82-4721


ОАО
ЮТК
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"



05009616

Россия, 350000, г.Краснодар,ул.Карасунская, 66
тел. (8612) 53-20-56
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______
БИК ______
Кор. счет ______
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от ______ № ______

на № 05.07.05 от 04-3-11/3836

SECURITIES AND EXCHANGE
COMMISSION OF
UNITED STATES OF AMERICA

450 Fifth Street, NW Washington,
DC 20549, United States
Tel. (202) 942-70-40

SUPPL


SEC MAIL
PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C.
185
SECTION

Dear Gentlemen/Madams,

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of PJSC "Southern Telecommunications Company" (PJSC "UTK") for the 1st quarter 2005.
2. Materials for PJSC "Southern Telecommunications Company" Annual General Shareholders Meeting, 2005.

Yours faithfully,

Andrey A. Litvinov
Deputy General Director

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: **«The discontinuance of PJSC «UTK» participation in the Association of the Volga areas telecommunication enterprises, in the Association of the «Iskra» business servicing federal network operators, in the Union of communication facilities producers and consumers».**

Public corporation «Southern Telecommunications Company» (PJSC «UTK») is a participant of 10 noncommercial organizations, 7 of which are associations of the legal persons in accordance with Article 11 of the Federal law «On the noncommercial organizations».

In accordance with the Model of the PJSC «UTK» the Company subsidiary business reorganization adopted by the Board of Directors (Protocol 12 dated October 6, 2004), it was found reasonable to discontinue the participation of PJSC «UTK» in the associations of the legal persons, that are noncommercial organizations, as follows:

- The Association of the Volga areas telecommunication enterprises;
- The Association of the «Iskra» business servicing federal network operators;
- The Union of communication facilities producers and consumers;

The Association of the Volga areas telecommunication enterprises.

Registered by administration of Penza city Leninsky district under nr.1244 on March 20, 2000.

The PJSC «UTK» became a participant of Association in the order of the universal legal continuity as a consequence of the South of Russia communication operators' reorganization, that took place in 2002, the unitary interregional telecommunication company PJSC «UTK» (from the branch «Volgogradelectrosviaz») was established.

The nonrecurrent admission fee amounted to 10,000 rubles.

The annual fee: it shall be determined annually by decision of the Association President in conformity with policy plan and financing schedule, adopted by the Meeting (Point 4.9 of the Articles).

Terms of secession from association: in accordance with Article 12, Point 2, of the Federal Law «On the noncommercial organizations» any member of association (union) has a right to secede association (union) at his own discretion, as financial year ends. In this case a member of association (union) shall bear secondary liability for its obligations proportionally to its contribution within two years since the moment of secession.

A member of association (union) may be expelled from it on decision of remaining members in the cases and in the order, that were established by the constituent instruments of association (union). In relation to expelled member of association (union) the rules, pertaining to secession from association (union) are applied.

The PJSC «Southern Telecommunications Company» does not participate in the projects, realized by Association and has no need to continue participation in Association in future.

The Association of the «Iskra» business servicing federal network operators

Registered by Moscow registration chamber under nr. 089.229 on November 18, 1999.

The PJSC «UTK» has become a member of Association in the order of the universal legal continuity as a consequence of the South of Russia communication operators' reorganization, that took place in 2002, the unitary interregional telecommunication company PJSC «UTK» (from the branch «Volgogradelectrosviaz», «KabBalktelecom», «Karachaevo-Cherkesskelectrosviaz», «Electrosviaz» of the Republic of Kalmykia», «Electrosviaz» Stavropol Territory», «Electrosviaz» of Adygei Republic», «Sviazinform» of Astrakhan Region») was established.

The nonrecurrent admission fee amounted to 4,000 USD from each of its branches.

The annual fee: it shall be determined annually by decision of the Association General Meeting (Point 7.1.1 of the Articles). Upon the balance of 2003 the annual fee amounted to 15800 USD.

Terms of secession from association: in accordance with Article 12, Point 2, of the Federal Law «On the noncommercial organizations» any member of association (union) has a right to secede association (union) at his own discretion, as financial year ends. In this case a member of association (union) shall bear secondary liability for its obligations proportionally to its contribution within two years since the moment of secession.

A member of association (union) may be expelled from it on decision of remaining members in the cases and in the order, that were established by the constituent instruments of association (union). In relation to expelled member of association (union) the rules, pertaining to secession from association (union) are applied.

The Union of communication facilities producers and consumers

Registered by Moscow registration chamber under nr. 93033 on January 24, 2000.

The PJSC «UTK» has become a member of Partnership in the order of the universal legal continuity as a consequence of the South of Russia communication operators' reorganization, that took place in 2002, the unitary interregional telecommunication company PJSC «UTK» (from the branch «Rostovelectrosviaz»).

The nonrecurrent admission fee amounted to 50,000 rubles.

The annual fee: shall be determined by constitutive agreement and amounts to 150,000 rubles (Point 5.1 of the Articles).

Terms of secession from association: in accordance with Point 4.6 of the Union communication facilities producers and consumers Articles any member of association (union) has a right to secede association (union) at his own discretion, as financial year ends. In this case a member of association (union) shall bear secondary liability for its obligations proportionally to the sum of its contribution in accordance with agreement of the Union and Union member mutual liabilities, in any case 50 percent of contribution sum at the most. The above liability shall be valid within all the financial year, in which he made the decision on secession from the Union. The application of secession shall be submitted three months before the end of financial year at the latest.

Based on the above said, the Board of Directors recommends the General Meeting of the PJSC «UTK» shareholders to make a decision on discontinuance of PJSC «UTK» participation noncommercial organizations, as follows:

- The Association of the Volga areas telecommunication enterprises;
- The Association of the «Iskra» business servicing federal network operators;
- The Union of communication facilities producers and consumers;

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the annual shareholders' General Meeting: **«Making amendments and supplements to The Regulations of the Company shareholders' general Meeting procedure»**

In an effort to provide the better practice of corporate management in the Company, the Board of Directors recommends the annual General Meeting of the shareholders to make the amendments and supplements to the Regulations of the Company shareholders' General Meeting procedure:

Subitem 4.1 of item 4 Article 3 shall be stated as follows: «4.1. The message on carrying out the gene al meeting of shareholders should be made not later than 30 days before the date of its convocation.

In case the offered agenda of the extraordinary general meeting of shareholders contains the question on election the directors Board of the Company, the message on carrying out the extraordinary general meeting of shareholders should be made not later than 50 days before the date of its covocation.

In case the extraordinary general meeting of shareholders is convoked on demand of Company Revision committee , the auditor of the Company or the shareholders (shareholder) being owners not less than 10 percent of Company voting shares , the message on carrying out the extraordinary general meeting of shareholders should be made not later than 20 days before the date of its convocation.

The message on carrying out the general meeting of shareholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the order determined by directors Board of the Company.»

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: **«Making amendments and supplements to the Company Board of Directors Regulations»**

In an effort to provide the better practice of corporate management in the Company, the Board of Directors recommends the annual General meeting of the shareholders to make the amendments and supplements to the Company Board of Directors Regulations:

Subitem 3.2.4 of item 3.2 Article 3 of Statute shall be stated as follows: «3.2.4. not to disclose becoming to him known during the execution of functions of member of directors Board the information about Society activity , being confidencial, access to which is limited according to the legislation of Russian Federation and internal documents of the Society»;

Subitem 3.2.11 of item 3.2 Article 3 of Statute shall be stated as follows: «3.2.11. in writing form to inform the directors Board about the fact of possessing of Society shares, about the intention to make transactions with Society shares, its affiliated and dependent societies, and also about the effected transactions with such shares»;

Item 3.5 shall be added to Article 3 of Statute as follows: «The society has the right to demand from a member of directors Board the appropriate execution of the duties by him.

A member of directors Board carries out the responsibility for the default (inadequate execution) of his duties before the Society at the rate of the caused damage.

The Society has the right to turn to the court with the claim to a member of directors Board about the indemnification, caused to the Society by his guilty»;

Paragraph 2 shall be added to item 6.2 Article 6 of Statute as follows: « In the plan of work of Board of directors to the board of directors considered once reports of Management of the company on the work should be included in a quarter (the offer of committee on corporate management)»;

Paragraph 3 shall be added to item 6.2 Article 6 of Statute as follows: « With a view of increase of efficiency of accepted decisions and a role of independent directors, the quantity of sessions of the Board of directors spent in the internal form should be not less than 15 % from total of spent sessions of Board of directors of the company a year (the offer of committee on corporate management, a majority voted)»;

Paragraph 2 of item 6.5 Article 6 of Statute shall be stated as follows: «The notice on convocation of session of Board of directors goes to each member of Board of directors together with necessary materials in time not less than 14 working days prior to date of carrying out of session».

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: **«Making amendments and supplements to the Charter of the Company»**

The meeting of the Company Board of Directors, that was held on March 5, 2005 (Protocol 27), was to make the decision to add the issue of making amendments and supplements to the Company Charter to agenda of the annual shareholders' General Meeting.

Thus, the Company Board of Directors recommends the annual General Meeting of the shareholders to make the amendments and supplements to the Articles of the Company as follows:

item 12.12. of Article 6 shall be stated as follows: «12.12. The message on carrying out the general meeting of shareholders should be directed to each person specified in the list of persons, having the right to participate in general meeting of shareholders, by the certified mail or is handed to each of the specified person, or published in the printed edition: « the Russian newspaper »;

subitem 16 of item 13.4 Article 13 shall be stated as follows: «16) the statement of internal document determining the procedures of internal control over financial and economic activity of the Company»;

subitem 36 of item. 13.4 Article 13 shall be stated as follows: «36) the decision on the questions attributed to the competence of general meetings of the commercial organizations participants in which the unique participant, possessing the vote at the general meeting of participants, is the Company»;

subitem 38 of item. 13.4 Article 13 shall be stated as follows: «38) the statement of the internal documents (document), determining the way of disclosing the information about Company, the order of the use of confidencial information about Company activity , its securities and transactions with them»;

item 13.4 Article 13 shall be added with new subitem 41 as follows: «41) the statement of procedure of management of risks in the Company»;

subitem 34 of item 13.4 Article 13 shall be stated as follows: «34) Decision-making on participation of the company in other organizations (the introduction as the participant, the termination of participation, change of the size of a face-value of a share of participation, change of quantity of shares or a face-value of the shares belonging the company) by purchasing, saling or other alienation of stocks, shares and-or parts of shares, and also by entering additional contributions into authorized capitals of other organizations»;

subitem 2 of item 14.4 Article 14 shall be stated as follows: «2) the decision of the questions attributed to the competence of the supreme management bodies of the noncommercial organizations, the unique founder (participant) of which is the Company, except for the noncommercial organizations in which the supreme management body of them is formed without participation of the founder (participant)»;

subitem 5 of item 14.4 Article 14 shall be stated as follows: «5) Preparation of materials and projects of decisions on the questions to be cosidered at Company directors Board , except the questions initiated according to the legislation of the Russian Federation and Company Charter with the indication of concrete terms of their consideration by directors Board , making impossible their preliminary consideration at Company Board , and also in case of necessity of acceptance of a emergency decision on the questions which are taken into consideration by Company directors Board as agreed with the chairman of Company directors Board».

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: "The determination of contribution (percent) standard for calculation of the annual fee for the members of the Company Board of Directors"

As it follows from the Company Board of Directors Regulations, the dimension of fee to the members of the Board of Directors, shall be determined at the General Meeting of shareholders, at which they were elected. With the reference to consideration of the issue "The election of the Company Board of Directors» at the annual General Meeting of the shareholders" it is necessary to determine the dimension of fee for the Board of Directors.

As Point 7.4., Article 7, of the Company Board of Directors Regulations read, the annual fee for all of the Company Board of Directors body shall be established as a sum of contributions in accordance with the standards (percents):

from the Company EBITDA in accordance with accounting control for the year of account following the International Standard of Financial Reporting;

from the sum of the Company net profit upon the balance of the year of account, directed to the payment of dividends.

All the above-said considered, the Board of Directors recommends the annual General Meeting of the Company shareholders to approve the standards (percents) of contributions to calculate the annual fee for the members of the Board of Directors as follows:

0.143 percent of the Company EBITDA in accordance with accounting control for the year of account following the International Standard of Financial Reporting by the end of 2005 year;

0.784 percent of the Company net profit upon the balance of the 2005 year of account, directed to the payment of dividends.

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: **«The adoption of the Company auditor for the year of 2005»**

As an auditor of the Company for 2005 "Ernst and Young" LLC, that performed the auditor functions for the Company by decision of the General Meeting of shareholders in 2004, is proposed for consideration.

"Ernst and Young" LLC appears to be one of the four largest international auditor companies, that is highly experienced in the field telecommunication companies auditing both abroad and in Russia. The record of work in the market telecommunication industry is more than 25 years.

The workers of this company are characterized by the high professional qualities in the field of international audit, as well as the good knowledge of trade particularity, tendencies and factors of the services market and the primary participants of it.

With all above said taken into consideration, as well as a positive experience of cooperation with this auditor firm, the Board of Directors recommends the annual General Meeting of shareholders to adopt "Ernst and Young" LLC. as an auditor of the Company for 2005.

The recommendations of the PJSC “UTK” Board of Directors

On the issue of the shareholders’ annual General Meeting: **«The election of members of the Company Auditing Commission»**

On March 5, 2005 the nomination of candidates to the Company Auditing Commission was under consideration at the meeting of the Company Board of Directors

The decision was made to enter the persons into the list of candidates to be voted for election of the Company Auditing Commission as follows:

1. Umnova Elena Vladimirovna
2. Charkovsky Viacheslac Yurievich
3. Kovalenko Ghennady Ivanovich
4. Chernikova Tamara Alexeevna
5. Loshakov Dmitry Anatolievich

As Article 17, Point 17.2., of the Company Articles reads, the Auditing Commission is composed of 5 persons.

Thus, 5 members are proposed to be elected from the proposed candidates.

The background of the candidates to the PJSC "UTK" Auditing Commission is enclosed.

The recommendations of the PJSC "UTK" Board of Directors

On the issue of the shareholders' annual General Meeting: **«The election of members of the Company Board of Directors»**

On March 5, 2005 the nomination of candidates to the Company Board of Directors was under consideration at the meeting of the Company Board of Directors (Protocol 27)

The decision was made to enter the persons into the list of candidates to be voted for election of the Company Board of Directors as follows:

Avdiyants Stanislav Petrosovich - Executive director-Director of economic and tariff policy department of OJSC «Sviazinvest»
Belov Vadim Eughenievich - Deputy Director General of OJSC «Sviazinvest»
Belyaev Konstantin Vladimirovich – Chief accountant of OJSC «Sviazinvest»
Brylkov Vladislav Viktorovich - First Deputy Director General of CJSC «Leader» (Company for the pension fund assets management)
Veremyanina Valentina Fedorovna - Chief of legal security department of OJSC «Sviazinvest»
Vasiliev Mikhail Borisovich – Head of "NCH Advisors, Inc." Company registration office in Saint-Petersburg
Gavrilenko Anatoly Anatolievich - Director General of CJSC «Leader» (Company for the pension fund assets management)
Zabuzova Elena Viktorovna - Director of OJSC «Sviazinvest» economic planning and budgeting department.
Kuznecov Sergey Ivanovich- First Deputy Director General of OJSC «Sviazinvest»
Kulikov Denis Viktorovich – Expert of Association for investors' rights protection (noncommercial organization) city of Moscow
Lebedev Mikhail Alexeevich – Head of OJSC «Sviazinvest» capital investments management department.
Panchenko Stanislav Nikolaevich - Deputy Director General of OJSC «Sviazinvest»
Romsky Georgy Alexeevich - Deputy Director General of OJSC «Sviazinvest»
Fedorov Oleg Romanovich - Executive director of the United Financial Group, city of Moscow
Chechelnitsky Eugheny Alexandrovich – Deputy head of the Federal Communication Supervision Service
Yuriev Vladimir Pavlovich – Head of Economy, Finance and Public Property Board of the Federal Communication Agency

As Point 13.2. of Article 13 reads the Company Board of Directors is composed of 11 persons, elected by the cumulative vote of the annual shareholders' General Meeting.

Thus, it is necessary to elect 11 members of the Company Board of Directors from proposed 16 candidates.

The background of the candidates to the PJSC "UTK" Board of Directors is enclosed.

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: **"The determination of 2004 dividends size, terms and forms of their payment on the shares of each category"**

In 2004 the Company secured net profit in the sum of 276 649 thousand rubles.

In accordance with the Articles of the Company, Regulation of the dividend policy of the Company 10 percent of net profit or 27 664.9 thousand rubles shall be directed to the payment of dividends on the participating preference stock.

The 2005 budget of the Company, approved by the Board of Directors on March 25, 2005, Protocol 30, has provided that the dividends shall be paid to the sum of 55 328 353.91 rubles in total.

Respectively, 27 651 191.08 rubles, that makes 0.00934 rubles per an ordinary share, are supposed to be directed to the payment of dividends on the ordinary stock, and 27 677 162,83 rubles, that makes 0.02847 rubles per a preference share, are supposed to be directed to the payment of dividends on the preferred stock.

All the above-said considered, the Board of Directors recommends the shareholders' annual General Meeting of the Company to make the decision on the payment of dividends for financial year of 2004:

a) 0.02847 rubles per a share on the preferred stock in a monetary form on August 29, 2005 at the latest;

б) 0.00934 rubles per a share on the ordinary stock in a monetary form on December 15, 2005 at the latest.

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting:

«Adoption of annual report, annual accounting control, including profit-and-loss report (profit-and-loss account) of the Company, diffusion of the Company profits and losses, resultant from financial year (2004) under review»

As it follows from the data of the annual reporting, the value of the Company assets amounts to 43 366.2 mln. rubles by December 31, 2004. The net assets of the Company decreased by 9.8 mln. rubles and amounted to 12 756.7 mln. rubles. The authorized capital stock comes to the sum of 1,297.8 mln. rubles. The net profit of 2004 amounts to 276.6 mln. rubles.

The auditing committee of the Company and an independent auditor of the Company CJSC "Ernst and Young Vneshaudit" suppose the audit check, they performed, to provide the reasonable grounds for making comments on reliability of this reporting. The annual reporting, that was checked, was prepared in all essential aspects in accordance with the legislation and normative acts, regulating the order of maintaining accountancy, preparation of accountants, and adopted principles of record-keeping in the Russian Federation.

This matter having been considered, the PJSC "UTK" recommends the annual general meeting of shareholders to adopt annual account, annual accounting control, including profit-and-loss report (profit-and-loss account), diffusion of the Company profits and losses, resultant from financial year under review.

THE CONCLUSION
Of the revision committee of the public joint-stock company "Southern telecommunication company " on the results of financial and economic activity check of the Society, the annual accounting reporting of the Society and the reliability on the data contained in the annual report of the Society and the annual accounting reporting of the Society for the year 2004.

April, the 30th year 2005. Moscow

On the basis of the Charter of the Society, the Regulations about of a revision committee of the public joint-stock company " Southern telecommunication company ", the revision committee of PJSC "UTK " including:

- Prokofjeva I.V.
- Greseva L.A.
- Podgornaja L.J.
- Uzlova N.V.
- Utina N.P.

has carried out the audit of the annual accounting reporting for the year 2004

Audit was carried out from March, the 14th till April, the 5th, 2005 on the following directions:

- reliability on the data contained in the annual report and the accounting reporting for the year 2004;
- the order of conducting account book keeping and representation of the financial reporting for the year 2004;

General data

The Full name of the Open joint-stock company is " The Southern telecommunication company "
The brief name of Society is " UTK "
Location: 350000, Krasnodar territory, Krasnodar city, Karasunskaya street, bl66
The data on the state registration are: The Certificate № 494 series A from 20.05.1994., given by the Registration chamber of Krasnodar as PJSC " Kubanelekrtosvjaz " and the registration documents of the PJSC " Southern telecommunication company " - from 28.06.2001.

Responsible for financial and economic activity of the Society for the checked period are:
The general director - IGNATENKO Ivan Fedorovich.
The chief accountant - RUSINOVA Tatyana Viktorovna.

The supreme management body of the Society is the general meeting of the shareholders, and in intervals between assemblies – the directors Board led by the Chairman. The executive body of the PJSC « Southern telecommunication company » is the board, led by the General director.

In the period of the Revision committee activity auditing check of financial and economic activity of structural divisions and branches of PJSC " UTK" such as: General management, "Kubanelektrosvjaz", « The Center of new technologies », "Yugtaxofon" was carried out and the controle took place from July, the5th till July, the16th, 2004.

In the period from January, the18th till January, the21, 2005 the controle of performance by the Society of measures plan made on the results of auditing was carried out.

The revision committee established the following:

Auditing check included check on a selective basis of confirmations of the numerical data and the explanatories contained in the accounting reporting.

During the check the following directions were considered:

1. Capital construction;
2. Management of the finance;
3. Economy;
4. Mutual relations with affiliated companies.

I.Capital construction

1. According to the decision of I.F.Ignatenko the General director of the Society from 15.11.04 the construction of all objects of capital construction was stopped;

2. By the date of 15.11.04 the inventory of the uncompleted construction was carried out in order to of define the suffered expenses, and also to find the degree of objects readiness .

3. Analysis of performance of capital construction plan by PJSC " UTK " for 2004 (the corrected budget) for example by such branches as: KES, ESK, VES, PES has shown, that the branch KES has significantly overfulfilled the plan including:

- the ***volume of investments by+9,57 %***;
- including ***the equipment by +67,12 %***;
- including civil engineering works **(CEW)** ***--10,49 %***, thus ***share CEW carried out in the contract way has increased*** by 46,79 % (from 46,15 % up to 92,93 %), i.e. ***twice***;

4. The monitoring system of investment projects is conducted in such a manner that the department of the economic analysis of investments, and also the financial department are supervising only the payments done within the framework of the voted budget. However the Society buys the equipment and carries out **CEW** over the plan. These services are not paid, but are collected as creditor debts as contracts are signed and also services under contracts are executed. This debts are not supervised in any way neither by the department of the economic analysis of investments, nor by the financial department.

II. Financial Management

1. In November - December, 2004 (after interrapting the bilding works) the

Open Company « Southern building communication company » were carried out. In total for IV quarter of 2004 it was listed 1,7 billion roubles:

2. The society involves financial resources basically for the purposes of making new crediting. The size of liabilities of PJSC "UTK" by 31.12.04 makes 21501942 thousand roubles.

Note: by 2003 the percentage to payment made 547226 thousand roubles.

The period	*2003*	*2004*	*2005*
% charged to payment (billion roubles)	*0,5*	*2,1*	*2,4 + 0,4 (0,4 - unpayed 2004)*
Payment	*0,5*	*1,7*	*2,7*

3. The structure of actives and passives of the Society testifies an unsatisfactory condition of the balance. The parity of extra and own capital by 30.09.2004 has achieved the value of 2,69 (73 % to 27 %), and by the end of 2004 are expected to be of 3,2 (80 % to 20 %). Excess of short-term obligations of the Society over turnaround means by 30.09.2004 makes not less than 14285007 thousand roubles, i.e. the attraction of additional resources in the future will be needed for the repayment of short-term obligations.

4 The attitude of percentage to payment for the using of involved financial resources to proceeds has achieved the value of 13 %.

5. The basic financial parameters are not sufficient. The main financial index are lower then sufficient. For example, the parity of turnaround means to short-term obligations makes 2 to 5, that is characterized unsatisfactorily . The coefficient of the own means is 1,6 (by the specification must be not less than 0,1). The level of own capital in the structure of Society property makes 30 %. In the structure of property the basic share is made by the nonturnaround actives (87 %).

The name of parameters	***31.12.2003***	***31.12.2004***
Factor of the current liquidity (by the specification not less than 2)	*0,565*	*0,377*
Factor of possesing own means (the specification is not less than 0,1)	*-0,769*	*-1,655*
Factor of restoration (lossing) of solvency (the specification is more 1)	*0,294*	*0,141*

The factor of current liquidity by the checked period has decreased in 1,5 times with 0,5 up to 0,3 (the specification is not less than 2). The above menshened dynamics of Ктл are negative.

The name of parameters	***31.12.2003***	***31.12.2004***
Profitability of sales, production, works, services	*22,61 %*	*20,28 %*
Profitability of primary activity (efficiency of expenses)	*29,21 %*	*25,44 %*

Also, profitability of sales, production, works and services, describing efficiency of business dealing, by the checked period of economic activities tends recession from 23 % up to 20 %, and profitability of primary activity (efficiency of expenses) from 29 % up to 25 %.

The above-stated aspects can negatively influence business processes of the Society in the future accounting period.

III.Economy

1. The time of recovery of outlay of investment projects makes by calculations of the Society is (7-9) years, however, because of incorrect given FEASIBILITY REPORTS of separate projects in which replacement of analog telephone lines by digital systems (30-40 % of the entered number capacity) is not always taken into account. The real time of recovery of outlay, accordingly makes 9-12 years. Thus, actual efficiency of capital investments is lower, than settlement.
2. Business - process of planning the Society investments has formal character, there are no control procedures, no degree of responsibility for granting the incomplete or deformed information for planning. Thus, the valid costs of objects of capital construction in the Society are determined only under the forms CC-2, CC-3, that results in deficiency of the Society budget .
3. The Society share on fixed telecommunication market in Krasnodar for 2004 concerning involved telephone capacity has decreased for 1,6-1,7 %, and it occurs because of the difference beetwin the rates of development of Society communication networks and alternative operators and of default of the input plan of number capacity of the Society on Krasnodar city telefon station.
4. In general for UTK there is a tendency of share increasing of in zone traffic and meanwhile of decreasing in the main traffic that reduces the profitableness on one line.

IV. The affiliated and dependent companies

Since November, 15, 2004 UTK stopped to sign contracts for building and design works carried out by suppliers and contractors, including Open Company "Yuggiprosvjaz" and Joint-Stock Company "YSS". Despite of this, the contractors continued partialy to perform works and to conclude contracts with other contract organizations, not having the authorization from the PJSC " UTK", that exceeded the allowable risks, connected with the current economic activities.

Management of affiliated companies is carried out on a low level.

The revision committee of the Society, except for the above-stated circumstances, does not find out gross infringements in established order of conducting book keeping and preparation the accounting reporting which could affect essentially the reliability of accounting reporting.

The accounting reporting of PJSC " UTK " allows to generate a full and objective

for an operative management, and also for the use by investors, suppliers, buyers, creditors, tax, financial, bank bodies and both by other interested organizations and persons.

Conclusion

In opinion of the revision committee members the check results of financial and economic activity of PJSC " UTK " for 2004 and the annual accounting reporting of PJSC " UTK " for 2004, the accounting reporting of the Society is prepared in such a way that provides authentic reflection of actives and passives of the Society by 31.12.2004г. and financial results of Society activity for 2004г., proceeding from Federal law requirements from 21.11.96 № 129-ФЗ « About account book keeping » and statutory acts of Russian Federation Ministry of Finance (orders from 29.07.98г. № 34n (with changes and additions), 06.07.99г. № 43n, 22.07.2003 № 67n.

Chairman of revision committee — I.V.Prokofjeva

Members of revision committee: — L.A.Greseva

L.J.Podgornaja

N.V.Uzlova

N.P. Utina

PJSC « Southern telecommunication company »

The auditor conclusion under the accounting reporting for 2004.

May, 2005.

CONTENTS	PAGE.

The auditor conclusion under the accounting reporting of PJSC "SOUTHERN TELECOMMUNICATION COMPANY "made by an independent auditor firm	3
Appendices	
1. The accounting reporting of PJSC " SOUTHERN TELECOMMUNICATION COMPANY " for the period from January, 1, till December, 31, 2004 inclusive:	5
Accounting balance	
The report on profits and losses	
The report on changes of the capital	
The report on movement of money resources	
The appendix to accounting balance	
Explanatory note	
2. The list of affiliated persons	

THE AUDITOR CONCLUSION
UNDER THE ACCOUNTING REPORTING OF OPEN SOCIETY " SOUTHERN TELECOMMUNICATION COMPANY "
INDEPENDENT AUDITOR FIRM

To shareholders of PJSC " SOUTHERN TELECOMMUNICATION COMPANY "

DATA ON THE AUDITOR

The name: Joint-Stock Company «ERNST and YOUNG VNESHAUDIT».

Location: 115035, Russia, Moscow, Sadovnicheskaya naberejnaya, bl. 77, ap. 1

The certificate of recording to the Uniform state register of legal persons concerning the legal person registered till July, 1, 2002, date of recording September, the16, 2002, the series 77 № 008050714, is registered by Official body the Moscow registration chamber on August, the30, 1994 №033.468, basic state registration number 1027739199333.

The license for realization of auditor activity №E003246, is authorized by the order of Russian Federation Ministry of Finance from January, 17 2003. № 9, given for the period of five years.

DATA ABOUT THE PERSON UNDER AUDIT

Name: Public Joint-Stock Company " SOUTHERN TELECOMMUNICATION COMPANY "

Location: 350000, Krasnodar,. Karasunskaya street 66.

State registration: №186-», 20.05.1994.

We have carried out the audit of the applied accounting reporting of the Open Society « Southern Telecommunication Company » (here and after "Company") for the period from January, 1 till December, 31, 2004 inclusive the accounting balance, the report on profits and losses, the report on changes of the capital, the report on money resources movement, the appendix to accounting balance and an explanatory note, points 2-4, 6-7 and 9-11. The responsibility for preparation and presentation of this accounting reporting is laying on the company management . Our duty consists in expressing the opinion on reliability in all essential attitudes of the given reporting and on its conformity to the legislation of the Russian Federation.

We have carried out the audit in accordance with the Federal Law « About auditor activity », the federal rules (standards) of auditor activity, the Rules (Standards) of auditor activity approved by the Commission on auditor activity at the President of the Russian Federation, and the International standards of audit, not contradicting to the above-stated Rules.

Audit was planned and spent so that to receive reasonable confidence that the accounting reporting does not contain essential distortions. Audit was spent in a selective manner and included the proofs studying on the basis of testing of confirming numerical parameters and disclosing the information obout financial and economic activity in the accounting reporting, and also an estimation of observance of principles and rules of account book keeping used within the preparation of the accounting reporting, the consideration of essential estimated parameters received by the person under audit management, and also the estimation of the general representation of the accounting reporting. We believe, that the lead audit represents a sufficient bases to express our reliability in all essential aspects of the accounting reporting and the conformity of conducting account book keeping to the legislation of Russian Federation.

In our opinion, in 2004 the order of conducting account book keeping concerning preparation of the accounting reporting of the Company in all essential aspects met the requirements of the Federal Law « About account book keeping » № 129-FZ from November, 21, 1996, and the above mentioned accounting reporting prepared according to the same Law, reflects authentically in all essential attitudes the financial position of the Company by December, 31, 2004 and the results of its financial and economic activity for the period from January, 1 till December, 31, 2004 inclusive meet the requirements of the Russian Federation legislation regarding the preparation of the accounting reporting.

The applied accounting reporting has not the idea to purpose the financial situation and the results of activity according to the principles or the methods of account book keeping standard in other countries and other administrative-territorial formations, besides Russia. So, the applied accounting reporting is not intended for the persons not familiar with the Russian principles, procedures and methods of account book keeping.

May, the 6th, the year 2005

Kit Hable,
The partner

Vladmira Tokareva
Manager of auditor department
Qualification licence K 001021
Given at 1 october 2002 for an unlimited period

ACCOUNTING BALANCE

			CODES
		The form № 01 on ОКУД	710001
on	On December, 31, 2004	Date (year, month, number)	2004.12.31
The organization	Open Socierty "UTK"	on ОКПО	1151037
Identification number of the taxpayer	2308025192	on INN	2308025192
Kind of activity	electric communication(connection)	on ОКВЭД	64.20; 64.20.11
The organizational - legal form (pattern of ownership)	mixed	on ОКОПФ/ОКФС	47/42
Unit of measurements:	thousands of roubles	on ОКЕИ	384
The address:	350000, Russia, Krasnodar, Karasunskaya street, 66 ph. (861) 253-80-22		
		Date of the statement	
		Date of sending (acceptance)	

ACTIVE	Explanatories	Code of parameter	Code of line	By the beginning of the accounting period	By the end of the accounting period
1	1a	2	2a	3	4
non-turnaround actives non-material actives		110	110	1 326	947
The basic means		120	120	20 937 178	29 727 079
Capital investments		130	130	3 772 664	5 583 480
Profitable investments in material assets		135	135	0	0
Long-term financial investments		140	**140**	390 398	561 727
including:investments in affiliated societies			141	327 231	463 369
investments in dependent societies			142	34 991	28 807
investments in other organizations			143	14 497	3 372
other long-term financial investments			144	13 679	66 179
The postponed tax actives		145	145	107 343	180 195
other long-term financial investments		150	150	946 839	1 673 234
Total on section I		190	**190**	26 155 748	37 726 662

ACTIVE	Explanatories	Code of the parameter	C ode of the line	By the beginning of the accounting period	By the end of the accounting period
1	1a	2	2a	3	4
II. turnaround actives Stocks		210	**210**	1 081 612	1 226 059
including: raw material, materials and other similar values		211	211	847 918	901 149
expenses in the work in progress (distribution costs)		213	213	84	73
finished goods and the goods for resale		214	214	42 217	23 691
the goods shipped		215	215	0	0
charges of the future periods		216	216	190 600	301 145
other stocks and expenses		217	217	793	1
The value-added tax on the got values		220	220	1 922 618	2 502 153
debts (payments on which are expected more than in 12 months after accounting date)				42 256	34 449
including: buyers and customers		231	231	0	0
advance payments given			232	25 403	15 802
other debtors			233	16 853	18 647
debts (payments on which are expected within 12 months after accounting date)		240	**240**	1 463 861	1 417 679
including: buyers and customers		241	241	899 648	1 054 668
advance payments given			242	242 802	149 490
other debtors			243	321 411	213 521
Short-term financial investments		250	250	35 321	59 973
Money resources,		260	260	268 197	398 560
Other turnaround actives		270	270	412	653
Total on section II		290	**290**	4 814 277	5 639 526
BALANCE (the sum of lines 190+290)		300	**300**	30 970 025	43 366 188

PASSIVE	Explanatories	Code of aparameter	Code of line	By the beginning of the accounting period	By the end of the accounting period
1	1a	2	2a	3	4

III. The CAPITAL AND RESERVES Charter capital		410	410	1 297 779	1 297 779
The additional capital		420	420	5 724 394	5 639 535
The reserve capital		430	430	64 889	64 889
Own shares redeemed from the shareholders		411	440	(0)	(0)
Unallotted profit (the uncovered loss) of last years		470	460	5 406 480	5 142 900
Unallotted profit (the uncovered loss) fiscal year		470	470	X	276 649
Total on section III		490	**490**	12 493 542	12 421 752
IV. LONG-TERM OBLIGATIONS Credits and loans		510	**510**	4 772 416	11 343 885
including: credits			511	4 719 044	6 296 803
loans			512	53 372	5 047 082
The postponed tax obligations		515	515	248 142	493 472
Other long-term obligations		520	520	3 178 547	3 769 502
Total on section IV		590	**590**	8 199 105	15 606 859
V. SHORT-TERM OBLIGATIONS Credits and loans		610	**610**	5 371 906	8 074 234
including: credits			611	3 620 965	4 046 301
loans			612	1 750 941	4 027 933
Creditor debts,		620	**620**	4 452 961	6 749 326
including: suppliers and contractors		621	621	3 273 079	5 366 946
advance payments received		625	622	325 256	332 228
debts against the personnel of the organization		622	623	182 429	154 491
debts against the state unappropriated funds		623	624	88 149	73 355
debts under taxes and tax collections		624	625	102 852	318 118
other creditors		625	626	481 196	504 188
Debts to participants (founders) on payment of incomes		630	630	141 446	82 775
Incomes of the future periods		640	640	272 896	334 928
Reserves of forthcoming charges		650	650	38 169	96 314
Other short-term obligations		660	660	0	0
Total on section V		690	**690**	10 277 378	15 337 577
BALANCE (the sum of lines 490+590+690)		700	**700**	30 970 025	43 366 188

Inquiry on values to account over accounting report

The name of a parameter	Explanatories	Code of parameter	Code of line	By the beginning of accounting period	By the end of accounting period
1	1a	2	2a	3	4
The rented basic means		910	901	662 331	708 393
including on leasing		911	911	77 378	77 378
The commodity - material assets accepted to storage		920	902	28 546	44 995
The goods accepted to commission		930	903	0	23 691
The debts of insolvent debtors written off as a loss		940	904	167 093	160 951
Maintenance of obligations and payments received		950	905	0	0
Maintenance of obligations and payments given		960	906	10 098 622	15 854 001
Deterioration of available housing		970	907	10 846	10 717
Deterioration of objects of external accomplishment and other similar objects		980	908	1 251	1 493
Means of payment of communication services			909	65 204	64 638

The information(inquiry) on cost of pure(clean) actives

The name of parameter	Explanatories	Code of aparameter	Code of aline	By the beginning of accounting period	By the end of accounting period
1	1a	2	2a	3	4
Pure actives			1000	12 766 438	12 756 680

The head ____________ ______________
(signature) (decoding of the signature)

The chief accountant ________ ____________
(signature) (decoding of the signature)

REPORT ON PROFITS AND LOSSES

			CODES
		The form № 02 on ОКУД	710002
for		2004 Date (year, month, number)	2004.12.31
The organization	Open Company "UTK"	on ОКПО	1151037
Identification number of the taxpayer	2308025192	INN	2308025192
Kind of activity	electric	on ОКВЭД	64.20; 64.20.11
organizational - legal form (pattern of ownership)	mixed	on ОКОПФ/ОКФС	47/42
Unit of measurements:	thousand of roubles	on ОКЕИ	384

The name of parameter	Explanatories	Code of parameter	Code of line	For the accounting period	For the similar period of the last year
1	1a	2	2a	3	4
I. Incomes and charges of usual kinds of activity Proceeds (net) from sale of the goods, production, works, services (minus the tax of added value, excises and similar obligatory payments)		10	10	16 752 576	13 506 587
including from the sale: of services of communication			11	16 303 127	13 222 688
cost price of the sold goods, production, works, services		20	20	(13 358 983)	(10 452 947)
including: of services of communication			21	(12 999 561)	(10 231 580)
Profit (loss) on sales (line 010-020)		50	**50**	3 393 593	3 053 640
II. OPERATIONAL INCOMES AND CHARGES *Percent to reception*		60	60	7 987	10 452
Percent to payment		70	70	(2 007 055)	(547 226)
Incomes of participation in other organizations		80	80	77 552	167 146
Other operational incomes		90	90	537 224	314 571
Other operational charges		100	100	(1 193 747)	(723 613)
III. NONSUCCESFUL INCOMES AND CHARGES *Nonsuccesful incomes*		120	120	387 679	167 472
Nonsuccesful charges		130	130	(596 292)	(777 358)
Profit (loss) before the taxation (page 050+060-070+080+090-100+120-130)		140	**140**	606 941	1 665 084
Charges under the profit tax (lines-151+/-152+/-153) including:			**150**	(323 269)	(577 601)
the postponed tax obligations		142	151	(245 330)	(182 853)
the postponed tax actives		141	152	72 852	26 136
The current profit tax		150	153	(150 791)	(420 884)
Profit (loss) on usual activity (line 140-150)			**160**	283 672	1 087 483
***IV. EXTREME INCOMES AND* CHARGES Extreme incomes**			170	1 065	268
Extreme charges			180	(8 088)	(7 314)
Net profit (unallotted profit (loss) of *the accounting period) (lines* 160+170-180)		190	**190**	276 649	1 080 437
Inquiries: Conditional charge /income under the profit tax			201	(143 980)	(399 619)
Constant tax obligations		200	202	(265 172)	(321 221)
Constant tax actives		200	203	85 883	143 239

The name of parameter	Explanatories	Code of parameter	Code of line	For the accounting period	For the similar period of the last year
1	1a	2	2a	3	4
Base profit (loss) per share			301		0,00033
profit (loss) per share			302		

* filled in the annual accounting reporting

Decoding of separate profits and losses

The name of parameter	Code of paramet	Code of line	For the accounting period		For the similar period of last	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Penalties and the penalties recognized or recognized in court		401	2 157	(62 599)	4 337	(55 723)
Profit (loss) of the last years		402	94 865	(85 689)	46 418	(82 091)
The indemnification, caused by default or inadequate execution of obligations		403	125 165	(942)	1 273	(195)
Course differences on foreign currency operations		404	10 213	(8 123)	54 474	(137 627)
Deductions in estimated reserves		405	70 890	(262 446)	0	(220 180)
Write-off of income and creditor debts		406	2 723	(2 144)	5 704	(2 666)

The head __________ ______________ **The chief accountant** _______ ____________

(signature) (decoding of the signature) (signature) (decoding of the signature)

"__" ____________.

THE REPORT ON CHANGES OF THE CAPITAL

			CODES
		The form № 03 on ОКУД	710003
for	2004	Date (year, month, number)	2004.12.31
The organization	Open Company "UTK"	on ОКПО	1151037
Identification number of taxpayer	2308025192	INN	2308025192
Kind of activity	electric communication	on ОКВЭД	64.20; 64.20.11
organizational - legal form (pattern of ownership)	mixed	on ОКОПФ/ОКФС	47/42
Unit of measurements:	thousands of rubles	on ОКЕИ	384

Change of capital

The name of parameter	Code of parameter	Code of line	Charter capital	additional capital	reserve capital	Unallotted profit (the uncovered loss)	Total
1	1a	2	3	4	5	6	7
The rest for December, 31, 2002		100	1 297 779	4 215 276	63 260	4 672 255	10 248 570
2003 Change in registration policy		101	X	X	X	15 919	15 919
Result from the reassessment of basic means objects		102	X	1 545 234	X	0	1 545 234
Other		103	X	0	X	0	0
The rest for January, 1, 2003		104	1 297 779	5 760 510	63 260	4 688 174	11 809 723
Change of capital clauses:		200	0	(36 116)	1 629	718 306	683 819
Result from the recalculation of foreign currencies		201	X	0	X	X	0
Net profit (loss) of fiscal year		202	X	X	X	1 080 437	1 080 437
Dividends		203	X	X	X	(396 618)	(396 618)
Deductions to reserve funds		204	X	X	1 629	(1 629)	0
Additional share issue due to own sources		205	0	0	X	0	0
Increase of face-value of shares		206	0	0	X	0	0
Change of the capital with the disappearing of basic means objects		207	X	(36 116)	X	36 116	0
Other		208	0	0	0	0	0
Increase in capital size due to :		210	0	0	0	0	0
additional share issue due to means of shareholders		211	0	0	X	X	0
reorganization of the legal person		212	0	0	0	0	0
other		213	0	0	0	0	0
Reduction of capital size due to:		220	0	0	0	0	0
reduction of shares amount		221	0	X	X	0	0
reduction of shares face value		222	0	X	X	X	0
reorganization of legal person		223	0	0	0	0	0
other		224	0	0	0	0	0
The rest for December, 31, 2003		300	1 297 779	5 724 394	64 889	5 406 480	12 493 542
2004 Change in registration policy		301	X	X	X	0	0
Result from the reassessment of basic means objects		302	X	0	X	0	0
Other		303	X	0	X	0	0
The rest for January, 1, 2004	100	304	1 297 779	5 724 394	64 889	5 406 480	12 493 542
Change of capital clauses:		400	0	(84 859)	0	13 069	(71 790)
Result from the recalculation of foreign currencies		401	X	0	X	X	0
Net profit (loss) of fiscal year		402	X	X	X	276 649	276 649
Dividends		403	X	X	X	(348 439)	(348 439)
Deductions to reserve funds	110	404	X	X	0	0	0
Additional share issue due to own sources	121	405	0	0	X	0	0
Increase in shares face-value	122	406	0	0	X	0	0
Change of the capital with the disappearing of basic means objects		407	X	(84 859)	X	84 859	0
Other		408	0	0	0	0	0
Increase in capital due to:		410	0	0	0	0	0
additional share issue due to the means of shareholders	121	411	0	0	X	X	0

reorganization of the legal person	123	412	0	0	0	0	0
other		413	0	0	0	0	0
Reduction of capital size due to:		**420**	0	0	0	0	0
reduction of shares amount	132	421	0	X	X	0	0
reduction of shares face value	131	422	0	X	X	X	0
reorganization of legal person	133	423	0	0	0	0	0
other		424	0	0	0	0	0
The rest for December, 31, 2004	**140**	**600**	1 297 779	5 639 535	64 889	5 419 549	12 421 752

2. reserves

The name of parameter	Code of parameter	Code of line	rest by the beginning of the year	Has acted(arrived)	It is used/восстанов-лено	rest by the beginning of the year
1	1a	2	3	4	5	6
reserves formed according to the legislation: Reserve fund data of 2003		601	63 260	1 629	(0)	64 889
data of 2004		602	64 889	0	(0)	64 889
reserves formed according to constituent documents: Integrating Fund of Society workers data of 2003		603	0	0	(0)	0
data of 2004		604	0	0	(0)	0
Estimated reserves: Reserves on doubtful duties data of 2003		605	188 037	192 627	(125 989)	254 675
data of 2004		606	254 675	345 864	(173 195)	427 344
Reserves under depreciation of financial investments data of 2003		607	0	48 234	(0)	48 234
data of 2004		608	48 234	103	(44 658)	3 679
Reserve under deprecication of material assets data of 2003		609	0	0	(0)	0
data of 2004		610	0	0	(0)	0
Reserves of forthcoming charges: data of 2003		611	0	0	(0)	0
data of 2004		612	38 169	96 314	(38 169)	96 314
Reserves under conditional obligations: data of 2003		613	0	0	(0)	0
data of 2004		614	0	0	(0)	0

The head _________ _____________
(signature) (decoding of the signature)

The chief accountant ________ ______________
(signature) (decoding of the signature)

"___" ____________.

THE REPORT ON MONEY RESOURCES MOVEMENT

			CODES
		The form № 04 on ОКУД	710004
for	2004	Date (year, month, number)	2004.12.31
The organization	OPEN COMPANY "UTK"	on ОКПО	1151037
Identification number of the taxpayer	2308025192	INN	2308025192
Kind of activity	electric communication	on ОКВЭД	64.20; 64.20.11
organizational - legal form (pattern of ownership)	mixed	on ОКОПФ/ОКФС	47/42
Unit of measurements:	thousands of roubles	on ОКЕИ	384

The name of parameter	Code of parameter	Code of line	For the fiscal year	For the similar period of the last year
1	1a	2	3	4
THE REST OF MONEY RESOURCES BY THE BEGINNING OF theFISCAL YEAR		10	268 197	206 220
The CURRENT ACTIVITY. money resources received for the current activity		**20**	18 407 576	17 184 258
the means received from buyers, customers		21	17 887 532	15 411 490
other incomes		22	520 044	1 772 768
The money resources directed:		**30**	(15 303 786)	(14 819 796)
to the payment of the got goods, works, services, raw material and other turnaround actives	150	31	(5 668 057)	(4 359 548)
to the payment	160	32	(3 722 472)	(3 111 120)
to the payment of percentage	170	33	(1 478 791)	(507 038)
to the calculations under taxes and tax collections	180	34	(2 607 085)	(3 942 622)
to other costs		35	(1 827 381)	(2 899 468)
Pure money resources from the current activity		**40**	3 103 790	2 364 462
INVESTMENT ACTIVITY . money resources received for investment activity		**50**	637 505	293 882
receipts from the realization of objects of fixed assets and others nonturnaround actives	210	51	39 273	24 974
receipts from the repayment and realizations of securities, shares and other financial investments	220	52	307 720	10 000
received dividends, incomes of individual participation		53	52 164	161 130
received percentage	240	54	7 986	8 425
receipts from the repayment of the loans given to other organizations	250	55	5 520	22 100
other incomes of investment activity		56	224 842	67 253
money resources directed:		**60**	(11 026 349)	(9 415 753)
to purchase and create the objects of fixed assets and others nonturnaround actives	290	61	(10 796 259)	(8 322 273)
to purchase the securities, shares	280	62	(134 728)	(60 020)
ro purchase the debt securities and other financial investments	300	63	(83 817)	(4 020)

to granting of loans to other organizations	310	64	(550)	(32 613)
other charges in investment activity		65	(10 995)	(996 827)
Pure money resources from investment activity	**340**	**70**	(10 388 844)	(9 121 871)
FINANCIAL ACTIVITY. money resources received for financial activity		**80**	15 702 317	11 805 186
received loans and credits		81	15 622 352	11 679 215
other incomes for financial activity		82	79 965	125 971
money resources directed:		**90**	(8 286 900)	(4 985 800)
to the repayment of loans and credits (without percent)		91	(6 659 431)	(4 018 182)
to the repayment of obligations on financial rent		92	(1 236 564)	(473 083)
to the payment of dividends	170	93	(369 488)	(434 067)
other charges for financial activity		94	(21 417)	(60 468)
Pure money resources from financial activity		**100**	7 415 417	6 819 386
Pure increase (reduction) of money resources		**110**	130 363	61 977
REST OF MONEY RESOURCES by THE END OF THE ACCOUNTING PERIOD		**120**	398 560	268 197
Size of influence of changes of foreign currency rate in relation to I rouble		130	0	(6)

The head ____________ ________________
(signature) (decoding of the signature)

The chief accountant ________ ______________
(signature) (decoding of the signature)

"___" ______________.

APPENDIX TO ACCOUNTING BALANCE

			CODES
		The form № 05 on ОКУД	710005
on	December, 31, 2004	Date (year, month, number)	2004.12.31
The organization	Open Company "UTK"	on ОКПО	1151037
Identification number of the taxpayer	2308025192	INN	2308025192
Kind of activity	electric communication(connection)	on ОКВЭД	64.20; 64.20.11
organizational - legal form (pattern of	mixed	on ОКОПФ/ОКФС	47/42
Unit of measurements:	thousands of roubles	on ОКЕИ	384

1. Non-material actives

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	Received	lefted	By the end of fiscal year
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights upon the results of intellectual property)	10	**101**	2 132	0	(0)	2 132
among them: at the patentee on the invention, the industrial sample, useful model	11	102	0	0	(0)	0
at legal owner on computer programs , on the database	12	103	2 042	0	(0)	2 042
at the owner on a trade mark and a service mark, the name of the place of goods origin	14	104	90	0	(0)	90
others	15	105	0	0	(0)	0
Other	40	106	0	0	(0)	0
Total		**110**	2 132	0	(0)	2 132

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	By the end of accounting period
1	1a	2	3	4
Amortization of non-material actives - total	50	**120**	806	1 185
including: at patentee on the invention, the industrial sample, useful model .		121	0	0
at the legal owner on computer programs ,on the database		122	804	1 175
at the owner on a trade mark and a service mark, the name of the place of goods origin		123	2	10
others		124	0	0

2. fixed assets

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	Received	lefted	By the end of fiscal year
1	1a	2	3	4	5	6
Buildings		201	4 501 275	608 479	(18 454)	5 091 300
Constructions and transfer devices		202	8 685 558	5 066 019	(41 423)	13 710 154
Machines and equipment		203	15 307 591	4 323 215	(237 197)	19 393 609
Vehicles		204	432 372	56 125	(8 731)	479 766
Computing and office equipment		205	597 093	405 368	(7 741)	994 720
Private premises fund		206	40 175	2 367	(2 365)	40 177
ground areas and objects of wildlife management		207	19	1 480	(0)	1 499
Other kinds of basic means		208	266 574	177 213	(9 284)	434 503
Total		210	29 830 657	10 640 266	(325 195)	40 145 728

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	By the end of fiscal year
1	1a	2	3	4
Amortization of the basic means - total	140	**220**	8 893 479	10 418 649
including: buildings		221	1 213 042	1 268 088
constructions and transfer devices		222	3 114 742	3 500 273
machines and equipment		223	4 003 797	4 845 919
vehicles		224	183 349	222 092
computing and office equipment		225	222 103	336 009
other kinds of basic means		226	156 446	246 268

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	By the end of fiscal year
1	1a	2	3	4
From line 210 objects of basic means are transferred to rent -			454 278	429 314
including: buildings		231	359 298	389 263
constructions and transfer devices		232	4 373	12 150
machines and equipment		233	82 139	11 776
vehicles		234	4 701	9 542
other kinds of basic means		235	3 767	6 583
From line 210 objects of basic means are tranfeferred for preservation		240	20 165	17 541

INQUIRIES	Code of indicator	Code of line	By the beginning of fiscal year	By the end of fiscal year
1	1a	2	3	4
Result from the reassessment of the objects of basic means:		**250**	0	X
initial (regenerative) cost	171	251	0	X
amortization	172	252	0	X
objects of basic means received in rent - in total		**260**	662 331	708 393
including: buildings		261	411 378	411 720
constructions and transfer devices		262	160 739	73 473

machines and equipment		263	78 259	76 821
vehicles		264	1 699	1 653
other kinds of basic means		265	10 256	144 726
objects of real estate taking in operation and accepted in structure of the basic means before the registration of the property right		270	79 434	3 354 184

3. profitable investments in material assets

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	Received	lefted	By the end of fiscal year
1	1a	2	3	4	5	6
Property for transfer to leasing		301	0	0	(0)	0
property given under the contract of hire		302	0	0	(0)	0
Other		303	0	0	(0)	0
Total		**310**	0	0	(0)	0

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	By the end of fiscal year
1	1a	2	3	4
Amortization of profitable investments to material assets		311	0	0

4. charges on research, developmental and technological works

Kind of works, name	Code of indicator	Code of line	The beginning of fiscal year	Received	written off	the end of fiscal year
1	1a	2	3	4	5	6
completed researches , the results of which are used for industrial or administrative needs of the organization	310	**400**	0	0	(0)	0

INQUIRIES	Code of parameter	Code of line	By the beginning of fiscal year	By the end of accounting period
1	1a	2	3	4
sum of charges on unfinished research, developmental and technological works	320	401	0	0

INQUIRIES	Code of indicator	Code of line	For accounting period	For the similar period of last year
1	1a	2	3	4
sum of charges attributed to charges by usual kinds of activity		402		
sum of not given positive results charges on research, developmental and technological works, attributed to nonsuccesful charges		403	0	0

5. financial investments

	Code		Long-term	Short-term

name of parameter	of indicator	Code of line	By the beginning of fiscal year	By the end of accounting period	By the beginning of fiscal year	By the end of accounting period
1	1a	2	3	4	5	6
Contributions to chapter (incorporated) capitals of other organizations - in total	510	501	376 719	495 548	0	0
including: of affiliated and dependent economic societies	511	502	362 222	492 176	0	0
of state, municipal and foreign organizations	515	503	0	0	45	0
Bills	520	504	0	0		7 717
given loans	525	505	13 679	66 179	10 000	51 000
Depositary contributions	530	506	0	0	0	0
Other	535	507	0	0	25 276	1 256
Total	540	510	390 398	561 727	35 321	59 973
From total sum the financial investments having current market cost: Contributions to chapter (incorporated) capitals of other organizations - in total	550	511	0	0	0	0
including: of affiliated and dependent economic societies	551	512	0	0	0	0
Bonds of state, municipal and foreign organizations	555	513	0	0	0	0
Bills	560	514	0	0	0	0
Other	565	515	0	0	0	0
Total	570	520	0	0	0	0
INQUIRIES on the financial investments having current market cost, change of cost as a result of updating the estimation	580	521	0	0	0	0

6. Charges on usual kinds of activity (on elements of expenses)

The name of parameter	Code of indicator	Code of line	For fiscal year	For the last year
1	1a	2	3	4
Material inputs	710	601	(4 397 155)	(2 788 565)
Expenses for thepayment	720	602	(4 219 092)	(3 530 155)
Deductions on social needs	730	603	(1 264 868)	(1 094 401)
Amortization	740	604	(1 673 367)	(1 070 538)
Other expenses	750	605	(1 804 501)	(1 969 288)
Total on elements of expenses	760	**610**	(13 358 983)	(10 452 947)
Change of the rests (gaining [+], reduction [-]): of the work in progress	765	621	(12)	(103)
charges of the future periods	766	622	110 544	122 508

7. maintenance

name of parameter	Code of indicator	Code of line	By the beginning of o fiscal year	By the end of accounting period
1	1a	2	3	4
Maintenance received - total		**710**	0	0
including: banks guarantees		711	0	0
guarantees of the third parties		712	0	0
bills		713	0	0
pledged property		**714**	0	0

fromit: objects of the fixed assets		715	0	0
securities and other financial investments		716	0	0
other property		717	0	0
other		718	0	0
Maintenance given - total		**720**	10 098 622	15 854 001
including: guarantees of the third parties		721		3 573 365
bills		722		0
pledged property		**723**	10 098 622	12 280 636
from himit: objects of fixed assets		724	10 098 622	12 280 636
securities and other financial investments		725	0	0
other property		726	0	0
other		727	0	0

8. state help

The name of parameter	Code of indicator	Code of line	For the fiscal year	For the similar period of last year
1	1a	2	3	4
budgetary funds received in accounting year - total	910	**810**	200	3 403
including: Means for financing the capital charges		811	200	3 403
Means for financing the current expenditures		812	0	

The name of parameter	Code of indicator	Code of line	By the beginning of fiscal year	received for the accounting period	returned for the accounting period	By the end of the accounting period
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	0	0	(0)	0
Means for financing the capital charges		821	0	0	(0)	0
Means for financing the current expenditure		822	0	0	(0)	0

The head ____________ ________________
(signature) (decoding of the signature)

The chief accountant _______ ______________
(signature) (decoding of the signature)

"___" ____________.

PARTITION IX. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS COMMITTED BY THE COMPANY

	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
1	PJSC "RTKomm.RU"	OJSC «Sviazinvest» is a shareholder of PJSC «UTK», owning more than 50 percent of the Company shares, owns more than 50 percent of PJSC «Rostelecom» voting shares. A this takes place, PJSC «Rostelecom» owns more than 50 percent of PJSC "RTKomm.RU" shares	rendering of services	Cost in supplem. Agreement 1 to Contract as of 01.09.2004.	Contract 177-KKI/09/03	date is determined in order blanks	Protocol 29 as of 30.01.04	
2	PJSC "RTKomm.RU"	OJSC «Sviazinvest» is a shareholder of PJSC «UTK», owning more than 50 percent of the Company shares, owns more than 50 percent of PJSC «Rostelecom» voting shares. A this takes place, PJSC «Rostelecom» owns more than 50 percent of PJSC "RTKomm.RU" share	rendering of services	Cost in Supplement 1	Contract as of 01.09.04	01.09.04.	Protocol 29 as of 30.01.04	
	CJSC "Registrator-Sviaz"		rent of nonresidential areas	541.8 Euro per month, counting in VAT.	Nonresidential areas tenancy contract 9/12 as of 1.01.04	till 1.12.2004	Protocol 29 as of 30.01.04	
	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	rent of nonresidential areas	30 623.95 rubles inclusive of VAT	Nonresidential areas tenancy contract 62 as of 01.09.04	from the moment of signing till 30.11.04.	Protocol 34 as of 4.03.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	rent of nonresidential areas	8 850.0 rubles	Nonresidential areas tenancy contract	from the moment of signing till 30.11.04.	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	1 758 810.0 rubles, VAT - 316585.8 rubles included	Supply contract 1	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goodsя	21 898 920 rubles, VAT-3941805,6 rubles included	Supply contract 16	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	864 215 rubles, VAT-15 5558.7 rubles	Supply contract 12	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	49 413 rubles 50 kop., VAT-8894.43 rubles	Supply contract 3	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	1 733 060 rubles, VAT-311 950.8 rubles	Supply contract 15	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	3 991 275 rubles, VAT-718429.5 rubles	Supply contract 11	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	79 413,50 rubles, VAT-14294.43 rubles.	Supply contract 2	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	1 581 997 rubles, НДС-284759.46 rubles	Supply contract 14	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	2 569 535 rubles., VAT-462516,3 rubles	Supply contract 12	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	3 280 667 rubles, VAT-590520.06 rubles	Supply contract 6	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	2 786 967.00 rubles, VAT-501654.06 rubles.	Supply contract 7	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	1 518 185 rubles,VAT-273273.3 rubles.	Supply contract 9	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	3 553 640 rubles, VAT-639655.2 rubles	Supply contract 17	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	4 561 102 rubles, VAT-820998.36 rubles	Supply contract 8	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	383 185 rubles, VAT-68973.3 rubles	Supply contract 18	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	994 002 rubles, VAT-178920.36 rubles	Supply contract 5	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	2 870 495 rubles, VAT-516689.1 rubles	Supply contract 2	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	1 701 470 rubles, VAT-306264.6 rubles	Supply contract 3	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	89 413,50 rubles, VAT-16094.43 rubles	Supply contract 1	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	delivery of capital and other goods	1 052 135 rubles, VAT-189384.3 rubles	Supply contract 4	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	9 894 rubles., VAT-1780.92 rubles	Contract 03/1-TO for maintenance operation of check-out equipment	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	1 319 rubles, VAT-237.42 rubles.	Contract 19/1-TO for maintenance operation of check-out equipment	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	16 490 rubles, VAT-2968.2 rubles	Contract 14/4-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	

ʀ.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
9	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	25 065 rubles, VAT-4511.7 rubles.	Contract 07/1-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
0	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	25 065 rubles, VAT-4511.7 rubles.	Contract 09/1-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
1	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	27 044 rubles, VAT-4867.92 rubles	Contract 03/1-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
2	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	29 023 rubles, НДС-5224.14 rubles	Contract 10/1-TO for maintenance operation	from the moment of signing till 31.12.04	Протокол № 34 от 4.03.04г.	
3	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	9 234 rubles, VAT-1662.24 rubles	Contract 05/4 -TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares.	maintenance operation of check-out equipment	18 469 rubles 36 kop, VAT-3324.48 rubles	Contract 04/4-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	19 128 rubles,28 kop., VAT-3443.22 rubles.	Contract 02/1-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	11 873 rubles,16 kop., VAT-2137,17 rubles	Contract 12/1-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	25 065 rubles, 56 kop., VAT-4511,8 rubles	Contract 08/1-TO for maintenance operation	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	3 298 rubles,10 kop, VAT- 593.66 kop	Contract 17/1-TO	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	647 rubles 82 kop, VAT-116.61 rubles.	Contract18/1-TO	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	647 rubles 82 kop, VAT-116.61 rubles.	Contract 13/4-TO	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	2 513 rubles 70 kop, VAT-452.47 rubles.	Contract 06/1-TO	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	maintenance operation of check-out equipment	16 490 rubles,50 kop, VAT-2968.29 rubles.	Contract 11/4-TO	from the moment of signing till 31.12.04	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	warehousing, handling, services of haulage and railage payment	cost is specified in the supplement to contract	Contract for rendering services w/n as of 29.03.04	within a year as a contract has been concluded	Protocol 34 as of 4.03.04	
CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	warehousing, handling, services of haulage and railage payment, storage	cost is specified in the supplement to contract	Contract for rendering services	within a year as a contract has been concluded	Protocol 34 as of 4.03.04	
PJSC "Rostelecom"	OJSC «Sviazinvest» - shareholder of PJSC «UTK», owning more than 20 percent of the Company voting shares, owns more than 20 percent of the PJSC "Rostelecom" voting shares	services in organization and holding seminar on state secret protection	8 792 rubles VAT included	Contract 86/15 as of 10.03.04	from 22.03. till 26.03.04	Protocol № 46 as of 15.06.2004.	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	Services in organization and holding of Ministry for Emergencies top executives' counsel	207 806 rubles, VAT included	Contract for rendering services 336	from 12.05. till 14.05.04	Protocol № 46 as of 15.06.2004.	
PJSC "Rostelecom"	OJSC «Sviazinvest» - shareholder of F	Giving on loan digital microwave link on Maikop-Ust-Lab site	Payment in accordance with Supplement 3 to supplementary agreement	Supplementary agreement 1 to contract for communication services 2 as of 1.08.04	from 01.03.04 till 31.12.04	Protocol 46 as of 15.06.2004.	
PJSC "Kuzminov Stavtelecom"		termination of equipment tenancy contract ATC-97 as of 15.01.99	———	Agreement on cancellation of equipment tenancy contract	———	Protocol 42 as of 22.04.2004.	
PJSC "Kuzminov Stavtelecom"	81percent of authorized capital stock	giving on loan nonresidential areas	78657 rubles, VAT included	52.3 sq.m. letter G half box 1 nonresidential areas tenancy contract	from the day of signing till 1.01.2005.	Protocol 42 as of 22.04.2004.	

R.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
0	PJSC "Kuzminov Stavtelecom"	81percent of authorized capital stock	termination of operation and maintenance contract 36/13 as of 3.09.01	———	Agreement on cancellation of operation and maintenance contract 36/13 as of 3.09.01	terminated from the date of signing agreement	Protocol 42 as of 22.04.2004.	
1	PJSC "RTKomm.RU"	OJSC «Sviazinvest» is a shareholder of PJSC «UTK», owning more than 50 percent of the Company shares, owns more than 50 percent of PJSC «Rostelecom» voting shares. As this takes place, PJSC «Rostelecom» owns more than 50 percent of PJSC "RTKomm.RU" shares	rendering of communication services	payment in accordance with operator's tariff plan	Contract for rendering telecom-munications services for value 01-05/04 as of 27.05.04	the term is determined in the services orders	Protocol 41 as of 20.04.04.	
2	CJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	temporary possession and employment of immovables (buildings and premises) at charge	27 430,941 rubles, VAT included, for all the period	Contract of tenancy 216	from 15.04.04 till 15.10.04	Protocol 41 as of 20.04.04	

NR.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
53	"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Gipro-sviaz» - 51%, Noncommercial part-nership "Research centre for the problems of telecommunication development"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OJSC «Sviazinvest» and are acknowledged as affiliated.	Design and service works for development of construction documents for "The dial exchange renewal in Volgograd Region".	279 793 rubles 81 kop.VAT included+E59	Contract for design works	from the moment of signing until the Parties perform their liabilities	Protocol 45 as of 27.05.04	

IR.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
54	"Yug-Giprosviaz" LLC		Design and survey works for development of construction documents for "The dial exchange renewal in Volgograd Region".	142 850 rubles 46 kop. VAT included	Contract for design works	from the moment of signing until the Parties perform their liabilities	Protocol 45 as of 27.05.04г.	
55	"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Gipro-sviaz» - 51%, Noncommercial part-nership "Research centre for the problems of telecommunication development"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OAO «Sviazinvest» and are acknowledged as affiliated.	Design and survey works for: " BS-4 base station of radiotelephone network in Bataisk"	15 802 rubles 27 kop. VAT included	Contract for design works	from the moment of signing until the Parties perform their liabilities	Протокол № 45 от 27.05.04г.	
56	"Yug-Giprosviaz" LLC	//	Yeisk district rural telephone network renewal with Quant-E type substation in settl. Sovetsky capacity 416 №	305 199 руб 37 коп.	Contract for design works	from the moment of signing until the Parties perform their liabilities	Protocol 45 as of 27.05.04.	

R.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
7	"Yug-Giprosviaz" LLC	//	Kurganinsk district rural telephone network renewal with Quant-E type substation for 176 3№, interstation communication included	326 756 rubles. 66 kop.	Contract for design works	from the moment of signing until the Parties perform their liabilities	Protocol 45 as of 27.05.04.	
8	"Yug-Giprosviaz" LLC	//	Dinskoy district rural telephone network renewal with expansion in stanitsa Staromy-shastovskaya substation-4 of ALS-4096S type	698 297 rubles 07 kop. VAT included	Contract for design works	from the moment of signing until the Parties perform their liabilities	Protocol 45 as of 27.05.04.	
9	CJSC "CMTO"	PJSC «UTK» owns more than 50 percent of CJSC "CMTO" shares	Delivery of check-out equipment ("Mercury 114.1 F" register)	delivery-28 898.20 rubles, in total-20 459 925,6 rubles, the cost of one KKT-1 198,88 VAT included, commissioning - 848 807.04 rubles VAT included	Contract for delivery and commissioning checkout equipment, represented by the branch "Kubanelektro-sviaz"	from the moment of signing until the Parties perform their liabilities	Protocol 45 as of 27.05.04.	

...	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
...	Noncommercial partnership "Research centre for the problems of telecommu-nication development"	PJSC «Sviazinvest» - shareholder of PJSC «UTK», owning more than 20 percent of the Company voting shares, owns jointly with its affiliated persons ore than 20 percent of the voting shares	Target transfer of PJSC "UTK" membership fees for statutory activities management in accord. with Point 4.2.3 of Noncommerc.Part nersh. Articles	membership fee value - 170 200 000rubles	Contract for target transfer of membership fees 6/02	from the moment of signing until the Parties perform their liabilities	Протокол № 45 от 27.05.04г.	
...1	CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	Rural telephone network renewal in st. Berezan-skaya of Vysel-kovsky district with SI-2000 type substation installation	7 600 000 rubles VAT included	Turnkey contract 67	from 01.07.04 till 30.12.04.	Protocol 45 as of 27.05.04.	
...2	CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	Reconstruction of 7 boxes garage in Belaya Glina settlement	6 873 637 rubles VAT included	Turnkey contract 102	from 05.01.04 till 30.12.04	Protocol 45 as of 27.05.04	

NR.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
63	CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	Rural telephone network renewal in Grazhdansky settlement of Vyselkovsky district with SI-2000 type substation installation	1 700 000 rubles VAT included	Turnkey contract 67	from 01.07.04 till 30.12.04	Protocol 45 as of 27.05.04.	
64	PJSC "Rostelecom"	OJSC «Sviazinvest» - shareholder of F	Purchase and sale of RRL-93 immovable estate	2 242 000 rubles, VAT-342000rubles	Contract of immovable property purchase and sale 194	————	Protocol 47 as of 17.06.2004.	
65	CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	180.0 sq.m. nonresidential areas rent in garage building (Lett. 3) on the territory of Krasnodar communications center cable shop	16540 rubles per month, VAT - 2523.7 rubles	Nonresidential areas tenancy contract	for 11 months with the further prolongation	Protocol 47 as of 7.06.2004	

NR.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
66	"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Gipro-sviaz» - 51%, Noncommercial part-nership "Research centre for the problems of telecommunication development"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OJSC «Sviazinvest» and are acknowledged as affiliated.	Renting of transportation facilities	10 thousand rubles, VAT included, per month	Transportation facilities tenancy contract, rendering driving and maintenance services included.	from 3.03.04	Protocol 47 as of 17.06.2004	
67	PJSC "Rostelecom"	OJSC «Sviazinvest» - shareholder of PJSC «UTK», owning more than 20 percent of the Company voting shares, owns more than 20 percent of the PJSC "Rostelecom" voting shares+C62	Keeping records and tariffing of 809 200 code services	20 percent of income, received from the user according to tariffs, specified in Supplement 1 to contract.	Agency agreement 7 as of 01/05/04	up to 01.08.2004	Protocol 47 as of 17.06.2004	
68	PJSC "Rostelecom"	OJSC «Sviazinvest» - shareholder of PJSC «UTK», owning more than 20 percent of the Company voting shares, owns more than 20 percent of the PJSC "Rostelecom" voting shares	Service of 809 200 code intercity traffic handling	mutual settlements monthly, based on the data on the volume of leaped traffic according to Code 809 200	Supplementary agreement 3 to internetwork interaction contract 1 as of 1.08.03	from 1.08.03	Protocol 47 as of 17.06.2004	
69	PJSC "Kuzminov Stavtelecom"		renting of equipment	1331424 rubles, VAT-22 1904 rubles.	Equipment tenancy contract 30.06.98	from the moment of signing till 30.06.2000	Protocol 2 as of 15.07.2004	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	renting of equipment		Supplementary agreement as of 30.06.2000	till 31.12.2000	Protocol 2 as of 15.07.2004.	
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	renting of equipment		Supplementary agreement as of 28.12.2000	from 30.06.98 till 31.12.2001	Protocol 2 as of 15.07.2004.	
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	Determination of rental payment dimension	1331424 rubles, VAT-22 1904 rubles	Supplementary agreement as of 27.02.2002		Protocol 2 as of 15.07.2004	
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	change in equipment list		Supplementary agreement to agency agreement 29/198 as of 30.09.03	from the day of signing till 31.12.04	Protocol 2 as of 15.07.2004.	
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	transfer of subscriber communication lines numbering 2 606 pcs.		Supplementary agreement 2 to Contract 29/199	till 31.12.04	Protocol 2 as of 15.07.2004.	
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	none		Supplementary agreement to interaction contract as of 17.10.97.	from 17.10.97	Protocol 2 as of 15.07.2004.	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "Stavropol cellular communication"	81 percent of the authorized capital stock	providing services for connection services operator by PJSC «UTK»	none	Contract for connection and communication operators' internetwork interaction	none	Protocol 2 as of 20.07.2004	
"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Gipro-sviaz» - 51%, Noncommercial part-nership "Research centre for the problems of telecommunication development"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OAO «Sviazinvest» and are acknowledged as affiliated.	Purchase and sale of spare parts for +D65 xerox	77 842,44 rubles,. VAT excluded	Contract of xerox spare parts purchase and sale		Protocol 4SD as of 22.07.04	
CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	Purchase and sale of transportation facilities	GAZ330210-59900rubles, UAZ TSK"-08- 38 300 rubles	Contract of transportation facilities purchase and sale	none	Protocol 4SD as of 22.07.04	
CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.			Turnkey contracts 45/196,16/198,31/200,43/202,44/203	none	Protocol 4SD as of 22.07.04	
CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	Purchase and sale	58 777,48 rubles, VAT excluded	Contract of property purchase and sale	none	Protocol 4SD as of 22.07.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	//	№115,116,117,118,119,131,132,135,136,137,138,141,142,143,144,145,146,147,148,149,152,158,159,160,161,162,163,164,166,167,168,169,170,174,175,178,179,182,183,184,185,268,274,338,339,354,355,356,357,358,384,385,391,394,407,426,427.	Turnkey contracts 23E,34,32,42,43,44,46,47,49,50,51,52,53,54,55,56,57,58,59,		Protocol 4SD as of 22.07.04	
PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	organization and holding meetings for security deputy directors of branches	486 446 rubles, VAT excluded	Contract 246	from 6.04.04 till 9.04.04	Protocol 4SD as of 22.07.04	
PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	temporary possession and employment of copying equipment	5 458,8 rubles, VAT excluded	Equipment tenancy contract	since the moment of transfer in fact till 31.12.04	Protocol 4SD as of 22.07.04	

NR.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
84	Noncommercial partnership "Research centre for the problems of telecommu-nication development"	OJSC «Sviazinvest» - shareholder of PJSC «UTK», owning more than 20 percent of the Company voting shares, owns jointly with its affiliated persons ore than 20 percent of the voting shares		3 313 204.74 USD	Agency agreement ТД-8-04 as of 31.03.04	none	Protocol 7 as of 25.08.04	
85	CJSC "Yugsviazstroi"	Director General of the Company I.F.Ignatenko is a member od the Partnership Board.		17 700 rubles, VAT included	Contract of transportation facilities purchase and sale	none	Protocol 7 as of 23.09.04.	
86	PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	temporary possession and employment of transportation facility	29 712,40 rubles	Transportation facilities tenancy contract	none	Protocol 13 as of 25.10.04.	
87	PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	providing services in organization and holding seminar	665 470 rubles	Contract 685	from 13.08.04 till 17.09.04	Protocol 14 as of 29.10.04	

NR.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
88	"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Giprosviaz» - 51%, Noncommercial partnership "Research centre for the problems of telecommunication develop-ment"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OJSC «Sviazinvest» and are acknowledged as affiliated.	temporary employment of property	26 217,41 rubles plus VAT per month	Property tenancy contract 04/3-04	none	Protocol 14 as of 29.10.04	
89	CJSC "Yugsviazstroi"	PJSC «UTK» owns more than 50 percent of CJSC "Yugsviazstroi" shares.	works for replacement of ten-step ATX-65 in Rostov	31 912 500 rubles, VAT- 4 868 009 rubles	Turnkey contract 544	from 1.06.04 till 30.11.04	Protocol 14 as of 29.10.04	
90	"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Gipro-sviaz» - 51%, Noncommercial part-nership "Research centre for the problems of telecommunication development"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OJSC «Sviazinvest» and are acknowledged as affiliated.	rendering services for value to provide access to the state secret data, forwarding packet correspondence	see price in supplement	Contract of rendering services for value	since the moment of obtaining license	Protocol 14 as of 29.10.04	

R.	Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
1	PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	rendering services for value to provide access to the state secret data	in supplement	Contract 41/220	none	Protocol 14 as of 29.10.04	
2	PJSC "Far East telecommunication company"	The Companies belong to a single gro	software delivery+D99	920 400,00 rubles.	Contract of delivery 25		Protocol 15 as of 17.11.04	
3	CJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	rendering communication services	20 percent of cost of the services provided for the clients in account month	Agency agreement	from the moment of signing within one calendar year with the further prolongation	Protocol 15 as of 17.11.04	
4	CJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	rendering services in organization and carrying out children's vacation	6 344 800	Contract 371	from the moment of signing until the liabilities are fully performed	Protocol 15 as of 17.11.04	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
PJSC "RTKomm.RU"	OJSC «Sviazinvest» is a shareholder of PJSC «UTK», owning more than 50 percent of the Company shares, owns more than 50 percent of PJSC «Rostelecom» voting shares. A this takes place, PJSC «Rostelecom» owns more than 50 percent of PJSC "RTKomm.RU" shares	traffic handling service		Contract of telecommunication networks connection		Protocol 15 as of 17.11.04	not approved by the Board of Directors
PJSC "Kuzminov Stavtelecom"	PJSC «UTK» owns more than 50 percent of PJSC "Kuzminov Stavtelecom" shares.	maintenance of optical fiber communication line at the sites	150 553 rubles, VAT-22 965	Contract 134 of communication lines maintenance	from 01.01.04 till 31.12.04	Protocol 19 as of 16.12.04	
"Yug-Giprosviaz" LLC	The participants of "Yug-Gipro-sviaz" LLC are: OAO «Gipro-sviaz» - 51%, Noncommercial part-nership "Research centre for the problems of telecommunication development"- 26%, PJSC «UTK» - 23%. Consequently,PJSC «UTK» and "Yug Giprosviaz" LLC are the members of OAO «Sviazinvest» and are acknowledged as affiliated.	rendering management and operation services	rental payment - 97 608 rubles, VAT-14889,42 rubles	Supplementary agreement 1 on transportation facilities tenancy	none	Protocol 20 as of 22.12.04.	
PJSC "Rostelecom"	OJSC «Sviazinvest» - shareholder of F	making amendments to Contract 149 as of 10.10.02	none	Agreement 1 on on amendments to contract 149 as of 10.10.02	from the moment of signing till expiry of contract validity	Protocol 20 as of 22.12.04.	

Party to contract	Grounds to acknowledge contract as transaction with interest	Subject of contract		Name of contract, number and date of conclusion	Duration of contract (period of works performance, rendering services)	Date of consideration by the Board of Directors, the details of the Board of Directors decision	Results of consideration by the Board of Directors
PJSC "OK "Orbita"	PJSC «UTK» owns more than 50 percent of CJSC "OK "Orbita"	commutation of liabilities on the bills of exchange	sum of loan 95 000 000,00 rubles+E78	Agreement on novation and changing order of liabilities performance.	till 01.01.05	Protocol 21 as of 28.12.04г.	

Draft resolutions on the agenda items of the Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC to be held on 30 June, 2005

Agenda items	Draft resolutions
Approval of annual report, balance :t, including profit-and-loss report fit-and-loss account) of the ıpany, diffusion of the Company its and losses, resultant from ncial year (2004) under review	To approve of annual report, balance sheet, including profit-and-loss report (profit-and-loss account) of the Company, diffusion of the Company profits and losses, resultant from financial year (2004) under review.
Approval of the size of annual dend for the year 2004	To pay the following dividend for the fiscal year 2004: a) 0.02847 rubles per a share on the preferred stock in a monetary form on August 29, 2005 at the latest; б) 0.00934 rubles per a share on the ordinary stock in a monetary form on December 15, 2005 at the latest.
Election of the members to the ıpany's Board of Directors	To elect the following members to the Company's Board of Directors:[1] - Avdiyants Stanislav Petrosovich - Executive director-Director of economic and tariff policy department of OJSC «Sviazinvest» - Belov Vadim Eughenievich - Deputy Director General of OJSC «Sviazinvest» - Belyaev Konstantin Vladimirovich – Chief accountant of OJSC «Sviazinvest» - Brylkov Vladislav Viktorovich - First Deputy Director General of CJSC «Leader» (Company for the pension fund assets management) - Veremyanina Valentina Fedorovna - Chief of legal security department of OJSC «Sviazinvest» - Vasiliev Mikhail Borisovich – Head of "NCH Advisors, Inc." Company registration office in Saint-Petersburg - Gavrilenko Anatoly Anatolievich - Director General of CJSC «Leader» (Company for the pension fund assets management) - Zabuzova Elena Viktorovna - Director of OJSC «Sviazinvest» economic planning and budgeting department - Kuznecov Sergey Ivanovich- First Deputy Director General of OJSC «Sviazinvest» - Kulikov Denis Viktorovich – Expert of Association for investors' rights protection (noncommercial organization) city of Moscow - Lebedev Mikhail Alexeevich – Head of OJSC «Sviazinvest» capital investments management department - Panchenko Stanislav Nikolaevich - Deputy Director General of OJSC «Sviazinvest» - Georgy Alekseevich Romsky - Deputy General Director, "Svyazinvest" OJSC

[1] is to be elected 11 members from 16 candidates

Agenda items	Draft resolutions
	- Fedorov Oleg Romanovich - Executive director of the United Financial Group, city of Moscow - Chechelnitsky Eugheny Alexandrovich – Deputy head of the Federal Communication Supervision Service - Yuriev Vladimir Pavlovich – Head of Economy, Finance and Public Property Board of the Federal Communication Agency
:lection of the members to the ıpany's Auditing Commission	To elect the following members to the Company's Auditing Commission: - Umnova Elena Vladimirovna - Charkovsky Viacheslac Yurievich - Kovalenko Ghennady Ivanovich - Chernikova Tamara Alexeevna - Loshakov Dmitry Anatolievich
Approval of the Company's auditor he year 2005.	To appoint "Ernst and Young" LLC as the Company's Auditor for the year 2005
Determination of the size of annual uneration to be paid to the members ıe Board of Directors	To determine the following metrics (percentage) of the annual remuneration to be paid to the members of the Board of Directors: - 0,143% the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IAS; - 0,784% the Company's net profit allocated to dividend payment according to the financial results of the reporting year.
Introduction of amendments and itions to the Company's Charter.	To approve the following amendments and additions to the Company's Charter: item 12.12. of Article 6 shall be stated as follows: «12.12. The message on carrying out the general meeting of shareholders should be directed to each person specified in the list of persons, having the right to participate in general meeting of shareholders, by the certified mail or is handed to each of the specified person, or published in the printed edition: « the Russian newspaper »; subitem 16 of item 13.4 Article 13 shall be stated as follows: «16) the statement of internal document determining the procedures of internal control over financial and economic activity of the Company»; subitem 36 of item. 13.4 Article 13 shall be stated as follows: «36) the decision on the questions attributed to the competence of general meetings of the commercial organizations participants in which the unique participant, possessing the vote at the general meeting of participants, is the Company»; subitem 38 of item. 13.4 Article 13 shall be stated as follows: «38) the statement of the internal documents (document), determining the way of disclosing the information about Company, the order of the use of confidencial information about Company activity , its securities and transactions with them»; item 13.4 Article 13 shall be added with new subitem 41 as follows: «41) the statement of procedure of management of risks in the Company»; subitem 34 of item 13.4 Article 13 shall be stated as follows: «34) Decision-making on participation of

Agenda items	Draft resolutions
	the company in other organizations (the introduction as the participant, the termination of participation, change of the size of a face-value of a share of participation, change of quantity of shares or a face-value of the shares belonging the company) by purchasing, saling or other alienation of stocks, shares and-or parts of shares, and also by entering additional contributions into authorized capitals of other organizations»; subitem 2 of item 14.4 Article 14 shall be stated as follows: «2) the decision of the questions attributed to the competence of the supreme management bodies of the noncommercial organizations, the unique founder (participant) of which is the Company, except for the noncommercial organizations in which the supreme management body of them is formed without participation of the founder (participant)»; subitem 5 of item 14.4 Article 14 shall be stated as follows: «5) Preparation of materials and projects of decisions on the questions to be cosidered at Company directors Board , except the questions initiated according to the legislation of the Russian Federation and Company Charter with the indication of concrete terms of their consideration by directors Board , making impossible their preliminary consideration at Company Board , and also in case of necessity of acceptance of a emergency decision on the questions which are taken into consideration by Company directors Board as agreed with the chairman of Company directors Board»
Introduction of amendments and litions to the Company's Statute on Board of Directors	To approve the following amendments and additions to the Company's Statute on the Board of Directors: Subitem 3.2.4 of item 3.2 Article 3 of Statute shall be stated as follows: «3.2.4. not to disclose becoming to him known during the execution of functions of member of directors Board the information about Society activity , being confidencial, access to which is limited according to the legislation of Russian Federation and internal documents of the Society»; Subitem 3.2.11 of item 3.2 Article 3 of Statute shall be stated as follows: «3.2.11. in writing form to inform the directors Board about the fact of possessing of Society shares, about the intention to make transactions with Society shares, its affiliated and dependent societies, and also about the effected transactions with such shares»; Item 3.5 shall be added to Article 3 of Statute as follows: «The society has the right to demand from a member of directors Board the appropriate execution of the duties by him. A member of directors Board carries out the responsibility for the default (inadequate execution) of his duties before the Society at the rate of the caused damage. The Society has the right to turn to the court with the claim to a member of directors Board about the indemnification, caused to the Society by his guilty»; Paragraph 2 shall be added to item 6.2 Article 6 of Statute as follows: « In the plan of work of Board of directors to the board of directors considered once reports of Management of the company on the work should be included in a quarter (the offer of committee on corporate management)»; Paragraph 3 shall be added to item 6.2 Article 6 of Statute as follows: « With a view of increase of efficiency of accepted decisions and a role of independent directors, the quantity of sessions of the Board of directors spent in the internal form should be not less than 15 % from total of spent sessions of Board of

Agenda items	Draft resolutions
	directors of the company a year (the offer of committee on corporate management, a majority voted)»; Paragraph 2 of item 6.5 Article 6 of Statute shall be stated as follows: «The notice on convocation of session of Board of directors goes to each member of Board of directors together with necessary materials in time not less than 14 working days prior to date of carrying out of session».
Modification and additions to the ;ulations about the order of vocation of annual general meeting :ompany shareholders	To approve the following vodification and additions to the Regulations about the order of convocation of annual general meeting of Company shareholders: Subitem 4.1 of item 4 Article 3 shall be stated as follows: «4.1. The message on carrying out the gene al meeting of shareholders should be made not later than 30 days before the date of its convocation. In case the offered agenda of the extraordinary general meeting of shareholders contains the question on election the directors Board of the Company, the message on carrying out the extraordinary general meeting of shareholders should be made not later than 50 days before the date of its covocation. In case the extraordinary general meeting of shareholders is convoked on demand of Company Revision committee , the auditor of the Company or the shareholders (shareholder) being owners not less than 10 percent of Company voting shares , the message on carrying out the extraordinary general meeting of shareholders should be made not later than 20 days before the date of its convocation. The message on carrying out the general meeting of shareholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the order determined by directors Board of the Company.»
The discontinuance of PJSC «UTK» ticipation in the Association of the ga areas telecommunication erprises, in the Association of the kra» business servicing federal work operators, in the Union of nmunication facilities producers and sumers	To discontinue the participation of PJSC «UTK» in the associations of the legal persons, that are noncommercial organizations, as follows: ▪ The Association of the Volga areas telecommunication enterprises; ▪ The Association of the «Iskra» business servicing federal network operators; ▪ The Union of communication facilities producers and consumers;

Public joint-stock company
" Southern telecommunication company "
Location: 350000, Krasnodar, Karasunskaya street. , 66.

Dear shareholder!

We inform you, that on June, 30, 2005 at 11:00 Moscow time to the address: Krasnodar, Karasunskaya street., 66, will take place in the form of joint presence of shareholders the annual general meeting of shareholders of the open joint-stock company " Southern telecommunication company ".

Registration of shareholders will be spent on June, 30, 2005 from 9:00 Moscow time to the address: Krasnodar, Karasunskaya street., 66.

Conducting the register of owners of nominal securities is carried out by Joint-Stock Company "Registrator-Svyaz", the address: 107078, Moscow, Kalanchevskaya street. 15A, tel-fax:(8095)975-36-05, the address of e-mail: regsw@asvt.ru.

The list of the persons having the right to participation in the annual general meeting of shareholders, is made on the basis of the data of the register of shareholders by May, 11, 2005.

The agenda of annual general meeting of shareholders includes:

1) Approval of annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2004 financial results.
2) Approval of 2004 dividend size, its payment form and schedule under each category of shares.
3) Election of the members to the Company's Board of Directors.
4) Election of the members to the Company's Auditing Commission.
5) Approval of the Company's Auditor for the year 2005.
6) Determination the size of annual remuneration to be paid to the members of the Board of Directors.
7) Introduction of amendments and additions to the Company's Charter.
8) Introduction of amendments and additions to the Company's Statute on the Board of Directors.
9) Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting.
10) Termination of the Company's participation in the Association of Telecom Companies of the Volga Region, the Iskra Association of Federal Business Service Network Operators, Union of communication equipment manufacturers and consumers.

In all questions of the agenda of annual general meeting shareholders and shareholders – owners of ordinary shares of the Society have one vote.

You can familiarize with the information about all questions of the agenda of annual general meeting of shareholders, by the begining of 30.05.2005г., to the address: 350000, Krasnodar, Karasunskaya street, 66, ph. (861) 253-43-60, and also on Internet site of the Society : http://www.stcompany.ru and at the location of branches of the Society:

- " telecommunication of Republic Adygea ": Republic Adygea, Maikop, Jukovsky street, 22a, ph. (87722) 2-17-83;
- "Svyazinfrom" of the Astrakhan area ": Astrakhan, пер. Theatrical, 7/8, ph. (8512) 22-18-30;
- "Volgogradelektrosviyz": Volgograd, Mira street, 9, ph. (8442) 33-64-01;
- "KabBalktelekom": the Kabardino-Balkarian Republic, Nalchik,Shogentsukova street, 14, ph. (86622) 2-21-02;
- "Telecommunication" of Republic Kalmykia ": Republic Kalmykia, Elista, Lenin street, 255, ph. (84722) 6-12-80;
- "Karachaevo -Cherkeskelektrosvyaz": Karachaevo-Circassian Republic, Cherkessk, Soyuzny street, 17, ph. (87822) 5-43-88;
- "Rostovelektrosvyaz": Rostov - on-Don, Bratsky street, 47, ph. (8632) 44-22-01;
- "Sevosetinelektrosvyaz": Republic Northern Ossetia - Alania, Vladikavkaz, Butyrina street, 8a, ph. (8672) 53-44-21;
- "Telecommunication" of Stavropol territory ": Stavropol, . October revolution street, 10/12, ph. (8652) 35-11-12;
- "Yugtaxofon": Krasnodar, Klubnaya street, 12, ph. (8612) 54-28-10;
- " The center of new technologies ": Krasnodar, Krasnaya street, 59, ph. (8612)62-05-53;
- " The industrial practice center ": Krasnodar, Industrialnaya street, 1, ph. (8612) 68-96-19.

The information for ADR owners is placed on the English Internet site of the Society : http://www.stcompany.ru, and can be fined also by the address: www.adr.com

The shareholder (the representative of the shareholder) has the right to vote ahead of schedule, having directed properly filled bulletins for voting to the address: 350000. Krasnodar, Karasunskaya street, 66. The voices submitted by bulletins for voting, are taken into account at the definition of quorum and summarizing of voting under condition if their reception by the Society took place not later than two days prior to the date of carrying out the assembly, i.e. not later June, 28, 2005 inclusive.

If the voting will be carried out by proxy by means of the bulletin for voting in joint-stock company, it is necessary to apply the power of attorney on the basis of which the representative operates , or it properly certified copy, or other document confirming the rights of the representative to operate without power of attorney on behalf of the shareholder – the legal person.

When coming to the annual general meeting of shareholders shareholders should have the document, certifying the person, and the bulletins for the voting, received by mail.

The shareholder having the right to participate in assembly, can direct a representative for the participation in the assembly

Powers of representatives of shareholders – physical persons should be confirmed with the power of attorney certified notarially, or in an other way established by the Civil code of Russian Federation.

Powers of representatives of shareholders – legal persons should be confirmed with the power of attorney which has been made out properly, or with the document confirming the rights of the representative to operate without the power of attorney on behalf of the shareholder - the legal person.

Phone : (861) 253-43-60

Board of directors

Distribution of the profits of PJSC "UTK"
(including annual dividends for the year 2004)

1. Basic directions of the use of undistributed profit in 2004.

№№	The name of parameters	unit.	**The year2004**	
			authorized by the general meeting of shareholders	The report
1	2	3	4	5
1.	Undistributed profit of fiscal year	Thousands of roubles.	1 080 437	1 080 437
	The basic directions of use of the undistributed profit of fiscal year:			
a)	for covering the losses of the last years		-	-
b)	for the formation of a reserve fund in % to net profit	Thousands of roubles. %	-	-
c)	for the formation of a special fund to create shares for Society workers (if its formation is stipulated by the constituent documents) in % to net profit	Thousands of roubles. %	-	-
d)	for the payment of dividends in % to net profit	%	348 438,6 32,25	348 438,6 32,25
e)	to increase the share capital regarding the undistributed profit of fiscal year in % to net profit	Thousands of roubles. %	731 998,4 67,75	731 998,4 67,75

2. The basic directions of distribution of the undistributed profit planned for 2005.

№№	The name of parameters	unit.	**The year 2005**
			planed
1	2	3	4
1.	Undistributed profit of fiscal year	Thousands of roubles.	276 649,0
	The basic directions of the use of undistributed profit of fiscal year:		
a)	for covering the losses of the last years	Thousand of roubles.	-

	in % to net profit	roubles. %	
c)	For the formation of a special fund to create shares for Society workers (if its formation is stipulated by constituent documents) in % to net profit	Thousands of roubles. %	-
d)	For the payment of dividends in % to net profit	Thousand of roubles. %	55 328,4 20,00
e)	to increase the share capital regarding the undistributed profit of fiscal year in % to net profit	Thousand of roubles. %	221 320,6 80,00

3. The order of payment dividends for the fiscal year 2004:

№	Name of parameters	Unit of measurements	Check, roubles.
1	Net profit (unallotted profit of the accounting period)	roubles.	276 649 000
2	The sum of the net profit directed to the payment of dividends under preference of shares of type A	roubles.	**27 677 162,83**
	The same in % to net profit		10,00443%
3	Amount of preference shares of type A - total, including	pieces	972 151 838
	a)On the balance of the Society	pieces	0
	b) Amount of preference shares of type A, of dividends accepted for calculation	pieces	972 151 838
4	**Size of the dividend per one preference share of type A**	**roubles.**	**0,02847**
	The same in % to the face-value	%	8,63%
5	Sum of the net profit directed to the payment of dividends of ordinary shares	roubles.	**27 651 191,08**
	The same in % to net profit	%	9,99504%
6	Amount of ordinary shares- total, including	pieces	2 960 512 964
	a) On the balance of the Society	pieces	0
	b) Amount of ordinary shares accepted for the calculation of dividends	pieces	2 960 512 964
	- beloning to state ownship	pieces	0
	- belonging to OJSC " Svyazinvest "	pieces	1 150 670 705
7	**Size of the dividend per one ordinary share**	**roubles.**	**0,00934**
	The same in % to the face-value	%	2,83%
	TOTAL in sum for the payment of dividends	roubles.	**55 328 353,91**
	The same in % to net profit	%	20,00%

a) 0.02847 rubles per a share on the preferred stock in a monetary form on August 29, 2005 at the latest;

б) 0.00934 rubles per a share on the ordinary stock in a monetary form on

Information on candidates for the Company Board of Directors to be elected at the annual General Meeting of shareholders on June 30.2005

rname, name, patronymic of candidate	*Nominator of candidate*	*Date of birth*	*Education*	*Place of work*	
				Name of legal person	*Position*
diyants Stanislav rosovich	OJSC "Investment Communications Company"	August 19, 1946	Tashkent Electrotechnical Institute of Communications	OJSC «Sviazinvest»	Executive director - Director of economic and tariff policy department of
ov Vadim Eughenievich	OJSC "Investment Communications Company"	May 22, 1958	Murmansk Top Naval Engineer College	RF Ministry of information technologies and communications	Counselor for the RF Ministry of information technologies and communications
yaev Konstantin dimirovich	OJSC "Investment Communications Company"	January 3, 1968	All-Russian Extramural Financial and Economic Institute	OJSC «Sviazinvest»	Deputy Director General of OJSC «Sviazinvest»
lkov Vladislav Viktorovich	CJSC «Leader» (Company for the pension fund assets management)	June 20, 1970	M.V.Frunze Top Military Infantry College	CJSC «Leader» (Company for the pension fund assets management)	First Deputy Director General
siliev Mikhail Borisovich	"Lindsell Enterprises Limited", "Reardon Enterprises Ltd" Companies	September 10, 1954	A.A.Zhdanov Leningrad State University	"NCH Advisors, Inc." Company registration office in Saint-Petersburg	Head of "NCH Advisors, Inc." Company registration office in Saint-Petersburg

urname, name, patronymic of candidate	Nominator of candidate	Date of birth	Education	Place of work	
				Name of legal person	Position
eremyanina Valentina dorovna	OJSC "Investment Communications Company"	June 10, 1966	Lenin Award Lenin Komsomol Voronezh State University	OJSC «Sviazinvest»	Chief of OJSC «Sviazinvest» legal security section of OJSC «Sviazinvest» Legal Security Department
avrilenko Anatoly natolievich	CJSC «Leader» (Company for the pension fund assets management)	September 7, 1972	Moscow State University	CJSC «Leader» (Company for the pension fund assets management)	Director General
buzova Elena Viktorovna	OJSC "Investment Communications Company"	June 22, 1950	Moscow Energy Institute	OJSC «Sviazinvest»	Director of OJSC «Sviazinvest» economic planning and budgeting department
ulikov Denis Viktorovich	"Red Hand Investments Limited" Company	July 9,1975	Moscow State Academy of Law	Association for investors' rights protection (noncommercial organization) city of Moscow	Expert
uznetsov Sergei Ivanovich	OJSC "Investment Communications Company"	December 25, 1953	All-Union Extramural Polytechnical Institute	OJSC «Sviazinvest»	First Deputy Director General OJSC «Sviazinvest»
ebedev Mikhail Alexeevich	OJSC "Investment Communications Company"	January 2, 1978	Moscow Energy Institute	OJSC «Sviazinvest»	Head of of logistics of OJSC «Sviazinvest» capital investments management department.

urname, name, patronymic of candidate	*Nominator of candidate*	*Date of birth*	*Education*	*Place of work*	
				Name of legal person	*Position*
nchenko Stanislav kolaevich	OJSC "Investment Communications Company"	August 24, 1945	Cheliabinsk Polytechnical Institute	OJSC «Sviazinvest»	Deputy Director General of OJSC «Sviazinvest»
msky Georgy Alexeevich	OJSC "Investment Communications Company"	January 3, 1956	M.A.Bonch-Bruevich Leningrad Electrotechnical University	PJSC «UTK»	Director General
dorov Oleg Romanovich	Company "Red Hand Investments Limited"	August 30,1968	Lomonosov Moscow State University	Association for investors' rights protection (noncommercial organization) city of Moscow	Deputy Executive Director
echelnitsky Eugheny exandrovich	OJSC "Investment Communications Company"	December 17, 1973	Saint-Petersburg State University of Economics and Finance	Federal Communication Supervision Service	Deputy head of the Federal Communication Supervision Service
riev Vladimir Pavlovich	OJSC "Investment Communications Company"	1946	Ukrainian Extramural Polytechnical Institute	Federal Communication Agency	Head of Economy, Finance and Public Property Board of the Federal Communication Agency

Information on candidates for the Auditing Commission of the Company to be elected at the General Meeting of shareholders on June 30.2005

Surname, name, patronymic of candidate	Nominator of candidate	Date of birth	Education	Place of work	
				Name of legal person	Position
mnova Elena Vladimirovna	OJSC "Investment Communications Company"	August 10, 1954	Voronezh State Technical University	OJSC «Sviazinvest»	Director of OJSC «Sviazinvest» Treasury Department
oshakov Dmitry Anatolievich	OJSC "Investment Communications Company"	February 23,1975	Plekhanov Russian Economic Academy	OJSC «Sviazinvest»	Investment projects economy section chief specialist of OJSC «Sviazinvest» Department for economic planning and budgeting
hernikova Tamara Alexeevna	OJSC "Investment Communications Company"	November 10,1959	Voronezh State University	OJSC «Sviazinvest»	Head of securities and debt instruments section of OJSC «Sviazinvest» Treasury Department
harkovsky Viacheslac urievich	OJSC "Investment Communications Company"	June 9, 1973	Moscow State Institute of International Relations (University)	OJSC «Sviazinvest»	Tax section chief specialist of OJSC «Sviazinvest» Bookkeeping Department
ovalenko Gennadiy Ivanovich	OJSC "Investment Communications Company"	September 30,1946	Saint Petersburg Ministry of Internal Affairs's Academy	OJSC «Sviazinvest»	Head of law Department of OJSC «Sviazinvest»

Information on the expressed consent of the candidates to be elected the members of the Company's governing bodies

Governing Body of the Company	Name	Information on the expressed consent
1	2	3
Board of Directors	Stanislav Petrosovich Avdiyants	consent in writing obtained
	Vadim Yevgenyevich Belov	consent in writing obtained
	Belyaev Konstantin Vladimirovich	consent in writing obtained
	Brylkov Vladislav Viktorovich	consent in writing obtained
	Vasiliev Mikhail Borisovich	consent in writing obtained
	Veremyanina Valentina Fedorovna	consent in writing obtained
	Gavrilenko Anatoly Anatolievich	consent in writing obtained
	Zabuzova Elena Viktorovna	consent in writing obtained
	Kulikov Denis Viktorovich	consent in writing obtained
	Kuznetsov Sergei Ivanovich	consent in writing obtained
	Lebedev Mikhail Alexeevich	consent in writing obtained
	Panchenko Stanislav Nikolaevich	consent in writing obtained
	Romsky Georgy Alexeevich	consent in writing obtained
	Fedorov Oleg Romanovich	consent in writing obtained
	Chechelnitsky Eugheny Alexandrovich	consent in writing obtained
	Yuriev Vladimir Pavlovich	consent in writing obtained
Auditing Commission	Umnova Elena Vladimirovna	consent in writing obtained
	Charkovsky Viacheslac Yurievich	consent in writing obtained

	consent in writing obtained
Chernikova Tamara Alexeevna	consent in writing obtained
Loshakov Dmitry Anatolievich	consent in writing obtained

Information about the Auditor

Full registered name: **«Ernst & Young» LLC.**

Location: Sadovnicheskaya Nab., 77, bld. 1, Moscow, 115035, Russia.
State registration: № 108.877 of 1027739707203 series, issued by Moscow Registration Chamber on August 30, 1994
License for audit services including general and bank audit as well as audit of insurance companies, funds and exchanges № E002138, stated by the Order №223 of Ministry of Finance of the Russian Federation on September 30, 2002, period of validity - 5 years.

Draft of amendments and additions to the Company's Charter.

item 12.12. of Article 6 shall be stated as follows: «12.12. The message on carrying out the general meeting of shareholders should be directed to each person specified in the list of persons, having the right to participate in general meeting of shareholders, by the certified mail or is handed to each of the specified person, or published in the printed edition: « the Russian newspaper »;

subitem 16 of item 13.4 Article 13 shall be stated as follows: «16) the statement of internal document determining the procedures of internal control over financial and economic activity of the Company»;

subitem 36 of item. 13.4 Article 13 shall be stated as follows: «36) the decision on the questions attributed to the competence of general meetings of the commercial organizations participants in which the unique participant, possessing the vote at the general meeting of participants, is the Company»;

subitem 38 of item. 13.4 Article 13 shall be stated as follows: «38) the statement of the internal documents (document), determining the way of disclosing the information about Company, the order of the use of confidencial information about Company activity , its securities and transactions with them»;

item 13.4 Article 13 shall be added with new subitem 41 as follows: «41) the statement of procedure of management of risks in the Company»;

subitem 34 of item 13.4 Article 13 shall be stated as follows: «34) Decision-making on participation of the company in other organizations (the introduction as the participant, the termination of participation, change of the size of a face-value of a share of participation, change of quantity of shares or a face-value of the shares belonging the company) by purchasing, saling or other alienation of stocks, shares and-or parts of shares, and also by entering additional contributions into authorized capitals of other organizations»;

subitem 2 of item 14.4 Article 14 shall be stated as follows: «2) the decision of the questions attributed to the competence of the supreme management bodies of the noncommercial organizations, the unique founder (participant) of which is the Company, except for the noncommercial organizations in which the supreme management body of them is formed without participation of the founder (participant)»;

subitem 5 of item 14.4 Article 14 shall be stated as follows: «5) Preparation of materials and projects of decisions on the questions to be cosidered at Company directors Board , except the questions initiated according to the legislation of the Russian Federation and Company Charter with the indication of concrete terms of their consideration by directors Board , making impossible their preliminary consideration at Company Board , and also in case of necessity of acceptance of a emergency decision on the questions which are taken into consideration by Company directors Board as agreed with the chairman of Company directors Board»;

Draft of amendments to the Company's Statute on the Board of Directors.

Subitem 3.2.4 of item 3.2 Article 3 of Statute shall be stated as follows: «3.2.4. not to disclose becoming to him known during the execution of functions of member of directors Board the information about Society activity , being confidencial, access to which is limited according to the legislation of Russian Federation and internal documents of the Society»;

Subitem 3.2.11 of item 3.2 Article 3 of Statute shall be stated as follows: «3.2.11. in writing form to inform the directors Board about the fact of possessing of Society shares, about the intention to make transactions with Society shares, its affiliated and dependent societies, and also about the effected transactions with such shares»;

Item 3.5 shall be added to Article 3 of Statute as follows: «The society has the right to demand from a member of directors Board the appropriate execution of the duties by him.

A member of directors Board carries out the responsibility for the default (inadequate execution) of his duties before the Society at the rate of the caused damage.

The Society has the right to turn to the court with the claim to a member of directors Board about the indemnification, caused to the Society by his guilty»;

Paragraph 2 shall be added to item 6.2 Article 6 of Statute as follows: « In the plan of work of Board of directors to the board of directors considered once reports of Management of the company on the work should be included in a quarter (the offer of committee on corporate management)»;

Paragraph 3 shall be added to item 6.2 Article 6 of Statute as follows: « With a view of increase of efficiency of accepted decisions and a role of independent directors, the quantity of sessions of the Board of directors spent in the internal form should be not less than 15 % from total of spent sessions of Board of directors of the company a year (the offer of committee on corporate management, a majority voted)»;

Paragraph 2 of item 6.5 Article 6 of Statute shall be stated as follows: «The notice on convocation of session of Board of directors goes to each member of Board of directors together with necessary materials in time not less than 14 working days prior to date of carrying out of session».

Draft of modification and additions to the Regulations about the order of convocation of annual general meeting of Company shareholders.

Subitem 4.1 of item 4 Article 3 shall be stated as follows: «4.1. The message on carrying out the gene al meeting of shareholders should be made not later than 30 days before the date of its convocation.

In case the offered agenda of the extraordinary general meeting of shareholders contains the question on election the directors Board of the Company, the message on carrying out the extraordinary general meeting of shareholders should be made not later than 50 days before the date of its covocation.

In case the extraordinary general meeting of shareholders is convoked on demand of Company Revision committee , the auditor of the Company or the shareholders (shareholder) being owners not less than 10 percent of Company voting shares , the message on carrying out the extraordinary general meeting of shareholders should be made not later than 20 days before the date of its convocation.

The message on carrying out the general meeting of shareholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the order determined by directors Board of the Company.».

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: "The determination of contribution (percent) standard for calculation of the annual fee for the members of the Company Board of Directors"

As it follows from the Company Board of Directors Regulations, the dimension of fee to the members of the Board of Directors, shall be determined at the General Meeting of shareholders, at which they were elected. With the reference to consideration of the issue "The election of the Company Board of Directors» at the annual General Meeting of the shareholders" it is necessary to determine the dimension of fee for the Board of Directors.

As Point 7.4., Article 7, of the Company Board of Directors Regulations read, the annual fee for all of the Company Board of Directors body shall be established as a sum of contributions in accordance with the standards (percents):

from the Company EBITDA in accordance with accounting control for the year of account following the International Standard of Financial Reporting;

from the sum of the Company net profit upon the balance of the year of account, directed to the payment of dividends.

All the above-said considered, the Board of Directors recommends the annual General Meeting of the Company shareholders to approve the standards (percents) of contributions to calculate the annual fee for the members of the Board of Directors as follows:

0.143 percent of the Company EBITDA in accordance with accounting control for the year of account following the International Standard of Financial Reporting by the end of 2005 year;

0.784 percent of the Company net profit upon the balance of the 2005 year of account, directed to the payment of dividends.

The recommendations of the PJSC "UTK" Board of Directors

On the agenda issue of the shareholders' annual General Meeting: **«The discontinuance of PJSC «UTK» participation in the Association of the Volga areas telecommunication enterprises, in the Association of the «Iskra» business servicing federal network operators, in the Union of communication facilities producers and consumers».**

Public corporation «Southern Telecommunications Company» (PJSC «UTK») is a participant of 10 noncommercial organizations, 7 of which are associations of the legal persons in accordance with Article 11 of the Federal law «On the noncommercial organizations».

In accordance with the Model of the PJSC «UTK» the Company subsidiary business reorganization adopted by the Board of Directors (Protocol 12 dated October 6, 2004), it was found reasonable to discontinue the participation of PJSC «UTK» in the associations of the legal persons, that are noncommercial organizations, as follows:

- The Association of the Volga areas telecommunication enterprises;
- The Association of the «Iskra» business servicing federal network operators;
- The Union of communication facilities producers and consumers;

The Association of the Volga areas telecommunication enterprises.

Registered by administration of Penza city Leninsky district under nr.1244 on March 20, 2000.

The PJSC «UTK» became a participant of Association in the order of the universal legal continuity as a consequence of the South of Russia communication operators' reorganization, that took place in 2002, the unitary interregional telecommunication company PJSC «UTK» (from the branch «Volgogradelectrosviaz») was established.

The nonrecurrent admission fee amounted to 10,000 rubles.

The annual fee: it shall be determined annually by decision of the Association President in conformity with policy plan and financing schedule, adopted by the Meeting (Point 4.9 of the Articles).

Terms of secession from association: in accordance with Article 12, Point 2, of the Federal Law «On the noncommercial organizations» any member of association (union) has a right to secede association (union) at his own discretion, as financial year ends. In this case a member of association (union) shall bear secondary liability for its obligations proportionally to its contribution within two years since the moment of secession.

A member of association (union) may be expelled from it on decision of remaining members in the cases and in the order, that were established by the constituent instruments of association (union). In relation to expelled member of association (union) the rules, pertaining to secession from association (union) are applied.

The PJSC «Southern Telecommunications Company» does not participate in the projects, realized by Association and has no need to continue participation in Association in future.

The Association of the «Iskra» business servicing federal network operators

Registered by Moscow registration chamber under nr. 089.229 on November 18, 1999.

The PJSC «UTK» has become a member of Association in the order of the universal legal continuity as a consequence of the South of Russia communication operators' reorganization, that took place in 2002, the unitary interregional telecommunication company PJSC «UTK» (from the branch «Volgogradelectrosviaz», «KabBalktelecom», «Karachaevo-Cherkesskelectro-sviaz», «Electrosviaz» of the Republic of Kalmykia», «Electrosviaz» Stavropol Territory», «Electrosviaz» of Adygei Republic», «Sviazinform» of Astrakhan Region») was established.

The nonrecurrent admission fee amounted to 4,000 USD from each of its branches.

The annual fee: it shall be determined annually by decision of the Association General Meeting (Point 7.1.1 of the Articles). Upon the balance of 2003 the annual fee amounted to 15800 USD.

Terms of secession from association: in accordance with Article 12, Point 2, of the Federal Law «On the noncommercial organizations» any member of association (union) has a right to secede association (union) at his own discretion, as financial year ends. In this case a member of association (union) shall bear secondary liability for its obligations proportionally to its contribution within two years since the moment of secession.

A member of association (union) may be expelled from it on decision of remaining members in the cases and in the order, that were established by the constituent instruments of association (union). In relation to expelled member of association (union) the rules, pertaining to secession from association (union) are applied.

The Union of communication facilities producers and consumers

Registered by Moscow registration chamber under nr. 93033 on January 24, 2000.

The PJSC «UTK» has become a member of Partnership in the order of the universal legal continuity as a consequence of the South of Russia communication operators' reorganization, that took place in 2002, the unitary interregional telecommunication company PJSC «UTK» (from the branch «Rostovelectrosviaz»).

The nonrecurrent admission fee amounted to 50,000 rubles.

The annual fee: shall be determined by constitutive agreement and amounts to 150,000 rubles (Point 5.1 of the Articles).

Terms of secession from association: in accordance with Point 4.6 of the Union communication facilities producers and consumers Articles any member of association (union) has a right to secede association (union) at his own discretion, as financial year ends. In this case a member of association (union) shall bear secondary liability for its obligations proportionally to the sum of its contribution in accordance with agreement of the Union and Union member mutual liabilities, in any case 50 percent of contribution sum at the most. The above liability shall be valid within all the financial year, in which he made the decision on secession from the Union. The application of secession shall be submitted three months before the end of financial year at the latest.

Based on the above said, the Board of Directors recommends the General Meeting of the PJSC «UTK» shareholders to make a decision on discontinuance of PJSC «UTK» participation noncommercial organizations, as follows:

- The Association of the Volga areas telecommunication enterprises;
- The Association of the «Iskra» business servicing federal network operators;
- The Union of communication facilities producers and consumers;

V.E. Belov, Chairman of the Board of Directors

EXTRACT FROM THE MINUTES № 36
of UTK's Board Meeting

Date of the meeting: 25 May 2005
Form of the meeting: personal presence.
Expiry date for reception of written opinions: 25 May 2005
Venue of the meeting: "Svyazinvest" OJSC, office 108, building 2, 55, Plyuschikha Street, Moscow, 119121
Time of the meeting: 11:00 a.m. Moscow time
Directors attending the meeting: Belov V.E., Dudchenko V.V., Ignatenko I.F., Kulikov D.V., Romsky G.A., Ukhina I.P., Schepilov A.A.
Directors who submitted their written opinions on the agenda items: Avdiyants S.P.. Vasilyev M.B.
9 out of 11 members of the Board of Directors took part in the voting on the agenda items.
Pursuant to the Charter of "UTK" PJSC the Board meeting has a quorum to take decisions on all agenda items.

WORK ON THE AGENDA:

1. Consideration of the report of the Auditing Commission of "Southern Telecommunications Company" PJSC on the results of the audit of "UTK" PJSC business and financial operations, annual accounting reports and reliability of data contained in the Company's annual report and annual financial accounts for the year 2004. Examination of the Auditor's opinion on the financial accounts of "Southern Telecommunications Company" PJSC.

Preliminary approval of the Company's annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2004 financial results.

Having examined the submitted materials on **the first agenda item** "Consideration of the report of the Auditing Commission of "Southern Telecommunications Company" PJSC on the results of the audit of "UTK" PJSC business and financial operations, annual accounting reports and reliability of data contained in the Company's annual report and annual financial accounts for the year 2004. Examination of the Auditor's opinion on the financial accounts of "Southern Telecommunications Company" PJSC. Preliminary approval of the Company's annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2004 financial results", taking into account the opinion of the Board Audit Committee which had preliminarily considered the reports of the Company's Auditor and the Auditing Commission (extracts from the minutes of the Board Audit Committee being attached), the Board of Directors

DECIDED:

1. in view of the recommendations of the Board Audit Committee, to take into consideration:
   - the report of the Auditing Commission of "Southern Telecommunications Company" PJSC on the results of the audit of "UTK" PJSC business and financial operations, annual accounting reports and reliability of data contained in the Company's annual report and annual financial accounts for the year 2004;

   - the Auditor's report on the financial accounts of "Southern Telecommunications Company" PJSC for 2004.

2. to preliminarily approve the Company's 2004 Annual report.

To recommend to the Annual General Shareholders' Meeting to approve the Company's annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2004 financial results.

VOTING RESULTS:
"for" - 9 members of the Board of Directors
"against" - none
"abstained - none

The decision is adopted.

Chairman of the Board of Directors V. E. Belov

Secretary of the Board of Directors A.A. Lyubich

THE EXTRACT IS CORRECT:

Secretary of the Board of Directors A.A. Lyubich

Public Joint –Stock Company
"Southern Telecommunications Company"

EXTRACT
from the Minutes № 7
of the session of the Board Audit Committee
held in absentia

11 May 2OO5

Members of the Committee:
Vasilyev Mikhail Borisovich
Dudchenko Vladimir Vladimirovich
Schepilov Andrey Anatolyevich

The following Committee members took part in the session:
Vasilyev Mikhail Borisovich
Dudchenko Vladimir Vladimirovich
Schepilov Andrey Anatolyevich

The agenda:
1. Consideration of the draft annual Auditor' report.
2. Determination of the Auditor's fee for the year 2005.

On the first item "Consideration of the draft annual Auditor' report":

Having examined the presented draft annual Auditor' report,

the Committee decided:
1. to take the information into consideration.
2. to submit the Auditor's Report for consideration to the Board of Directors of "Southern Telecommunications Company" PJSC.

Chairman of the Committee M.B. Vasilyev

File № 333-86928

List of affiliated persons

PUBLIC JOINT-STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
(Issuer's code: 00062-A)
as at 31 March 2005

Acting Director General
V.A. Moskalyov

Affiliated person	Number of the Company's shares owned by the affiliated person	Share in the company's authorized capital

Name: Avdiyants Stanislav Petrosovich Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-
Name: Belov Vadim Yevgenievich Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	Ordinary: 1,504 Preferred : 0	0.00004%
Name: Vasilyev Mikhail Borisovich Location: Saint Petersburg, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-
Name: Gorbachev Vladimir Lukich Location: Krasnodar, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	Ordinary: 2 ,919, 565 Preferred : 585, 875	0.09%
Name: Dudchenko Vladimir Vladimirovich Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-
Name: Ignatenko Ivan Fyodorovich Location: Krasnodar, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004 Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 1,180,579 Preferred: 180,395	0.03%
Name: Kulikov Denis Viktorovich Location: Moscow, Russian Federation Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-
Name: Panchenko Stanislav Nikolaevich Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-

Name: Romsky Georgy Alexeevich Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004 Reason: Chairman of the Company collective executive body Date when the reason occurred: 03 March 2005 Reason: The Company's individual executive body Date when the reason occurred: 03 March 2005	-	-
Name: Ukhina Irina Petrovna Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-
Name: Schepilov Andrey Anatolyevich Location: Moscow, Russia Reason: member of the Company Board of Directors Date when the reason occurred: 30 June 2004	-	-
Name: Apalko Alexander Valentinovich Location: Sochi, Krasnodar Territory Reason: member of the collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 666, 862 Preferred: 98, 100	0.02%
Name: Devyatkina Lyudmila Ivanovna Location: Moscow, Russia Reason: member of the Company's collective executive power Date when the reason occurred: 30 June 2004	-	-
Name: Kozhiev Beshtau Kanamatovich Location: Vladikavkaz, Alania Republic Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 8, 084, 720 Preferred: 613, 408	0.22%
Name: Korotenko Svetlana Vasilyevna Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 559, 480 Preferred: 65, 400	0.02%
Name: Kruzhkov Victor Alexandrovich Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 3, 051, 128 Preferred: 269, 775	0.08%

Name: Litvinov Andrey Alexandrovich Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	-	-
Name: Lyakh Dmitry Georgievich Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	-	-
Name: Malova Antonida Mikhailovna Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 3, 670 Preferred: 17, 127	0.0005%
Name: Martynenko Nikolay Vladimirovich Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 3, 270 Preferred: 2, 725	0.00015%
Name: Statuev Vladislav Andreevich Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	-	-
Name: Poyarkov Yevgeni Nikolaevich Location: Moscow, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	-	-
Name: Prachkin Alexey Petrovich Location: Astrakhan, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 3, 995, 595 Preferred: 1, 191, 105	0.13%
Name: Roitblat Alexander Markovich Location: Stavropol, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 450,147 Preferred: 152,536	0.02%
Name: Rusinova Tatyana Viktorovna Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	-	-

Name: Fefilova Svetlana Gennadyevna Location: Krasnodar, Russia Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004		
Name: Shukhostanov Boris Kistuevich Location: Nalchik, Kabardino-Balkarian Republic Reason: member of the Company collective executive power Date when the reason occurred: 30 June 2004	Ordinary: 14 Preferred: -	0.0000004%
Name: CJSC "Insurance company "Kostars" Location: Room 33-08, 42/3, Leninski prospect, Moscow 117119 Mailing address: 15a, Kalancheevskaya St., Moscow 107078 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom" Date when the reason occurred: 8 December 1995		
Name: CJSC "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank" Location: 68, Lenin St., Perm 614096 Mailing address: 68, Lenin St., Perm 614096 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date when the reason occurred: 8 December 1995		
Name: CJSC "Altel" Location: 54 B, Lenin prospect, Barnaul 656099 Mailing address: 54 B, Lenin prospect, Barnaul 656099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom" Date when the reason occurred: 8 December 1995		

Name: CJSC"VSNET" Location: 6, Kukuevitskogo St., Surgut, Hanty-Mansiyski AO, Tyumen Region 626400 Mailing address: 6, Kukuevitskogo St., Surgut, Hanty-Mansiyski AO, Tyumen Region 626400 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date when the reason occurred: 8 December 1995		
Name: CJSC "Yeniseitelecom" Location: 102, Mira prospect, Krasnoyarsk-17 660017 Mailing address: 102, Mira prospect, Krasnoyarsk-17 660017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom" Date when the reason occurred: 8 December 1995		
Name: CJSC "Nizhegorodskaya sotovaya svyaz" Location: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000 Mailing address: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: 5 December 1995		
Name: CJSC "Novgorod Deytacom" Location: 22, Industrialnaya St., Pankovka, Veliki Novgorod Mailing address: 20, Mikhailova St., Pankovka, Veliki Novgorod 173000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom" Date when the reason occurred: 8 December 1995		

Name: CJSC "Altayskaya investment company "ALTINCOM" Location: 96, Paparanintsev St., Barnaul 656049 Mailing address: 96, Paparanintsev St., Barnaul 656049 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom" Date when the reason occurred: 8 December 1995		
Name: CJSC "Baikalvestcom" Location: 68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005 Mailing address: 68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom" Date when the reason occurred: 8 December 1995		
Name: CJSC "Vladimir Teleservice" Location: 20, Gorokhovaya St., Vladimir 600017 Mailing address: 20, Gorokhovaya St., Vladimir 600017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Central telegraph" Date when the reason occurred: 8 December 1995		
Name: CJSC "Infinvest" Location: 68, Lenin St., Perm 614 096 Mailing address: 32, Gagarin b., Perm 614 000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date when the reason occurred: 11 December 1996		

Name: CJSC "Mobile telecommunications" Location: 55-2, Plushchikha St., Moscow 119121 Mailing address: 22, Marxistskaya St., Moscow 109147 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company" Date when the reason occurred: 8 December 1995		
Name: CJSC "Narodny Telefon Saratov" Location: 40, Kiselyova St., Saratov 410600 Mailing address: 40, Kiselyova St., Saratov 410600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint-Stock Company "VolgaTelecom" Date when the reason occurred: 8 December 1995		
Name: CJSC "Orenburg GSM" Location: 11, Volodarskogo St., Orenburg 460000 Mailing address: p/ya 2153, Orenburg 460052 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint-Stock Company "VolgaTelecom" Date when the reason occurred: 8 December 1995		
Name: CJSC "Pulse Radio Yoshkar-Ola" Location: 138, Sovetskaya St., Yoshkar-Ola Mailing address: 138, Sovetskaya St., Yoshkar-Ola Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: 8 December 1995		

Name: CJSC “St. Petersburg telecommunications center” Location:30/32 line, 3, Vasilyevski ostrov, St.Petersburg 199 053 Mailing address: 30/32 line, 3, Vasilyevski ostrov, St.Petersburg 199 053 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company “North-Western Telecom” Date when the reason occurred: 8 December 1995		
Name: CJSC “Sotovaya svyaz Mordovii” Location: 13, Bolshevistskaya St., Saransk Mordovia Republic Mailing address: 13, Bolshevistskaya St., Saransk Mordovia Republic Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom” Date when the reason occurred: 8 December 1995		
Name: CJSC “Tyumen-Ruscom” Location: 56, Malygina St., Tyumen 625048 Mailing address: 56, Malygina St., Tuymen 625048 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company “Uralsvyazinform” Date when the reason occurred: 8 December 1995		
Name: CJSC “Ulyanovsk-GSM” Location: 60, L. Tolstogo St., Ulyanovsk 432 601 Mailing address: 41, Krasnoarmeiskaya St., Ulyanovsk 432063 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: 5 May 1998		

Name: CJSC "Firma "Permtelefon" Location: 45, Podlesnaya St., Perm 614062 Mailing address: 45, Podlesnaya St., Perm 614066 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date when the reason occurred: 8 December 1995		
Name: CJSC "Tsifrovie telecomunikatsii" Location: 20a, Gagarin St.,Cheboksary 428000 Mailing address: 20a, Gagarin St.,Cheboksary 428000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: 8 December 1995		
Name: "AMT" Ltd. Location: 14, Sinopskaya nab., St.Petersburg 191 186 Mailing address: 14, Sinopskaya nab., St.Petersburg 191 186 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom" Date when the reason occurred: December, 08 1995		
Name: Company "Vlad Page" Ltd. Location:42, Gorky St., Vladimir 600000 Mailing address: 42, Gorky St., Vladimir 600000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom" Date when the reason occurred: 8 December 1995		

Name: Company “Vladimirski taxofon” Ltd. Location:32B, Stroiteley pr., Vladimir 600014 Mailing address: 32B, Stroiteley pr., Vladimir 600014 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company “CenterTelecom” Date when the reason occurred: December, 08 1995		
Name: Company “Vyatka Page” Ltd. Location:1, Uralskaya St., Kirov Mailing address: 115, Oktyabrski pr., Kirov Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: December, 08 1995		
Name: Company “MobilCom” Ltd. Location:17, Mira St., Vladimir 600017 Mailing address: 17, Mira St., Vladimir 600017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company “CenterTelecom ” Date when the reason occurred: December, 08 1995		
Name: Company “Pagetelecom” Ltd. Location:6, Stroiteley pr., Cherepovets Vologda Region, 162627 Mailing address: 6, Stroiteley pr., Cherepovets Vologda Region, 162627 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company “North-Western Telecom” Date when the reason occurred: December 08, 1995		

Name: Company "Radio-Rezonans" Ltd. Location:8, Okski sjezd, N.Novgorod 603022 Mailing address: 8, Okski sjezd, N.Novgorod 603022 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: December 08, 1995		
Name: Company "Telecom-Stroy" Ltd. Location:92, Parizhskoy Komuny St., Ivanovo 153017 Mailing address: 6, 2-nd Minski per., Ivanovo 153017 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom" Date when the reason occurred: December 08, 1995		
Name: Company "Telecom-Terminal" Ltd. Location:13, Lenin pr., Ivanovo 153000 Mailing address: 13, Lenin pr., Ivanovo 153000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom" Date when the reason occurred: December 08, 1995		
Name: Company "Centrum" Ltd. Location:22, Antikainena St., Petrozavodsk 185000 Mailing address: 22, Antikainena St., Petrozavodsk 185000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom" Date when the reason occurred: December 08, 1995		

Name: Russian-American Joint Venture "Izhcom" Ltd. Location:206, K.Marx St., Izhevsk 426057 Mailing address: 206, K.Marx St., Izhevsk 426057 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom" Date when the reason occurred: December 08, 1995		
Name: Company "VolgaTelecom" Ltd. Location: Dom svyazi, Gorky Square, Nizhni Novgorod 603 000 Mailing address: Dom svyazi, Gorky Square, Nizhni Novgorod 603 000 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Svyazinvest" Date when the reason occurred: December 08, 1995		
Name: PJSC "Giprosvyaz" Location: 11, 3-d Khoroshevskaya St., Moscow 123298 Mailing address: 11, 3-d Khoroshevskaya St., Moscow 123298 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: OJSC "NGTS-Page" Location: 15/3, Vystavochnaya St., Novosibirsk-78 Mailing address: 22, Sibiryakov-Gvardeytsev St., Novosibirsk,48 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom" Date when the reason occurred: December, 08 1995		

Name: OJSC "Sibirtelecom" Location: 5, Lenin St., Novosibirsk 630 099 Mailing address: 5, Lenin St., Novosibirsk 630 099 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: OJSC "Uralsvyazinform" Location:68, Lenin St., Perm 614096 Mailing address: 68, Lenin St., Perm 614096 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: OJSC "Dalsvyaz" Location: 57, Svetlanskaya St., Vladivostok 690600 Mailing address: 57, Svetlanskaya St., Vladivostok 690600 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: Open Joint-Stock Company "North-Western Telecom" Location: 24, B.Morskaya St., St. Petersburg 191186 Mailing address: 24, B.Morskaya St., St. Petersburg 191186 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		

Name: Open Joint-Stock Company "Central Telecommunications Company" Location: 23, Proletarskaya St., Khimki, 141 400 Mailing address: 23, Proletarskaya St., Khimki, 141 400 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: OJSC " Central Telegraph" Location: 7, Tverskaya St., Moscow 103375 Mailing address: 7, Tverskaya St., Moscow 103375 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company " Investment communication company" Date when the reason occurred: 8 December, 1995		
Name: OJSC "Rostelecom" Location: 5, Delegatskaya St., Moscow 103091 Mailing address: 5, Delegatskaya St., Moscow 103091 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company" Date when the reason occurred: December, 08 1995		
Name: Company "Teleport-Ivanovo" Ltd.(TPI) Location:90,Tashkentskaya St.,Ivanovo 153032 Mailing address: 90, Tashkentskaya St., Ivanovo 153032 Reason: the person belongs to the group of persons, which the Company belongs to. Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom" Date when the reason occurred: 8 December 1995		

Name: PJSC "Investment Communications Company" Location: Moscow Mailing address: 55/2, Plyuschikha St., Moscow 119121 Reason: the person is entitled to control more than 20% of the Company voting shares Date when the reason occurred: October 10, 1995	Ordinary: 1, 500, 670, 705 Preferred: -	38.16%
Name: CJSC "Armavirski zavod svyazi" Location:1a, Urupskaya St., Armavir, Krasnodar Territory Mailing address: 1a, Urupskaya St., Armavir, Krasnodar Territory Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: March 11, 1999		
Name: CJSC "ZanElCom" Location:4, Tukhachevskogo St., Stavropol, Stavropol Territory 355035 Mailing address: 4, Tukhachevskogo St., Stavropol, Stavropol Territory 355035 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		
Name: CJSC "Volgograd-GSM" Location: 21, Kommunisticheskaya St., Volgograd Mailing address: 21, Kommunisticheskaya St., Volgograd Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		
Name: CJSC "Healthcare complex "Orbita" Location: Olginka, Tuapse district, Krasnodar Territory Mailing address: Olginka, Tuapse district, Krasnodar Territory 352840 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: December 18, 2000		

Name: CJSC "Stavropolskaya sotovaya svyaz" Location:7, Kominterna St., Stavropol, Stavropol Territory 355035 Mailing address: 7, Kominterna St., Stavropol, Stavropol Territory 355035 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		
Name: CJSC "Telekino-kompania "Ir" Location: 2a, Osetinskaya gorka St., Vladikavkaz, RSO-A Mailing address: 2a, Osetinskaya gorka St., Vladikavkaz, RSO-A Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		
Name: CJSC "TeleRoss-Volgograd" Location: 1st floor, 88, Lenin St., Volgograd 400005 Mailing address: 1st floor, 88, Lenin St., Volgograd 400005 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		
Name: CJSC "TeleRossKubanelectrosvyaz" Location:110/1, Ayvazovskogo St., Krasnodar Mailing address: 110/1, Ayvazovskogo St., Krasnodar Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: January 25, 1995		
Name: CJSC "Center of material and technical provision" Location:5/2, Vishnyakovoy St., Krasnodar Mailing address: 5/2, Vishnyakovoy St., Krasnodar 350001 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: January 16, 2001		

Name: CJSC "Yugsvyazstroy" Location: 110/1, Ayvazovskogo St., Krasnodar Mailing address: 110/1, Ayvazovskogo St., Krasnodar 350040 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: January 24, 2001		
Name: "Intmashservice" limited company Location:8, Golubinskaya St., Volgograd Mailing address: 121, Zhukov St., Volgograd 400048 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 30 October 2002		
Name: "Factorial-99" limited company Location:47, Bratski per., Rostov-on-Don 344082 Mailing address: 47, Bratski per., Rostov-on-Don 344082 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002	Ordinary shares: 0 Preferred shares: 1,854	0.00005%
Name: "Private security service "Zaschita-S" limited company Location:47/1, Sovetskaya St., Volgograd Mailing address: 9, Mira St., Volgograd 400131 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 30 October 2002		

Name: "Yug-Giprosvyaz" limited company Location:66, Karasunskaya Str., Krasnodar Mailing address: 66, Karasunskaya Str., Krasnodar 350000 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 15 January 2003		
Name: "UTK-Finance" limited company Location:66, Karasunskaya Str., Krasnodar Mailing address: 66, Karasunskaya Str., Krasnodar 350000 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 25 March 2003		
Name: OJSC "Kuzminov Stavtelecom" Location:10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035 Mailing address: mail box 15/85, 23, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		
Name: Open Joint-Stock Company "Stavropolskoe Kommercheskoe Efirnoe televidenie" Location: 4, Tukhachevskogo St., Stavropol, Stavropol Territory 355040 Mailing address: 406, Lenin St., Stavropol, Stavropol Territory 355040 Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person Date when the reason occurred: 31 October 2002		

Name: Closed Joint-Stock Company "Yermak RMS" Location: 3, Kominterna St., Khanty-Mansiysk, 626200 Mailing address: 3, Kominterna St., Khanty-Mansiysk, 626200 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 8 December 1995		
Name: Closed Joint-Stock Company "Telebarents" Location: 37, Parkovaya St., Petrozavodsk, 185014 Mailing address: 37, Parkovaya St., Petrozavodsk, 185014 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 12 December 1995		
Name: Closed Joint-Stock Company "Tsentr vnedreniya spetsializirovannikh system" Location: 161, Kirov St., Chelyabinsk, 454005 Mailing address: 161, Kirov St., Chelyabinsk, 454005 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 8 December 1995		

Name: Non-governmental Pension Fund "Svyazist" Location: 10, Tsvilling St., Chelyabinsk, 454000 Mailing address: 10, Tsvilling St., Chelyabinsk, 454000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 8 December 1995		
Name: Company with Limited Liability "Uralcom" Location: 2, Krupskaya St., Perm, 614060 Mailing address: 2, Krupskaya St., Perm, 614060 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 8 December 1995		
Name: Company with Limited Liability "Informtech" Location: 7, Sokhanya St., Yalta, Krym, Ukraine, 334200 Mailing address: 7, Sokhanya St., Yalta, Krym, Ukraine, 334200 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 1995		

Name: Company with Limited Liability "Perm teleradiocompany "Ural Inform TV" Location: 2, Krupskaya St., Perm, 614060 Mailing address: 2, Krupskaya St., Perm, 614060 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 8 December 1995		
Name: Closed Joint-Stock Company "Region-setj" Location: 12, Dobrolyubov St., Novosibirsk, 630099 Mailing address: 12, Dobrolyubov St., Novosibirsk, 630099 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Sibirtelecom" Date on which the ground takes effect: 1997		
Name: Company with Limited Liability "Artelecom-Service" Location: 4, Priorova proezd, Arkhangelsk, 163071 Mailing address: 4, Priorova proezd, Arkhangelsk, 163071 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 8 December 1999		

Name: Company with Limited Liability "Svyaz-Service-Irga" Location: 21, Yesenin St., Ryazan, RF, 390046 Mailing address: 43, Yesenin St., Ryazan, RF, 390023 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "CenterTelecom" Date on which the ground takes effect: 1991		
Name: Closed Joint-Stock Company "TeleSvyazInform" Location: 13, Bolshevistskaya St., Saransk, 430000 Mailing address: 13, Bolshevistskaya St., Saransk, 430000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "VolgaTelecom" Date on which the ground takes effect: 1999		
Name: Company with Limited Liability "Chastnoe okhrannoe predpriyatie Ekrantelecom" Location: 13, Pirogov St., Tomsk, 634034 Mailing address: 13, Pirogov St., Tomsk, 634034 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Sibirtelecom" Date on which the ground takes effect: 2002		

Name: Closed Joint-Stock Company "Centel" Location: 7, Tverskaya St., Moscow, 103375 Mailing address: 7, Tverskaya St., Moscow, 103375 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Central Telegraph" Date on which the ground takes effect: 8 December 1998		
Name: Closed Joint-Stock Company "Otkritie kommunikatsii" Location: 7, Tverskaya St., Moscow, 103375 Mailing address: 7, Tverskaya St., Moscow, 103375 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Central Telegraph" Date on which the ground takes effect: 8 December 2000		
Name: Closed Joint-Stock Company "Incom" Location: building3, 27/26, Zubovskiy Bulvar, Moscow, 121021 Mailing address: building3, 27/26, Zubovskiy Bulvar, Moscow, 121021 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 1993		

Name: Closed Joint-Stock Company "Telecomcity" Location: 5, Delegatskaya St., Moscow, 103091 Mailing address: 5, Delegatskaya St., Moscow, 103091 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 2000		
Name: Daughter enterprise Boarding house "Malakhit" Location: 15, Scherbak St., Yalta, Krym, Ukraine, 334200 Mailing address: 15, Scherbak St., Yalta, Krym, Ukraine, 334200 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 1994		
Name: Company with Limited Liability "SvyazProjectService" Location: 11, 3rd Khoroshevskaya St., Moscow, 123298 Mailing address: 11, 3rd Khoroshevskaya St., Moscow, 123298 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Giprosvyaz" Date on which the ground takes effect: 2000		

Name: Company with Limited Liability "Giprosvyaz-Consulting" Location: 11, 3rd Khoroshevskaya St., Moscow, 123298 Mailing address: 11, 3rd Khoroshevskaya St., Moscow, 123298 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Giprosvyaz" Date on which the ground takes effect: 2001		
Name: Closed Joint –Stock Company "TsentrTelecomService of the Moscow Region" Location: 1a, Kolomenskiy proyezd, Moscow, Russia, 115446 Mailing address: office 149, 33, Academic Volgin St., Moscow, 117437 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "CentralTelecom" Date on which the ground takes effect: 2001		
Name: Closed Joint –Stock Company "TsentrTelecomService " Location: office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400 Mailing address: building 1, 3, Dmitrovskiy per., Moscow, 130031 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "CentralTelecom" Date on which the ground takes effect: 2003		

Name: CJSC "Globalstar Kosmicheskie telecomunikatsii" (Globaltel) Location: 25/2, Dubovaya Roscha St., Moscow 127427 Mailing address: 3/25-5, Sytinski per., Moscow 103104 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 1997		
Name: Closed Joint –Stock Company "Dagestanskaya Sotovaya svyaz" Location: 3, Lenin pr., Makhachkala, 367012 Mailing address: 6, Oskar St., Makhachkala, 367012 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Dagsvyazinform" Date on which the ground takes effect: 1994		
Name: Closed Joint –Stock Company "SteK GSM" Location: 62, Sovetskiy pr., Kemerovo, 650099 Mailing address: 62, Sovetskiy pr., Kemerovo, 650099 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Sibirtelecom" Date on which the ground takes effect: 2001		

Name: Closed Joint –Stock Company “RTC-Center” Location: 5, Delegatskaya St., Moscow 103091 Mailing address: 15a, Kalancheevskaya St., Moscow 107078 Ground: the person belongs to the group of parties, which the Company belongs to. Reason of the person’s belonging to the group of parties, which the Company belongs to: Open Joint Stock Company "Rostelecom” Date on which the ground takes effect: 1996		
Name: Closed Joint –Stock Company “Yuzhno-Uralskiy sotoviy telephone” Location: 161, Kirov St., Chelyabinsk Mailing address: m/box 122, 104, Kirov St., Chelyabinsk, 454899 Ground: the person belongs to the group of parties, which the Company belongs to. Reason of the person’s belonging to the group of parties, which the Company belongs to: Open Joint Stock Company ""Uralsvyazinform” Date on which the ground takes effect: 1995		
Name: Open Joint –Stock Company “Regional information networks” Location: 86, Kirov St., Novosibirsk, 630102 Mailing address: 1, Trudovaya St., Novosibirsk Ground: the person belongs to the group of parties, which the Company belongs to. Reason of the person’s belonging to the group of parties, which the Company belongs to: Open Joint Stock Company “Sibirtelecom” Date on which the ground takes effect: 1994		
Name: Open Joint –Stock Company “Telecom of the Ryazan region” Location: 36, Svobody St., Ryazan, 390006 Mailing address: 36, Svobody St., Ryazan, 390006 Ground: the person belongs to the group of parties, which the Company belongs to. Reason of the person’s belonging to the group of parties, which the Company belongs to: Open Joint Stock Company "“CenterTelecom” Date on which the ground takes effect: 1995		

Name: Company with Limited Liability "Bona" Location: 45, Troitskiy Pr., Arkhangelsk, 163061, Russia Mailing address: 45, Troitskiy Pr., Arkhangelsk, 163061, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 8 December 1995		
Name: Open Joint –Stock Company "Tatincom-T" Location: 90, Tashkentskaya St., Ivanovo, 153032, RF Mailing address: 90, Tashkentskaya St., Ivanovo, 153032, RF Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Volgatelecom" Date on which the ground takes effect: 2003		
Name: Company with Limited Liability ChOP "Rostelecom-Bezopasnost" Location: 2/2, Deguninskaya St., Moscow, 127486 Mailing address: 2/2, Deguninskaya St., Moscow, 127486 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 1995		

Name: Closed Joint –Stock Company "Svyazinformkomplekt" Location: 4a, Darvin St., Chelyabinsk, 454087 Mailing address: 4a, Darvin St., Chelyabinsk, 454087 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 1998		
Name: Closed Joint –Stock Company "ROSPAK" Location: 2a, Bryusov per., Moscow, 103009 Mailing address: 2a, Bryusov per., Moscow, 103009 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 1995		
Name: Dagestan Open Joint –Stock Company of Telecommunications and informatics Location: 1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012 Mailing address: 1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Svyazinvest" Date on which the ground takes effect: 18 September 1995		

Name: Closed Joint –Stock Company "Vestelcom" Location: 26, Suschovskiy val St., Moscow, 127018 Mailing address: 26, Suschovskiy val St., Moscow, 127018 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 2000		
Name: Closed Joint –Stock Company "Moscow center of new technologies and telecommunications" Location: 46, Arbat St., Moscow, 121002 Mailing address: 46, Arbat St., Moscow, 121002 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 2000		
Name: Company with Limited Liability "RPK "Svyazist" Location: village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation Mailing address: village Petrovskoe, Priozerskiy district, Leningrad Region, 118732 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 2003		

Name: Company with Limited Liability "RSU-Telecom" Location: building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095 Mailing address: building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 2003		
Name: Company with Limited Liability "Policomp" Location: 24, B. Morskaya St., Saint Petersburg, 191186 Mailing address: 20, B. Morskaya St., Saint Petersburg, 191186 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 8 December 1995		
Name: Closed Joint –Stock Company "FK-Svyaz" Location: 14, Volgogradskiy Pr., Moscow, 109316 Mailing address: building 1, 3 Malaya Semyonovskaya St., Moscow, 105023 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 15 July 1998		

Name: Company with Limited Liability "Kabelvideo" Location: 85, Kuratov St., Syvtyvkar, 167610 Mailing address: 85, Kuratov St., Syvtyvkar, 167610 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 2004		
Name: Closed Joint –Stock Company IK "Svyaz" Location: 60, Lenin St., Syvtyvkar, 167610 Mailing address: 60, Lenin St., Syvtyvkar, 167610 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 2004		
Name: Closed Joint –Stock Company TV and radio broadcasting company "Foton" Location: 30, Zheleznodorozhnaya St., Krasnodar, 350023 Mailing address: 30, Zheleznodorozhnaya St., Krasnodar, 350023 Ground: The Company controls more than 20% of voting shares forming charter capital of this juridical person. Date on which the ground takes effect: 29 June 2004		
Name: Company with Limited Liability "RTC-Sibir" Location: 246, Marx St., Krasnoyarsk, 660100 Mailing address: 246, Marx St., Krasnoyarsk, 660100 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 2000		

Name: Open Joint –Stock Company "Russia telecommunications network" Location: 2/15, Maroseika St., Moscow, 101000 Mailing address: 108, Profsoyuznaya St., Moscow, 117437 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "CenterTelecom" Date on which the ground takes effect: 2004		
Name: Closed Joint –Stock Company "Nizhegorodteleservice" Location: Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000 Mailing address: 3, Zhukov St., Nizhny Novgorod, 603107 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Volgatelecom" Date on which the ground takes effect: 8 December 1995		
Name: Closed Joint –Stock Company "Ural-Teleservice" Location: 134b, Lunacharskiy St., Yekaterinburg, 620110 Mailing address: office 423, 9, Shevchenko St., Yekaterinburg, 620027 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 1993		

Name: Closed Joint –Stock Company "Rostelegraph" Location: 7, Tverskaya St., Moscow , 103375 Mailing address: 7, Tverskaya St., Moscow , 103375 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Svyazinvest" Date on which the ground takes effect: 8 December 1995		
Name: Closed Joint –Stock Company "RusLeasingSvyaz" Location: 6, 2nd Spasonalivkovskiy per., Moscow , 117909 Mailing address: 6, 2nd Spasonalivkovskiy per., Moscow , 117909 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Svyazinvest" Date on which the ground takes effect: 1998		
Name: Closed Joint –Stock Company "STARTCOM" Location: 6, 2nd Spasonalivkovskiy per., Moscow , 117909 Mailing address: office 56, 12 B. Spasskaya St., Moscow , 129010 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Svyazinvest" Date on which the ground takes effect: 8 December 1998		

Name: Open Joint –Stock Company "Information commercial networks "OMRIKS" Location: 10, Tereshkova St., Orenburg, 460018 Mailing address: 10, Tereshkova St., Orenburg, 460018 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Volgatelecom" Date on which the ground takes effect: 1991		
Name: Closed Joint –Stock Company "Transsvyaz" Location: 2a, Chaadaev St., Nizhny Novgorod, 603035 Mailing address: 5, Gordeevskaya St., Nizhny Novgorod, 603116 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Volgatelecom" Date on which the ground takes effect: 1997		
Name: Open Joint –Stock Company "Mobiltelecom" Location: 7, Sukhe-Bator St., Ulan-Ude, 670000 Mailing address: 7, Sukhe-Bator St., Ulan-Ude, 670000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Sibirtelecom" Date on which the ground takes effect: 1996		

Name: Closed Joint –Stock Company "Chita NET" Location: 22, Chaikovskiy St., Chita, 672090 Mailing address: 22, Chaikovskiy St., Chita, 672090 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Sibirtelecom" Date on which the ground takes effect: 1998		
Name: Company with Limited Liability "Parma Paging" Location: 31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation Mailing address: 31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 1997		
Name: Company with Limited Liability TO "Accent" Location: 68, Krasnoarmeiskaya St., Krasnodar, 350000 Mailing address: 68, Krasnoarmeiskaya St., Krasnodar, 350000 Ground: The Company controls more than 20% of voting shares forming charter capital of this juridical person. Date on which the ground takes effect: 19 November 2004		

Name: Company with Limited Liability "Tver Telecom" Location: 24, Novotorzhskaya St., Tver, 170000 Mailing address: 24, Novotorzhskaya St., Tver, 170000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "CenterTelecom" Date on which the ground takes effect: 31 December 2004		
Name: Company with Limited Liability "NWT-Finance" Location: office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186 Mailing address: office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 11 October 2004		
Name: Open Joint –Stock Company "Airocom" Location: 80/32, Leningradskiy Pr., Moscow, 125190 Mailing address: office 326, 108, Profsoyuznaya St., Moscow, 117437 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "CenterTelecom" Date on which the ground takes effect: 03 November 2004		

Name: Company with Limited Liability "Giprosvyaz-Sibir" Location: 53, Gorky St., Novosibirsk, 630099 Mailing address: 15/3, Vystavochnaya St., Novosibirsk, 630078 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Giprosvyaz" Date on which the ground takes effect: 2003		

Name: Ignatenko Ivan Ivanovich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Kuskov Vasily Grigoryevich Location: Armavir, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 1, 947, 721 Preferred: 117, 175	0.0525%
Name: Korobskoy Vladislav Vladimirovich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Belov Yuriy Nikolaevich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 0 Preferred: 10, 900	0.0003%
Name: Malyshev Vladimir Mikhailovich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 2, 943 Preferred: 0	0.00007%
Name: Kushavina Julia Alexandrovna Location: Moscow, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Polulyakhova Olga Yurievna Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Lyakh Dmitry Georgievich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		

Name: Bizyaeva Natalia Petrovna Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Voronov Vasily Dmitrievich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 2, 690, 774 Preferred: 57, 225	0.0698%
Name: Skoblikov Vladimir Eduardovich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Kurennoy Valery Ivanovich Location: Krasnodar, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Gasrataliev Ibadulla Gasrataliеvich Location: Vladikavkaz Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 447,704 Preferred: 171,184	0.0157%
Name: Kiryachenko Ivan Kirillovich Location: Vladikavkaz Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 1,366,168 Preferred: 94,040	0.0371%
Name: Kozhiev Taymuraz Beshtauovich Location: Vladikavkaz Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 359,904 Preferred: 18,200	0.00961%
Name: Korbanj Lyudmila Afanasyevna Location: Vladikavkaz Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 647,088 Preferred: 183,904	0.0211%

Name: Bekasov Kirill Borisovich Location: Stavropol, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Sapelkina Galina Nikolaevna Location: Moscow, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Dynkin Pavel Borisovich Location: Pyatigorsk, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Zavyazkin Roman Alekseevich Location: Stavropol, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004	Ordinary: 0 Preferred: 332	0.000008%
Name: Kozin Vladimir Vladimirovich Location: Moscow, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Lazarenko Pavel Stepanovich Location: Riga Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		
Name: Kolushov Vladimir Nikolaevich Location: Moscow, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to Date on which the ground takes effect: 2004		

Changes in the list of affiliated persons occurred during the reporting quarter

Change	Affiliated person	Number of the Company's shares owned by the affiliated person	The affiliated person's holding in the Company charter capital
Date: 01 February 2005 Content: Change of the ground	Information before the change: Name: Ignatenko Ivan Ivanovich Location: Krasnodar, Russia Ground: member of the Company's Board of Directors Date on which the ground takes effect: 30 June 2004 Ground: chairman of the Company's collective executive body Date on which the ground takes effect: 30 June 2004 Ground: the affiliated person acts as the Company's individual executive body Date on which the ground takes effect: 25 December 2003	Ordinary: 1,180,579 Preferred: 180,395	0.03%
	Information after the change: Name: Ignatenko Ivan Ivanovich Location: Krasnodar, Russia Ground: member of the Company's Board of Directors Date on which the ground takes effect: 30 June 2004 Ground: chairman of the Company's collective executive body Date on which the ground takes effect: 30 June 2004	Ordinary: 1,180,579 Preferred: 180,395	0.03%
Date: 01 February 2005 Content: Change of the ground	Information before the change: Name: Martynenko Nikolay Vladimirovich Location: Krasnodar, Russia Ground: member of the Company's collective executive body Date on which the ground takes effect: 30 June 2004	Ordinary: 3,270 Preferred: 2,725	0.00015%

	Information after the change: Name: Martynenko Nikolay Vladimirovich Location: Krasnodar, Russia Ground: member of the Company's collective executive body Date on which the ground takes effect: 30 June 2004 Ground: the affiliated person acts as the Company's individual executive body Date on which the ground takes effect: 01 February 2005	Ordinary: 3,270 Preferred: 2,725	0.00015%
Date: 03 February 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Closed Joint –Stock Company "Interelectrosvyaz" Location: 5, 19th Partsyezda Str., Volzhskiy, Volgograd region Postal address: 5, 19th Partsyezda Str., Volzhskiy, Volgograd region Ground: The Company controls more than 20% of voting shares forming charter capital of this juridical person. Date on which the ground takes effect: 31 October 2002		
	Information after the change: Not applicable		
Date: 03 March 2005 Content: Change of the ground	Information before the change: Name: Romski Georgy Alekseevich Location: Moscow, Russia Ground: member of the Company's Board of Directors Date on which the ground takes effect: 30 June 2004		

	Information after the change: Name: Romski Georgy Alekseevich Location: Moscow, Russia Ground: member of the Company's Board of Directors Date on which the ground takes effect: 30 June 2004 Ground: chairman of the Company's collective executive body Date on which the ground takes effect: 03 March 2005 Ground: the affiliated person acts as the Company's individual executive body Date on which the ground takes effect: 03 March 2005		
Date: 03 March 2005 Content: Change of the ground	Information before the change: Name: Martynenko Nikolay Vladimirovich Location: Krasnodar, Russia Ground: member of the Company's collective executive body Date on which the ground takes effect: 30 June 2004 Ground: the affiliated person acts as the Company's individual executive body Date on which the ground takes effect: 01 February 2005	Ordinary: 3,270 Preferred: 2,725	0.00015%

	Information after the change: Name: Martynenko Nikolay Vladimirovich Location: Krasnodar, Russia Ground: member of the Company's collective executive body Date on which the ground takes effect: 30 June 2004	Ordinary: 3,270 Preferred: 2,725	0.00015%
Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Company with Limited Liability "Udmurtskie sotovie seti-450" Location: 206, Pushkinskaya Str., Izhevsk, 426034 Postal address: 206, Pushkinskaya Str., Izhevsk, 426034 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "VolgaTelecom" Date on which the ground takes effect: 27 February 1996		
	Information after the change: Not applicable		

Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Company with Limited Liability "Vyatskaya sotovaya svyaz" Location: 1, Uralskaya Str., Kirov Postal address: 1, Uralskaya Str., Kirov Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "VolgaTelecom" Date on which the ground takes effect: 8 December 1995		
	Information after the change: Not applicable		

Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Company with Limited Liability "Tyumentelecom-Invest" Location: 56, Respubliki Str., Tyumen, Russia, 625000 Postal address: 56, Respubliki Str., Tyumen, Russia, 625000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 8 December 1995		
	Information after the change: Not applicable		
Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Company with Limited Liability ChOP "ROS" Location: 30, Dzerzhinskiy Str., Penza, 440062 Postal address: 30, Dzerzhinskiy Str., Penza, 440062 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "VolgaTelecom" Date on which the ground takes effect: 3 November 1998		
	Information after the change: Not applicable		

	Information before the change: Name: Company with Limited Liability "Okhrana svyazi" Location: 63, Karpinskiy Str., Perm, 614022 Postal address: 63, Karpinskiy Str., Perm, 614022 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Uralsvyazinform" Date on which the ground takes effect: 1997		

	Information after the change: Not applicable		
Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Commercial bank "Russkiy acceptniy bank" Location: 15a, Kalancheevskaya Str., Moscow, 107078 Postal address: 15a, Kalancheevskaya Str., Moscow, 107078 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Rostelecom" Date on which the ground takes effect: 8 December 1995		
	Information after the change: Not applicable		
Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Open Joint –Stock Company "Lensvyaz" Location: 61, B.Morskaya Str., Saint Petersburg, 190000 Postal address: 61, B.Morskaya Str., Saint Petersburg, 190000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company "Svyazinvest" Date on which the ground takes effect: 8 December 1995		
	Information after the change: Not applicable		

Date: 31 March 2005 Content: Excluding from the list of affiliated persons	Information before the change: Name: Open Joint –Stock Company "Svyaz" of Komi Republic Location: 60, Lenin Str., Sykktyvkar, 167610 Postal address: 60, Lenin Str., Sykktyvkar, 167610 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "Svyazinvest" Date on which the ground takes effect: 2004		
	Information after the change: Not applicable		
Date: 31 March 2005 Content: Including in the list of affiliated persons	Information before the change: Not applicable		
	Information after the change: Name: Company with Limited Liability "Tver Telecom" Location: 24, Novotorzhskaya Str., Tver, 170000 Postal address: 24, Novotorzhskaya Str., Tver, 170000 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "CenterTelecom" Date on which the ground takes effect: 31 December 2004		

Date: 31 March 2005 Content: Including in the list of affiliated persons	Information before the change: Not applicable		
	Information after the change: Name: Company with Limited Liability "NWT-Finance" Location: office 422, 26, B.Morskaya Str., Saint Petersburg, 191186 Postal address: office 422, 26, B.Morskaya Str., Saint Petersburg, 191186 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 11 October 2004		
Date: 31 March 2005 Content: Including in the list of affiliated persons	Information before the change: Not applicable		
	Information after the change: Name: Open Joint –Stock Company "Airocom" Location: 80/32, Leningradskiy Pr., Moscow, 125190 Postal address: office 326, 108, Profsoyuznaya Str., Moscow, 117437 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "CenterTelecom" Date on which the ground takes effect: 03 November 2004		
Date: 31 March 2005 Content: Including in the list of affiliated persons	Information before the change: Not applicable		

	Information after the change: Name: Company with Limited Liability "Giprosvyaz-Sibir" Location: 53, Gorky Str., Novosibirsk, 630099 Postal address: 15/3, Vystavochnaya Str., Novosibirsk, 630078 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "Giprosvyaz" Date on which the ground takes effect: 2003		
Date: 31 March 2005 Content: Change of the person exercising direct control	Information before the change: Name: Company with Limited Liability "Parma Paging" Location: 31, Kommunisticheskaya Str., Syktyvkar, Komi Republic, Russia Postal address: 31, Kommunisticheskaya Str., Syktyvkar, Komi Republic, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "Svyaz" of Komi Republic Date on which the ground takes effect: 1997		

	Information after the change: Name: Company with Limited Liability “Parma Paging” Location: 31, Kommunisticheskaya Str., Syktyvkar, Komi Republic, Russia Postal address: 31, Kommunisticheskaya Str., Syktyvkar, Komi Republic, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person’s belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company “North-Western Telecom” Date on which the ground takes effect: 1997		
Date: 31 March 2005 Content: Change of the person exercising direct control	Information before the change: Name: Company with Limited Liability “Cabelvideo” Location: 85, Kuratov Str., Syktyvkar, 167610, Komi Republic, Russia Postal address: 85, Kuratov Str., Syktyvkar, 167610, Komi Republic, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person’s belonging to the group of parties, which the Joint –Stock Company belongs to: Open Joint Stock Company “Svyaz” of Komi Republic Date on which the ground takes effect: 2004		

	Information after the change: Name: Company with Limited Liability "Cabelvideo" Location: 85, Kuratov Str., Syktyvkar, 167610, Komi Republic, Russia Postal address: 85, Kuratov Str., Syktyvkar, 167610, Komi Republic, Russia Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 2004		
Date: 31 March 2005 Content: Change of the person exercising direct control	Information before the change: Name: Closed Joint –Stock Company IK "Svyaz" Location: 60, Lenin Str., Syktyvkar, 167610 Postal address: 60, Lenin Str., Syktyvkar, 167610 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "Svyaz" of Komi Republic Date on which the ground takes effect: 2004		

	Information after the change: Name: Closed Joint –Stock Company IK "Svyaz" Location: 60, Lenin Str., Syktyvkar, 167610 Postal address: 60, Lenin Str., Syktyvkar, 167610 Ground: the person belongs to the group of parties, which the Joint –Stock Company belongs to. Reason of the person's belonging to the group of parties, which the Joint – Stock Company belongs to: Open Joint Stock Company "North-Western Telecom" Date on which the ground takes effect: 2004		

File No 333-86928

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:

0	0	0	6	2	-	A

for the 1st quarter of 2005

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

Acting General Director of "UTK" PJSC	____________ (signature)	V. A. Moskalev Name, second name, surname
" 12 " May 2005		
Chief Accountant of "UTK" PJSC	____________ (signature)	T. V. Rusinova Name, second name, surname
" 12 " May 2005 Seal		

Contact person: *Julia Konstantinovna Omelchenko, Head of Equity Markets and Securities section*

Phone: *(861) 253-02-07*

Fax: *(861) 253-19-69*

e-mail: *securdep@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru*

CONTENTS

Introduction 6

I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about other persons who signed the quarterly report.
212

1.1. Persons forming the Issuer's governing bodies. 212
1.2. Information about the Issuer's bank accounts 234
1.3. Data on Issuer's Auditor (Auditors) 58
1.4. Data on the Issuer's Appraiser 59
1.5. Data on the Issuer's Consultants 59
1.6. Data on Other Parties Who Have Signed the Quarterly Report 5961

II. Key Information on the Financial and Economic Position of the Issuer 61

2.1. Indices of Issuer's Financial and Economic Performance 61
2.2. The Issuer's Market Capitalization 61
2.3. Issuer's Liabilities 6162
2.3.1. Accounts payable 62
2.3.2. Issuer's crediting history 62
2.3.3. Issuer's Liabilities of Security Granted to Third Parties 62
2.3.4. Other liabilities of the Issuer. 63
2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities 6563
2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed) 6664
2.5.1. Sector risks 64
2.5.2. Country risks 65
2.5.3. Financial risks 66
2.5.4. Regulatory risks 68
2.5.5. Risks associated with the Issuer's activity 70

III. Detailed information on the Issuer 71

3.1. The History of the Issuer's Foundation and Development 71
3.1.1. Data on the Issuer's registered name 71
3.1.2. Data on the State Registration of the Issuer: 732
3.1.3. History of Issuer's Foundation and Development 7372
3.1.4. Contact information 7574
3.1.5. Taxpayer Identification Number 7575
3.1.6. Issuer's branches and representative offices 7675
3.2. Basic Business Activities of the Issuer 777
3.2.1. Branch to which the Issuer belongs 777
3.2.2. Basic Economic Activities of the Issuer 777
3.2.3. Basic Types of Products (Works, Services) 77
3.2.4. Names of the issuer's suppliers, on whom 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies 77
3.2.5. Issuer's Products (Works, Services) Sales Markets 77
3.2.6. Practice of activities in respect of circulating capital and inventories 77
3.2.7. Raw Materials 82
3.2.8. Main competitors 78
3.2.9. Data on Availability of the Issuer's Licenses: 80
3.2.10. The Issuer's joint activity 82
3.2.11. Extra Requirements for Issuers Being joint-stock investment funds or insurance

companies 82

3.2.12. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations 82

3.2.13. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services 82

3.3. 89

3.4. Plans of Issuer's Future Operation 949

3.5. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations 9590

3.6. Issuer's subsidiaries and affiliates 91

3.7. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening 9101

3.7.1. Fixed Assets 9101

3.7.2. Value of Issuer's Real Estate 100

IV. Information about the Issuer's financial and economic performance 100

4.1. Results of the Issuer's financial and economic activity 100

4.1.1. Profit and loss statement 100

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity 100

4.2. The issuer's liquidity 100

4.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds 100

4.3.1. Amount and Structure of Issuer's Capital and Circulating Funds 100

4.3.2. Issuer's Capital and Circulating Assets Adequacy 102

4.3.3. Monetary funds 102

4.3.4. The Issuer's financial investments 103

4.3.5. Issuer's Intangible Assets 104

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research 105

4.5. Analysis of the Development Trends in the Sector of the Issuer's Principal Activity 1146

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer 1158

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies 1168

5.2. Information on Members of the Issuer's Governing Bodies 121

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies 1457

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer 1479

5.5. Information on the Members of the Auditing Commission 1492

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer 1589

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees) 159

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer 159

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer 160

6.1. Data on the Issuer's Total Number of Shareholders (Participants) 160

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as

capital (unit investment fund) or at least 20 per cent of their common stock....................................160
6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")..162
6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer..162
6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock...163
6.6. Data on Related-Party Transactions Made by the Issuer 163
6.7. Data on the amount of accounts receivable 164

VII. The Issuer's Accounts and Reports and Other Financial Information 165

7.1. The Issuer's Annual accounts and reports 165
7.2. Quarterly accounting report for the last complete reporting quarter..............................155
7.4. Issuer's Consolidated Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year 165
7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales..165
7.6. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year...165
7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer 1655

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer1655

8.1. Extra Data on the Issuer..165
8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer165
8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer. 1666
8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer........................167
8.1.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer..168
8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock.......................171
8.1.6. Data on Material Transactions Made by the Issuer...184
8.1.7. Data on Credit Ratings of the Issuer 184
8.2. Data on Each Category of Issuer's Shares...191
8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock..................195
8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled) 195
8.3.2. Data on Issues, the Securities of Which are Circulating..195
8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)..225
8.4. Data on the Person(s) Providing Security for the Bonds of the Issue......................................226
8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue................226
8.6. Data on Organizations Registering Titles to Issuer's Securities 233
8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents........................233
8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities...............234
8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds..238
8.10. Other information 240
Appendix 1 Regulations "Providing protection of the data having a trade-secret status.............244
Appendix 2 List of information having a trade-secret status in "Southern Telecommunications Company" PJSC..254

Appendix 3 1Q05 financial accounts of "Southern Telecommunications Company" PJSC 256

Appendix 4 2004 annual financial accounts of "Southern Telecommunications Company" PJSC 258

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's head quarters.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (861) 253-20-56
Fax: (861) 253-19-69
e-mail: ocb@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru

5. Essential information about Issuer's placed securities.

Kind of securities: ***shares***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Amount of securities under placement (shares): ***2 960 512 964***
Par value of one security (RUR): ***0.33***
Method, procedure and terms of placement:
Method of placement: ***swap during reorganization.***
Date of swap: ***31.10.2002***
Procedure of placement:

1. Placement of shares was effected through their stock-for-stock exchanges for the outstanding securities of the companies: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz" (hereinafter referred to as – the Merged Companies) in connection with the reorganization through merger in "UTK" PJSC.

Ordinary registered non-documentary shares of the Merged Companies that had not been redeemed or cancelled in accordance with articles 17, 75 and 76 of the Federal Law "On Joint – Stock Companies", were to be exchanged.

2. The table below shows the number of ordinary registered non-documentary shares of each of the Merged Company with par value of 0.33 ruble each whish was subject to placement, according to the results of the actual placement the unplaced shares of the issue remained declared:

Name	State registration number of the issue	Total number of UTK shares
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	1-05-00062-A	148 520 731

Name	State registration number of the issue	Total number of UTK shares
Volgograd Open Joint –Stock Company "Electrosvyaz"	1-06-00062-A	502 291 425
Open Joint –Stock Company "Kabardino-Balkarskie telecomunikatsii"	1-07-00062-A	61 419 993
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	1-08-00062-A	21 116 502
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	1-09-00062-A	14 716 589
Open Joint –Stock Company "Rostovelectrosvyaz"	1-10-00062-A	642 598 877
Open Joint –Stock Company "Sevosetinelectrosvyaz"	1-11-00062-A	123 702 369
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	1-12-00062-A	251 955 645
Open Joint –Stock Company "Electrosvyaz of Adygeia Republic"	1-13-00062-A	44 028 862

3. 1 (one) ordinary registered non-documentary share of each Merged Company was exchanged for the indicated in the table number of "UTK" PJSC ordinary registered non-documentary shares of each issue with par value of 0.33 ruble each.

The Merged Companies	Exchange ratios
Open Joint –Stock Company "Electrosvyaz of Adygeia Republic"	45.9300
Volgograd Open Joint –Stock Company "Electrosvyaz"	17.7200
Open Joint –Stock Company "KabBalktelecom"	0.7000
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	4.5900
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	60.4600
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	17.7297
Open Joint –Stock Company "Rostovelectrosvyaz"	8.8700
Open Joint –Stock Company "Sevosetinelectrosvyaz"	8.0000
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	82.9000

4. The shares were distributed among the shareholders of the merged companies according to the List (Register) of shareholders of the merged companies as at the date of making records in the Single state register of legal persons on cessation of business activity of the merged companies.

The shares were placed in one day.

Extra contributions and payments for the shares issued in exchange for the outstanding securities of the merged companies as well as any additional contributions and payments related to such exchange were not provided.

Pursuant to the Decree of FCSM RF № 1920/r of September 09, 2003 additional issues of the securities of Public Joint –Stock Company "Southern Telecommunications Company" were combined resulting in:

Cancellation of state registration numbers assigned to the issues of ordinary registered non-documentary shares of "Southern Telecommunications Company" PJSC (1-04-00062-A of 27.12.1997, 1-05-00062-A of 15.08.2002, 1-06-00062-A of 15.08.2002, 1-07-00062-A of 15.08.2002, 1-08-00062-A of 15.08.2002, 1-09-00062-A of 15.08.2002, 1-10-00062-A of 15.08.2002, 1-11-00062-A of 15.08.2002, 1-12-00062-A of 15.08.2002, 1-13-00062-A of 15.08.2002).

On September 9, 2003 the above mentioned issues of ordinary registered non-documentary shares of "Southern Telecommunications Company" PJSC were assigned common state registration number 1-03-00062-A.

Price of placement and procedure of its determination:

Not applicable for the present method of placement.

Kind of securities: ***shares***

Category: ***preference***

Type of securities: ***A***

Form of securities: ***registered non-documentary***

Amount of securities under placement (shares): ***972 151 838***

Par value of one security (RUR): ***0.33***

Method, procedure and terms of placement:

Method of placement: ***swap during reorganization***.

Date of swap: ***31.10.2002***

Procedure of placement:

1. Placement of shares was effected through their stock-for-stock exchanges for the outstanding securities of the companies: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz" (hereinafter referred to as – the Merged Companies) in connection with the reorganization through merger in "UTK" PJSC.

Preferred registered non-documentary type A shares of the Merged Companies that had not been redeemed or cancelled in accordance with articles 17, 75 and 76 of the Federal Law "On Joint –Stock Companies", were to be exchanged.

2. The table below shows the number of preferred registered non-documentary type A shares of each of the Merged Company with par value of 0.33 ruble each whish was subject to placement, according to the results of the actual placement the unplaced shares of the issue remained declared:

Name	State registration number of the issue	Total
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	2-05-00062-A	49 506 176
Volgograd Open Joint –Stock Company "Electrosvyaz"	2-06-00062-A	167 430 475
Open Joint –Stock Company "Kabardino-Balkarskie telecomunikatsii"	2-07-00062-A	20472552
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	2-08-00062-A	7 039 501
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	2-09-00062-A	4 906 184
Open Joint –Stock Company "Rostovelectrosvyaz"	2-10-00062-A	214 199 531
Open Joint –Stock Company "Sevosetinelectrosvyaz"	2-11-00062-A	41 234 118
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	2-12-00062-A	83 985 215

3. 1 (one) preferred registered non-documentary share of each Merged Company was exchanged for the indicated in the table number of "UTK" PJSC preferred registered non-documentary type A shares of each issue with par value of 0.33 ruble each.

The Merged Companies	Exchange ratios
Volgograd Open Joint –Stock Company "Electrosvyaz"	17.7200
Open Joint –Stock Company "KabBalktelecom"	0.7000
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	4.5900
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	60.4600
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	17.7297
Open Joint –Stock Company "Rostovelectrosvyaz"	8.8700
Open Joint –Stock Company "Sevosetinelectrosvyaz"	8.0000
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	82.9000

4. The shares were distributed among the shareholders of the merged companies according to the List (Register) of shareholders of the merged companies as at the date of making records in the Single state register of legal persons on cessation of business activity of the merged companies.

The shares were placed in one day.

Extra contributions and payments for the shares issued in exchange for the outstanding securities of the merged companies as well as any additional contributions and payments related to such exchange were not provided.

Pursuant to the Decree of FCSM RF № 1920/r of September 09, 2003 additional issues of the securities of Public Joint –Stock Company "Southern Telecommunications Company" were combined resulting in:

Cancellation of state registration numbers assigned to the issues of preferred registered non-documentary shares of "Southern Telecommunications Company" PJSC (2-04-00062-A of 27.12.1997, 2-05-00062-A of 15.08.2002, 2-06-00062-A of 15.08.2002, 2-07-00062-A of 15.08.2002, 2-08-00062-A of 15.08.2002, 2-09-00062-A of 15.08.2002, 2-10-00062-A of 15.08.2002, 2-11-00062-A of 15.08.2002, 2-12-00062-A of 15.08.2002, 2-13-00062-A of 15.08.2002).

On September 9, 2003 the above mentioned issues of preferred registered non-documentary shares of "Southern Telecommunications Company" PJSC were assigned common state registration number 2-03-00062-A.

Price of placement and procedure of its determination:
Not applicable for the present method of placement.

Kind of securities: ***bonds***
Bond series: ***C-2***
Type of securities: ***interest-bearing***
Form of securities: ***registered non-documentary***
Amount of securities under placement (shares): ***6***
Par value of one security (RUR): ***300***
Method, procedure and terms of placement:
Method of placement: ***swap during reorganization***.
Date of swap: ***31.10.2002***
Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "Sevosetinelectrosvyaz" in connection with its reorganization through merger in "UTK" PJSC.

2. 7 000 registered non-documentary interest-bearing bonds with face value of 300 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "Sevosetinelectrosvyaz" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 300 rubles each.

4. The bonds were distributed among the bond owners of OJSC "Sevosetinelectrosvyaz" according to the List (Register) of bond owners of OJSC "Sevosetinelectrosvyaz" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company "Sevosetinelectrosvyaz".

The bonds were placed in one day.

Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:
Not applicable for the present method of placement..

Kind of securities: ***bonds***
Bond series: ***01***
Type of securities: ***interest-bearing***
Form of securities: ***documentary pay-to-bearer***
Full name of securities: ***series 01 non-convertible interest-bearing***

bonds with mandatory centralized custody.

Amount of securities under placement (bonds): ***1 500 000***

Par value of one security (RUR): ***1 000***

Method, procedure and terms of placement:

Method of placement: ***public offering***

Launch date of the bond placement: ***18 September 2003***

Expiry date of the bond placement: ***18 September 2003***

Procedure of placement:

During the bond placement transactions were being concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction had to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee, on their trading accounts in Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange" (hereinafter referred to as – RP MICEX).

Full name: Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "

Abbreviated name: CJSC "RP MICEX"

Location: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009

Postal address: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009

The license for clearing operations of the professional participant of the securities market № 077-06048-000010 given by FCSM of Russia on June 07, 2002.

The license for banking operations № 3294, given by the Central Bank of the Russian Federation on November 06, 2002.

BIC: 044583505

Correspondent account: 30105810100000000505

Phone (095) 705-96-19

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction submitted orders for the Bond acquisition to the Underwriter through the trading system of MICEX. Each order included the price of the Bond acquisition specified in item 56.9 of the present Prospectus of Bonds and item 7.3 of the Decisions on the Bond Issue, number of the Bonds and interest rate under the first coupon at which potential buyers were ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order were expressed as annual interest rate to the 100-th share of percent.

After the period of submission of the orders for the Auction had expired, members of the Stock Market Section of MICEX could not change or withdraw the submitted orders. After the period of submission of the orders for the Auction had expired, MICEX made a list of the submitted orders and sent it to the Underwriter and the Issuer.

Interest rate under the first coupon were determined at the Auction according to the following algorithm:

- ***Upon termination of the period of submitting orders for Bond acquisition on the Auction, MICEX Trading system formed the full register of the submitted orders ranked by ascending order of the interest rate for the first coupon specified in the order (if the interest rates were identical the orders were also ranked by the time of order submission starting from the order that had been submitted first). Technical maintenance of the formation of the full register of the submitted orders were carried out by MICEX Trading system;***
- ***On the basis of the register of the submitted orders and taking into consideration the number of Bonds specified in each order, MICEX Trading system calculated by accumulated result the number of Bonds which the persons who had submitted the orders***

rate, in turn, opposite each order;

- ***On the basis of the register of the submitted orders, the Issuer made a decision on the size of the interest rate under the first coupon and informed the Underwriter about the adopted decision in writing;***
- ***The Underwriter informed MICEX on the size of the interest rate under the first coupon.***

MICEX informed all members of the Stock Market Section on the size of the interest rate under the first coupon by e-mail.

Having received the information on the size of the interest rate under the first coupon from the Issuer, the Underwriter concluded transactions of Bonds sale and purchase by sending counter target orders for Bonds sale at the price of Bonds placement specified in item 7.3 of the Decision on Bonds Issue, to the orders in which the size of the interest rate was less or equal to the size of the fixed interest rate under the first coupon. Period of carrying out the operations on determination of the rate under the first coupon within the framework of the Auction and concluding transactions on Bonds placement were determined by MICEX together with the Issuer.

The submitted orders for Bonds purchase were satisfied by the Underwriter in full if the number of Bonds specified in the order did not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeded the number of unplaced Bonds, such order were satisfied at the amount of the Bonds that had not been placed. The Underwriter satisfied the orders for Bonds purchase in the following order:

1) The orders were satisfied in ascending order of the interest rate specified in such orders, i.e. the order having the minimal value of the interest rate of all sent orders was satisfied in the first place, the order having minimal value of the interest rate of the remaining orders was satisfied in the second place, etc.;

2) If the interest rates specified in the orders were equal, they were satisfied on a first-come basis. After placement of all bond volume the conclusion of transactions stopped.

Unsatisfied during the Auction orders for bond purchase were cancelled. Bonds sold during the Auction were transferred from the emissive account of depot of the Issuer to corresponding accounts of depot of owners or Holders of Bonds on the date of the Auction.

To acquire Bonds after the Auction in case of their incomplete placement during the Auction the members of the Stock Market Section of MICEX had the right to submit target order for Bond acquisition which was covered by cash means to the Underwriter through the electronic trading system of MICEX. Each order included the price of the Bond acquisition specified in item 7.3 of the Decision on the Bond Issue and maximum number of Bonds which the potential buyer was ready to acquire. As at the moment of submission the order should have been provided with sufficient money resources on the account of the person submitting the order to Clearing house of the Moscow Interbank Currency Exchange.

The orders for Bonds purchase after the Auction were satisfied by the Underwriter by sending counter target order to the trading system of MICEX. Orders for Bonds purchase were satisfied on a first-come basis. If the volume of the order to be satisfied exceeded the bonds volume not placed by the moment of satisfaction of this order, it was satisfied in the volume of bonds not placed by the moment of satisfaction of the order.

Terms of Security:

Kind of security: Underwriting

Size of security (RUR): 1 500 000 000

Person providing security:

Full registered name: Closed joint-stock company " Management company " Baltic Financial Agency " (since November 10, 2003 - Closed joint-stock company "Management company PSB").

Abbreviated name: CJSC "Management company "BFA" (since November 10, 2003 – CJSC "MK PSB")

TIN: 7810118123

Location: 212, Moskovskiy pr., Saint Petersburg, 196066

In case the Issuer fails to execute its obligations on Bond redemption including retirement before maturity Bond owners and-or Holders have the right to appeal to the Underwriter in the order and on conditions, established by the Decision on Bond issue and the Emission Prospectus.
Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- ***A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;***
- ***A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;***
- ***The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);***
- ***Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.***

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes

to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Underwriter admits that each Bond Owner has the right to bring the claim directly against the Underwriter for compulsory realization of obligations undertaken by the Underwriter.

In relations between the Underwriter and the owner of Bonds, but not belittling obligations of the Issuer, the Underwriter bears the responsibility under the underwriting as though it is the only one principal debtor and the person who has undertaken the obligations on Bond issue, but only if in all cases the Underwriter receives the notification in such a way and in such term as it is specified in the present Decision on Bond Issue.

Provided that the Underwriter receives the notification in such a way and in such term as it is specified in the present Decision on Bond Issue, obligations of the Underwriter are being maintained as constant underwriting until the whole par value of Bonds is paid off and will be ceased only after full execution of the obligations stipulated by the terms of the Bond Issue.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Any dispute arising out of the given underwriting between the Underwriter and Bond Owners - legal persons as well as between the Underwriter and the Issuer shall be settled by Arbitration court of Moscow, and between the Underwriter and Bond Owners - physical persons shall be litigated in the court of the general jurisdiction at the place of the Underwriter's residence.

Price of the bond placement and procedure of its determination:
RUR 1 000

Kind of securities: *bonds*

Bond series: *02*

Type of securities: *interest-bearing*

Form of securities: *documentary pay-to-bearer*

Full name of securities: *series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.*

Amount of securities under placement (bonds): *1 500 000*

Par value of one security (RUR): *1 000*

Method, procedure and terms of placement:

Method of placement: *public offering*

Launch date of the bond placement: *11 February 2004*

Expiry date of the bond placement: *11 February 2004*

Procedure of placement:

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX. Time of submission and satisfaction of orders is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter.

The financial consultant of the equity market who signs the Prospectus of Bonds, shall approve a

register of orders for purchase of Bonds received during each day of the placement as well as final register of orders for purchase of Bonds upon termination of the placement made up by the Organizer of trade – Private Joint –Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).

During the placement transactions are concluded through the organizer of trade- Private Joint – Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).

The submitted orders for Bonds purchase shall be satisfied by the Underwriter in full if the number of Bonds specified in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter shall satisfy the orders for Bonds purchase on a first-come basis. After placement of all bond volume the conclusion of transactions stops.

The order and conditions of civil agreements (the order and conditions of submission and satisfaction of orders) during the Auction on determination of the first coupon interest rate of the first coupon are described in the section " Conditions and procedure of the bond placement ".

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house. The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. The potential buyer of Bonds should also open the account of depot in NDC or Depositary, being the depositor in relation to NDC.

If the order conditions conform with the requirements specified in the Decision on bond issue and the Prospectus of Bonds, they are being registered in the MICEX and approved by the Underwriter.

The sold Bonds are to be transferred by the Depositary to the accounts of depot of the bond buyers on the date of conclusion of the transactions.

Terms of Security:

Kind of security: Underwriting

Size of security (RUR): Total par value of the Bonds amounting to 1 500 000 000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

Person providing security:

Full registered name: Company with Limited Liability "UTK-Finance "

Abbreviated name: "UTK-Finance " Ltd

TIN: 2308090843

OGRN: 1022301172112

Location: 66, Karasunskaya Str., Krasnodar, 350000

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles.

Terms of underwriting.

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1 500 000 (one million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under

Obligations.

The size of commitments secured by the Underwriter can not exceed 2, 400, 000, 000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- *A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);*
- *The Claim shall contain:*

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- *The following documents should be enclosed to the Claim:*

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- *The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.*

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Price of the bond placement and procedure of its determination:
RUR 1,000

Kind of securities: ***bonds***

Bond series: ***03***

Type of securities: ***interest-bearing***

Form of securities: ***documentary pay-to-bearer***

Full name of securities: ***series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.***

Amount of securities under placement (bonds): ***3,500,000***

Par value of one security (RUR): ***1,000***

Method, procedure and terms of placement:

Method of placement: ***public offering***

Starting date of the placement: ***06 October 2004***

Expiry date of the placement: ***06 October 2004***

Procedure of the bond placement

The Bonds placement is performed by the conclusion of transactions of sale and purchase of Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX effective as at the bond placement date.

Underwriter acts as an intermediary at the Bonds placement on behalf and at the expense of the Issuer.

Data on the organizer of trade in the equity market:

Full registered name: Closed joint-stock company "Moscow Interbank Currency Exchange"

Abbreviated registered name: CJSC "Moscow Interbank Currency Exchange" /MICEX.

Location: 13, Bolshoi Kislovskiy per., Moscow

Postal address: 13, Bolshoi Kislovskiy per., Moscow, 125009, the Russian Federation

License №: 077-05870-000001 for professional activity on organization of trade in the securities market (stock market);

Date of the license: February, 26 2002.

Valid till: without restriction of validity

Licensing body: Federal Commission for Securities Market of Russia.

The potential buyer of Bonds who is a member of the Stock Market Section of MICEX shall operate independently.

If a potential buyer of the Bonds is not a member of the Stock Market Section of MICEX, he should conclude the contract with any broker being a member of the Stock Market Section of MICEX and instruct him on the Bond acquisition.

The potential buyer of Bonds shall be obliged to open the account of depot in NDC or other Depositary being the depositor in relation to NDC. The procedure and conditions of opening the accounts of depot are set forth by the Rules of the corresponding depositaries.

Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement. On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code

and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

After the Issuer fixes the interest rate under the first coupon on the first day of the bond placement the Underwriter on behalf of the Issuer shall satisfy orders for purchase of Bonds on the conditions and in order stated in the Decision on Bond Issue and the Prospectus of Bonds. All transactions of bond sale and purchase during their placement shall be concluded at the price of the Bond par value.

Transactions of sale and purchase of Bonds during the placement shall be concluded only after the Financial Consultant approves the Register of the submitted orders for bonds purchase formed by the MICEX.

During the Auction the Underwriter shall satisfy the orders of the members of the Stock Market Section for Bonds acquisition in ascending order of the interest rate specified in such orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. . If the number of Bonds indicated in the last order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified in the counter order of the Underwriter. Unsatisfied during the Auction orders for bond purchase of the Members of the stock market Section are to be cancelled.

The interest rate under the first coupon having been fixed and the orders submitted during the Auction having been satisfied, the member of the MICEX Stock Market Section acting on its own behalf and at own expense, or on its own behalf, but for the account and on behalf of the potential

buyers who are not the members of the MICEX Stock Market Section may submit orders for purchase of Bonds at the price of 100 percent of the bond par value at any working day during the period of placement with indication of the number of bonds to be acquired.

Starting from the second day of the bond placement, the buyer shall pay accumulated coupon income under the Bonds calculated from the starting date of the Bond placement according to item 15 of the Decision on Bonds Issue and item 2.6 of the Prospectus of the Bonds. Financial Consultant in the equity market shall approve the Register of the submitted orders for bonds purchase formed by the MICEX according to the results of each day of the bond placement. The Register of the submitted orders shall include the terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section.

Time and procedure for orders' submission shall be established by the Moscow Interbank Stock Exchange as agreed with the Underwriter. The Underwriter shall inform the Members of the Section about the unplaced Bonds on the trading account of the Underwriter through the MICEX trading system by means of offering non-target orders.

The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds on the trading account of the Underwriter. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter satisfies the orders for the bonds' acquisition on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house.

Full registered name: Nonbank credit organization/Closed joint-stock company "Clearing House of Moscow Interbank Currency Exchange"

Abbreviated registered name: CJSC RP MICEX

Location: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009

Postal address: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009

The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. Should the conditions in the orders satisfy the abovementioned requirements, the orders are registered in the Moscow Interbank Stock Exchange and accepted by the Underwriter in the MICEX. The sold Bonds are to be transferred to the accounts of depot of the buyers in NDC or to the accounts of depot of the Depositaries, being the depositor in relation to NDC, on the day of concluding the transaction for purchase and sale.

Upon termination of the bond placement, the Moscow Interbank Stock Exchange makes the Final Register of orders for purchase of securities according to requirements of the Decision of FCSM of Russia № 03-30/ps of 18 June, 2003. The final Register of the orders for purchase of the securities shall be approved by the Financial Consultant. The copy of the Final Register shall be submitted to the registering authority for the state registration of the Report on the results of the bond issue.

The transactions concluded during the bond placement can be changed and/or cancelled for the reasons and in the order stipulated by Article 29 of the Civil Code of the Russian Federation.

Terms of the Security:

Kind of security:
Underwriting

Size of security (RUR): Total par value of the Bonds amounting to 3,500,000,000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Data on the person providing security for the bond issue

Full registered name: Company with Limited Liability "UTK-Finance "
Abbreviated name: "UTK-Finance " Ltd
TIN: 2308090843
OGRN: 1022301172112
Location: 66, Karasunskaya Str., Krasnodar, 350 000

Terms of underwriting and procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on the Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles) as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on the bond issue and the Prospectus of the Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3,500,000 (three million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the Bond issue amounting to 3, 500, 000, 000 (three billion five hundred million) rubles as well as cumulative coupon income under 3, 500, 000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate performance by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- ***A Bond Owner or a person duly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);***
- ***The Claim shall contain:***

(a) Nature of Obligations that were not performed by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- ***The following documents should be enclosed to the Claim:***

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- ***The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.***

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter shall transfer the corresponding payments to the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by the Arbitration court or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Price of the bond placement and procedure of its determination:
RUR 1, 000

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who signed the quarterly report.

1.1. Persons forming the Issuer's governing bodies.

The Issuer's governing body	Name, surname	Year of birth
Personal membership of the Issuer's Board of Directors	Belov Vadim Yevgenievich (Chairman)	1958
	Avdiyants Stanislav Petrosovich	1946
	Vasilyev Mikhail Borisovich	1954
	Ignatenko Ivan Fyodorovich	1945
	Gorbachev Vladimir Lukich	1950
	Kulikov Denis Viktorovich	1975
	Dudchenko Vladimir Vladimirovich	1973
	Panchenko Stanislav Nikolaevich	1945
	Romski Georgy Alekseevich	1956
	Ukhina Irina Petrovna	1945
	Tshepilov Andrei Anatolyevich	1977
Personal membership of the Issuer's collective executive body (Management Board):	Romski Georgy Alekseevich (Chairman)	1956
	Ignatenko Ivan Fyodorovich	1945
	Apalko Alexander Valentinovich	1947
	Devyatkina Lyudmila Ivanovna	1955
	Lyakh Dmitri Georgievich	1978
	Kozhiev Beshtau Kanamatovich	1937
	Korotenko Svetlana Vasilyevna	1962
	Kruzhkov Viktor Alexandrovich	1952
	Litvinov Andrey Aleksandrovich	1973
	Malova Antonida Mikhailovna	1954
	Poyarkov Yevgeni Nikolaevich	1943
	Prachkin Alexei Petrovich	1949
	Roitblat Alexander Markovich	1947
	Rusinova Tatiana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
	Fefilova Svetlana Gennadievna	1970
	Martynenko Nikolay Vladimirovich	1971
	Shukhostanov Amdulkhamid Kistuevich	1946
The person acting as the Issuer's individual executive body (General Director):	Romski Georgy Alekseevich	1956

1.2. Information about the Issuer's bank accounts

ull registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
pen Joint –Stock ompany «Veb- vestbank"	«VEB Investbank» OJSC	38/4, Nevskiy Prospect, Saint Petersburg, 191011	7831000637	40702810600000000530	settlement	044030848	30101810700000000848
dygeia branch № 8620 f the South-Western ank of the Savings Bank f Russia	Adygeia OSB № 8620 of the South-Western bank of the RF SB	4/2, Dimitrov Str., Maikop, Adygeia Republic, 385011	7707083893	40702810530020100000, 40702810130020102243, 40702810101000100870, 40702810301000100984	settlement	046015602	30101810600000000602
dygeia branch № 520/016 of the South- /estern bank of the avings Bank of Russia	Adygeia OSB № 8620/016 of the South-Western bank of the RF SB	1-a, Dzharimov Str., aul Koshekhablj, Koshekhablj district, Adygeia Republic, 385430	7707083893	40702810101000104180, 40702810701000104179	settlement	046015602	30101810600000000602
dygeia branch № 520/026 of the South- /estern bank of the avings Bank of Russia	Adygeia OSB № 8620/026 of the South-Western bank of the RF SB	28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440	7707083893	40702810501000105116, 40702810801000105117	settlement	046015602	30101810600000000602
dygeia branch № 520/028 of the South- /estern bank of the avings Bank of Russia	Adygeia OSB № 8620/028 of the South-Western bank of the RF SB	4, Gagarin Str., aul Takhtamukai, Takhtamukai district, Adygeia Republic, 385100	7707083893	40702810701000106232, 40702810001000106233	settlement	046015602	30101810600000000602
dygeia branch № 520/034 of the South- 'estern bank of the avings Bank of Russia	Adygeia OSB № 8620/034 of the South-Western bank of the RF SB	13, Lenin Str., Adygeisk, Adygeia Republic, 385200	7707083893	40702810201000100000, 40702810601000108327, 40702810601000108330, 40702810901000108328	settlement	046015602	30101810600000000602
dygeia branch № 520/038 of the South- 'estern bank of the avings Bank of Russia	Adygeia OSB № 8620/038 of the South-Western bank of the RF SB	349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600	7707083893	40702810201000109246, 40702810201000109247	settlement	046015602	30101810600000000602
dygeia branch № 520/047 of the South- 'estern bank of the avings Bank of Russia	Adygeia OSB № 8620/047 of the South-Western bank of the RF SB	20-a, 50 let Oktyabrya Str., selo Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300	7707083893	40702810701000110189, 40702810101000110190	settlement	046015602	30101810600000000602

ull registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
dygeia branch № 620/054 of the South-Vestern bank of the avings Bank of Russia	Adygeia OSB № 8620/054 of the South-Western bank of the RF SB	220, Pervomaiskaya Str., r.p. Tulskiy, Adygeia Republic, 385770	7707083893	40702810101000111335, 40702810401000111336	settlement	046015602	30101810600000000602
K SB RF universal ranch № 5155/036 of e Savings Bank of ussia	AK SB RF universal OSB № 5155/036	56, Komsomolskiy Pr., Vesyoliy, 346250	7707083893	40702810552290208128	settlement	046015602	30101810600000000602
oint –Stock Bank Pervomaiski"	AB " Pervomaiski "	12, Khakurate Str., Krasnodar, 350000	2310050140	40702810300008031800	settlement	040349715	30101800000000000715
oint-stock commercial ank "Yug-nvestbank"(Open joint-ock company)	OJSC "Yug-Investbank"	113, Krasnaya Str., Krasnodar, 350000	0106000547	40702810200000000720,	settlement	040349966	30101810600000000966
ladikavkaz branch of oint-stock commercial ank "Moscow unicipal bank – Bank f Moscow"(Open joint-ock company)	Vladikavkaz branch of FAKB "Bank of Moscow"	1, Prospect Mira, Vladikavkaz, 362040	7702000406	40702840600222000010, 40702810300220000067, 40702810300220000520	settlement	040707644	30101810100000000644
rasnodar branch of oint-stock commercial ank "Moscow unicipal bank – Bank f Moscow"(Open joint-ock company)	Krasnodar branch of FAKB "Bank of Moscow"	28, Oktyabrskaya Str., Krasnodar, 350000	7702000406	40702810200440000040	settlement	040349978	30101181030000000978
oint-stock commercial ank "Moskovskiy elovoy Mir" (open oint-stock company)	OJSC "MDM-bank"	building 1, 33, Kotelnicheskaya nab., Moscow, 115172	7706074960	40702810400010000000	settlement	044525466	30101810900000000466
oint-Stock Commercial avings Bank of Russia open joint-stock ompany)	Savings Bank of Russia OAO	19, Vavilov Str., Moscow, 117997	7707083893	40702810911020102832	settlement	041806647	30101810100000000647

ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ıgirskiy branch № 32/14 of Severo-etian branch № 8632 the North-Caucasian ık of the Savings Bank Russia	Alagirskiy branch № 8632/14 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	37, Kodoeva Str., Alagir, 363200	7707083893	40702810760340101323, 40702810760340101378	settlement	040707644	30101810100000000644
ksandrovskoe branch 1861 of the North-ıcasian bank of the ings Bank of Russia	Aleksandrovskoe OSB № 1861 of the RF SB	37a, Kalinin Str., Aleksandrovskoe, Stavropol Krai, 356300	7707083893	40702810760211000265, 40702810060211000266	settlement	040707644	30101810100000000644
kseevskoe branch № 03 of the Povolzhski ık of the Savings Bank Russia	Alekseevskoe OSB № 4003 of the Povolzhski bank of the RF SB	32, Lenin Str., Alekseevskaya, Volgograd Region, 403241	7707083893	40702810311030200201, 40702810911030100154	settlement	041806647	30101810100000000647
apa branch № 1804 the South-Western ık of the Savings Bank Russia	Anapa OSB № 1804 of the South-Western bank of the RF SB	14, Lenin Str., Anapa, Krasnodar Krai, 353440	7707083893	40702810730040100858, 40702810730040100917	settlement	046015602	30101810600000000602
anasenkovskoe branch 5241 of the North-ıcasian bank of the ings Bank of Russia	Apanasenkovskoe OSB № 5241 of the North-Caucasian bank of the RF SB	85, Sovetskaya Str., Divnoe, 356700	7707083893	40702810560150100183	settlement	040707644	30101810100000000644
lonskiy branch № 32/17 of Severo-etin branch № 8632 of North-Caucasian k of the Savings Bank Russia	Ardonskiy branch № 8632/17 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	8, Kalinin Str., Ardon, 363300	7707083893	40702810060340101337, 40702810660340101339	settlement	040707644	30101810100000000644
gir branch № 5232 of North-Caucasian k of the Savings Bank Russia	Arzgir OSB № 5232 of the North-Caucasian bank of the RF SB	15a, Matrosova Str., Arzgir, Stavropol Territory, 356570	7707083893	40502810560120100009	settlement	040707644	30101810100000000644

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
avir branch № 1827 the South-Western of the Savings Bank ussia	Armavir OSB № 1827 of the South-Western bank of the RF SB	6, Shaumyana Str., Armavir, Krasnodar Krai, 352931	7707083893	40702810630240102028, 40702810330240102043, 40702810930240100966	settlement	046015602	30101810600000000602
ikhan branch № of the Povolzhski of the Savings Bank ussia	Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB	41, Kirov Str., Astrakhan, Astrakhan Region, 414000	7707083893	40702810105020101651, 40702810405020101788, 40702810605110100088, 40702810705050100022, 40702810705050100023, 40702810905110100089	settlement	041203602	30101810500000000602
ubinskoe branch № of the Povolzhski of the Savings Bank ussia	Akhtubinskoe OSB № 3976 of the Povolzhski bank of the RF SB	7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506	7707083893	40702810405090100230, 40702810405090100231	settlement	041203602	30101810500000000602
: "Nalchik" Limited pany	Bank "Nalchik" Ltd	77, Tolstogo Str., Nalchik, 360000	0711003263	40702810810001000699	settlement	048327741	30101810700000000741
isk branch № 5154 South-Western bank e Savings Bank of ia	Bataisk OSB № 5154 of South-Western bank of the RF SB	77, Rabochaya Str., Bataisk, Rostov region, 346880	7707083893	40702810652280100411, 40702810352280100449	settlement	046015602	30101810600000000602
kalitvenskoe branch 273 of the South-ern bank of the ngs Bank of Russia	Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB	48, Petrov Str., Belaya Kalitva, Rostov region, 347040	7707083893	40702810452340100739	settlement	046015602	30101810600000000602
kalitvenskoe branch 273 of the South-ern bank of the ngs Bank of Russia	Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB	48, Petrov Str., Belaya Kalitva, Rostov region, 347040	7707083893	40702810152340100738, 40702810952340100776	settlement	046015602	30101810600000000602
anskiy branch № /15 of Severo-ian branch № 8632 he North-Caucasian of the Savings Bank ussia	Beslanskiy branch № 8632/15 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	32, Dzarahohova Str., Beslan, 363000	7707083893	40702810460340101335, 40702810160340101376, 40702810660340200007	settlement	040707644	30101810100000000644

gistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
arnenskoe branch 0 of the North-an bank of the Bank of Russia	Blagodarnenskoe OSB № 1860 of the North-Caucasian bank of the RF SB	363a, Sovetskaya Str., Blagodarniy, 356400	7707083893	40702810860200100296	settlement	040707644	30101810100000000644
ovsk branch № of the North-an bank of the Bank of Russia	Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SB	59/61, Oktyabrskaya Str., Budyonovsk, 356800	7707083893	40702810260070100767	settlement	040707644	30101810100000000644
rad branch № the Savings Bank ia	Volgograd OSB № 8621of the RF SB	40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005	7707083893	40702810111020102836, 40702810211020102833, 40702810311020102830, 40702810511020102850, 40702810611020102873, 40702810911020102829	settlement	041806647	30101810100000000647
onsk branch № of the South-n bank of the Bank of Russia	Volgodonsk OSB № 7931 of the South-Western bank of the RF SB	2, Koshevogo Str., Volgodonsk, 347360	7707083893	40702810152160140114, 40702810252160101723, 40702810752160160060, 40702810952160101722	settlement	046015602	30101810600000000602
onsk branch № 71 of the South-n bank of the Bank of Russia	Volgodonsk OSB № 7931/071 of the South-Western bank of the RF SB	136, Lenin Str., Zimovniki, 347460	7707083893	40702810952160130146, 40702810252160130147	settlement	046015602	30101810600000000602
onsk branch № 30 of the South-n bank of the Bank of Russia	Volgodonsk OSB № 7931/080 of the South-Western bank of the RF SB	52, Sovetskaya Str., B-Martynovka, 346600	7707083893	40702810652160120155	settlement	046015602	30101810600000000602
onsk branch № 38 of the South-n bank of the Bank of Russia	Volgodonsk OSB № 7931/088 of the South-Western bank of the RF SB	34, Dzerzhinskogo Str., Remontnoe, 347480	7707083893	40702810852160180076	settlement	046015602	30101810600000000602

gistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Caspian Joint- 3ank (Open joint- ompany)	OJSC "VKAbank"	20, Lenin Str., Astrakhan, 414000	3015011755	40702810600000000934, 40702810800000001267, 40702810800040001268, 40702840300000000288, 40702840500000000114, 40702840800000000115, 40702978200000000014, 40702978500000000015, 40702978900000000013	settlement	041203729	30101810760000000729
ki branch № 8553 olzhski bank of the s Bank of Russia	Volzhski OSB № 8553 of Povolzhski bank of the RF SB	71, Mira Str., Volzhski, Volgograd Region, 404131	7707083893	40702810811160102481, 40202810711160102484	settlement	041806647	30101810100000000647
i branch № 5158 e South-Western f the Savings Bank sia	Vyselki OSB № 5158 of the South-Western bank of the RF SB	67b, Montikova Str., Vyselki, Krasnodar Krai, 353100	7707083893	40702810230310200111	settlement	046015602	30101810600000000602
lzhik branch № of the South- n bank of the s Bank of Russia	Gelendzhik OSB № 1807 of the South-Western bank of the RF SB	56, Kirov Str., Gelendzhik, Krasnodar Krai, 353460	7707083893	40702810030070101093	settlement	046015602	30101810600000000602
evsk branch № of the North- sian bank of the s Bank of Russia	Georgievsk OSB № 1811 of the North-Caucasian bank of the RF SB	11, Kalinin Str., Georgievsk, 357820	7707083893	40702810860060100960, 40702810160060100961	settlement	040707644	30101810100000000644
schenskoe branch 8303 of the hski bank of the s Bank of Russia	Gorodischenskoe OSB № 8303 of the Povolzhski bank of the RF SB	2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003	7707083893	40702810111110100308, 40702810111110100311, 40702810511110100351	settlement	041806647	30101810100000000647
ichskoe branch 51 of the South- n bank of the s Bank of Russia	Gulkevichskoe OSB № 5161 of the South-Western bank of the RF SB	5, Sovetskaya Str., Gulkevichi, Krasnodar Krai, 352190	7707083893	40702810830320100229	settlement	046015602	30101810600000000602

›egistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
vskiy branch № ›f Mikhailovskiy № 4006 of the ›hski bank of the ›s Bank of Russia	Danilovskiy branch № 80 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	42, Mordovtseva Str., Danilovka, Volgograd Region, 403370	7707083893	40702810911050101272	settlement	041806647	30101810100000000647
kiy branch № 9 of Severo- n branch № 8632 › North-Caucasian f the Savings Bank sia	Digorskiy branch № 8632/19 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	50, Mira Str., Digora, 363400	7707083893	40702810460340101322, 40702810760340101365	settlement	040707644	30101810100000000644
›ya branch № 5186 ›e South-Western ›f the Savings Bank sia	Dinskaya OSB № 5186 of the South-Western bank of the RF SB	43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200	7707083893	40702810530200100076, 40702810330200100577	settlement	046015602	30101810600000000602
sk branch № 7749 ›e South-Western ›f the Savings Bank sia	Donetsk OSB № 7749 of the South-Western bank of the RF SB	60, Gorkiy Str., Donetsk, Rostov Region, 346300	7707083893	40702810852240100280, 40702810652240100286	settlement	046015602	30101810600000000602
›onal office of ›dino-Balkarian › № 8631/03 of the ›Caucasian bank of ›avings Bank of	DO of Kabardino-Balkarian OSB № 8631/03 of the North-Caucasian bank of the RF SB	21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534	7707083893	40702810260330160434, 40702810560330160435	settlement	040707644	30101810100000000644
›onal office of ›dino-Balkarian › № 8631/04 of the ›Caucasian bank of ›avings Bank of	DO of Kabardino-Balkarian OSB № 8631/04 of the North-Caucasian bank of the RF SB	75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700	7707083893	40702810460330130112, 40702810760330130113	settlement	040707644	30101810100000000644

egistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
onal office of dino-Balkarian . № 8631/05 of the Caucasian bank of Savings Bank of	DO of Kabardino-Balkarian OSB № 8631/05 of the North-Caucasian bank of the RF SB	65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112	7707083893	40702810560330140109, 40702810960330140110	settlement	040707644	30101810100000000644
onal office of dino-Balkarian ı № 8631/06 of the -Caucasian bank of Savings Bank of ı	DO of Kabardino-Balkarian OSB № 8631/06 of the North-Caucasian bank of the RF SB	115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045	7707083893	40702810760330150232, 40702810060330150233	settlement	040707644	30101810100000000644
onal office of dino-Balkarian ı № 8631/07 of the -Caucasian bank of Savings Bank of a	DO of Kabardino-Balkarian OSB № 8631/07 of the North-Caucasian bank of the RF SB	119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800	7707083893	40702810460330045061, 40702810760330045062	settlement	040707644	30101810100000000644
onal office of dino-Balkarian ı № 8631/08 of the -Caucasian bank of Savings Bank of a	DO of Kabardino-Balkarian OSB № 8631/08 of the North-Caucasian bank of the RF SB	39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202	7707083893	40702810560330180114, 40702810860330180115	settlement	040707644	30101810100000000644
onal office of dino-Balkarian ı № 8631/09 of the -Caucasian bank of Savings Bank of a	DO of Kabardino-Balkarian OSB № 8631/09 of the North-Caucasian bank of the RF SB	54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624	7707083893	40702810860330190095, 40702810160330190096	settlement	040707644	30101810100000000644

gistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ıal office of no-Balkarian № 8631/11 of the Caucasian bank of vings Bank of	DO of Kabardino-Balkarian OSB № 8631/11 of the North-Caucasian bank of the RF SB	43, Baksanskoe shosse, Chegem, Kabardino-Balkarian Republic, 361401	7707083893	40702810060330185191	settlement	040707644	30101810100000000644
nal office of ıl branch № i of Millerovo № 275 of the Vestern bank of ıvings Bank of	Additional office UF OSB № 275/096 of Millerovo OSB №275 of the South-Western bank of the RF "SVYAZINVEST" OJSC of Russia	20, Sovetskaya Str., Bokovskaya, 346250	7707083893	40702810852350150133	settlement	046015602	30101810600000000602
ranch № 1798 of ıth-Western bank Savings Bank of	Yeisk OSB № 1798 of the South-Western bank of the RF SB	86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682	7707083893	40702810130440100320, 40702810830440100853	settlement	046015602	30101810600000000602
koe branch № f the Povolzhski the Savings Bank ia	Yelanskoe OSB № 3990 of the Povolzhski bank of the RF SB	42, Tolstogo Str., Yelan, Volgograd Region, 403732	7707083893	40702810411300100261, 40702810411300100465, 40702810711300100466	settlement	041806647	30101810100000000647
evskoe branch № f the Povolzhski the Savings Bank ia	Yenotaevskoe OSB № 3977 of the Povolzhski bank of the RF SB	52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200	7707083893	40702810605100000087, 40702810605100000088	settlement	041203602	30101810500000000602
ıovodskiy ıal office № 3 of Pyatigorsk № 30 of the Caucasian bank of ıvings Bank of	Zheleznovodskiy additional office № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	73a, Lenin Str., Zheleznovodsk, 357400	7707083893	40702810160080100514	settlement	040707644	30101810100000000644
joint-stock ıy "Moscow ional Bank"	CJSC "Moscow International Bank"	126, Rashpilevskaya Str., Krasnodar, 350000	7710030411	40702810400000000419	settlement	044525545	30101810300000000545

egistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
rad branch № of the South- n bank of the s Bank of Russia	Zernograd OSB № 1824 of the South-Western bank of the RF SB	2, Lenin Str., Zernograd, Rostov Region, 347740	7707083893	40702810052100200321, 40702810452100100322	settlement	046015602	30101810600000000602
rad branch № 7 of the South- n bank of the s Bank of Russia	Zernograd OSB № 1824/47 of the South-Western bank of the RF SB	83, Mira Str., Yegorlykskaya, Rostov Region, 347760	7707083893	40702810652100247137	settlement	046015602	30101810600000000602
rad branch № 0 of the South- n bank of the s Bank of Russia	Zernograd OSB № 1824/60 of the South-Western bank of the RF SB	53, Budyonnovski per., st. Kagalnitskaya, 347700	7707083893	40702810052100260170	settlement	046015602	30101810600000000602
nskoe branch № of the Povolzhski f the Savings Bank sia	Znamenskoe OSB № 8574 of the Povolzhski bank of the RF SB	41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540	7707083893	40702810505070100095, 40702810805070100096	settlement	041203602	30101810500000000602
enskoe branch № of the North- sian bank of the s Bank of Russia	Izobilnenskoe OSB № 1858 of the North-Caucasian bank of the RF SB	51, Proletarskaya Str., Izobilny, 356140	7707083893	40702810260180100764, 40702810660180100765, 40702810760180108188	settlement	040707644	30101810100000000644
inskoe branch № of the Povolzhski f the Savings Bank sia	Ikryaninskoe OSB № 3983 of the Povolzhski bank of the RF SB	40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370	7707083893	40702810905014010059, 40702810305140100060	settlement	041203602	30101810500000000602
skoe branch № of the Povolzhski f the Savings Bank sia	Ilovlinskoe OSB № 3953 of the Povolzhski bank of the RF SB	2, Budyonnogo Str., Ilovlya, Volgograd Region, 403071	7707083893	40702810511260100023	settlement	041806647	30101810100000000647
skoe branch № of the North- sian bank of the s Bank of Russia	Ipatovskoe OSB № 1856 of the North-Caucasian bank of the RF SB	67a, Gagarin Str., Ipatovo, 356600	7707083893	40702810560160000325	settlement	040707644	30101810100000000644

gistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ino-Balkarian Open Joint-Stock ny "Joint-Stock ercial Bank -Bank"	KBF OAO AKB "Svyaz-Bank"	14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000	7710301140	40702810900210000088	settlement	048327721	30101810500000000721
ino-Balkarian № 8631 of the Caucasian bank of avings Bank of	KB OSB № 8631 of the North-Caucasian bank of the RF SB	9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000	7707083893	40702810660330110356, 40702810760330100813, 40702810060330100814	settlement	040707644	30101810100000000644
evskoe branch № of the Povolzhski f the Savings Bank sia	Kalachevskoe OSB № 3952 of the Povolzhski bank of the RF SB	281, Oktyabrskaya, Kalach-on-Don, Volgograd region 404503	7707083893	40702810711250100273, 40702810711250100274, 40702810711250100275	settlement	041806647	30101810100000000647
grad branch № 65 of the hski bank of the s Bank of Russia	Volgograd OSB № 3952/065 of the Povolzhski bank of the RF SB	2nd Mikroraion, Surovikino, Volgograd Region	7707083893	40702810811250102388, 40702810111250102389	settlement	041806647	30101810100000000647
tskiy regional of joint-stock "Tsentralnoe stvo vzaimnogo " Open Joint-Company	KRF of bank "Tsentralnoe OVK" OAO	15, N. Ochirova Str., Elista, Kalmykia Republic, 358000	7717014730	47422810585520000050	settlement	048580796	30101810200000000796
tskiy branch № of the Joint-Stock ercial Savings f Russia OAO	Kalmytskiy branch № 8579 of the AK SB RF OAO	29, Bratyev Alyokhinykh Str., Elista, Kalmykia Republic, 358000	7707083893	40702810560300100506, 40702810760300101606	settlement	040707644	30101810100000000644
skoe branch № of the South-n bank of the s Bank of Russia	Kamenskoe OSB № 1801 of the South-Western bank of the RF SB	49, Lenin Str., Kamensk-Shakhtinskiy, 347800	7707083893	40702810552030100677, 40702810852030100678	settlement	046015602	30101810600000000602

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
'zyakskoe branch 3981 of the :zhski bank of the gs Bank of Russia	Kamyzyakskoe OSB № 3981 of the Povolzhski bank of the RF SB	89a, Gorkiy Str., Kamyzyak, Astrakhan Region, 416340	7707083893	40702810905130100182, 40702810205130100183	settlement	041203602	30101810500000000602
'shinskoe branch № of the Povolzhski of the Savings Bank ssia	Kamyshinskoe OSB № 7125 of the Povolzhski bank of the RF SB	101, Bazarov Str., Kamyshin, Volgograd Region, 403876	7707083893	40702810011180100522, 40702810311180100523	settlement	041806647	30101810100000000647
vskaya branch № of the South-ern bank of the gs Bank of Russia	Kanevskaya OSB № 1865 of the South-Western bank of the RF SB	67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730	7707083893	40702810430340100308, 40702810930340100659	settlement	046015602	30101810600000000602
:haevo-Cherkessian h № 8585 of the ı-Caucasian bank of Savings Bank of a	Karachaevo-Cherkessian OSB № 8585 of the North-Caucasian bank of the RF SB	66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000	7707083893	40702810360310100534, 40702810860310100539	settlement	040707644	30101810100000000644
'skoe branch № of the North-asian bank of the gs Bank of Russia	Kirovskoe OSB № 5231 of the North-Caucasian bank of the RF SB	190a, Mira Str., Novopavlovsk, 357830	7707083893	40702810260110100520, 40702810560110100521	settlement	040707644	30101810100000000644
koe branch № 3951 : Povolzhski bank of Savings Bank of ia	Kletskoe OSB № 3951 of the Povolzhski bank of the RF SB	25, Pokalchuka Str., st. Kletskaya, Volgograd Region, 403530	7707083893	40702810111240100126	settlement	041806647	30101810100000000647
tantinovsk branch 826 of the South-ern bank of the gs Bank of Russia	Konstantinovsk OSB № 1826 of the South-Western bank of the RF SB	27, Lenin Str., Konstantinovsk, Rostov-on-Don, 347250	7707083893	40702810752290109205	settlement	046015602	30101810600000000602
nosk branch № of the South-ern bank of the gs Bank of Russia	Korenosk OSB № 1814 of the South-Western bank of the RF SB	108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180	7707083893	40702810730140100208, 40702810630140100104	settlement	046015602	30101810600000000602

ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ovskiy branch № 1 of the Povolzhski k of the Savings Bank Russia	Kotovskiy OSB № 4051 of the Povolzhski bank of the RF SB	5, Pobedy Str., Kotovo, Volgograd Region, 403805	7707083893	40702810711090000643, 40702810011090000644	settlement	041806647	30101810100000000647
chubeevskoe branch 7799 of the North-caucasian bank of the ings Bank of Russia	Kochubeevskoe OSB № 7799 of the North-Caucasian bank of the RF SB	105a, Sovetskaya Str., Kochubeevskoe, Stavropol Krai, 357100	7707083893	40702810160290100427	settlement	040707644	30101810100000000644
snoarmeiskoe branch 7247 of the olzhski bank of the ings Bank of Russia	Krasnoarmeiskoe OSB № 7247 of the Povolzhski bank of the RF SB	50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026	7707083893	40702810011130100226, 40702810311130100227, 40702810611130100228	settlement	041806647	30101810100000000647
asnogvardeiskoe nch № 1857 of the rth-Caucasian bank of Savings Bank of ssia	Krasnogvardeiskoe OSB № 1857 of the North-Caucasian bank of the RF SB	55a, Lenin Str., Krasnogvardeiskoe, 356030	7707083893	40702810260170100230	settlement	040707644	30101810100000000644
asnodar Joint-stock nmercial Bank ugbank"(Open joint-ck company)	OJSC AKB "Yugbank"	52, Krasnaya Str., Krasnodar, 350016	2310042974	40702810200000002111, 40702840400000102111	settlement	040349713	30101181040000000713

gistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
dar branch № of the South-n bank of the s Bank of Russia	Krasnodar OSB № 8619 of the South-Western bank of the RF SB	65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000	7707083893	40702810930000100148, 40702810330010120048, 40702810330010405048, 40702810530010120152, 40702810530010120521, 40702810130010120141, 40702810230020102091, 40702810430020102150, 40702810430020102244, 40702810930020102317, 40702810630000100147, 40702810030000100145, 40702810330000100146, 40702810430000100143, 40702810730000100144, 40702810230000100123, 40702810530000100124, 40702810830000100125, 40702810130000100126, 40702810430000100127, 40702810730000100128, 40702810030000100129, 40702810130000100142	settlement	040349602	30101810100000000602
dar branch № 35 of the South-n bank of the s Bank of Russia	Krasnodar OSB № 8619/135 of the South-Western bank of the RF SB	21, Atarbekova Str., Krasnodar, Krasnodar Krai, 350062	7707083893	40402810030110100446, 40402810630110101269	settlement	046015602	30101810600000000602
yarskoe branch № 26 of the hski bank of the s Bank of Russia	Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB	43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150	7707083893	40702810205120100041, 40702810505120100042, 40702810705030100110, 40702810705030100111	settlement	041203602	30101810500000000602

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
otkin branch № of the South-ern bank of the gs Bank of Russia	Kropotkin OSB № 1586 of the South-Western bank of the RF SB	144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380	7707083893	40702810130420100609, 40702810130420100775	settlement	046015602	30101810600000000602
sk branch № 1850 he South-Western of the Savings Bank ssia	Krymsk OSB № 1850 of the South-Western bank of the RF SB	217, Lenin Str., Krymsk , Krasnodar Krai, 353380	7707083893	40702810830280101274, 40702810430280100764, 40702810830280100835	settlement	046015602	30101810600000000602
lzhenskiy branch 0 of Mikhailovskiy h № 4006 of the zhski bank of the gs Bank of Russia	Kumylzhenskiy branch № 100 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	8, Mira Str., Kumylzhenskaya, Volgograd Region, 403400	7707083893	40702810211050101273	settlement	041806647	30101810100000000647
aninsk branch № of the South-ern bank of the gs Bank of Russia	Kurganinsk OSB № 1584 of the South-Western bank of the RF SB	79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430	7707083893	40702810330410100228	settlement	046015602	30101810600000000602
aninsk branch № of the South-ern bank of the gs Bank of Russia	Kurganinsk OSB № 1584 of the South-Western bank of the RF SB	79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430	7707083893	40702810030410100418	settlement	046015602	30101810600000000602
koe branch № 5238 e North-Caucasian of the Savings Bank ssia	Kurskoe OSB № 5238 of the North-Caucasian bank of the RF SB	20, Oktyabrskiy per., Kurskaya, 357850	7707083893	40702810160130100260, 40702810460130100261	settlement	040707644	30101810100000000644
isk branch № 1851 he South-Western of the Savings Bank ssia	Labinsk OSB № 1851 of the South-Western bank of the RF SB	86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500	7707083893	40702810330290102323	settlement	046015602	30101810600000000602
isk branch № 1851 he South-Western of the Savings Bank ssia	Labinsk OSB № 1851 of the South-Western bank of the RF SB	86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500	7707083893	40702810430290100937	settlement	046015602	30101810600000000602

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
revskoe branch № of the South-ern bank of the ngs Bank of Russia	Lazarevskoe OSB № 1849 of the South-Western bank of the RF SB	87-a, Pavlova Str., Sochi, Krasnodar Krai, 354201	7707083893	40702810030270100263, 40702810530270100268	settlement	046015602	30101810600000000602
kumskoe branch № of the South-ern bank of the ngs Bank of Russia	Levokumskoe OSB № 5239 of the South-Western bank of the RF SB	30, Gagarin Str., Levokumskoe, 357960	7707083893	40702810760140100346	settlement	040707644	30101810100000000644
ngradskaya branch 5174 of the South-ern bank of the ngs Bank of Russia	Leningradskaya OSB № 5174 of the South-Western bank of the RF SB	94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740	7707083893	40702810130390101356	settlement	046015602	30101810600000000602
ngradskaya branch 5174 of the South-tern bank of the ngs Bank of Russia	Leningradskaya OSB № 5174 of the South-Western bank of the RF SB	94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740	7707083893	40702810430390100345	settlement	046015602	30101810600000000602
anskoe branch № of the Povolzhski of the Savings Bank ussia	Limanskoe OSB № 8575 of the Povolzhski bank of the RF SB	1, Elektricheskaya Str., Liman, Astrakhan Region, 416410	7707083893	40702810305080000152	settlement	041203602	30101810500000000602
veevo-Kurganskoe ch № 1820 of the h-Western bank of Savings Bank of ia	Matveevo-Kurganskoe OSB № 1820 of the South-Western bank of the RF SB	9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970	7707083893	40702810452080100303, 40702810752080100760	settlement	046015602	30101810600000000602
erovo branch № 275 the South-Western of the Savings Bank ussia	Millerovo OSB № 275 of the South-Western bank of the RF SB	5A, Gazetny per., Millerovo, Rostov Region, 346132	7707083893	40702810752350100416, 40702810052350100417, 40702810352350100418, 40702810752350100432	settlement	046015602	30101810600000000602

ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ıeralovodski litional office № 0127 of Pyatigorsk nch № 30 of the rth-Caucasian bank of Savings Bank of ssia	Mineralovodski additional office № 30/0127 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	57a, Tbiliskaya Str., Mineralnie Vodi 357212	7707083893	40702810160050101022, 40702810060050101025	settlement	040707644	30101810100000000644
khailovka branch №)6 of the Povolzhski ık of the Savings Bank Russia	Mikhailovka OSB № 4006 of the Povolzhski bank of the RF SB	1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348	7707083893	40702810411050100582, 40702810711050100583, 40702810011050100584	settlement	041806647	30101810100000000647
ɔzdok branch № 32/11 of Severo-etin branch № 8632 of North-Caucasian ık of the Savings Bank Russia	Mozdok branch № 8632/11 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	61, Kirov Str., Mozdok, 362700	7707083893	40702810060340101311, 40702810360340101312	settlement	040707644	30101810100000000644
ɔrozovsk branch № 35 of the South-estern bank of the vings Bank of Russia	Morozovsk OSB № 1835 of the South-Western bank of the RF SB	27, Podtelkova Str., Morozovsk, Rostov Region, 347210	7707083893	40702810252190100121, 40702810552190100122, 40702810552190100520	settlement	046015602	30101810600000000602
lchik branch of the ık "ROST" (Open nt Stock Company)	Nalchik branch of the bank "ROST" (OJSC)	175a, Tolstogo Str., Nalchik, Kabardino-Balkarian Republic, 360000	7702131303	40702810800020000238	settlement	048327728	30101810600000000728
vinnomyssk branch № 33 of the North-ucasian bank of the vings Bank of Russia	Nevinnomyssk OSB № 1583 of the North-Caucasian bank of the RF SB	55, Gagarin Str., Nevinnomyssk, 357030	7707083893	40702810860250101591, 40702810160250101592, 40702810560250108593	settlement	040707644	30101810100000000644
ftekumsk branch №)8 of the North-ucasian bank of the vings Bank of Russia	Neftekumsk OSB № 7908 of the North-Caucasian bank of the RF SB	5, Neftyannikov Pr., Neftekumsk, 357980	7707083893	40702810260040100412	settlement	040707644	30101810100000000644

ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
colaevskoe branch № 35 of the Povolzhski ık of the Savings Bank Russia	Nikolaevskoe OSB № 3985 of the Povolzhski bank of the RF SB	11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033	7707083893	40702810411270100197, 40702810711270100198	settlement	041806647	30101810100000000647
voaleksandrovskoe ınch № 1587 of the rth-Caucasian bank of Savings Bank of ssia	Novoaleksandrovskoe OSB № 1587 of the North-Caucasian bank of the RF SB	1, Shevchenko per., Novoaleksandrovsk, 356010	7707083893	40702810360260100325	settlement	040707644	30101810100000000644
voanninskiy branch 4008 of the volzhski bank of the vings Bank of Russia	Novoanninskiy OSB № 4008 of the Povolzhski bank of the RF SB	2, Karl Libknekht per., Novoannenskiy, Volgograd Region, 403950	7707083893	40702810511060100016, 40702810011060200335, 40702810411060100336	settlement	041806647	30101810100000000647
vokubansk branch № 13 of the South-estern bank of the vings Bank of Russia	Novokubansk OSB № 5213 of the South-Western bank of the RF SB	95, Pervomaiskaya Str., Novokubansk, Krasnodar Krai, 352240	7707083893	40702810730080100423	settlement	046015602	30101810600000000602
vorossiysk branch № of South-Western nk of the Savings Bank Russia	Novorossiysk OSB № 68 of South-Western bank of the RF SB	6, Isaeva Str., Novorossiysk, Krasnodar Territory, 353905	7707083893	40702810352460101653, 40702810552460101068, 40702810552460101369	settlement	046015602	30101810600000000602
vocherkassk branch 1799 of South-estern bank of the vings Bank of Russia	Novocherkassk OSB № 1799 of South-Western bank of the RF SB	596, Platovski Prospect, Novocherkassk, Rostov region, 346430	7707083893	40702810252450100845, 40702810152450100945	settlement	046015602	30101810600000000602
SC "Vneshtorgbank", ınch in Rostov-on-Don	OJSC "Vneshtorgbank", branch in Rostov-on-Don	119/80, Suvorov Str., Rostov-on-Don, 344022	7702070139	40702810930000001233	settlement	046015999	30101810300000000999
tyabrskiy branch № 32/12 of Severo-etian branch № 8632 the North-Caucasian nk of the Savings Bank Russia	Oktyabrskiy branch № 8632/12 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	52, Yelkhieva Str., Oktyabrskoe, 363130	7707083893	40702810160340101321, 40702810560340101345	settlement	040707644	30101810100000000644

gistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
rskoe branch № f the Povolzhski the Savings Bank ia	Oktyabrskoe OSB № 4047 of the Povolzhski bank of the RF SB	36, Lenin Str., p.g.t. Oktyabrskiy, Volgograd Region, 404321	7707083893	40702810111220100146, 40702810411220100147, 40702810411220104127	settlement	041806647	30101810100000000647
rskoe branch № of the South- n bank of the s Bank of Russia	Oktyabrskoe OSB № 5410 of the South-Western bank of the RF SB	57, Krupskaya Str., r.p. Kamenolomni, Rostov Region, 346480	7707083893	40702810052060142697, 40702810452060100585, 40702810852060200124	settlement	046015602	30101810600000000602
kiy branch № of the South- n bank of the s Bank of Russia	Orlovskiy OSB № 5184 of the South-Western bank of the RF SB	52, Gorkiy Str., Orlovskiy, Rostov region, 347510	7707083893	40702810252370100213	settlement	046015602	30101810600000000602
kiy branch № of the South- n bank of the s Bank of Russia	Orlovskiy OSB № 5184 of the South-Western bank of the RF SB	52, Gorkiy Str., Orlovskiy, Rostov region, 347510	7707083893	40702810152370150156	settlement	046015602	30101810600000000602
Joint Stock ny "Kavkazskiy Razvitiya I struktsii"	OJSC "KBRR"	43, Inessi Armand Str., Nalchik, Kabardino-Balkarian Republic 360000	0711007370	40702810100000000908, 40702810600000020572, 40702810700000000430, 40702810700000000612, 40702810700000000913, 40702840900000001012	settlement	048327707	30102810500000000707
Joint Stock ny azpromstroybank"	OJSC "KPSB"	84, Pushkin Str., Cherkessk, 369000	0900000042	40702810000000001224	settlement	049133825	30101810300000000825
joint-stock ny nvestbank"	OJSC "Krayinvestbank"	57, Komsomolskaya Str., Krasnodar, 350063	2309074812	40702810600009000463	settlement	040349516	30101810500000000516
joint-stock ny "Rosbank"	OJSC "Rosbank"	118, Krasnaya Str., Krasnodar, 350000	7730060164	40702810110020010593	settlement	040349796	30101810100000000796
Joint Stock ny Joint Stock ercial bank oprombank"	OJSC AKB "Volgoprombank"	24a, Mira Str., Volgograd, 400131	3444037858	40702810000000001447	settlement	041806794	30101810600000000794

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ı Joint Stock pany Commercial "Center-invest"	OJSC KB "Center-invest"	62, Sokolov Prospect, Rostov-on-Don, 344010	6163011391	40702810000000003868, 40702810100000003823, 40702810200000003804, 40702810300000003801, 40702810600000003802, 40702810800000003822, 40702810900000003803, 40702840100002003891, 40702840500000003891, 40702840800001003891	settlement	046015762	30101810100000000762
ɔvskaya branch № of the South-tern bank of the ngs Bank of Russia	Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB	245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040	7707083893	40702810630130100075	settlement	046015602	30101810600000000602
ovskaya branch № of the South-tern bank of the ngs Bank of Russia	Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB	245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040	7707083893	40702810430130100466	settlement	046015602	30101810600000000602
ovskoe branch № of the North-casian bank of the ngs Bank of Russia	Petrovskoe OSB № 1859 of the North-Caucasian bank of the RF SB	10, Pushkin Str., Svetlograd, 356500	7707083893	40702810960190100374, 40702810260190100375, 40702810560190100376	settlement	040707644	30101810100000000644
gornoe branch № of the South-tern bank of the ngs Bank of Russia	Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690	7707083893	40702810130300101281, 40702810930300101818	settlement	046015602	30101810600000000602
gornoe branch № of the South-tern bank of the ngs Bank of Russia	Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690	7707083893	40702810030300100324	settlement	046015602	30101810600000000602
ıorsko-Akhtarsk ch № 1866 of the h-Western bank of Savings Bank of ia	Primorsko-Akhtarsk OSB № 1866 of the South-Western bank of the RF SB	30, Pervomaiskaya Str., Primorsko-Akhtarsk, Krasnodar Krai, 353860	7707083893	40703810830350100308	settlement	046015602	30101810600000000602

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
gorsk branch № 30 ıe North-Caucasian of the Savings Bank ıssia	Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	59, Kirov Str., Pyatigorsk, 357500	7707083893	40702810260090101267, 40702810560090101268	settlement	040707644	30101810100000000644
·ing and accounting r Kapustin Yar of .khan region of the ıgs Bank of Russia	RKC Kapustin Yar of Astrakhan region	4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region 416510	7707083893	40603810000000000051, 40603810300000000052	settlement	041203602	30101810500000000602
onovo-Nesvetaiskoe :h № 5190 of the ı-Western bank of Savings Bank of ia	R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB	34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918	7707083893	40702810552410192519, 40702810652410162517, 40702810752410143520, 40702810952410135024, 40702810952410162518	settlement	046015602	30101810600000000602
: branch № 625 of South-Western bank ıe Savings Bank of ia	Salsk OSB № 625 of the South-Western bank of the RF SB	46, Lenin Str., Salsk, Rostov Region, 347630	7707083893	40702810252110100318, 40702810552110100319	settlement	046015602	30101810600000000602
ro-Osetian branch 3632 of the North-:asian bank of the ıgs Bank of Russia	Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003	7707083893	40702810860330100810, 40702810860330100811	settlement	040707644	30101810100000000644
rskaya branch № : of the South-:ern bank of the ıgs Bank of Russia	Severskaya OSB № 1868 of the South-Western bank of the RF SB	35, Narodnaya Str., Severskaya , Krasnodar Krai, 353240	7707083893	40702810430170100565	settlement	046015602	30101810600000000602
fimovicheskiy :h № 57 of the ıailovskiy branch № ; of the Povolzhski of the Savings Bank ıssia	Serafimovicheskiy branch № 57 of the Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	12, Mirotvortseva Str., Serafimovich, Volgograd Region, 403441	7707083893	40702810511050100589	settlement	041806647	30101810100000000647

ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
·yansk branch № 8 of South-Western k of the Savings Bank Russia	Slavyansk OSB № 1818 of South-Western bank of the RF SB	68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Territory, 353560	7707083893	40702810130180101142, 40702810830180100495	settlement	046015602	30101810600000000602
·etskoe branch № ·2 of the North-ıcasian bank of the ·ings Bank of Russia	Sovetskoe OSB № 1872 of the North-Caucasian bank of the RF SB	3, Lenin Sq., Zelenokumsk, 357910	7707083893	40702810960230100386, 40702810260230100387	settlement	040707644	30101810100000000644
;anrog branch № 1548 the South-Western k of the Savings Bank Russia	Taganrog OSB № 1548 of the South-Western bank of the RF SB	74, Petrovskaya Str., Taganrog, Rostov Region, 347900	7707083893	40702810352230101359, 40702810752230120192	settlement	046015602	30101810600000000602
;anrog branch № 1548 the South-Western ık of the Savings Bank Russia	Taganrog OSB № 1548 of the South-Western bank of the RF SB	74, Petrovskaya Str., Taganrog, Rostov Region, 347900	7707083893	40702810052230101358	settlement	046015602	30101810600000000602
nryuk branch № 1803 the South-Western ık of the Savings Bank Russia	Temryuk OSB № 1803 of the South-Western bank of the RF SB	58, Tamanskaya Str., Temryuk, Krasnodar Krai, 353500	7707083893	40702810130030100772	settlement	046015602	30101810600000000602
ritorial bank in vropol of Severo-etin branch № 8632 of North-Caucasian ık of the Savings Bank Russia	Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	361, Lenin Str., Stavropol, 355035	7707083893	40702810060000102045, 40702810160340101318, 40702810260340101357, 40702810360000102046, 40702810360340101354, 40702810360340200006, 40702810460340101319, 40702810560340101329, 40702810560340101361, 40702810660000102047, 40702810660340101326, 40702810760340101336	settlement	040707644	30101810100000000644

ıll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
nashevsk branch № 16 of the South-ɜstern bank of the vings Bank of Russia	Timashevsk OSB № 8616 of the South-Western bank of the RF SB	154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700	7707083893	40702810430160100203, 40702810830160100340, 40702840130160300027, 40702840230160200027, 40702840330160100027	settlement	046015602	30101810600000000602
khoretsk branch № 02 of the South-ɜstern bank of the vings Bank of Russia	Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB	22a, Oktyabrskaya Str., Tikhoretsk , Krasnodar Krai, 352120	7707083893	40702810130120102091, 40702810230120100919, 40702810530120103140, 40702810930120100989	settlement	046015602	30101810600000000602
ısovskoe branch № 14 of the Povolzhski ık of the Savings Bank Russia	Trusovskoe OSB № 6114 of the Povolzhski bank of the RF SB	48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015	3015011755	40702810005040107036, 40702810305040107037	settlement	041203602	30101810500000000602
arse branch № 1805 of South-Western bank the Savings Bank of ssia	Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia	36, K.Marx Str., Tuapse, Krasnodar Krai, 352800	7707083893	40702810030050100043, 40702810130050100707	settlement	046015602	30101810600000000602
iiversal branch № 5/079 of Millerovo anch № 275 of the uth-Western bank of Savings Bank of ssia	UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB	75, Lenin Str., Kashary, Rostov Region, 346000	7707083893	40702810652350120088	settlement	046015602	30101810600000000602
iiversal branch № 5/079 of Millerovo anch № 275 of the uth-Western bank of Savings Bank of ssia	UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB	16, Petrovskogo Str., Chertkovo, Rostov Region, 346000	7707083893	40702810652350230224	settlement	046015602	30101810600000000602
iiversal branch № 54/026 of the South-estern bank of the vings Bank of Russia	UFSB № 5154/026 of the South-Western bank of the RF SB	61, Leningradskaya Str., Azov, Rostov Region, 346740	7707083893	40702810652280101928	settlement	046015602	30101810600000000602

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
:rsal office of .odar branch № 0134 of the South-:rn bank of the gs Bank of Russia	Universal office of Krasnodar OSB № 8619/0134 of the South-Western bank of the RF SB	114, Sadovaya Str., Krasnodar , 350033	7707083893	40702810430090100234, 40702810030090101248, 40702810030090400004	settlement	046015602	30101810600000000602
:rsal branch of branch № 625/055 he South-Western of the Savings Bank ssia	UF of Salsk OSB № 625/055 of the South-Western bank of the RF SB	115, Kooperativnaya Str., Peschanokopskoe, Rostov Region, 347570	7707083893	40702810752110155203	settlement	046015602	30101810600000000602
pinsk branch № of the Povolzhski of the Savings Bank ıssia	Uryupinsk branch № 4012 of the Povolzhski bank of the RF SB	1a, L.Chaikina Str., Uryupinsk, Volgograd Region, 403113	7707083893	40702810011100100586, 40702810311100100587	settlement	041806647	30101810100000000647
.abinsk branch № of the South-ern bank of the ıgs Bank of Russia	Ust-Labinsk OSB № 1815 of the South-Western bank of the RF SB	287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330	7707083893	40702810030150105207, 40702810230150100400	settlement	046015602	30101810600000000602
ch "Volgogradskiy" ıe open joint-stock ɔany "Alfa-bank"	Branch "Volgogradskiy" of OJSC "Alfa-bank"	7, Sovetskaya Str., Volgograd, 400066	7728168971	40702810800090000876, 40702840200093000155, 40702840300090000155, 40702840500094000155	settlement	041806857	30101810000000000857
ch "Krasnodarskiy" ıe open joint-stock ɔany "Alfa-bank"	Branch "Krasnodarskiy" of OJSC "Alfa-bank"	124, Krasnaya Str., Krasnodar, 350000	7728168971	40702810600160000618	settlement	040349570	30101810300000000570
ch "Krasnodarskiy" Open Joint Stock pany nyshlenno-elny bank"	Branch "Krasnodarskiy" of OJSC "PSB"	44, Oktyabrskaya Str., Krasnodar , 350000	7831000010	40702810096000001099	settlement	040349712	30101810100000000712

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
:h № 1812/050 of onovsk branch № of the North-asian bank of the gs Bank of Russia	Branch № 1812/050 of Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SV	35a, Shkolnaya Str., Novoselitskoe, 356350	7707083893	40702810860070100769	settlement	040707644	30101810100000000644
:h № 1812/48 of onovsk branch № of the North-asian bank of the gs Bank of Russia	Branch № 1812/48 of Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SV	60, Leninskaya str., Budyonovsk, 356809	7707083893	40702810560070100768	settlement	040707644	30101810100000000644
:h № 2 of Open Stock Company nercial Bank ter-invest"	Branch № 2 of OJSC KB "Center-invest"	84, Gorkiy Str., Bataisk, 346730	6163011391	40702810900000000207, 40702810200000000208	settlement	046015762	30101810100000000762
:h № 3 of Open Stock Company nercial Bank ter-invest"	Branch № 3 of OJSC KB "Center-invest"	44, Yermak Sp., Novocherkassk, 346429	6163011391	40702810100000000537, 40702810400000000538	settlement	046015762	30101810100000000762
ch № 30/0108 of gorsk branch № 30 ne North-Caucasian of the Savings Bank issia	Branch № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	73a, Lenin Str., Zheleznovodsk, 357400	7707083893	40702810860080100513	settlement	040707644	30101810100000000644
ch № 30/0117 of gorsk branch № 30 ne North-Caucasian of the Savings Bank issia	Branch № 30/0117 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	51, Kuibyshev Str., Kislovodsk, 357741	7707083893	40702810560280101120, 40702810860280101121	settlement	040707644	30101810100000000644
ch № 30/0139 of gorsk branch № 30 ne North-Caucasian of the Savings Bank issia	Branch № 30/0139 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	100, Gagarin Str., Yessentukskaya, 357350	7707083893	40702810660020100456	settlement	040707644	30101810100000000644

.ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ınch № 30/094 of ıtigorsk branch № 30 the North-Caucasian ık of the Savings Bank Russia	Branch № 30/094 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	59, Kirov Str., Pyatigorsk, 357500	7707083893	40702810860090101272	settlement	040707644	30101810100000000644
ınch № 30/098 of ıtigorsk branch № 30 the North-Caucasian ık of the Savings Bank Russia	Branch № 30/098 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	24a, Kislovodskaya Str., Yessentuki, 357600	7707083893	40702810560030100892, 40702810860030100893	settlement	040707644	30101810100000000644
anch № 30/114 of atigorsk branch № 30 the North-Caucasian nk of the Savings Bank Russia	Branch № 30/114 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	1, Lermontov Str., Lermontov, 357340	7707083893	40702810460080101213	settlement	040707644	30101810100000000644
anch № 5 of Open int Stock Company ommercial Bank enter-invest"	Branch № 5 of OJSC KB "Center-invest"	95, Grecheskaya Str., Taganrog, 347900	6163011391	40702810500000000484, 40702810800000000485	settlement	046015762	30101810100000000762
gaevskiy branch № 55/44 of the South-estern bank of the vings Bank of Russia	Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB	118, Atamanskiy Pr., Semikarakorsk, 346630	7707083893	40702810252290209142	settlement	046015602	30101810600000000602
gaevskiy branch № 55/44 of the South-estern bank of the vings Bank of Russia	Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB	6, Podstroikina Str., Bagaevskaya, 346610	7707083893	40702810352290201121	settlement	046015602	30101810600000000602
pakovskiy branch № 30/52 of the North-ucasian bank of the vings Bank of Russia	Shpakovskiy OSB № 5230/52 of the North-Caucasian bank of the RF SB	4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250	7707083893	40702810960100100665, 40702810260100100666	settlement	040707644	30101810100000000644

ll registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
nch № 7 of Open ıt Stock Company nmercial Bank :nter-invest"	Branch № 7 of OJSC KB "Center-invest"	118, Atamanskiy Pr., Semikarakorsk, 346630	6163011391	40702810300000000137, 40702810600000000138	settlement	046015762	30101810100000000762
nch № 8579/06 of mykia branch № '9 of the North-ıcasian bank of the 'ings Bank of Russia	Branch № 8579/06 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	10, Sadovaya Str., Gorodovikovsk, 358007	7707083893	40702810160300101442, 40702810160300102001	settlement	040707644	30101810100000000644
ınch № 8579/07 of mykia branch № '9 of the North-ıcasian bank of the vings Bank of Russia	Branch № 8579/07 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	2, Oktyabrskaya Str., Iki-Burul, 359130	7707083893	40702810260300100945, 40702810460300101443	settlement	040707644	30101810100000000644
ınch № 8579/08 of lmykia branch № 79 of the North-ıcasian bank of the vings Bank of Russia	Branch № 8579/08 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	105, Lenin Str., Ketchenery, 359120	7707083893	40702810960300101354, 40702810760300101444	settlement	040707644	30101810100000000644
ınch № 8579/09 of lmykia branch № 79 of the North-ıcasian bank of the vings Bank of Russia	Branch № 8579/09 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Batasheva Str., Laganj, 359220	7707083893	40702810660300103513, 40702810060300101445	settlement	040707644	30101810100000000644
ınch № 8579/10 of lmykia branch № 79 of the North-ıcasian bank of the vings Bank of Russia	Branch № 8579/10 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	13, Sovetskaya Str., Malie Derbety, 358001	7707083893	40702810560300101356, 40702810360300101446	settlement	040707644	30101810100000000644
ınch № 8579/11 of lmykia branch № 79 of the North-ıcasian bank of the vings Bank of Russia	Branch № 8579/11 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	23, Shkolnaya Str., Bolshoi Tsaryn, 359123	7707083893	40702810660300101447, 40702810460300104521	settlement	040707644	30101810100000000644

l registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
nch № 8579/12 of nykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/12 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	77, Pionerskaya Str., Priyutnoe, 359030	7707083893	40702810160300101358, 40702810960300101448	settlement	040707644	30101810100000000644
nch № 8579/13 of nykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/13 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	63, Lenin Str., Sadovoe, 359400	7707083893	40702810260300101449, 40702810060300100763	settlement	040707644	30101810100000000644
nch № 8579/14 of nykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/14 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Budyonnogo Str., Troitskoe, 359100	7707083893	40702810860300101357, 40702810660300101450	settlement	040707644	30101810100000000644
nch № 8579/15 of mykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/15 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	38, Alleya Pamyati Str., Komsomolskiy, 359240	7707083893	40702810960300101451, 40702810860300106501	settlement	040707644	30101810100000000644
nch № 8579/16 of mykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/16 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	69, Oktyabrskaya Str., Tsagan-Aman, 359300	7707083893	40702810260300101355, 40702810260300101452	settlement	040707644	30101810100000000644
nch № 8579/17 of mykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/17 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	89, Petrovskogo Str., Yashalta, 359010	7707083893	40702810460300101359, 40702810560300101453, 40702840460300300049, 40702840560300200049, 40702840660300100049	settlement	040707644	30101810100000000644
nch № 8579/18 of mykia branch № 9 of the North-casian bank of the ings Bank of Russia	Branch № 8579/18 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Shkolnaya Str., Yashkul, 359150	7707083893	40702810660300108013, 40702810860300101454	settlement	040707644	30101810100000000644

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
y branch № /065 of the South-ern bank of the ngs Bank of Russia	Aksay OSB № 1799/065 of the South-Western bank of the RF SB	1D, Dzerzhinskogo Str., Aksay, 346720	7707083893	40702810552450190296	settlement	046015602	30101810600000000602
avir branch № /053 of the South-tern bank of the ngs Bank of Russia	Armavir OSB № 1827/053 of the South-Western bank of the RF SB	74, Kalinin Str., Uspenskoe	7707083893	40702810930240101114	settlement	046015602	30101810600000000602
avir branch № /070 of the South-tern bank of the ngs Bank of Russia	Armavir OSB № 1827/070 of the South-Western bank of the RF SB	57, Komarov Str., Otradnoe, Krasnodar krai 352344	7707083893	40702810430240103201	settlement	046015602	30101810600000000602
sion of Yelanski ch № 3990/36 of the lzhski bank of the ngs Bank of Russia	Division of Yelanski OSB № 3990/36 of the Povolzhski bank of the RF SB	58, Oktyabrskaya Str., r.p. Rudnya, Volgograd Region, 403601	7707083893	40702810011300100467	settlement	041806647	30101810100000000647
ardino-Balkarian ch № 8631/10 of the h-Caucasian bank of Savings Bank of sia	KB OSB № 8631/10 of the North-Caucasian bank of the RF SB	76, Lenin str., Nartkala, 361300	7707083893	40702810260330170204, 40702810160330170207	settlement	040707644	30101810100000000644
ardino-Balkarian ch № 8631/11 of the h-Caucasian bank of Savings Bank of sia	KB OSB № 8631/11 of the North-Caucasian bank of the RF SB	33, Baksanskoe shosse, Chegem-1, 361400	7707083893	40702810760330185184	settlement	040707644	30101810100000000644
achaevo-Cherkessian ch № 8585/04 of the h-Caucasian bank of Savings Bank	Karachaevo-Cherkessian OSB № 8585/04 of the North-Caucasian bank of the RF SB	10, Kosta Khetagurova Str., Karachaevsk, 357190	7707083893	40702810660310101233, 40702810260310101235	settlement	040707644	30101810100000000644
achaevo-Cherkessian ch № 8585/05 of the h-Caucasian bank of Savings Bank	Karachaevo-Cherkessian OSB № 8585/05 of the North-Caucasian bank of the RF SB	55, Lenin Str., Zelenchukskaya, 357140	7707083893	40702810260310102043, 40702810560310102044	settlement	040707644	30101810100000000644

egistered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
naevo-Cherkessian ı № 8585/06 of the -Caucasian bank of vings Bank	Karachaevo-Cherkessian OSB № 8585/06 of the North-Caucasian bank of the RF SB	34, Morozov Str., Ust-Dzheguta, 357200	7707083893	40702810260310103068, 40702810560310103069	settlement	040707644	30101810100000000644
naevo-Cherkessian ı № 8585/07 of the -Caucasian bank of vings Bank	Karachaevo-Cherkessian OSB № 8585/07 of the North-Caucasian bank of the RF SB	60, Umara Khabekova Str., Khabez, 357120	7707083893	40702810460310105060, 40702810360310105063	settlement	040707644	30101810100000000644
haevo-Cherkessian ı № 8585/08 of the -Caucasian bank of vings Bank	Karachaevo-Cherkessian OSB № 8585/08 of the North-Caucasian bank of the RF SB	13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380	7707083893	40702810260310106120, 40702810560310106121	settlement	040707644	30101810100000000644
haevo-Cherkessian ı № 8585/09 of the -Caucasian bank of vings Bank	Karachaevo-Cherkessian OSB № 8585/09 of the North-Caucasian bank of the RF SB	112, Krasnaya Str., Pregradnaya, Urupskiy region, Karachaevo-Cherkessian Republic, 369260	7707083893	40702810660310107037, 40702810160310107038	settlement	040707644	30101810100000000644
haevo-Cherkessian ı № 8585/11 of the -Caucasian bank of vings Bank	Karachaevo-Cherkessian OSB № 8585/11 of the North-Caucasian bank of the RF SB	47, Pervomaiskaya Str., Adyge-Khabl, 357050	7707083893	40702810460310104029, 40702810860310104030	settlement	040707644	30101810100000000644
h of Kotovskiy ı № 4051/042 of ovolzhski bank of Savings Bank of a	Branch of Kotovskiy OSB № 4051/042 of the Povolzhski bank of the RF SB	39, Lomonosov Str., Zhirnovskiy, Volgograd Region, 403792	7707083893	40702810911090000646	settlement	041806647	30101810100000000647
h of Kropotkin ı № 1586/034 of outh-Western bank e Savings Bank of a	Branch of Kropotkin OSB № 1586/034 of the South-Western bank of the RF SB	123, Gorkiy Str., Kavkazskaya, 352140	7707083893	40702810730420100067	settlement	046015602	30101810600000000602

l registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
ov branch № 1/0374 of the South-tern bank of the ngs Bank of Russia	Rostov OSB № 5221/0374 of the South-Western bank of the RF SB	87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010	7707083893	40702810552090106747	settlement	046015602	30101810600000000602
ovskoe branch №) of the Povolzhski c of the Savings Bank ussia	Frolovskoe OSB № 3950 of the Povolzhski bank of the RF SB	4, Frolovskaya Str., Frolovo, Volgograd Region, 403530	7707083893	40702810611230100322	settlement	041806647	30101810100000000647
inskoe branch № 3 of the South-stern bank of the ings Bank of Russia	Tselinskoe OSB № 5203 of the South-Western bank of the RF SB	9, Bolnichniy per., Tselina, Rostov Region, 347760	7707083893	40702810852050100153	settlement	046015602	30101810600000000602
tral branch № 1806 the South-Western c of the Savings Bank ussia	Central OSB № 1806 of the South-Western bank of the RF SB	36, Gorkiy Str., Sochi, Krasnodar Krai, 354000	7707083893	40702810230060102378, 40702810830060102053	settlement	046015602	30101810600000000602
rnyshevskoe branch 3952/081 of the olzhski bank of the ings Bank of Russia	Chernyshevskoe OSB № 3952/081 of the Povolzhski bank of the RF SB	48, Krasnogvardeyskaya str., Chernyshevskiy, Volgograd Region	7707083893	40702810611250104188, 40702810911250104189	settlement	041806647	30101810100000000647
kolskiy branch № 2/18 of Severo-tian branch № 8632 the North-Caucasian k of the Savings Bank ussia	Chikolskiy branch № 8632/18 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	Fadzaeva Str., Chikola, 363500	7707083893	40702810360340101338, 40702810460340101377	settlement	040707644	30101810100000000644
khty branch № 250 the South-Western k of the Savings Bank ussia	Shakhty OSB № 250 of the South-Western bank of the RF SB	233, Sovetskaya Str., Shakhty, Rostov region, 346500	7707083893	40702810352060143202	settlement	046015602	30101810600000000602
lokhovskoe branch 1830 of the South-stern bank of the ings Bank of Russia	Sholokhovskoe OSB № 1830 of the South-Western bank of the RF SB	85, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270	7707083893	40702810452140150277, 40702810452140100146, 40702810752140100147	settlement	046015602	30101810600000000602

registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
covskiy branch № of the North-asian bank of the gs Bank of Russia	Shpakovskiy OSB № 5230 of the North-Caucasian bank of the RF SB	374, Gagarin Str., Mikhailovsk, 356200	7707083893	40702810560100100667, 40702810860100100668	settlement	040707644	30101810100000000644
itovskiy branch № '16 of Severo-n branch № 8632 of North-Caucasian of the Savings Bank ssia	Elkhotovskiy branch № 8632/16 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	16, Zortov Str., Elkhotovo, 363600	7707083893	40702810060340101324, 40702810260340101360	settlement	040707644	30101810100000000644
ı-Western bank of Savings Bank of a in Rostov-on-Don	South-Western bank of the RF SB in Rostov-on-Don	87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010	7707083893	40702810152000103758, 40702810152000103761, 40702810252000103878, 40702810452000103759, 40702810852000103757, 40702810852000103760	settlement	046015602	30101810600000000602
torial bank in opol of Severo-n branch № 8632 of North-Caucasian of the Savings Bank ıssia	Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	361, Lenin Str., Stavropol, 355035	7707083893	40702810860340101317, 40702810960000102048, 40702810960340101356, 40702840060000100253, 40702840860000300253, 40702840960000200253, 40702978460000300253, 40702978560000200253, 40702978660000100253	settlement	040707644	30101810100000000644

1.3. Data on Issuer's Auditor (Auditors)

Full name: "**Ernst and Young Vneshaudit" Private Joint-Stock Company**

Abbreviated name ***ZAO "Ernst and Young Vneshaudit"***

Location: ***building 1, 77, sadovnicheskaya nab., Moscow, Russian Federation, 115035***

Tel: ***(095) 755-97-00***

Fax: ***(095) 755-97-01***

e-mail: ***moscow@eyi.com***

Data on Auditor's license:

No. of license for auditing: ***E003246***

Date of issue: ***17.01.2003***

Period: ***till 17.01.2008***

Authority issuing the license: ***Ministry of Finance of the Russian Federation***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: ***Financial accounts according to RAS for the years 2002-2003, consolidated financial accounts according to GAAP USA for the year 2001, consolidated financial accounts according to IAS for the year 2002.***

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) ***auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports;***
2) ***auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);***
3) ***auditing companies whose e*xecutive officers and other officials are *founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports***;
4) ***auditing companies whose e*xecutive officers and other officials are *immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);***
5) ***auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);***
6) ***auditing companies and auditors who provided services on accounting and making financial reports to natural and legal persons – in relation to such persons - until three years after provision of such services.***

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial accounts.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.
Board of Directors proposes an auditor for election. The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the legal capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should the request be signed by a proxy, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

no such work has been done in the year under report

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials):

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: ***none***

Granting of borrowed funds by the issuer to the auditor (auditor's officials):

no borrowed funds have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

No Appraiser in the reporting period.

1.5. Data on the Issuer's Consultants

Full name: **Closed joint-stock company "AVK Investment Company"**
Abbreviated name **CJSC "IK AVK"**
Place of business: **1, Uritskogo pavilyon, Pushkin, St. Petersburg, 196605, Russia**
TIN: **7820002270**
Telephone: **(812) 230-77-33**
Fax: **(812) 237-06-50**
e-mail: **postmaster@avk.ru**
Internet site: **www.avk.ru**

Licenses:

License of a professional participant of the securities market for dealership:
No of the License: 178-03343-010000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 178-03255-100000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:
Services of a financial consultant in the equity market under the Agreement №86-OF/03 of September 1, 2003 on the organization of the issue of 1 500 000 (one million five hundred thousand) series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with face value of 1000 (one thousand) rubles each and mandatory centralized custody. The Maturity date is the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement through public subscription.
Services on monitoring of information disclosure by Issuers according to the Regulations on information disclosure by Issuers of securities approved by the Decision of the Federal Commission for Securities Market of Russia №03-32/ps of July 2, 2003.

Full registered name of the financial consultant in the equity market: ***Open Joint –Stock Company "Federalnaya Fondovaya Korporatsiya"***

Abbreviated registered name: ***OJSC "FFK"***

Location: ***25, Ostozhenka, Moscow, 119034***

TIN: *7706024711*

Tel.: ***(095)*** *737-86-30,* ***(095)*** *737-86-31*

Fax: ***(095)*** *737-86-32*

Internet site used by the Financial Consultant to disclose information about the Issuer: ***www.fscorp.ru***

License of a professional participant of the securities market for brokerage:
No of the license: ***077-06174-100000***
Date of issue: ***29 August 2003***
Period: ***unlimited***
Authority issuing the license: ***Federal Commission for Securities Market of Russia***

License of a professional participant of the securities market for dealership:
No of the license: ***077-06178-100000***
Date of issue: ***29 August 2003***
Period: ***unlimited***
Authority issuing the license: ***Federal Commission for Securities Market of Russia***

Information on the services rendered by the Consultant:

Services of the Financial consultant on the securities market under the Agreement № FK 96-04 of June 04, 2004, namely:

- ***Assistance in preparation of Emissive prospectus of the Bonds ;***
- ***after appropriate check and reception of corresponding written guarantees from the Issuer of the reliability and completeness of the information contained in the Prospectus of Bonds, except for a part to be confirmed by the auditor and-or the appraiser - signing of the***

organization of the circulation and, if applicable, placement of the Bonds by organizers of trade;

- *control of observance of federal laws and other legal acts, including requirements to advertising and procedure for disclosing information, including monitoring of disclosing information during the securities' issue, as well as observance of the terms of placement stipulated by the Decision on the Bonds issue;*
- *signing the Report on the results of the bond issue after its due examination;*
- *consulting on the preparation of the Decision on the bond issue, Prospectus of bonds, Report on the results of the bond issue, other documents relating to the issue, placement, circulation of the Bonds as well as on current matters of the bond issue;*
- *consulting on the preparation of the Decisions of the authorized bodies of the Issuer necessary for the organization of the bond issue and placement (Decision on the bond placement, Approval of the related party transaction, Approval of the major transaction, Approval of the Decision on the bond issue, Approval of the Report on the results of the bond issue and others);*
- *consulting on the Russian legislation dealing with issue of corporate bonds and on the requirements of the effective legislation dealing with disclosure of information during the securities' issue.*

1.6. Data on Other Parties Who Have Signed the Quarterly Report

1Q2005 report has been signed only by the officials of the Issuer

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Key financial highlights

Index	2000	2001	2002	2003	2004	1Q2005
Net assets, RUR ths	1 897 133	2 914 654	10 419 727	12 766 438	12 756 680	12 535 231
Borrowed funds to the capital and reserves ratio, %	51.66	46.98	60.68	147.89	249.11	252.91
Short-term liabilities to the capital and reserves ratio, %	28.32	28.31	48.02	82.26	123.47	124.27
Debt service, RUR	0.8	0.4	0.8	0.5	0.2	0.1
Overdue debt level, %	1.67	3.26	7.14	2.75	2.12	1.75
Net assets turnover rate, times	1.15	0.89	1.01	1.06	1.31	0.34
Turnover rate of accounts payable, times	5.75	4.65	2.34	2.33	1.98	0.5
Turnover rate of accounts receivable, times	14.21	13.12	7.89	8.97	11.54	3.19
Share of income tax in profit before taxes, %	18.79	26.17	30.11	34.69	53.26	104.37

2000 indexes are shown with regard to "Kubanelectrosvyaz"PJSC, 2001 indexes – for "UTK" PJSC, 2002 – 2004 and 1Q05 – for base and merged companies ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC; "KabBalktelecom" OJSC; "Karachaevo-Cherkesskelectrosvyaz" OJSC; "Svyazinform" of the Astrakhan Region" OJSC; "Sevosetinelectrosvyaz" OJSC; "Electrosvyaz of Adygeia Republic" OJSC; "Electrosvyaz of Kalmykia Republic" OJSC; "Rostovelectrosvyaz" OJSC; "Electrosvyaz" of Stavropol Territory" OJSC).

The above indexes are calculated by the method recommended by the Provisions №03-32/ps on information disclosure by the issuers of emissive securities approved by FCSM of Russia.

During the five years under report (2000 – 2003) the Issuer's net assets value was showing stable growth. In 2004 this parameter decreased slightly by 0.08%.

During the last two years the Company made intensive borrowings to increase economic efficiency of investment projects being under realization.

Growth of borrowed funds to the capital and reserves ratio in 2003-2004 can be explained by the necessity of bank crediting of large-scale projects on digitization of telecommunications networks and development of new technologies.

In 2004 the index "debt service" from internal sources of financing decreased by 0.2 ruble over 2003.

2004 overdue debt level is down 0.63 percentage points to 2.12 %.

The index "Net assets turnover rate", showing the Company's asset management efficiency, is up 23.58% over 2003 to 1.31 times, that is a favourable factor.

In 2004 accounts receivable turnover rate (11.54 times, 32 days) is 5.83 times higher than accounts payable turnover rate (1.98 times, 184 days).

In spite of difficult financial situation and negative trend of some indexes the Issuer maintains its paying capacity.

2.2. The Issuer's Market Capitalization

Market capitalization of the Issuer for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years and on the expiry date of the last complete accounting period:

Date	Market capitalization, USD*	Rate of exchange**
31.12.1999	76 186 758 ***	27.0000
31.12.2000	110 169 736 ***	28.1600
31.12.2001	79 385 662	30.1400
31.12.2002	268 721 558	31.7844
31.12.2003	366 269 116	29.4545
30.09.2004	288 779 397	29.2171
31.12.2004	279 433 761	27.7487
31.03.2005	361 660 791	27.8256

**** - according to RTS stock exchange;***
***** - the rate of exchange of the Central Bank of the Russian Federation .***
****** - market capitalization is calculated on the basis of common shares because less than 10 transactions with preference shares have been concluded through the organizer of trade on the securities market within the last 3 months.***

Market capitalization is calculated by the method for determining the Issuer's market capitalization recommended by the Provisions №03-32/ps on information disclosure by the issuers of emissive securities approved by FCSM of Russia.

The Issuer's market capitalization is calculated as a product of the number of shares of the corresponding category (type) and the weighted average price of one share of this category (type). The weighted average price of one share is calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange in the month preceding the expiry date of the last reporting quarter, or in the last month of each complete financial year for which the Issuer's market capitalization is specified. If less than 10 transactions are concluded during the specified month, the average weighted price of one share shall be calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange during the specified month and two preceding ones. If less than 10 transactions are concluded during the abovementioned three months, the average weighted price of one share shall not be calculated.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

Indicator	2000	2001	2002	2003	2004	1Q2005
Accounts payable – total, RUR	904 915	1 163 653	6 011 534	18 203 587	30 513 194	30 228 804
Overdue accounts payable, RUR	15 927	42 535	443 986	507 663	655 849	538 813

Kind of overdue debts:

The outstanding debt to Vneshtorgbank under the agreements № 109-1-1-27 of 19.06.1996., № 56-1-1-27 of 21.03.1995., № 113-1-1-27 of 19.06.1996, № 223-1-1-27 of 10.07.1997, № 53-1-1-27 of 21.03.1995, № 207-1-1-27 of 10.07.1997, № 148-1-1-27 of 02.12.1996, № 66-1-1-27 of 21.03.1995, № 67-1-1-27 of 12.03.1995. № 225-1-1-27 of 10.07.1997. № 108-1-1-27 of 19.09.1996, № 143-1-1-27 of 02.12.1996.

Reason for non-execution of obligations: ***default of 1998***

Consequences which have already occurred or may occur in the future due to non-execution of its obligations: ***new payment schedules with the installment plan till 2007 have been signed. The Company works on repayment of the main debt and restructuring of its overdue part with writing-off of penalty interests. Vneshtorgbank has not put forward any additional requirements. The debt amount is less than the Company's monthly revenue and even claiming the whole sum will not present any problems for the Company.***

Sanctions imposed on the Issuer: ***penalty interest***

Term (proposed term) of the overdue debts' repayment: ***till 2007 inclusive***

Structure of the Issuer's payables

31.03.2005

Payables	The term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ths rubles	**1 330 911**	**703 621**	**1 784 984**	**2 844 933**	**4 275 969**	**19 288 387**
Accounts payable, total, ths rubles	**1 290 373**	**588 082**	**610 813**	**1 472 021**	**2 463 272**	**5 720 696**
including:						
to suppliers and contractors, ths roubles	353 599	393 730	376 688	957 856	667 041	4 872 298
notes payable, ths roubles	34 910	35 078	75 723	514 164	1 796 231	848 398
to affiliated persons of the issuer, ths roubles	0	0	0	0	0	0
on wages, ths roubles	184 653	0	0	0	0	0
indebtedness to budget and out-of-the-budget funds, ths roubles	551 050	0	0	0	0	0
Overdue debts, ths rubles	166 161	159 274	158 402		0	0
Credits, total, ths rubles	21 281	96 281	1 154 983	1 372 842	1 582 685	6 113 555
Loans, total, ths rubles					230 013	5 555 620
included:						
Bonded debts, ths rubles	0	0	0	0	0	6 500 000
Other liabilities, ths rubles	19 257	19 258	19 188	70		1 898 515

Overdue payables, total, ths rubles	538 813
Including to budget and out-of-the-budget funds, ths roubles	0
Overdue debts on credits, ths rubles	538 813
Overdue debts on loans, ths rubles	0

31.12.2004

Payables	The term of payment

	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ths rubles	**2 035 313**	**2 106 373**	**1 934 696**	**1 682 302**	**4 974 482**	**17 780 028**
Accounts payable, total, ths rubles	**1 368 075**	**1 142 991**	**1 690 358**	**1 430 228**	**2 569 169**	**4 283 698**
including:						
to suppliers and contractors, ths roubles	519 444	425 001	708 655	920 800	1 590 657	4 283 698
notes payable, ths roubles	139 404	569 300	834 197	465 124	978 512	0
to affiliated persons of the issuer, ths roubles	0	0	0	0	0	0
on wages, ths roubles	154 491	0	0	0	0	0
indebtedness to budget and out-of-the-budget funds, ths roubles	391 050	0	0	0	0	0
Overdue debts, ths rubles	163 687	148 690	147 507	44 304	0	0
Credits, total, ths rubles	590 525	811 281	71 281	238 842	2 175 300	6 455 876
Loans, total, ths rubles	0	0	0	0	230 013	5 858 465
including:						
Bonded debts, ths rubles	0	0	0	0	0	6 500 000
Other liabilities, ths rubles	76 713	152 102	173 057	13 232		1 181 989

Overdue payables, total, ths rubles	655 849
Including to budget and out-of-the-budget funds, ths roubles	0
Overdue debts on credits, ths rubles	655 849
Overdue debts on loans, ths rubles	0

31.12.2003

Payables	The term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ths rubles	**3 206 928**	**1 407 786**	**1 096 804**	**2 117 491**	**2 175 473**	**8 199 105**
Accounts payable, total, ths rubles	**1 305 987**	**1 307 786**	**1 096 804**	**379 491**	**542 508**	**3 426 689**
including:						
to suppliers and contractors, ths roubles	756 337	1 207 786	750 707	279 050	279 198	3 178 547
notes payable, ths roubles	0	0	0	0	0	0
to affiliated persons of the issuer, ths roubles	0	0	0	0	0	0
on wages, ths roubles	182 429	0	0	0	0	0
indebtedness to budget and out-of-the-budget funds, ths roubles	105 746	0	85 255	0	0	248 142
Overdue debts, ths rubles	261 475	100 000	260 842	100 441	263 310	0
Credits, total, ths rubles	150 000	100 000	0	1 738 000	1 632 965	4 719 044
Loans, total, ths rubles	1 750 941	0	0	0	0	53 372
including:						
Bonded debts, ths rubles	1 553 372	0	0	0	0	0
Other liabilities, ths rubles	0	0	0	0	0	0

Overdue payables, total, ths rubles	507 663
Including to budget and out-of-the-budget funds, ths roubles	0
Overdue debts on credits, ths rubles	507 663
Overdue debts on loans, ths rubles	0

31.12.2002

Payables	The term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ths rubles	3 742 979	766 406	204 824	0	0	1 297 325
Accounts payable, total, ths rubles	2 706 715	642 183	0	0	0	0

including:						
to suppliers and contractors, ths roubles	2 172 752	0	0	0	0	0
notes payable, ths roubles	72 666	0	0	0	0	0
to affiliated persons of the issuer, ths roubles	42 760	0	0	0	0	0
on wages, ths roubles	143 145	0	0	0	0	0
indebtedness to budget and out-of-the-budget funds, ths roubles	61 211	254 179	0	0	0	0
Overdue debts, ths rubles	214 181	388 004	0	0	0	0
Credits, total, ths rubles	1 036 264	0	0	0	0	238 851
Loans, total, ths rubles	0	124 223	0	0	0	60 002
including:						
Bonded debts, ths rubles	0	0	0	0	0	0
Other liabilities, ths rubles	0	0	204 824	0	0	998 472

Overdue payables, total, ths rubles	443 986
Including to budget and out-of-the-budget funds, ths roubles	0
Overdue debts on credits, ths rubles	443 986
Overdue debts on loans, ths rubles	0

31.12.2001

Payables	The term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ths rubles	128 980	113 587	402 675	0	0	518 411
Accounts payable, total, ths rubles	128 980	113 587	178 919	0	0	0
including:						
to suppliers and contractors, ths roubles	0	0	178 919	0	0	0
notes payable, ths roubles	0	0	0	0	0	0
to affiliated persons of the issuer, ths roubles	0	16 896	0	0	0	0
on wages, ths roubles	40 585	0	0	0	0	0
indebtedness to budget and out-of-the-budget funds, ths roubles	24 630	84 095	0	0	0	0
Overdue debts, ths rubles	63 765	12 596	0	0	0	0
Credits, total, ths rubles	0	0	182 497	0	0	170 000
Loans, total, ths rubles	0	0	0	0	0	15 533
including:						
Bonded debts, ths rubles	0	0	0	0	0	0
Other liabilities, ths rubles	0	0	41 259	0	0	332 878

Overdue payables, total, ths rubles	42 535
Including to budget and out-of-the-budget funds, ths roubles	0
Overdue debts on credits, ths rubles	42 535
Overdue debts on loans, ths rubles	0

31.12.2000

Payables	The term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, ths rubles	**106 603**	**68 603**	**298 264**	**0**	**0**	**431 445**
Accounts payable, total, ths rubles	**106 603**	**68 603**	**107 055**	**0**	**0**	**0**
including:						
to suppliers and contractors, ths roubles	0	0	107 055	0	0	0
notes payable, ths roubles	0	0	0	0	0	0
to affiliated persons of the issuer, ths roubles	0	0	0	0	0	0
on wages, ths roubles	34 237	0	0	0	0	0

indebtedness to budget and out-of-the-budget funds, ths roubles	18 456	55 093	0	0	0	0
Overdue debts, ths rubles	53 910	13 510	0	0	0	0
Credits, total, ths rubles	0	0	91 909	0	0	170 000
Loans, total, ths rubles	0	0	0	0	0	17 707
including:						
Bonded debts, ths rubles	0	0	0	0	0	0
Other liabilities, ths rubles	0	0	99 300	0	0	243 738

Overdue payables, total, ths rubles	15 927
Including to budget and out-of-the-budget funds, ths roubles	0
Overdue debts on credits, ths rubles	15 927
Overdue debts on loans, ths rubles	0

Creditors, the debt to which is at least 10 per cent of the total debt:

Full and abbreviated registered names: Joint-Stock Commercial Savings bank of the Russian Federation (open Joint –Stock Company)/Sberbank of Russia OAO

Accounts payable as of 31.03.2005: 3, 059, 000 ths rubles

Accounts payable overdue: none

Sberbank of Russia is not the Issuer's affiliated person.

Full and abbreviated registered names: Open Joint-Stock Company "RTC- LEASING"/OJSC "RTC-LEASING"

Accounts payable as of 31.03.2005: 5,132,340 ths rubles

Accounts payable overdue: none

Sberbank of Russia is not the Issuer's affiliated person.

Other liabilities overdue as of the expiry date of the complete period under report prior to the expiry date of the last reporting quarter that amount to five or more per cent of the book value of the Issuer's assets as of the expiry date of the complete period under report prior to the expiry date of the last reporting quarter: ***no such liabilities***.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 10 or more per cent of the value of net assets of the Company:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date		Interest rate	Maturity date	
			plan	actually		plan	actually
31.03.2005							
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1 500 000 000	19.12.2008		15%	monthly	monthly

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Description	2000	2001	2002	2003	2004	1Q2005
Issuer's liabilities of security granted to third parties, total, RUR ths:	261 909	192 497	685 000	6 703 000	12 002 231	12 435 196
Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of a pledge or surety, ths RUR:	-	-	313 590	2 173 977	3 098 102	3 446 076

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets : ***this type of security was not granted***

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including bargains on term not reflected in the balance sheet which may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets, development of existing telecommunications facilities and acquisition of new ones, modernization of telecom equipment, increase of its digitization level and development of new telecom services.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Payback of expenses based on forecast financial flows for the entire period of the bonds' circulation.

As no funds are borrowed for a specific transaction or any other specific operation, then the expenses at the cost of bond placement are estimated in the structure of general costs of the Issuer for day-to-day operation. That is why, payback of expenses made at the cost of bond placement agrees with payback of general costs of the Issuer for day-to-day operation.

During 2004 – 2009 earnings from day-to-day activities is expected to constantly exceed the running expenses (including coupon payments and retirement of bonds). Thus, indices of day-to-day activity payback calculated as ratio of the amount of earnings to total amount of running expenses will be from 101,04 to 101,46%.

Calculation of running expenses payback (forecast for 2004-2009), RUR ths

Forecast of the funds movement	2005	2006	2007	2008	2009	Total
Earnings from sale of products (incl. VAT)	23 500 204	27 961 043	33 553 252	40 263 902	48 719 321	173 997 722
Other earnings, including bonded loan	8 740 850	7 607 330	6 273 962	3 758 126	2 000 580	28 380 848
TOTAL earnings, including bonded loan	32 241 054	35 568 373	39 827 214	44 022 028	50 719 901	202 378 570
Expenses relating to output of products	19 092 419	22 223 576	25 401 547	28 881 559	32 578 399	128 177 500
Other expenses, including coupon payments and retirement of bonds	12 796 132	12 925 381	13 922 367	14 536 510	17 410 132	71 590 522
TOTAL expenses, including coupon payments and retirement of bonds	31 888 551	35 148 957	39 323 914	43 418 069	49 988 531	199 768 022
Funds to be remained at the Company's disposal	352 503	419 416	503 300	603 959	731 370	2 610 548
Ratio of funds to be remained at the Company's disposal to the amount of total earnings, %	1.09	1.18	1.26	1.37	1.44	1.29

Forecast of the funds movement	2005	2006	2007	2008	2009	Total
Payback of expenses (ratio of amount of earnings to the amount of expenses), %	101.11	101.19	101.28	101.39	101.46	101.31

The specified values are declarations about "forecasts of future results". Due to the effects of the risks and uncertainties described hereinafter the actual results could be significantly different from the forecasts stated in this part of the quarterly report.
Such risks include the possibility that the economic and financial environment of the Issuer may change affecting its development prospects. There are also risks related to possible change of political and economic situation in Russia, change of the Russian legislation, change of the current or future regulation of the Russia telecommunications sector as well as risks associated with competition and other factors.

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. There is a risk of reduction in revenues from long-distance telephony as a result of termination of the traffic of alternative operators via IP-channels by the telecom operators connected to "UTK" PJSC. Market position of fixed telephony is weakening due to growth of the cellular market. According to 2004 preliminary results share of cellular services in total revenues of regional telecom market has made 51.5%. One of the major factors of uncertainty still remains a tariff reform, character and terms of which are not clear.

Deterioration of situation in the sector and the market position of the Company can be also caused by growth of competition in the Russian cellular market among Russian and foreign telecom operators, expansion of operators of competitive standards in the cellular market. We consider this risk to be the most essential of sector risks in the long term, but the existing situation in thehigh growth telecom market allows to estimate the given risk as minimal in the short and long terms.

"UTK" PJSC acts as a telecommunications operator, the Issuer does not export any products, works or services. In this connection we describe changes only for domestic market.

As a whole, sector risks influence on activity of the Issuer is estimated as minimal because due to consolidation "UTK" PJSC has an opportunity to use common infrastructure and technique of the Southern federal district, that allows to provide customers with maximum range of telecom services, and develop inter-regional communication networks for reduction in the cost price and increase in profitability of services.

In case of unfavorable development of the situation in the region and in the national economy, the Issuer plans:

- ***To optimize structure of production costs.***
- ***To reconsider the Company's investment program;***
- ***To correct the Company's price and marketing policy,***
- ***To change the structure of provided services in order to maximize the profit.***

"UTK" PJSC acts as a telecommunications operator, the Issuer does not export any products, works or services. In this connection we describe risks connected to possible change of prices for raw materials and services used by the Issuer only for domestic market.

Though sector risks are unlikely to occur, the specified risks may result in decrease of the Issuer's revenues that will have an adverse effect on its paying capacity.

One of the important development trends of the telecommunications sector within the next few years

bringing regulated tariffs to the level of economically justified costs, minimization of cross-subsidies of telecom services. In particular, within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation and Federal Antimonopoly Service.

2.5.2. National and regional risks

Main factors of national risks are the following:

- *imperfection of the legislation regulating economic relations;*
- *inefficiency of judicial system;*
- *instability of the authorities in the subjects of the Russian Federation.*

Economic situation in the Southern Federal district may become worse in case of material changes in the economic situation in Russia, including drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the district, growth of unemployment, decrease in the solvent demand of population. Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the territory of the Southern federal district, and slowdown of revenues growth rate.

Political and economic situation in the country can be estimated as stable in the medium-term period. Results of the elections to the State Duma and the presidential elections in Russia held on March 14, 2004 allow to predict with confidence that economic, legal and other reforms in the country will be continued that will result in increase in political and economic stability. In connection therewith we can speak about the essential downtrend of national risks. Their effect on the Issuer's economic operations can be recognized immaterial in the intermediate- term prospect.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business and with a level of regional risk being not lower than average values in the country. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations.

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

In case of any deterioration of the situation in the district, the Issuer will fulfill its obligations under securities at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

On the basis of the abovementioned facts we can make a conclusion about the low level of regional risks.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

The situation in the credit market is characterized by stable interest rates having an insignificant downtrend that allows to speak about the insignificant risks connected with change of interest rates.

Interest rates of commercial banks being reduced, the Issuer undertakes measures on change of conditions of the current credit contracts and agreements relating to reduction of cost of credits, as well as on advanced repayment of costly credits.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

Influence of the change of the exchange rate on the financial condition of the Issuer (its liquidity, sources of financing, performance results) (currency risks):

A certain part of expenses and liabilities of the Issuer is nominated in US dollar, Euro and Japanese yen (4.4%, 10.4 % and 0.05% accordingly as of 31.03.2005). Thus, devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles. The issuer will not be able to eliminate this risk by tying its tariff rates to the US dollar/Euro exchange rate because at an existing level of a competition it will lead to reduction of proceeds in dollar calculation. Therefore the risk remains that rate of growth of tariffs will lag behind rates of falling of a rouble exchange rate. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of rouble of the Russian Federation in relation to US dollar and euro. Efforts of the Government of the Russian Federation to support a high rate of national currency as well as high prices of energy resourses in the last year stimulated a growth of a rouble exchange rate as compared to the US dollar within the limits of the established currency corridor. The Issuer believes that this tendency is rather stable. In this connection the risk of change of the ruble exchange rate can be deemed insignificant in the intermediate- term prospect.

In addition, the Issuer takes measures on decrease of the share of a debt in foreign currency in structure of a credit portfolio.

During the last years the inflation rate in Russia has been decreasing. In 2000 the inflation rate was 20.2 %, in 2001-18.6%, in 2002 – 15.1 %, in 2003 – 12 %, in 2004 – 11.5 % (preliminary results). 2005 federal budget of the Russian Federation approved by the State Duma on 04 December 2004 stipulates for further decrease in the inflation rate (7,5 - 8,5 %), that allows to draw a conclusion on a low level of inflation risks.

In case of inflation growth, the issuer is planning to pay special attention to acceleration of the circulating assets turnover, for the first hand, at the expense of the reduction of the accounts receivable as well as to revise the existing contractual relations with the customers for the purpose of reducing the accounts receivable.

According to the Issuer, due to annual tariff growth, inflation levels with which "UTK" PJSC may have difficulties in fulfilling its obligations to bond holders are much higher than the inflation level planned in the Russia's federal budget for the years 2004 -2009.

Indicators of the financial reporting of the Issuer most subject to financial risks:

In the Issuer's opinion, main financial indicators of the Issuer - profit and cost price of services - are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenues. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided and reduction of profit are possible and it can be compensated by tariff growth and decrease in volume of borrowed funds.

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
Change of interest rates	Low	Change of interest rates can influence the Issuer's policy on debt management
Change of the exchange rate	Low	Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.
Inflation	Low	Inflation may result in increase of expenses of the Company (because of the increased prices of fixed assets, materials, works and services of external organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital.

2.5.4. Legal risks

"UTK" PJSC acts as a telecommunications operator, the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.
As a whole risks associated with the Issuer's activity are typical for most part of companies operating in the territory of the Russian Federation and can be considered as country risks.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation .

Risks of change of tax legislation:

1. Article 1 of Federal law № 139-FZ of 11.11.2003 "On making addition in the second part of the Tax code of the Russian Federation and making amendments and additions in Article 20 of the Law of the Russian Federation "On Tax structure in the Russian Federation", as well as on declaring invalid legal acts of the Russian Federation regarding taxes and dues" has become effective since January, 1 2004. Item 30 "Property Tax of organizations" has been added to chapter IX of the second part of the Tax Code of the Russian Federation.

2. Article 27 of the second Part of the Tax Code of the Russian Federation (purchase tax) has become ineffective since January 1, 2004 – Federal Law № 148-FZ of 27.11.2001.

3. Since Customs Code of the Russian Federation had come into force from January 1, 2004, corresponding amendments were introduced in Parts I and II of the Tax Code of the Russian Federation as well as into Federal Law № 120-FZ of 21.11.1996 "On Accounting (article 438 of Federal law № 61-FZ of 28.05.2003).

4. Pursuant to the Decree of the Government of the Russian Federation № 84 of 16.02.2004, amendments were introduced into the Rules of book-keeping of invoices, books of records of purchases and sales when calculating value-added tax, approved by the Decision of the Government of the Russian Federation № 914 of 02.12.2000.
In case of observance and correct application of norms of the above-stated legal acts the Issuer has no risks related to its activity.

As no special taxation procedures are applicable to the operations of "UTK" PJSC, and the Issuer has no overdue debts under taxes and fees to be paid to budgets of all levels, tax risks of the Issuer should be considered as minimal within the framework of activity of a diligent tax-payer.

Risks associated with change of customs laws and duties:

New Customs Code of the Russian Federation has come into force from January 1, 2004 approved by Federal Law № 61-FZ of 28.05.2003 .

Customs Code of the Russian Federation approved by Supreme Soviet of the Russian Federation № 5221-1 of 18.06.93 remains in force regarding items 6, 8 of Article 110, Articles 114, 116 as well as Article 119 (regarding customs duties) which will remain effective till December 31, 2004.

Normative legal acts of the State Customs Committee of Russia, issued with a view of realization of the new Customs code of the Russian Federation were listed in the letter of the State Customs Committee of the Russian Federation № 14-10/7236 of 27.02.2004 "On coming into force, including in I quarter of 2004, of normative legal acts of the State Customs Committee of Russia issued with a view of realization of the Customs code of the Russian Federation". It is also noted that prior to coming into force of normative legal acts of the State Customs Committee of Russia issued with a view of realization of new edition of the Customs code of the Russian Federation, normative and other legal acts of the State Customs Committee of Russia, issued before 31.12.2003 remain valid in the part not contradicting new edition of the Customs code of the Russian Federation.

Joint Regulations of the State Customs Committee of Russia and the Central Bank of Russia № 01-100/1/243-P of 22.12.2003 "On application of the Regulations of the Bank of Russia and the State Customs Committee of Russia № 86-I and № 01-23/26541 of 13.10.1999 "On currency control over revenues from export of goods received by the Russian Federation" and the Regulations of the Bank of Russia and the State Customs Committee of Russia № 91-I and № 01-11/28644 of 04.10.2000 "On the procedure of the currency control over validity of payment by residents of the imported goods " effective since 15.02.2004 are specified among the statutory acts that have come into force.

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks for the Issuer associated with rise in prices of acquired fixed assets.

New Customs code has reduced the risks associated with the procedures of customs registration and customs supervision. The new code is based on the provisions of the new edition of Kyoto treaty on simplification and harmonization of customs procedures, it eliminates contradictions and discrepancies of the provisions of the previous Customs code with civil, tax and administrative legislations.

Risks associated with change of licensing terms:

New Federal Law "On Telecommunications" has come into force since January 1, 2004. According to the Law the list of licensing services and lists of licensing terms are formed and annually adjusted by the Government of the Russian Federation. The new Law enlarges the list of documents to be submitted to the licensing authority for obtaining of a license.

List of documents to be submitted for prolongation of a license is the same as for its obtaining.

According to the Decree of the President of the Russian Federation № 314 of March, 9 2004 and the Decree of the Government of the Russian Federation № 163 of 06.04.2004 licensing of activity in the field of telecommunications will be carried out by the Federal Service on Supervision in the sphere of telecommunications.

The given changes may cause additional expenditures of a licensee operating in the sphere of telecommunications.

Risks of licensing of rights for use of objects having limited circulation (including natural resources):

At present such risks are considered minimal.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of

the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to coming into force of the new law "On Telecommunications". Such changes in court practices are possible in favor of both the Issuer and its opponents. There is also a risk of occurrence of new kinds of litigations. As a whole the new law is aimed at elimination of existing deficiencies and, in the Issuer's opinion, it will decrease a total number of court trials.

Changes in court practices on the matters relating to the Issuer's activity cannot affect essentially its performance results, as well as the results of the current lawsuits of the Issuer with the third parties as the current lawsuits have no adverse effect on the Issuer's core activity (volume of claims against the Issuer under the existing lawsuits is insignificant in proportion to its total turnover).

At present main legal risks are associated with uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications". More than 30 statutory acts regulating various operations in the sphere of rendering telecom services should be developed and accepted in connection with the new Law. But till now such statutory acts are under development stage, and the existing by-laws do not fully correspond to the requirements of the new law.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

As of 31.03.2005 the Issuer does not participate in litigations which may affect essentially the results of its financial and economic activity.

Risks concerning a possibility of prolongation of the Issuer licenses:

Terms of obtaining new licenses by telecom operators and prolongation of the existing ones are determined by the federal executive authority which functions are now exercised by the Ministry of information technologies and communications of the Russian Federation. The Ministry of information technologies and communications of the Russian Federation is entitled to determine a way of licensing of certain kinds of services and certain regions of the Russian Federation on a competitive basis or according to the research results of the application of a telecom operator. Pursuant to the Decree of the President of the Russian Federation № 314 of March 9, 2004 and the Decree of the Government of the Russian Federation № 163 of 06.04.2004 licensing of activity in the sphere of telecommunications will be executed by the Federal Service on supervision in the sphere of telecommunications. Validity of UTK licenses expires during 2004 - 2012 and can be prolonged after submission of the application to the Federal Service on supervision in the sphere of telecommunications. The Issuer has no guarantees that after expiry of the term of action the licenses will be prolonged and there will be no changes in the conditions of the prolonged licenses connected to increase in charges and, probably, restriction of a zone of operation. If the Issuer will not be able to prolong the working licenses or receive the updated licenses on comparable conditions, it will be forced to reduce range of provided services that will entail decrease in number of subscribers. At the same time, validity of licenses for the right of rendering telecom services having the main share in structure of the company's revenues, makes from 4 to 9 years, that essentially reduces the risk of uncertainty on prolongation of licenses in the intermediate term prospect.

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

At present such risks are considered as minimal.

Risks associated with the possible responsibility of the Issuer relating to obligations of the third parties, including affiliated companies of the Issuer:

pledge or a guarantee, stands at 3,446,076 ths roubles as of 31 March 2005.

Risks associated with high level of short-term liabilities:

As of 31 March 2005 total amount of short-term debts of the Issuer exceeded total value of its working capital by 9,787,517 thousand rubles.

Great portion of short-term obligations of the Issuer is caused by two bonded loans in their structure on which offers are stipulated within a year.

It is possible that a part of the Issuer's short-term debts will not be repaid in due time, if a situation arises when the Issuer is unable to refinance a part of its short-term financial obligations. In unfavorable circumstances the Issuer will reduce its investment program and allocate funds to execution of its obligations.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal person.

The registered name of the Issuer is not registered as a trade mark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal-organizational forms, dates and grounds of the changes.

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: ***PJSC "UTK"***

Date of change: ***28.06.2001***

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint -Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint -Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***06.06.1996***

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***20.05.1994***

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: ***20.05.1994***

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): ***series A № 494***

State registration number: ***186-p***

Authority of state registration: ***Registration Chamber of Krasnodar***

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: ***02.08.2002***

Number of the certificate: ***series 23 № 003062350***

State registration number: ***1022301172112***

Name of registering authority: ***Interregional inspectorate on the largest tax-payers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.***

3.1.3. History of Issuer's Foundation and Development

The Issuer has been existing for 10 years and 6 months since the date of its state registration.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

23.04.2002 Level 1 ADR program of "UTK" PJSC was transferred from The Bank of New York to JP Morgan Chase Bank which at the present time acts as the Company's Depositary. Depositary Agreement between the Company and JP Morgan Chase Bank was signed on 22 April, 2002 and restated on 15 December, 2002 in connection with reorganization.

21.05.2002 "UTK" PJSC shares are included in the list of securities which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, №16048 of 28.06.01).

27.12.2001. Standard & Poor's Ratings Services assigned its "CCC+" long-term corporate credit ratings to Russian telecommunications services provider "UTK" PJSC. Outlook is "Stable".

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

12.02.2003. "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

2.04. 2003. The international rating agency "Standard & Poor's" raised long-term corporate credit rating of "Southern Telecommunications Company" PJSC to "B-" from "CCC+" (the outlook is "Stable). The rating action follows the merger of "UTK" PJSC with 9 other telecom incumbents in the southern federal region of Russia.

6.08.2003. The international rating agency "Standard & Poor's" assigned long-term credit rating "ruBBB" according to Russian scale to "Southern Telecommunications Company" PJSC. At the same time "Standard & Poor's" assigned long-term credit rating "ruBBB" according to Russian scale to the Company's Russian ruble (RUR) 1.5 billion senior unsecured series 01 bond issue due 2006.

11.11.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6" from "CGS-5.2".

10.02.2004. The international rating agency "Standard & Poor's" changed outlook of "UTK" PJSC ratings from "Stable" to "Negative". At the same time "Standard & Poor's" confirmed its "B-" long-term corporate credit ratings on Russian telecommunications services provider "Southern Telecommunications Company" PJSC but decreased Russia national scale ratings of the Company and its Russian ruble (RUR) 1.5 billion senior unsecured bond issue due 2006 to "ruBBB-" from "ruBBB". "Standard & Poor's" also assigned long-term credit rating "ruBBB-" according to Russian scale to the Company's Russian ruble (RUR) 1.5 billion senior unsecured series 02 bond issue due 2007.

April 12,2004. Interfax Rating Agency in association Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC. The Agency also assigned Baa3 (rus) to two bond issues worth 1.5 billion rubles each, maturing in September 2006 and February 2007.

26.07.2004. The international rating agency Moody's Investors Services Ltd. assigned a B3 senior implied rating to "Southern Telecommunications Company" PJSC. Moody's also assigned a Caa1 senior unsecured issuer rating to the Company. The ratings outlook is stable.

05.10.2004. The international rating agency "Standard & Poor's" assigned long-term credit rating "ruBBB-" according to Russian scale to the Company's Russian ruble (RUR) 3.5 billion (120 mln

USD) senior unsecured bond issue (UTK; B-/Negative/-; according to Russian scale – ruBBB-).

22.11.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5+' to 'CGS-5'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.6' to 'CGS-5.2'.

24.12.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5' to 'CGS-4'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.2' to 'CGS-4.4'.

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- ***integrating customers in common global infocommunication area;***
- ***promoting mutual understanding between people, development of business and personality;***
- ***creating conditions for professional promotion;***
- ***participating in formation of high-performance economy of Russia.***

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). According to 2004 preliminary results "UTK" PJSC share in total volume of regional revenues of telecommunications sector makes 39.6%. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructural resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: ***66, Karasunskaya Str., Krasnodar , 350000***
Phone: ***(861) 253-20-56***
Fax: ***(861) 253-25-30***
E-mail: ***operator@mail.stcompany.ru***
URL of the page in Internet: ***http://www.stcompany.ru***

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:
Department for equity markets and securities:
Location: ***66, Karasunskaya Str., Krasnodar , 350000***
Phone: ***(861) 259-25-38, 253-02-07***
Fax: ***(861) 253-19-69***
E-mail: ***ocb@mail.stcompany.ru***
URL of the page in Internet: ***http://www.stcompany.ru***

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

Name: ***"Electrosvyaz of Adygeia Republic"***
Location: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Head: ***Chinazirov Yanvar Khadzhimusovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Svyazinform", Astrakhan Region"***
Location: ***7/8, Teatraljny per.,Astrakhan, 414000***
Head: ***Prachkin Alexey Petrovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str.,Volgograd, 400131***
Head: ***Malyarenko Arthur Nikolaevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Head: ***Polshinov Alexander Nikolaevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar, 350000***
Head: ***Korotenko Svetlana Vasilievna***
Established: ***13.02.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Head: ***Metla Yuri Valentinovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Electrosvyaz ", Stavropol Territory"***
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***

Head: ***Roitblat Alexander Markovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2005***

Name: ***"Yugtaxofon"***
Location: ***12, Klubnaya St., Krasnodar, 350051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: ***29.12.1997***
Power of Attorney is valid till: ***31.12.2005***

Name: ***Center of New Technologies***
Location: ***59, Krasnaya St., Krasnodar, 350000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2005***

Name: ***Training and Production Center***
Location: ***1, Industrialnaya St., Krasnodar, 350007***
Director: ***Yuri Nickolaevich Belov***
Established:***01.10.1997***
Power of Attorney is valid till: ***31.12.2005***

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20	*64.20.11*	*64.20.12*	*64.20.2*	*64.20.21*
64.20.22	*64.20.3*	*74.83*	*92.20*	*22.22*
22.15	*45.31*	*45.21.4*	*45.21.3*	*51.70*
51.65.5	*52.48.15*	*52.48.39*	*55.23.2*	*55.51*
85.11.2				

3.2.2 Basic Economic Activities of the Issuer

Basic Economic Activities of the Issuer

Provision of telecommunications services.

Share of Telecom Services revenues in total revenue of the Issuer:

Description	2000	2001	2002	2003	2004	1Q05
Revenue from domestic and international long-distance telephony						
Share of income from domestic and international long-distance telephony in total Telecom Services revenue, %	57.92	53.59	52.44	47.13	41.04	37.13
Share of income from domestic and international long-distance telephony in total revenue structure, %	50.36	51.10	50.00	46.14	39.94	36.63
Revenues from local telephony						
Share of income from local telephony in total Telecom Services revenue, %	35.19	36.91	38.16	40.25	39.65	41.94
Share of income from local telephony in total revenue structure, %	30.60	35.20	36.39	39.41	38.59	41.37

The information does not include revenues from traffic transit services.

Changes of the Issuer's revenue from basic economic activity by more than 10% as compared to the previous quarter under report and reasons for such changes:

No such changes in the reporting quarter.

Geographic areas accounting for more than 10 percent of revenues	2000 *		2001 *		2002 *		2003 *		2004		1Q2005	
	% of revenue	% over a year-ago	% of revenue	% over a year-ago	% of revenue	% over a year-ago	% of revenue	% over a year-ago	% of revenue	% over a year-ago	% of revenue	% over a year-ago
Volgograd region	-	-	14.77	-	14.5	124.84	15.24	138.31	15.00	121.39	14.85	112.73
Krasnodar kray	100	134.85	31.36	129.66	30.79	124.84	29.45	125.93	27.94	116.97	27.27	111.05
Rostov region	-	-	21.8	-	21.42	124.89	20.61	126.72	21.02	125.71	21.15	117.23
Stavropol kray	-	-	6.18	-	16.65	130.78	16.81	132.95	17.44	127.95	17.52	112.14

**** 2000 indexes are shown with regard to the base company (the Issuer), 2001-1Q2005 indexes – for the base and merged companies.***

The Issue's revenues generated by the specified geographic areas showed a stable growth of 20-30% during the last 4 years mainly due to increase in tariffs as well as increase in volume of telecom services provided. In 2004 growth rate of revenues from telecom services slightly decreased.

Seasonal nature of the Issuer's basic economic activity.

Basic economic activity of the issuer is not of cyclic or seasonal nature. But increase of domestic and international long-distance traffic during holiday season (at the resorts of the Azov and Black Sea coasts and the Caucasian Mineral Waters) influences positively the Issuer's revenues. This information is not to be included in the quarterly report for the 4th quarter.

3.2.3 Basic Types of Products (Works, Services)

Types of products (works, services) accounting for more than 10 percent of the Issue's sales (revenue):

Description	2000	2001	2002	2003	2004	1Q05
Domestic and international long-distance telephone calls:						
Activity capacity, ths min	245 015	307 772	1573065	1 844 138	1984542	470774
Price of the product per one minute, RUR ths	0.004467918	0.004312384	0.003347723	0.00337945	0.00337136	0.0033384
Amount of revenues from sale of products, RUR ths	1 094 706.90	1 327 230.90	5 266 185.40	6 232 172.10	6690601.6	1571618.8
Share in total revenue, %	50.36	51.1	50	46.14	39.94	36.63
Local telephone services						
Activity capacity, ths basic telephone sets:	739	789	3 177	3 391	3733.4	3938.4
Price of the product per one telephone set, RUR ths	0.900258497	1.158864433	1.206035584	1.569760985	1.731457	0.450699
Amount of revenues from sale of products, RUR ths	665 188.40	914 280.30	3 832 104.50	5 322 722.00	6464222.8	1775031.9
Share in total revenue, %	30.6	35.2	36.39	39.41	38.59	41.37
Total revenues from sale, RUR ths	2 173 973	2 597 226	10 531 981	13 506 587	16752576	4290401
Appropriate price index, %	120.2	118.6	115.1	112.7	111.7	105.3

Reasons for change of products' prices by more than 10 percent over the previous reporting period:

In July 2003 "UTK" PJSC optimized tariffs on basic telecom services regulated by the RF Anti-Monopoly Ministry. Monthly subscriber fee increased on average by 23.4 % for urban population, by 25 % - for rural population, by 20.7 % - for business sector. At the same time long-distance tariffs were reduced in all subjects of the Southern federal district, especially those set for distant territories (Siberia and Far East).

The RF Anti-Monopoly Ministry established long-distance telephony tariffs for two groups of branches of "Southern Telecommunications Company" PJSC:

- ***Astrakhan Region, Volgograd Region, Rostov Region, Krasnodar Kray, Stavropol Kray;***
- ***Adygeia Republic, Kabardino-Balkarian Republic, Kalmykia Republic, Karachaevo-***

Cherkessian Republic, Severnaya Osetia - Alania Republic.

From 1 July 2003 uniform long-distance telephony tariffs are used according to tariff zones for the budget-funded organizations throughout the territory of the Southern federal district.

Time breakdown of tariffs by days of the week and hours of the day was introduced in all UTK branches. The base tariff was determined as the tariff active from 7:00 to 21:00 on business days. Evening tariff with a 20%-discount to the base tariff is active from 21:00 to 24:00 on business days and round the clock on week-ends and holidays. Night tariff with a 50 %-discount to the base tariff is active from 00.00 till 07:00 on business days.

Since January 01, 2004, pursuant to Resolution of the Executive Board of the Russian Anti-Monopoly Ministry № 07/05-6 of May 21, 2003 long-distance telephone tariffs for budget organizations have been raised to the level of such tariffs for residential and business sectors resulting in equalization of long-distance telephone tariffs for all categories of users in the context of two groups of UTK branches formed according to paying capacity of the region. Thus, one of the main tasks of UTK tariff policy - equalization of telecom tariffs for all categories of customers - has been fulfilled.

The sales system is described for each of the indicated basic types of products (jobs, services) of the Issuer in per cent of the general sales volume:

Index	2000	2001	2002	2003	2004	1Q05
Domestic and international long-distance telephone calls						
Direct sales, %	92.2	89	86.3	83.4	82.1	82.0
Own trading network, %	1.3	2.5	2.3	2.8	2.8	2.8
Controlled trading network, %	6.5	8.5	11.4	13.8	15.1	15.2
Other, %	0	0	0	0	0	0
Local telephone services						
Direct sales, %	95.9	92.9	93.8	92.9	92.2	92.2
Own trading network, %	1.3	2.8	0.4	0.3	1.0	1.0
Controlled trading network, %	2.8	4.3	5.8	6.8	6.8	6.8
Other, %	0	0	0	0	0	0

Structure of Issuer's expenses for the production and sales of products (jobs, services) by the listed items making over 10 percent of the total revenue volume in percentage of the total prime cost:

Expenses item	2004	1Q2005
Raw materials, %	8.67	7.61
Acquired componentry, semi-finished items, %	-	-
Jobs and services of production nature, performed by external organizations, %	7.82	8.21
Fuel, %	1.4	1.3
Electrical power, %	1.97	2.39
Expenses for wages, %	31.58	30.15
Interest on credits, %		
Rental, %		
Social expenses, %	9.47	7.52
Depreciation of fixed assets, %	12.53	17.28
Taxes included in products cost value, %	0.3	0.14
Other expenses , % *	26.26	25.4
Depreciation of intangible assets, %		
remuneration for innovations, %		
obligatory insurance payments, %	0.5	1.2
representation (entertainment) expenses, %		
Other, %	25.76	24.2
Total: expenses for production and sales of products (cost value),		

***** Other expenses include the following expenses items: transport charges, guard of communication facilities and the Company's offices, auditing and consulting services, information services, postal and traveling expenses, expenses for research and development works, payments to Gossvyaznadzor, expenses for personnel training and advertising expenses.***

New essential kinds of services offered by the Company in the market

New kinds of services include VPN, ISDN, dedicated lines, broadband access, IP-telephony, Internet access. These kinds of products (works, services) are quite essential for the Issuer's activity at present time and of priority importance for the Issuer's development.

Deployment of such kinds of products (works, services) in the reporting period:

The Company continued to develop multi-media and multi-service networks IP/MPLS in all branches as well as to increase carrying capacity of regional data networks. 25, 850 xDSL ports were installed.

Termination of IP telephony traffic of all UTK's branches was organized through the branch «Center of New Technologies» situated in Krasnodar. The Company also organized similar gate in the branch "Rostovelectrosvyaz" situated in Roston-on-Don for backup of the termination point of incoming IP traffic.

The Company continued to develop IP-TV stream video services in the city of Krasnodar. Positive experience on providing services to 1,200 subscribers connected on the basis of Ethernet-to-the-home (ETTH) technology in 1Q05 made it possible to organize testing provision of IP-TV services to the subscribers connected on the basis of xDSL technology in the branches: "KabBalktelecom", "Kubanelectrosvyaz", "Rostovelectrosvyaz".

The branch "Volgogradelectrosvyaz" provided cable TV services to 89,988 subscribers living in new micro-districts of Volgograd, Volzhskiy and Zhirnovsk. The existing cable TV subscribers could already receive additional services on access to data network and IP telephony services.

"UTK" PJSC finished the construction and started testing of the uniform intelligent network (ISS). The Company plans to provide intelligent services using uniform service card for payment in the current month.

Accounting standards (rules)

Tax Code of the Russian Federation, Part II, Chapter 25 – "Income tax for enterprises and organizations".

Accounting standards "Revenue of enterprises" PBU 9/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 32n amended and restated on 30 December 1999 and 30 March 2001.

Accounting rules "Expenses of enterprises" PBU 10/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 3n amended and restated on 30 December 1999 and 30 March 2001.

3.2.4 Names of the issuer's suppliers, on whom 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

Suppliers accounting for 10% and more of all inventory holdings supplies	Share in the total volume of supplies, %
2000	
CJSC «Armavirskiy zavod electrosvyazi»	11.35
2001	
CJSC «Armavirskiy zavod electrosvyazi»	10.98

No such suppliers	-
2003	
OJSC «RTC – Leasing»	18.74
2004	
No such suppliers	-
1Q2005	
No such suppliers	-

2000 indexes are shown with regard to "Kubanelectrosvyaz"PJSC, 2001 indexes – for "UTK" PJSC, 2002 – 2004 and 1Q05 – for base and merged companies ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC; "KabBalktelecom" OJSC; "Karachaevo-Cherkesskelectrosvyaz" OJSC; "Svyazinform" of the Astrakhan Region" OJSC; "Sevosetinelectrosvyaz" OJSC; "Electrosvyaz of Adygeia Republic" OJSC; "Electrosvyaz of Kalmykia Republic" OJSC; "Rostovelectrosvyaz" OJSC; "Electrosvyaz" of Stavropol Territory" OJSC).

Share of imports in all inventory holdings is 1.27% as of 31 March 2005.

The Issuer does not expect any difficulties in accessibility of the specified material assets sources in the nearest future.

Possible alternative sources:

Attraction of other suppliers of material assets on a competitive basis.

3.2.5 Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall:

There are no such consumers.

Possible adverse factors that may affect the sales of the Issuer's products are:

- ***rapid development of cellular services; their share in 2004 total volume of regional revenues of telecommunications sector (according to the preliminary results) stood at 51.5%.***
- ***keen competition among Internet providers.***
- ***expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness (757 issued licenses).***

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6 Practice of activities in respect of circulating capital and inventories

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.

To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.

For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Practice of the Issuer's activities in respect of inventories (including turnover ratio and its calculation technique):

Description	2000	2001	2002	2003	2004	1Q2005
Circulating capital, RUR ths	324 947	435 708	2 636 801	4 812 951	5 628 221	5 370 294
Inventories, RUR ths	117 348	162 267	584 257	1 080 286	1 229 543	1 187 521
Turnover ratio, (times)	14.76	14.02	20.99	12.56	11.56	2.69

2000 indexes are shown with regard to "Kubanelectrosvyaz"PJSC, 2001 indexes – for "UTK" PJSC, 2002 – 2004 and 1Q05 – for base and merged companies ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC; "KabBalktelecom" OJSC; "Karachaevo-Cherkesskelectrosvyaz" OJSC; "Svyazinform" of the Astrakhan Region" OJSC; "Sevosetinelectrosvyaz" OJSC; "Electrosvyaz of Adygeia Republic" OJSC; "Electrosvyaz of Kalmykia Republic" OJSC; "Rostovelectrosvyaz" OJSC; "Electrosvyaz" of Stavropol Territory" OJSC).

Calculation technique of the inventories' turnover ratio:

Inventories' turnover ratio = Cost value/((Inventories as at the end of the period + Inventories as at the end of the period)/2)

3.2.7 Raw Materials

Due to the peculiarities of "UTK" PJSC, whose key business area is the provision of communication services, no "raw materials" are used; materials are used.

3.2.8 Main competitors

Competitive environment:

457 alternative telecom operators operate in the territory of the Southern Federal District, 111 of them being Internet-providers, 247 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators, 42 cellular operators operate in the Company's lisenced territory.

In spite of high level of competition "UTK" PJSC maintains major market share of traditional telecom services - local, domestic and international long-distance telephony which total market share for 2004 being 81.6% of aggregate SFD market.

2004 "UTK" PJSC's market shares in the SFD telecom market are the following:

- ***92.8% - local telephone services and providing access to public telephone network***
- ***86.4% - long-distance telephone services***
- ***44.7% - value-added services***
- ***82.8% – other services***

According to 2004 performance results UTK market share was 39.6%.

Results of marketing analysis carried out in 2004 in "UTK" PJSC licensed area revealed essential dissatisfied demand for value-added services: VPN (data transmission), ISDN, dedicated lines, broad band access, IP-telephony, access to Internet.

In this connection "Southern Telecommunications Company" PJSC states the following priority tasks in this market segment:

- ***Introducing new technologies and services meeting the market development tendencies and customers' real requirements***

- ***Making value-added services more competitive***
- ***Developing integrated data networks (multi-service networks) in the Southern Federal District***
- ***Introduction and deployment of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.***
- ***Technical realization of intra-regional service roaming.***
- ***Provision of services "in package".***

Priority services of the Issuer are the following:

- ***"Package" services***
- ***IP-telephony***
- ***VPN***
- ***Call-center services***
- ***ISDN services***
- ***Wi-Fi access to Internet***
- ***multi service networks (including digital cable TV).***

One of the priorities in the service sphere is introduction and further development of pre-paid service cards including universal cards, development of "self-service" system, as well as development of the content to be accessed by subscribers through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of the Contact-center).

Market shares of the Issuer and its competitors for last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products, RUR thousand	Market share,%				
			2000 (KES)	**2001** (KES)	**2002** (UTK)	**2003** (UTK)	**2004** (UTK)
The Issuer	Russia	46451500	59.3	51.1	45.0	46.0	39.6
Cellular operators	Russia	44564900	29.8	41.7	34.5	41.7	51.5
Other operators	Russia	13177400	10.9	7.2	20.5	12.3	8.9

**** - market shares for the period from 2000 to 2001 are shown for the Krasnodar krai, branch "Kubanelectrosvyaz" (KES). Market shares for the period from 2002 to 2004 are shown for all regions of operation of the consolidated Company.***

Analysis of the factors of the Issuer's competitive capacity:

- In the table one can see comparison of competitive capacity factors in relation to main competitors of "UTK" PJSC – cellular and fixed-line operators, Internet and IP-telephony providers.

- Quantitative values of competitive capacity factors specified in the table represent the average values obtained from end-users on the basis of penta-numerical scale.

- The value total of competitive capacity factors of the Issuer is calculated taking into consideration rating of importance of these factors.

Description	**Rating of the factor importanc e**	**Issuer**	**Fixed-line operators**	**Cellular operators**	**Internet and IP providers**
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3
Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

3.2.9. Data on Availability of the Issuer's Licenses:

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
1	02169	28.06.2000	28.06.2005	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	Publishing business	positive
2	24061	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Providing radio paging services	positive
3	24062	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Providing radio paging services	positive
4	24063	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Providing radio paging services	positive
5	17012	25.01.2001	25.01.2006	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
6	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	positive
7	GS-3-23-02-22-0-2308025192-001425-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I or II levels of responsibility according to national standard	positive
8	24056	24.10.2002	24.10.2007	Ministry of Communications of the	Providing data transmission services	positive

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
				Russian Federation		
9	24057	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telematic services	positive
10	24058	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing services of domestic long- distance telephony	positive
11	24059	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telegraph services	positive
12	24060	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Offering communication channels for lease	positive
13	24076	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
14	24807	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Broadcasting sound programs via wired radio network	positive
15	22716	04.10.2002	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	positive
16	22743	04.10.2003	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	positive
17	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	positive
18	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on technical maintenance of cryptographic hardware	positive
19	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Providing cryptographic services	positive
20	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on distribution of cryptographic hardware	positive
21	23899	04.10.2002	04.10.2012	Ministry of Communications of the Russian Federation	Providing services of local and inter-zonal telephony	positive
22	2251	01.08.1996	01.08.2006	Ministry of the Russian Federation for Communications and Informatics	Rendering cellular services in the range of 900 MHz	positive
23	7601	02.09.2003	05.02.2008	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	On-air radio broadcasting	Positive (The license was issued as prolongation of License № 2969 of 05.02.1998)
24	7602	02.09.2003	20.02.2008	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	On-air TV broadcasting	Positive (The license was issued as prolongation of License № 3019 of 20.02.1998)

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
				and State Secret Protection Centre of the FSS of Russia	state secret protection	
26	000641/000753	01.11.1996	13.05.2007	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	provision of services in preparing and telecasting of local TV programs, mono programs with nominal band of 40…15000Gz	Positive
27	24077	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
28	24079	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
29	24081	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
30	24082	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
31	24083	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
32	24078	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services in the Stavropol kray	positive
33	24080	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services in the Astrakhan region	positive
34	08/05	12.01.2005	12.01.2008	Department of Education and Science of the Krasnodar kray government	Educational activities according to educational programs specified in the Annexes to the license	positive

3.2.10. The Issuer's joint activity

The Issuer's joint activity with other organizations during the last completed reporting period:

In 1998 "UTK" PJSC ("Kubanelectrosvyaz" OJSC) entered into a joint venture with Svyazinvest whereby the Company would construct a swimming pool at the rest-house «Orbita», Tuapse District, Krasnodar krai. "UTK" PJSC contributed 16,269,000 rubles, Svyazinvest contributed R 18 million. As the construction had not been completed in the fixed time and it was impossible to divide the property being common share holding of "Svyazinvest" OJSC and "UTK" PJSC, "Southern Telecommunications Company" PJSC concluded a novation agreement (a cancellation agreement) with Svyazinvest on 27 March 2003, under which the joint-venture agreement of 1998 was terminated. During the validity period of the given agreement there were no financial benefits from joint activity of the parties.

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.

Amount of investments: ***9,494 thousand roubles (during the period of joint activity)***

Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***

2004 financial result from investments: ***3,858 ths rubles***

1Q2005 financial result from investments: ***185 ths rubles***

3.2.11 Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.12 Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer does not involved in mining operations.

3.2.13 Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
1	24061	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Volgograd region	public switched telephone network
2	24062	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Krasnodar Territory	public switched telephone network
3	24063	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Rostov region	public switched telephone network
4	17012	25.01.2001	25.01.2006	Ministry of Communications of the Russian Federation	Providing services of wireless radio communication with mobile objects	Krasnodar, Sochi, Tikhoretsk, Belorechensk, Kropotkin, Tuapse, Gulkevichi, Dinskaya of Krasnodar Territory	public switched telephone network
5	24056	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing data transmission services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
6	24057	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telematic services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
7	24058	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing services of domestic and international long-distance telephony	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
8	24059	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telegraph services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
9	24060	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Offering communication channels for lease	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
10	24076	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Krasnodar, Sochi, Gulkevichi, Tikhoretsk of Krasnodar Territory	public switched telephone network
11	24807	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Broadcasting sound programs via wired radio network	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
12	22716	04.10.2002	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	Severnaya Osetia-Alania Republic	public switched telephone network
13	22743	04.10.2003	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	Rostov region	public switched telephone network
14	23899	04.10.2002	04.10.2012	Ministry of Communications of the Russian Federation	Providing services of local and inter-zonal telephony	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
15	2251	01.08.1996	01.08.2006	Ministry of Communications of the Russian Federation	Rendering cellular services in the range of 900 MHz	Sochi	public switched telephone network
16	7601	02.09.2003	05.02.2008	Ministry of Press, Television and Radio Broadcasting and mass Media	On-air radio broadcasting	Novocherkassk, Rostov region and nearby localities	public switched telephone network
17	7602	02.09.2003	20.02.2008	Ministry of Press, Television and Radio Broadcasting and mass Media	On-air TV broadcasting	Novocherkassk, Rostov region and nearby localities	public switched telephone network
18	000641/000753	01.11.1996	13.05.2007	Ministry of Press, Television and Radio Broadcasting and mass Media	provision of services in preparing and telecasting of local TV programs, mono programs with nominal band of 40…15000Gz	Rostov region	public switched telephone network
19	24077	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Rostov-on-Don, Morozovsk, Matveev Kurgan, Oblivskaya, Bagaevskaya of the Rostov region	public switched telephone network
20	24079	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Nalchik, Kabardino-Balkarian Republic	public switched telephone network
21	24081	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Vladikavkaz, Severnaya Osetia - Alania Republic	public switched telephone network
22	24082	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Maykop, Adygeia Republic	public switched telephone network
23	24083	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Volgograd, Volzhskiy of the Volgograd region	public switched telephone network
24	24078	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services in the Stavropol kray	Stavropol Kray	public switched telephone network
25	24080	31.10.2003	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services in the Astrakhan region	Astrakhan region	public switched telephone network

Conditions and possibility of the extension of the terms of validity of the above mentioned licenses: ***no information.***

no such obligations

Adverse factors that may affect the execution of the Issuer's obligations under the licenses and probability of their occurrence: ***no such factors***

b) Communication networks

Physical communications networks used by the Issuer for provision of telecom services:

Operating digital, quasi-electronic, cross-bar and step-by-step (1.67%) telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at 1 April 2005 installed capacity of urban telephone network reached 3,152.037 ths lines including 2,038.447 ths digital lines and 1, 113.59 analog lines. Thus, digitization level of urban TN constituted 64.67%.

Installed capacity of rural telephone network reached 984.513 ths lines including 419.29 ths digital lines and 565.223 ths analog lines. Thus, digitization rate of rural TN constituted 42.59%.
Total installed capacity of urban and rural telephone networks reached 4,136.550 ths lines with digitization level of 59.42 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 87.53% including 86.59% - in zonal networks. Trunks are derived using analog and digital equipment of data transmission including SDH digital equipment. Linear signals are transmitted via cooper and fiber-optic cables as well as via radio channels of radio-relay systems. Length of long-distance telephone channels for the reported period stood at 15,066.26 thousand ch/km including 13,266.98 ths of those formed using digital transmission systems. Length of intra-zonal communication lines made up 16,298.18 km, including 7,366.18 km of fiber-optic communication lines and 2,144.74 km of radio-relay lines.

Characteristics of leased channels:

"UTK" PJSC leases both digital and analog channels and trunk lines from other operators. The following typical digital links and channels are being leased: primary digital link (PDL) with transfer rate of 2048 Kb/s, main digital links (MDL) with transfer rate of 64 Kb/s, digital channels with transfer rate of nx64 Kb/s. Analog telephone voice-frequency channels (v f of 0.3-3.4 кGz), primary and secondary analog links are leased.

The Issuer leases channels and links from:

"Rostelecom" OJSC, "Transtelecom" CJSC, "Mobile TeleSystem" OJSC, "Volgograd – GSM".

Terms of lease contracts:

Terms of lease is usually 1 year with the next prolongation. Less links and channels are leased for the term of from several days to several months.

Radio frequencies, used for rendering telecom services in accordance with "UTK" PJSC licenses

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
1	Electrosvyaz of Adygeia Republic	1022704	Transmission 337,7375-337,9125 Reception 301,7375-301,9125	Mobile radiotelephony "Altay"
2	Volgogradelectrosvyaz	14-05-20/3398	159,05	Paging
3		15-06-21/4871	Transmission 338,4375-339,9125 Reception 302,4375-303,9125	Mobile radiotelephony "Altay"

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
4		15-06-21/4872	Transmission 337,5375-339,0125 Reception 301,5375-303,0125	Mobile radiotelephony "Altay"
5		34/03-0002	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
6		34/03-0004	Transmission 343,7625-307,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
7		34/03-0009	Transmission 343,8125-343,9875 Reception 307,8125-307,9875	Mobile radiotelephony "Cart4-Altay"
8		34/03-0010	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
9		34/03-0011	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
10		34/03-0013	Transmission 343,8125-343,9875 Reception 307,8125-307,9875	Mobile radiotelephony "Cart4-Altay"
11		34/03-0016	Transmission 343,7625-343,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
12		34/03-0021	Transmission 343,7625-343,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
13		34/03-0102	Transmission 343,6625-343,7375 Reception 307,6625-307,7375	Mobile radiotelephony "Cart4-Altay"
14		34/5863	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
15		34/9562	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
16		34/9563	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
17		34/9564	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
18		34/9565	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
19		34/9568	Transmission 343,6625-343,7375 Reception 307,6625-307,7375	Mobile radiotelephony "Cart4-Altay"
20		34/9569	Transmission 343,7625-343,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
21		34/9570	Transmission 343,5625-343,6375 Reception 307,5625-307,6375	Mobile radiotelephony "Cart4-Altay"
22		34/10806	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
23		34/10807	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
24		34/10808	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
25		34/10809	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
26		34/11183	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
27		34/11219	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
28		34/11237	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
29		34/11533	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
30		34/11568	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
31		34/12256	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
32		34/13511	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
33		34/14090	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
34		04-001883	1880.0-1900.0	Local intra-zonal telephony (DECT technology)
35		34/15328	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
36	KabBalktelecom	14-06-21/4873	Transmission 337,3375-339,4125 Reception 301,3375-303,4125	Mobile radiotelephony "Altay"
37	Kubanelectrosvyaz	14-06-31/12987	Transmission 340,3375-340,5125 Reception 304,3375-304,5125	Mobile radiotelephony "Altay"
38		14-06-31/19388	Transmission 337,1375-339,4125 Reception 301,1375-303,4125	Mobile radiotelephony "Altay"
39		14-06-21/4557	Transmission 337,1375-337,3125 Reception 301,1375-301,3125	Mobile radiotelephony "Altay"
40		14-05-26/21096	159,500	Paging
41		14-05-20/35787	159,500	Paging
42		03-04407	Transmission 302,0375-303,0125 Reception 338,0375-339,0125	Mobile radiotelephony "Altay"
43	Rostovelectrosvyaz	15-06-21/4867	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
44		15-06-21/4868	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"
45		15-06-21/4869	Transmission 341,2250-341,7125 Reception 305,2250-305,7125	Mobile radiotelephony "Kart4-Altay"
46		15-06-21/4870	Transmission 340,9375-341,2125 Reception 304,9375-305,2125	Mobile radiotelephony "Kart4-Altay"
47		03-04417	Transmission 873,9 Reception 828,9	CDMA
48		05-006376	Transmission 873,9 Reception 828,9	CDMA
49		05-006381	Transmission 873,9 Reception 828,9	CDMA
50		03-08440	159,05	Paging
51	Sevosetinelectrosvyaz	15-06-21/4866	Transmission 339,7375-339,9125 Reception 303,7375-303,9125	Mobile radiotelephony "Altay"
52		03-01608	Transmission 873,285 - 874,515 Reception 828,285 – 829,515	CDMA

3.3

3.4 Plans of Issuer's Future Operation

"Southern Telecommunications Company" PJSC expects to generate 2005 total revenue of RUR 18,047.1 mln which is up 7.7% over 2004. Revenues from core activity (sale of telecom services) are to be increased by 9.2% to RUR 17,800.0 mln including local telephony – RUR 7,237.2 mln (a 9.0 %-increase over 2004), long-distance telephony – RUR 8,770.9 mln (+6.5 %), value-added services – RUR 1,349.1 mln (+52.8%).

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity. In 2005 the considerable revenue growth from traditional services will result from putting into service the planned capacity of 93.8 ths lines and increase in number of basic telephones by 54,000 sets. Total installed capacity is expected to reach 4, 176.9 thousand lines at the end of 2005.

When planning revenue structure the Company gives preference to growth of value-added services' share. Telecom market of the Southern Federal District is characterized by low level of penetration of value-added services (intelligent services, broadband access, etc) which tariffs are not regulated by government. "UTK" PJSC main task for 2005 is to strengthen its position in the market of perspective and higher-margin services and to increase VAS share in total revenue structure in

order to raise the Company's business efficiency.

Implementation of 2005 investment plan will allow to increase the digitization rate to 61%.

The Company's development plans are supported by 2005 plan of capital expenditures which provide for RUR 3,248.5 mln of capital investments (down 74% over 2004) and about RUR 3,757.9 mln of basic assets to be put into operation.

Medium-term strategic directions of "UTK" PJSC development:

- ***meeting the solvent demand for key telecom services by increase of equipped number capacity, introduction of the system of time-based (per-minute) billing of local telephone call;***
- ***creation of integrated accounting and service centers;***
- ***development of public Internet-access center, connection of regional data transmission networks to Internet;***
- ***introduction of intelligent services;***
- ***improvement of corporate client service, formation of optimal package of services for corporate clients;***
- ***formation of departments for work with vip-clients, equipping public communication centers with conferencing equipment, selling services to corporate users, active target advertising.***

Long-term strategic directions of "UTK" PJSC development:

- ***creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);***
- ***introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;***
- ***integration of communication and management infrastructures with international informational and switching systems;***
- ***improvement of the provided services;***
- ***optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;***
- ***maximization of the Company's profitability;***
- ***optimal tariff policy taking into consideration interests of the Company and its shareholders;***
- ***pressing marketing policy;***
- ***hard control of expenditures' volume;***
- ***improvement of corporate management***

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:

The main sources of future revenues are rendering telecommunications services (providing value-added services, growth of the volume of long-distance traffic).

3.5 Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

The Issuer does not participate in any industrial, banking and financial groups, holdings, concerns and associations

3.6. Issuer's subsidiaries and affiliates

3.6.1. Full registered name: ***"Intmashservice" Limited Liability Company***

Abbreviated name: ***"Intmashservice" Ltd.***

Location: ***8, Golubinskaya Str., Volgograd, 400131***

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: ***100 %***

Share of the subsidiary or affiliate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity: ***business activity of the company is insignificant in respect to consolidation of financial results. "Intmashservice" Ltd. provides to the Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear - cable facilities.***

3.6.2. **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar , 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

3.6.3. **Full registered name:** "Health-care center "Orbita" Open Joint –Stock Company

Abbreviated name: "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.4. **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

3.6.5. **Full registered name:** "Center of logistical support" Closed Joint –Stock Company

Abbreviated name: "CMTO" CJSC

Location: 5/2, Vishnyakovoy Str., Krasnodar, 350001

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: logistical support services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.6. **Full registered name:** "Private security service "Zaschita-S" Limited Liability Company

Abbreviated name: "CHOP "Zaschita-S" Ltd.

Location: 47/1, Sovetskaya Str., Volgograd, 400005

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: private security services

The company's importance for the issuer's business activity*:* the company is in the process of liquidation.

3.6.7. **Full registered name:** "Armavirskiy zavod svyazi" Associated Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

3.6.8. **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" Ltd.

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but significant in respect to structuring of the bond issues.

3.6.9. **Full registered name:** "Kuzminov Stavtelecom" Open Joint –Stock Company

Abbreviated name: "Kuzminov Stavtelecom" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 81 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: local telephone services (urban and rural)

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.10. **Full registered name:** Closed Joint –Stock Company TV and radio broadcasting company "Foton"

Abbreviated name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya Str., Krasnodar, Krasnodar krai, 350033, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50.5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: provision of services of air, cable, sattelite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.11. **Full registered name:** Company with Limited Liability Creative Association "Accent"

Abbreviated name: OOO TO "Accent"

Location: 68, Krasnoarmeiskaya Str., Krasnodar, Krasnodar krai, 350000, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 51 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: provision of services of air, cable, sattelite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.12. **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 13d, Kommunisticheskaya Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.13. **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.14. **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.15. **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.16. **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 45 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.17. **Full registered name:** "Stavropolskoe Commercial Television" closed Joint –Stock Company

Abbreviated name: "SKET" CJSC

Location: 4, Tukhachevskiy Str., Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 26.82 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Broadcasting TV programs

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.18. **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" Ltd.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 24 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but it is important in respect to organization of the process of construction of communication networks, because "Yug-Giprosvyaz" Ltd. is one of the Issuer's main designers.

3.6.19. **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 23,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.7. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.7.1. Fixed Assets

Original (replacement) value of fixed assets:

As at 31 December 2004 – the last complete fiscal year - RUR 40,145,729 ths

As at 31 March 2005 – the last completed reporting period - RUR 40,761,801 ths

Depreciation charges:

As at 31 December 2004 – the last complete fiscal year - RUR 10,418,650 ths

As at 31 March 2005 – the last completed reporting period - RUR 10,941,431 ths

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Fixed assets group	Complete balance sheet value prior to revaluation, RUR	Depreciated cost prior to revaluation, RUR	Date of revaluation	Complete balance sheet value after revaluation, RUR	Depreciated cost after revaluation, RUR
Buildings	1 853 856 000	1 312 379 000	01.01.2003	4 010 036 000	2 857 613 000
Total:	1 853 856 000	1 312 379 000	-	4 010 036 000	2 857 613 000

As of 30.03.2005 revaluation of only one group "buildings" of the Issuer's fixed assets was carried out.

Revaluation method:

Revaluation was carried out according to market value by direct recalculation on the basis of the data confirmed by documents.

Information about the appraiser:

Full registered name: ***"ROSTO" Limited Liability Company***

Abbreviated name: ***"ROSTO" Ltd***

Location: ***102, Novorossiyskaya Str., Krasnodar, 350058***

TIN: ***2308057388***

Postal address: ***102, Novorossiyskaya Str., Krasnodar, 350058***

Phone: ***(861) 255-00-49***

Fax: ***(861) 255-00-49***

E-mail: ***elan@istnet.ru***

In 2004 the Issuer does not plan to acquire, replace or retire fixed assets which value exceeds 10 %

Information on all the facts of the Issuer's fixed assets burden as of the date of approval of the Issuer's quarterly report

Character of the fixed assets burden	Date of the burden beginning	Valid till	Other terms (balance sheet value, RUR)
Pledged under the Credit Agreement № 23 with the Savings Bank of the Russian Federation	28.02.2003	24.01.2006	729 655.50
Left as a security under the Credit Agreement № 78489 of 05.08.2003 with the Krasnodar branch of OJSC "Alfa-Bank" (ERP)	05.08.2003	09.12.2006	698 648.52
Left as a security under the Credit Agreement № 060/214/03 of 08.08.2003 with the International Moscow Bank	08.08.2003	08.08.2005	390 041.37
Left as a security under the Credit Agreement № KRD/RK/59/03 of 14.10.2003 with AKB "Rosbank"	14.10.2003	10.10.2006	1 150 075.58
Left as a security under the Credit Agreement № 218 of 22.12.2003 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	1 818 653.87
Left as a security under the Credit Agreement №78914 of 02.02.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	02.02.2004	02.02.2005	124 687.50
Left as a security under the Credit Agreement № KRD/RK/013/04 of 16.03.2004 with AKB "Rosbank"	16.03.2004	14.03.2007	1 144 758.38
Left as a security under the Credit Agreement № 252 of 24.03.2004 with the Savings Bank of the Russian Federation	24.03.2004	15.09.2005	105 037.99
Left as a security under the Credit Agreement №1943 of 23.04.2004 with the Volgograd branch of OJSC "Alfa-Bank"	23.04.2004	21.04.2006	468 000.00
Left as a security under the Credit Agreement №79149 of 29.04.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	29.04.2004	29.04.2006	151 575.00
Left as a security under the Credit Agreement № 57/04 of 29.04.2004 with the Krasnodar branch of OJSC "Promyshlenno-stroitelniy bank"	29.04.2004	26.04.2007	1 277 327.50
Left as a security under the Credit Agreement №79172 от 06.05.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	06.05.2004	06.05.2006	152 100.00
Left as a security under the Credit Agreement №79257 от 03.06.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	03.06.2004	01.05.2006	514 800.00
Left as a security under the Credit Agreement № 311 of 21.06.2004 with the Krasnodar branch of the Savings Bank of the Russian Federation	21.06.2004	16.12.2005	115 293.37
Left as a security under the Credit Agreement № 144 of 23.06.2004 with "VKABANK" OJSC	23.06.2004	25.09.2005	147 309.00
Left as a security under the Credit Agreement № 78/04 of 22.07.2004 with "Vneshtorgbank" OJSC	22.07.2004	21.07.2007	316 491.12
Left as a security under the Credit Agreement № 80/04 of 28.07.2004 with "Vneshtorgbank" OJSC	28.07.2004	26.07.2007	316 400.00
Left as a security under the Credit Agreement № 93/03 of 31.08.2004 with "Vneshtorgbank" OJSC	31.08.2004	30.08.2007	293 800.00
Left as a security under the Credit Agreement № 104/04 of 30.09.2004 with "Vneshtorgbank" OJSC	30.09.2004	31.08.2007	316 400.00

Character of the fixed assets burden	Date of the burden beginning	Valid till	Other terms (balance sheet value, RUR)
Left as a security under the Credit Agreement № 103/04 of 30.09.2004 with "Vneshtorgbank" OJSC	30.09.2004	29.09.2006	117 609.41
Left as a security under the Credit Agreement № 464 of 20.12.2004 with the Savings Bank of the Russian Federation	20.12.2004	16.06.2006	165 300.00
Left as a security under the Credit Agreement №79705 от 27.12.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	27.12.2004	27.12.2007	625 092.94
Left as a security under the Credit Agreement №3109 от 19.01.2005 AKB "Yugbank"	19.01.2005	15.07.2005	105 555.10
Left as a security under the Credit Agreement № 499 of 09.02.2005 with the Savings Bank of the Russian Federation	09.02.2005	04.08.2006	280 775.10
Left as a security under the Credit Agreement №79831 от 21.02.2005 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	21.02.2005	19.08.2005	185 117.51
Left as a security under the Credit Agreement №79849 от 28.02.2005 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	28.02.2005	26.08.2005	114 783.87
Left as a security under the Credit Agreement № 14/05 of 09.03.2005 with "Vneshtorgbank" OJSC	09.03.2005	30.07.2006	188 160.36
Left as a security under the Credit Agreement № 533 of 29.03.2005 with the Savings Bank of the Russian Federation	29.03.2005	25.09.2006	421 747.57
TOTAL			**12 435 196.55**

3.7.2. Value of Issuer's Real Estate

Total value of real estate:

As at 31 December 2004 – the last complete fiscal year - RUR 15,376,919 ths

As at 31 March 2005 – the last completed reporting period - RUR 15,755,319 ths

Depreciation charges:

As at 31 December 2004 – the last complete fiscal year - RUR 3,478,368 ths

As at 31 March 2005 – the last completed reporting period - RUR 3,635,133 ths

Information about the valuation of real estate.

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

IV. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Indicator	2000	2001	2002	2003	2004	1Q 2005
Revenue, RUR	2 173 973	2 597 226	10 531 981	13 506 587	16 752 576	4 290 401
Gross profit, RUR	549 708	636 499	2 697 192	3 053 640	3 393 593	1 043 706
Net income (retained earnings (uncovered loss), RUR	389 067	326 525	1 561 915	1 080 437	276 649	-10 713
Labour productivity, RUR/person	173 542.99	223 513.43	237 822.76	329 477.17	425 873.25	110 668.62

Indicator	2000	2001	2002	2003	2004	1Q 2005
Yield of capital investments, %	110.88	82.38	84.35	64.7	56.35	14.39
Production assets profitability, %	13.88	8.00	9.48	3.49	0.64	-0.02
Return on equity (owned capital profitability), %	20.53	11.21	15.04	8.53	2.20	-0.09
Profitability of products (sales), %	25.09	24.51	25.61	22.61	20.26	24.33
Amount of uncovered loss as of the reporting date, RUR	0	0	0	0	0	-10 713
Uncovered loss as of the reporting date to balance currency ratio	0	0	0	0	0	-0.0002

The above indicators were calculated according to the methodology recommended by the standard acts of the federal authorities.

Economic analysis of the Issuer's business efficiency:

In 2002 due to consolidation of indicators the Issuer showed a considerable growth of revenues over 2001– by 4 times. Net profit has increased by 4.8 times, gross profit – by 4.2 times.

In 2004 revenues from telecom services increased 24 % over 2003.

During the analyzed five years gross profit showed a stable increase, 2004 gross profit was up 11.13% over 2003.

High level of net profit in 2002 was caused by a single atypical transaction in structure of operating income – selling of a large stake of the daughter enterprise. In 2003 and 2004 there were no such transactions. 2004 net profit decreased 74% over 2003 mainly due to growing interest expenses (by 3.7 times to RUR 2,007 mln) caused by heavy external borrowings for realization of the Company's active investment program in 2003-2004.

Labour productivity increase in 2004 over 2003 resulted from the staff reduction by 4 % as well as a 24%- growth of revenues from telecom services.

Decrease in capital productivity by 8.3 percentage points over 2003 was also attributable to the active investment policy of the Issuer.

In 2004 indicators of assets profitability and owned capital profitability decreased over 2003 by 2.85 and 6.33 percentage points, accordingly.

Factors that in opinion of the Issuer's governing bodies have affected the amount of profits/losses of the Issuer reflected in the accounting records:

Year	Loss / profit, RUR ths	Factors accounting for the Issuer profit/loss
1999	244 520	The Issuer gained profit from selling telecom services (87% of gross revenue)
2000	389 067	The Issuer gained profit from selling telecom services (88% of gross revenue)
2001	326 525	The Issuer gained profit from selling telecom services (96% of gross revenue)
2002	1 561 915	The Issuer gained profit from selling telecom services (95% of gross revenue) as well as from a single atypical transaction in structure of operating income – selling of a large stake of the daughter enterprise
2003	1 080 437	The Issuer gained profit from selling telecom services (98% of gross revenue)
2004	276 649	The Issuer gained profit from selling telecom services (97,32% of gross revenue)

**** 2002-2003 - taking into consideration the Company's reorganization through merger of 9 telecom companies into it.***

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services in the reporting period:

Change of the Amount of revenues resulted from increase of revenues from sale of telecommunications services (tariff growth, increase in number of basic telephone sets).

Year	Change of the amount of revenue, ths rubles	Change of the amount of revenue, %	Factors That Have Influenced the Change of the Amount of revenue
2000	545 955	33,53	– Revenues from telecommunications services (+90.42 %) a) Revenues from domestic and international long-distance telephony (+46.10 %) due to increase in volume of international traffic, tariff growth. б) Revenues from local telephony (+36.41 %) due to network development and growth of monthly subscriber fee. в) Revenues from other telecom services (+7.91 %) – Other factors (+9.58 %)
2001	423 253	19,47	– Revenues from telecommunications services (+133.88 %) a) Revenues from domestic and international long-distance telephony (+54.94 %) due to increase in volume of international traffic, tariff growth. б) Revenues from local telephony (+58.85 %) due to network development and growth of monthly subscriber fee. в) Revenues from other telecom services (+20.09 %) – Other factors (-33.88 %)
2002	2 313 492	28,15	– Revenues from telecommunications services (+97.51 %) a) Revenues from domestic and international long-distance telephony (+49.64 %) due to increase in volume of international traffic, tariff growth. б) Revenues from local telephony (+36.77 %) due to network development and growth of monthly subscriber fee. в) Revenues from other telecom services (+11.10 %) – Other factors (+2.49 %)
2003	2 974 606	28,24	– Revenues from telecommunications services (+101.14 %) a) Revenues from domestic and international long-distance telephony (+32.47 %) due to increase in volume of international traffic, tariff growth. б) Revenues from local telephony (+50.11 %) due to network development and growth of monthly subscriber fee. в) Revenues from other telecom services (+18.55 %) – Other factors (-1.14 %)
2004	3 245 989	24,03	– Revenues from telecommunications services (+97.32 %) a) Revenues from domestic and international long-distance telephony (+39.94 %) due to increase in volume of international traffic, tariff growth. б) Revenues from local telephony (+38.59 %) due to network development and growth of monthly subscriber fee. в) Revenues from other telecom services (+18.79 %) – Other factors (+2.68 %)
1Q. 2005	497 304	13,11	– Revenues from telecommunications services (+98.66 %) a) Revenues from domestic and international long-distance telephony (+36.63 %) due to increase in volume of international traffic, tariff growth. б) Revenues from local telephony (+41.37 %) due to network development and growth of monthly subscriber fee.

Year	Change of the amount of revenue, ths rubles	Change of the amount of revenue, %	Factors That Have Influenced the Change of the Amount of revenue
			в) Revenues from other telecom services (+20.65 %) – Other factors (+1.34 %)

Factors That **in the opinion of the Issuer's governing bodies** Have Influenced the Change of the Amount of Profits (Losses) of the Issuer from Core Activity **in the last five completed fiscal years** :

2004 revenue growth rate from sales was less than cost price growth rate by 3.77 % compared to 2003.

RUR ths

Description	2000	2001	2002	2003	2004	1Q2005
Change of the factors That Have Influenced the Amount of revenue from sales						
Revenue	545 955	423 253	2 313 492	2 974 606	3 245 989	497 304
Cost value	432 826	336 462	1 561 240	2 618 158	-2 906 036	-187 960
Business expenses	712	-4 355	0	0	0	0
Administrative expenses	0	0	0	0	0	0
Change of revenues from sale	**112 417**	**91 146**	**752 252**	**356 448**	**339 953**	**309 344**

**** 2002-2003 - taking into consideration the Company's reorganization through merger of 9 telecom companies into it.***

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.2. Liquidity of the Issuer

Indicator	2000	2001	2002	2003	2004	1Q2005
Own circulating assets (working capital), ths RUR	-583 527	-732 294	-3 473 410	-13 486 001	-25 089 170	-25 258 707
Financial dependence ratio	0.48	0.40	0.58	1.43	2.42	2.45
Own assets autonomy ratio	0.68	0.71	0.63	0.41	0.29	0.29
Availability of own circulating assets for reserves	-4.97	-4.51	-5.95	-12.48	-20.46	-21.27
Fixed assets index	1.31	1.25	1.33	2.06	2.98	3.03
Current liquidity ratio	0.68	0.67	0.55	0.48	0.37	0.36
Quick liquidity ratio	0.35	0.36	0.32	0.18	0.13	0.12

Indicators of "Kubanelectrosvyaz" OJSC are shown in the table for the year 2000, indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2004 and 1Q05 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The above indicators were calculated according to the methodology recommended by the Regulations on information disclosure by Issuers of emissive securities approved by the Federal Commission for Securities Market of Russia № 03-32/ps.

In 2004 own working capital decreased 86.04% over 2003 as a result of considerable excess of growth rates of the working capital over change of the Company's own capital. Such dynamics can not be considered as deterioration of the Issuer's financial position because growth of assets was financed from long-term borrowed funds.

2004 financial dependence ratio was up 0.99 percentage point over 2003 indicating a decrease in the Issuer's financial stability.

2004 own assets autonomy ratio was down 0.12 percentage point over 2003 also indicating a decrease in the Issuer's financial stability.

As the non-circulating assets of the company are partially financed from borrowed funds, availability of own circulating funds for reserves is negative.

The fixed assets index is higher than the recommended value (0.9), while the recommended value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.

Ratios of current liquidity and quick liquidity were down in 2004 over 2003 by 0.11 and 0.5 percentage points accordingly, due to increase in the portion of short-term debts and decrease in the share of working capital in 2003-2004 balance structure.

4.3. Amount, Structure and Sufficiency of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	2000	2001	2002	2003	2004	1Q 2005
Authorized capital, RUR	506 143 000	506 143 000	1 297 779 000	1 297 779 000	1 297 779 000	1 297 779 000
Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0	0	0	0	0	0
The Issuer's reserves formed from the Company's profit, RUR.	47 260 000	47 260 000	63 260 000	64 889 000	64 889 000	64 889 000
Additional paid-in capital reflecting increase of assets value after revaluation, RUR	809 513 000	1 406 091 000	4 215 276 000	5 724 394 000	5 639 535 000	5 629 201 000
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR	0	0	0	0	0	0
Retained net profit of the Issuer, RUR	297 158 000	326 525 000	1 561 915 000	1 080 437 000	276 649 000	- 10 713 000
Social fund, RUR	63 881 000	8 825 000	0	0	0	0
Retained earnings of the past years, RUR	124 745 000	481 100 000	3 110 340 000	4 326 043 000	5 142 900 000	5 216 062 000
Total capital value of the Issuer, RUR	1 848 700 000	2 775 944 000	10 248 570 000	12 493 542 000	12 421 752 000	12 197 218 000

The values specified in the above table are shown in accordance with the Company's accounting reports.

The size of the authorized capital of the Issuer corresponds to the constituent documents of the Issuer.

Analysis of the change of the size and structure of the Issuer's capital (with indication of the amount of such changes of factors of availability of the Issuer's capital and circulating assets (in the opinion of the Issuer's governing bodies)):

Share of the own capital in the structure of balance sheet liabilities has been decreasing during the last five years excluding the year 2001 when the own capital share increased by 2.1% to 68.03%. As

of 31.12.2004 share of own capital made 28.64 %, a 11.7 %-decrease over 31.12.2003.

Additional paid-in capital makes the main part of the Issuer's capital structure, as of 31.12.2004 such share stood at 45.4%. During the last five years the largest share of additional capital in the capital structure was in 2001 making 50.65%.

Share of the authorized capital in the own capital structure decreased from 27.38% to 10.39% during 2000-2003 and increased to 10.45% and 10.64% in 2004 and 1Q2005 accordingly.

Share of retained net profit decreased during the analyzed period, except for 2002 when it increased by 3.48 % to 15.24%. In 2004 share of retained net profit made 223 %. In 1Q2005 the Issuer incurred losses amounting to RUR 10,713 thousand.

During the five years share of the reserve capital has changed slightly, in 2004 the reserves made 0.52 % of the own capital.

Examining the dynamics of the Issuer's own capital, one can see that during 2000-2003 it showed a stable growth. The largest increase (by 3.7 times) was in 2002 due to the reorganization of the SFD telecom operators in the form of a merger into the Issuer. In 2004 the Issuer's own capital decreased slightly by 0.6%, in 1Q2005 it was down 1.8%.

During 2000-2003 the additional capital increased. The greatest increase was in 2002 (representing 199.79 %). In 2004 the size of the additional capital decreased by 1.48 % over 2003.

During 2000-2002 retained net profit value increased, in 2003 it was down 30.8 % over 2002, and in 2004 it decreased by 74.39 % over 2003.

The reserve capital was greatly increased in 2002 (by 33.86 %). In 2003 its value increased by 2.6 % in order to meet the requirements of the Charter on the reserve capital size. In 2004 and 1Q2005 the reserves value did not change.

In 2004 and 1Q2005 the Issuer did not repurchase its shares from the shareholders.

Reasons and factors which, in opinion of the Issuer's governing bodies, have caused the changes:

Size and structure of the Issuer's own capital were greatly influenced by consolidation of assets of regional telecom operators in 2002.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Description	2000		2001		2002		2003		2004		1Q2005	
	RUR ths	%	RUR ths	%	RUR ths	%	RUR ths.	%	RUR ths	%	RUR ths	%
Inventories	117 348	36.11	162 267	37.24	584 257	22.15	1 080 286	22.45	1 226 059	21.74	1 187 521	22.11
VAT on acquired values	38 163	11.74	40 383	9.27	498 762	18.92	1 922 618	39.95	2 502 153	44.37	2 347 869	43.72
Accounts receivable (expected in over 12 months after the reporting date)	1 901	0.59	2 441	0.56	62 474	2.37	42 256	0.87	34 449	0.61	27 088	0.50
Accounts receivable (expected within 12 months after the reporting date)	151 061	46.49	195 525	44.88	1 272 783	48.27	1 463 861	30.42	1 417 679	25.14	1 318 166	24.55
Short-term financial investments	0	0.00	0	0.00	1 591	0.06	35 321	0.73	59 973	1.06	59 973	1.12
Cash and cash equivalent	16 474	5.07	35 092	8.05	216 934	8.23	268 197	5.57	398 560	7.07	428 959	7.99
Other current assets	0	0.00	0	0.00	0	0.00	412	0.01	653	0.01	718	0.01
Current assets - total	324 947	100.00	435 708	100.00	2 636 801	100.00	4 812 951	100.00	5 639 526	100.00	5 370 294	100.00

Sources of financing the Issuer's circulating assets:

Description	2000		2001		2002		2003		2004		1Q2005	
	RUR ths	**%**	**RUR ths**	**%**	**RUR ths**	**%**	**RUR ths**	**%**	**RUR ths**	**%**	**RUR ths**	**%**
Own funds	1 848 700	65.94	2 775 944	68.03	10 248 570	62.23	12 493 542	40.34	12 421 752	28.64	12 197 218	28.34
Long-term loans and credits	187 707	6.69	185 533	4.55	298 853	1.81	4 772 416	15.41	11 343 885	26.16	11 490 943	26.70
Short-term loans and credits	91 909	3.28	182 497	4.47	1 160 487	7.05	5 371 906	17.35	8 074 234	18.62	7 940 822	18.45
Accounts payable	282 261	10.07	421 486	10.33	3 348 898	20.34	4 491 362	14.50	6 749 326	15.56	6 540 597	15.19
Other sources of financing	393 129	14.02	514 755	12.62	1 410 656	8.57	3 840 799	12.40	4 776 991	11.02	4 875 061	11.32
Total	2 803 706	100.00	4 080 215	100.00	16 467 464	100.00	30 970 025	100.00	43 366 188	100.00	43 044 641	100.00

Analysis of the change of the size and structure of the Issuer's working capital (with indication of the amount of such changes of factors of availability of the Issuer's capital and circulating assets (in the opinion of the Issuer's governing bodies)):

Indicators of "Kubanelectrosvyaz" OJSC are shown in the table for the year 2000, indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2004 and 1Q05 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The largest increase of the working capital (by 6 times) was in 2002 due to the reorganization of 9 SFD telecom operators in the form of a merger into the Issuer. In 2004 the Issuer's circulating assets increased by 1.2 times over 2003.

The main portion in the working capital structure constitutes inventories, value-added tax, short-term accounts receivable. In 2004 inventories made 21.74 % of the total amount of the working capital, VAT – 44.37 %, short-term receivables – 25.14 %.

2004 saw the following changes in the circulating assets structure as compared to 2003: inventories increased by 1.1 times, VAT rose by 1.3 times, long-term debts decreased by 18.5%, short-term debts decreased by 3.2%, short-term financial investments increased by 1.7 times (by 24,652 ths rubles), monetary funds increased by 1.5 times.

Increase in inventories was due to acquisition of materials for projects' construction, VAT increase – due to VAT increase in capital construction and leasing equipment.

The Issuer's policy on financing the Issuer's working capital:

The Issuer tries to minimize the current accounts payable which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of working capital.

Factors that may result in changing the policy of financing the circulating assets

- ***actions aimed at reduction of accounts receivable, decrease of the stock level, acceleration of the circulating assets turnover;***
- ***growth of market prices of working stock and other kinds of inventories;***
- ***financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;***
- ***change of prices on services provided by the Issuer.***

Probability of such factors' occurrence:

- ***the Issuer's policy on assets management regarding receivables and stock is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;***
- ***cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.***

4.3.2. Issuer's Equity and Current Assets Adequacy

Sufficiency of issuer's own capital for fulfilling short-term liabilities and covering current operating expenses of the issuer.

Own capital (RUR ths)

2000	2001	2002	2003	2004	1Q2005
1 848 700	2 775 944	10 248 570	12 493 542	12 421 752	12 197 218

Short-term liabilities (RUR ths)

2000	2001	2002	2003	2004	1Q2005
523 561	785 860	4 921 569	10 277 378	15 337 577	15 157 811

Operating expenses (RUR ths)

2000	2001	2002	2003	2004	1Q2005
310 852	160 727	857 547	1 270 839	3 200 802	1 013 129

Indicators of "Kubanelectrosvyaz" OJSC are shown in the table for the year 2000, indicators of "UTK" PJSC are shown in the table for the year 2001. The data for 2002-2004 and 1Q05 are calculated for base company and all of the merged communications operators ("UTK" PJSC, "Volgogradelectrosvyaz" OJSC, "KabBalktelecom" OJSC, "Karachaevo-Cherkesskelectrosvyaz" OJSC, "Svyazinform" of the Astrakhan Region" OJSC, "Sevosetinelectrosvyaz" OJSC, "Electrosvyaz of Adygeia Republic" OJSC, "Electrosvyaz of Kalmykia Republic" OJSC, "Rostovelectrosvyaz" OJSC, "Electrosvyaz" of Stavropol Territory" OJSC).

The amount of own capital is not sufficient to pay the Issuer's short-term debts and cover its operating expenses.

Amount of the Issuer's average daily operating expenses for the last expired quarter preceding the expiry date of the last reporting quarter:

RUR 7,201 ths (4Q2004)

Estimate of the sufficiency of issuer's circulating assets for covering current operating expenses.

As of 1 April 2005 one rouble of operating expenses falls at 11.75 rubles of circulating assets. It is quite sufficient to cover the Issuer's current operating expenses.

4.3.3. Monetary funds

The Company's monetary funds requirement for the next quarter, year and their potential sources.

Period	Monetary funds requirement, RUR ths	Potential sources
2Q2005	7 189 405	Own funds 66.16 % Borrowed funds 24.40 % Earnings from investments 9.44 %
2005	30 277 231	Own funds 66.47% Borrowed funds 31.07% Earnings from investments 2.46%

Monetary funds requirements for 1Q2005 and 2005 are shown in accordance with the Issuer's 2005 budget approved by its Board of Directors.

Own funds include earnings from telecom services (residential, budget and business sectors), telecom operators, activity as an agent and other.
Borrowed funds include bond loans, long-term and short-term credits.
Earnings from investments include earnings from realization of long-term assets, interest income, repaid loans.

Adverse factors that can affect the Issuer's monetary funds requirement and its opportunity to receive them:
- ***necessity of repayment or payment of incomes under bonds;***
- ***necessity of repayment or payment of interest under credits;***
- ***necessity of purchase of basic assets according to the budget of the Issuer or development and modernization program of the Company.***

Access of the Issuer to bank credits, attraction of monetary funds by securities' issue, borrowed funds from other sources (including loans granted by the companies that can exert influence on the Issuer due to dominant share in its authorized capital or agreement concluded among them or any other way):

In 2005 the Issuer plans to receive credits in commercial banks.

Other possible sources of financing:
The Issuer plans no other sources of financing but earnings from operating activity, borrowed funds (bank credits, placement of bond issues).
Amount of possible financing:
None

Data on frozen bank account balances, name of the banks, reasons and terms of the freeze.
No frozen accounts.

The issuer's accounts payable on bank credit file.
No such accounts payable.

4.3.4. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the quarter under report.

1) Investments in securities.

Kind, category (type), form of securities: ***ordinary registered non-documentary shares***
Full and abbreviated registered name of the issuer: ***Open Joint –Stock Company "Health-care center "Orbita"/ OJSC "Health-care center "Orbita".***
Location: ***Olginka, Tuapse district, Krasnodar Krai, 352840***
State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal

		district

Number of securities owned by the Issuer: ***354 400***

Total par value of securities owned by the Issuer: ***354 400 000***

Total balance value of securities owned by the Issuer: ***354 400 000***

Balance value of securities of the Issuer's subsidiaries and affiliates: ***354 400 000***

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination: ***none***

Period of payment: ***none***.

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company: ***none***

Payout period: ***none***.

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made:

In the opinion of the Issuer potential losses are limited to balance value of investments.

2) Non-emissive securities:

Financial investment of the issuer in non-emissive securities making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

3) Other financial investments:

Other financial investment of the issuer making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

Information of reserves created for devaluation of the securities.

In December 2003 pursuant to PBU 19/02 the Issuer created reserve for devaluation of financial investments (as of 30.09.2004 size of the reserve makes 38, 776, 001 rubles).

The Issuer's funds are not placed on deposit or other accounts in banks and other credit organizations which licenses have been suspended or withdrawn or concerning which the decisions on reorganization, liquidation of such credit organizations, starting the procedure of bankruptcy, or recognition of such organizations bankrupt have been accepted.

Accounting Standards according to which the Issuer has made calculations reflected in the present item of the Emissive prospectus:

Financial investments are reflected by the Issuer on account 58 according to PBU 19/02 "Accounting for financial investments" approved by Order of the Ministry of Finance of the Russian Federation №126n of 10.12.2002.

4.3.5. Issuer's Intangible Assets

Structure, Original (replacement) cost of intangible assets and depreciation charged in the reporting period:

№	Group of intangible assets	31.03.2005	
		Overall value, RUR	Depreciation charged, RUR
1	Exclusive rights to trade marks and service marks	89 951	12 001

№	Group of intangible assets	31.03.2005	
		Overall value, RUR	**Depreciation charged, RUR**
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2 042 298	1 267 360
	TOTAL	2 132 249	1 279 361

There were no contributions of intangible assets to the authorized capital or on a gratis basis.

Accounting for intangible assets.

Intangible assets are reflected according to "Accounting rules for intangible assets" PBU 14/2000, approved by the Order of the Ministry of Finance of the Russian Federation № 91n of 16.10.2000.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.

The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

The cost of intangible assets is redeemed through the accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development in the reporting period preceding the expiry date of the previous reporting period, in respect of licenses and patents, new designs and research at the expense of the Issuer's own funds in such reporting period.

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

Period	Payments for licenses, RUR	Payments for NIOKR, RUR
2004	747 487	3 219 160
1Q2005	6 949	0
Total	754 436	3 219 160

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property (including data on the date of issue and termination of patents for invention, utility model and industrial model, on the state registration of trade marks and service marks, names of the place of products' origin):

№	Kind and № of protection passport	Name	Date of issue	Period of validity	Place of the product origin	Main directions of usage	Results of usage	Risk factors
	Object of intellectual property – "invention"							
	The Issuer has no registered objects of intellectual property							
	Object of intellectual property – "utility model"							
	The Issuer has no registered objects of intellectual property							
	Object of intellectual property – "trade mark and service mark"							
1.	243488	Certificate of trade mark (service mark)	15.04.2003	10 years	-	The main direction of the trade mark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the	Making the Company more recognizable, the Company's positioning in the telecom market	Risk associated with the possibility of withdrawal of the certificate

№	Kind and № of protection passport	Name	Date of issue	Period of validity	Place of the product origin	Main directions of usage	Results of usage	Risk factors
						Company, creation of strong advertising brand.		on usage of trade mark, is minimal.
	Object of intellectual property – "software program"							
1.	Computer-based billing system ASR "KURS" *							
2.	Software ASU BUKHUCHOT **							
	Object of intellectual property – "data base"							
	The Issuer has no registered objects of intellectual property							
	Object of intellectual property - "industrial model"							
	The Issuer has no registered objects of intellectual property							

- conformance certificate № OS/1-ST-170 issued on 9.08.2001 by the Ministry for Communications of the Russian Federation, valid till 9.08.2004. Purpose: automation of business accounting.

***** - Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business accounting.***

4.5.Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- Transition to time-based billing system for local outgoing calls;

- fundamental improvement of tariff policy;

- Increase of a technical level of public telephone systems.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- ***Growth of local tariffs;***
- ***Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;***
- ***Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;***
- ***Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.***

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the

Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared, solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Factors and terms having effect on the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity:

1) The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based billing system of payment.

The management cannot predict effect of the new Law on the Company activity.

2) Running processes of integration of alternative telecoms in large holdings.

Forecast concerning duration of the specified factors and conditions:

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period:

In future the main negative effect is expected from strengthening of competition especially with mobile operators.

Probability of occurrence of such events (factors):

Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross National Product have a positive effect on the Company's activities.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and

Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies in accordance with its Charter:

- ***General Shareholders' Meeting is the Company's supreme governing body.***
- ***Board of Directors is a collective governing body exercising general management of the Company's activity.***
- ***Management Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.***
- ***General Director is the personal executive power exercising management of the Company's current activity.***

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1) *making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint-Stock Companies" to be voted in favour of them by 3/4 of voting shareholders present at the Meeting);*

2) *the Company's reorganization that shall be voted in favor of it by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*

3) *the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*

4) *election of the Board of Directors' members by a cumulative voting;*

5) *early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*

6)*determining quantity, nominal value, category (type) of the Company's declared shares and rights given to their holders that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*

7) *increase of the Company's charter capital by increasing the shares' nominal value that*

shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

8) increase of the Company's charter capital by distribution of additional shares by means of public subscription, should the number of additional shares exceed 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

9) increase of the Company's charter capital by distribution of additional shares by means of private subscription, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

10)reduction of the Company's charter capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

11)election of the members of the Company's Auditing Commission and early termination of their terms of reference that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

12)approving the Company's auditor, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

13)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses including dividend payment that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

14)procedure for conducting a General Shareholders' Meeting, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

16)taking decision on conclusion of related-party transactions in accordance with Article XI of the Federal law "On Joint Stock Companies";

17)taking decision on concluding major transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the distribution by subscription of the Company's common shares and distribution of the issued securities transferable into the Company's common shares, that shall be voted in favor of them by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

18)participating in holdings, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

19) approving internal regulations on functions of the Company's organs, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

20) distribution of the Company's bonds and other emissive securities transferable into shares if they are distributed by means of private subscription or public subscription, in case the bonds (emissive securities) can be transferred into the Company's common shares exceeding 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

21)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

22) release of a person who on his own or together with his affiliated persons acquired over 30 percent the Company's registered common shares from obligations to purchase shares from

other Company's shareholders, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting with the exception of the votes held by this person or his affiliated persons;

23) delegation of the authority of the Company's individual executive power to the managing organization or the manager , that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

24) other matters stipulated by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting shall have the right to take decision on issues set forth in subparagraphs 2,7,8,9,15-19,23 of the present Charter only upon the presentation of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce proposals into the agenda of an Annual or Extraordinary General Shareholders' Meeting shall not require from the Board of Directors introduction of the mentioned issues into the Meeting's agenda.

General Shareholders' Meeting shall not be entitled to consider and take decisions on matters outside its competence pursuant to the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) *Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;*
2) *Preliminary approval of transactions exceeding the limits of the Company's annual budget;*
3) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
4) *Approval of a General Shareholders' Meeting's agenda;*
5) *Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;*
6) *Preliminary approval of the Company's annual report;*
7) *increase of the Company's charter capital by distribution of additional shares not exceeding the number of declared shares specified by the present Charter except for the matters pursuant to subparagraphs 8,9 of paragraph 12.2. hereof;*
8) *distribution of the Company's bonds and other emissive securities not transferable into the Company's shares under the terms of their distribution;*
9) *distribution of the Company's bonds and other emissive securities transferable into shares if the aforesaid bonds (emissive securities) shall be distributed by means of public subscription, and the bonds (emissive securities)may be transferred into the Company's common shares constituting no more than 25 percent of the Company's common stock having already been distributed;*
10) *determining property value, price of placement and repurchase of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";*
11) *approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;*
12) *acquisition of the Company's registered shares, bonds and other securities;*
13) *approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar;*
14) *recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;*

15) allocation of the Company's reserve and other funds;

16) supervision of internal control procedures;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;

18) approval of the Statute on the Company's branch establishment executing internal control functions, approval of candidate to be appointed head of a branch, considering other issues to be approved by the Board of Directors pursuant to the Statute on the Company's branch establishment

19) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;

20) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 25 – 50 percent of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with distribution of the Company's common shares by means of subscription (sale), and transactions connected with distribution of the emissive securities transferable into the Company's common shares;

21) approving related-party transactions in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";

22) approval of the Company's organizational structure including the main functions of branch establishments;

23) establishing the Company's branches and representative offices and their liquidation, approving Statutes on branches and representative offices;

24) preliminary approving candidates to be appointed Directors of a branch or representative office and their dismissal;

25) approval of annual budgets, development strategies and programs, making alterations in these documents and considering the results of their realization;

26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;

27) electing (reelecting) the Board of Director's Chairman and the Vice-chairman;

28) formation of the Company's collective executive organ (Management Board), determining its term of office and pre-term cessation of powers of the members of the Management Board;

29) approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board;

30) permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;

31) formation of standing or interim committees of the Board of Directors, approval of their Statutes;

32) appointment and dismissal of the Company's Corporate Secretary, approval of Statute on the machinery of the Company's Corporate Secretary;

33) approving terms of employment contracts (additional agreements), concluded with General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; examining cases to be approved by the Board of Directors in accordance with the aforesaid contracts;

34) approving resolutions on the Company's participation (joining as a participant, termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations as well as by contributing to their legal capitals;

35) approving resolutions on the Company's participation in non-commercial organizations,

except for the cases stipulated by subparagraph 18 of paragraph 12.2. hereof, by joining as a participant, termination of participation, bringing additional contributions (fees) in relation to the Company's participation in non-commercial organizations;

36) ***approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's associated companies (supreme governing bodies of other organizations) in which the Company is the sole participant;***
37) ***determining the order of the Company's cooperation with organizations in which the Company is a shareholder;***
38) ***approval of the internal document on disposal (making public) of information about the Company;***
39) ***approval of other than stipulated in paragraph 13.4 hereof internal regulations on the issues falling within the competence of the Company's Board of Directors except for the issues to be approved by the General Shareholders' Meeting or the Company's executive organs pursuant to the Company's Charter;***
40) ***other issues specified by the Federal Law "On joint-stock companies" and the present Charter.***

Issues falling into the exclusive competence of the Board of Directors, shall not be delegated for decision to collective or individual executive body of the Company.

Terms of reference of the Management Board according to the Company's Charter:

1) ***working out proposals on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs, suggestions on making corrections in the aforementioned documents;***
2) ***approving the internal control procedures;***
3) ***developing the Company's social and personnel policy;***
4) ***approving internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;***
5) ***preparing materials and draft resolutions on issues to be approved by a General Shareholders' Meeting, Board of Directors and filing materials to the committees of the Board of Directors;***
6) ***organizational and technical support of the activity of the Company bodies;***
7) ***developing technical, economic, financial and tariff policy of the Company and its branches.***
8) ***developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;***
9) ***determining the methodology of planning, budgeting and controlling of the Company and its branches;***
10) ***developing security policy of the Company and its branches;***
11) ***determining the procedure of allotting assets to a branch and withdrawing the assets owned by a branch;***
12) ***determining the quantitative structure of the branches' collective executive bodies, appointing their members, pre-term cessation of their powers approving Statute on the collective executive organ of a branch;***
13) ***preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;***
14) ***approving terms of contracts (additional agreements), concluded with the members of the collective executive organs of the branches, deputy directors, chief accountants of the branches and representative offices, examining issues to be approved by the Management Board in accordance with the aforesaid contracts;***
15) ***approving interim (quarterly) budgets of the branches, making alterations in the***

16)analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;

17)approving internal document regulating the issues referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.

Management Board has the right to adopt resolutions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

Terms of reference of the General Director according to the Company's Charter:

1) ***making decisions on the matters not referred by the present Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,***
2) ***acting as the Chairman of the Company's Management Board,***
3) ***General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;***

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

On May 25, 2004 the Issuer's Board of Directors approved the Corporate Governance Code of "Southern Telecommunications Company" PJSC.

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru/

Data on amendments introduced in the Issuer's Charter and other bylaws regulating activity of the Issuer's bodies in the last accounting period:

On 21 January 2005 the Issuer's Board of Directors approved the Dividend Policy of "Southern Telecommunications Company" PJSC (Minutes № 22 of 21.01.2005).

Internet site on which one can familiarize oneself with the Company's main bylaws:

http://www.stcompany.ru

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of each of the Issuer's governing bodies specified in item 5.1 of the quarterly report (except for the participants of the General Shareholders' Meeting):

Members of the Board of Directors:

Vadim Yevgenyevich Belov

Date of birth: 1958

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Kirovelectrosvyaz" OJSC	Chairman of the Supervisory Board
1999 – 2000	OJSC "Volgogradelectrosvyaz"	Chairman of the Board of

Period	Company	Position held
		Directors
1999 - 2000	"Electrosvyaz" OJSC, Stavropol Territory	Member of the Board of Directors
1999 - 2001	"Uralsvyazinform" OJSC	Chairman of the Board of Directors
1999 - 2000	"Electrosvyaz" OJSC, Primorski Region	Member of the Board of Directors
1999 - 2001	OJSC "Kubanelectrosvyaz"	Chairman of the Board of Directors
1999 - 2000	"Electrosvyaz" OJSC, Moscow region	Chairman of the Board of Directors
2000 - 2001	"Electrosvyaz" OJSC, Moscow region	Member of the Board of Directors
2000 - 2002	OJSC "Volgogradelectrosvyaz"	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Novosibirsk Region	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov region	Chairman of the Board of Directors
2001 - 2002	"Uraltelecom" OJSC, Sverdlovsk Region	Chairman of the Board of Directors
2001 - 2002	"Uralsvyazinform" OJSC	Member of the Board of Directors
2001 - 2003	Non-governmental Pension Fund "Rostelecom-Garantiya"	Member of the Board of the Fund
2002 - 2002	"Chelyabinsksvyazinform" OJSC	Member of the Board of Directors
2002 - 2003	Non-governmental Pension Fund "Telecom-Soyuz"	Member of the Board of the Fund
2002 - 2003	AKB "Svyaz-Bank"	Member of the Board of Directors
2002 - 2003	"RTC-Invest" CJSC	Chairman of the Board of Directors
2002 –2003	"RTC-Leasing" OJSC	Member of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Deputy General Director, member of the Management Board
2000 - till present time	"Rostelecom" OJSC	Member of the Board of Directors
2001 - till present time	"Central Telecommunications Company" OJSC	Member of the Board of Directors
2001 - till present time	"Southern Telecommunications Company" PJSC	Chairman of the Board of Directors
2002 - till present time	"North-Western Telecom" OJSC	Member of the Board of Directors
2002 - till present time	"Central Telegraph" OJSC	Member of the Board of Directors
2002 – till present time	"Uralsvyazinform" OJSC	Chairman of the Board of Directors
2002 - till present time	NP "Research Center of Telecommunications Development"	Chairman of the Board of the Partnership
2004 - till present time	"RTComm.RU"	Member of the Board of Directors

Share in the Issuer's authorized capital: 0.00004

Share of the Issuer's common stock: 0.0001

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: no options

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: no options

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Stanislav Petrosovich Avdiyants

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Electrosvyaz" OJSC, Kostroma Region	Member of the Board of Directors
1999 - 2000	"Ekaterinburgskaya telefonnaya set" OJSC	Member of the Board of Directors
1999 - 2000	"Svyazinvest" OJSC	Deputy Director of the Economic Forecasting and Consolidated Planning Department
1999 - 2001	"Svyazinform" OJSC, Chuvashia Republic	Chairman of the Board of Directors
2000 - 2000	"Rostelecom" OJSC	Member of the Board of Directors
2000 - 2001	"Svyazinvest" OJSC	Executive director - Director of the Economic Forecasting and Consolidated Planning Department
2000 - 2002	"Electrosvyaz" OJSC, Kostroma Region	Chairman of the Board of Directors
2001 - 2002	"Rostelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Magadansvyazinform" OJSC	Chairman of the Board of Directors
2001 - 2003	"Kostromskaya GTS" OJSC	Member of the Board of Directors
2002 - 2002	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - till present time	"Svyazinvest" OJSC	Executive director - Director of the Economic Planning and Tariff Policy Department
2003 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2003 - till present time	"Central Telecommunications Company" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Mikhail Borisovich Vasilyev

Date of birth: 1954

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - till present time	Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	Director
2001 - till present time	"Abrasive Plant"Ilyich" OJSC	Member of the Board of Directors
2001 - till present time	"Bolshoy Gostiniy Dvor" OJSC	Member of the Board of Directors
2002 - till present time	"Arkhenergo" OJSC	Member of the Board of Directors
2002 - till present time	"Electroapparat" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2000 – till now	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2001 – 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
2001-2003	"UTK" PJSC	Member of the Management Board, member of the Board of Directors
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
1999 – 2004	"Kubintersvyaz" CJSC	Member of the Board of Directors
2003 - 2005	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , member of the Board of Directors , General Director
2005 – till now	"UTK" PJSC	member of the Management Board , member of the Board of Directors , Deputy General Director
2004 - till now	NP "CIPRT"	Member of the Board of the Partnership
2004 – till now	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: 0.0346%

Share of the Issuer's common stock: 0.0398%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Lukich Gorbachev

Date of birth: 1950

Education: higher education

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	General Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors, Chairman of the Management Board
1999- 2002	"Kuban-GSM" CJSC	Chairman of the Board of Directors
2000 - 2003	Association of telecom operators of the Northern Caucasus	President
2001 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
2001 - 2002	"Rostovelectrosvyaz" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Volgogradelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Kabardino-Balkarskaya svyaz" OJSC	Member of the Board of Directors
2001 - 2002	"Health-care complex "Orbita"CJSC	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Member of the Board of Directors
2001 - 2003	"Southern Telecommunications Company" PJSC	General Director, Chairman of the Management Board
2002 - 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
1999 - 2004	"TeleRoss-Kubanelectrosvyaz" CJSC	Chairman of the Board of Directors
2002 - 2004	"Natsionalnaya taxofonnaya set" OJSC	Member of the Board of Directors
2003 – till present time	RF State Duma Committee for Energy, Transport and Communications	1st Vice-chairman
2001 - till present time	"Southern Telecommunications Company" PJSC	member of the Board of Directors (without remuneration)

Share in the Issuer's authorized capital: 0.0891%

Share of the Issuer's common stock: 0.0986%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Denis Viktorovich Kulikov

Date of birth: 1975

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	SPO "NAUFOR"	Specialist of the Department on Investor Protection
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2002 - 2004	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2001 - till present time	Investor Protection Association	expert
2002 - till present time	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2002 - till present time	"Ryazanenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - till present time	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Vladimirovich Dudchenko

Date of birth: 1973

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Electrosvyaz" OJSC of Kaliningrad region	Member of the Board of Directors
1999 - 2002	"Electrosvyaz" OJSC of Vladimir region	Member of the Board of Directors
1999 - 2002	"Volgpgradelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2002	"Pskovelectrosvyaz" OJSC	Member of the Board of Directors
2000 - 2001	"Novosibirskenergo" OJSC	Member of the Board of Directors

Period	Company	Position held
2002 - 2004	"Konakovskaya GRES" OJSC	Member of the Board of Directors
2002 - 2002	"Novgorodtelecom" OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC of Kemerovo region	Member of the Board of Directors
2001 - till present time	NCH Advisors,Inc (representative office in Moscow)	Head of the analytical department
2002 – till now	"Dalsvyaz" OJSC	Member of the Board of Directors
2000 – till now	"Vladimirenergo" OJSC	Member of the Board of Directors
2002 – till now	"Kirovenergo" OJSC	Member of the Board of Directors
2002 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2002 – 2004	"Svyaz" OJSC of Komi Republic	Member of the Board of Directors
2003 – till now	"VolgaTelecom" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Nikolaevich Panchenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Saint Petersburg Telegraph" OJSC	Member of the Board of Directors
1999 - 2000	"Saint Petersburg MMT" OJSC	Member of the Supervisory Board
1999 - 2000	"Moscow MMT" OJSC	Member of the Board of Directors
1999 - 2001	"PTS" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors

Period	Company	Position held
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Chairman of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
1999 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
1999 – till present time	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2003 – till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2004 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2004 – till now	"NWTelecom" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Georgy Alexeevich Romski

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Saint-Petersburg Long-distance And International telephone" PJSC	Technical Director
2001 - 2001	"Uraltelecom "OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	"MGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Central Telegraph" PJSC	Member of the Board of Directors
2001 - 2003	"Electrosvyaz" OJSC, Kaliningrad	Member of the Board of Directors

Period	Company	Position held
2002 - 2003	"SibirTelecom "OJSC	Chairman of the Board of Directors
2002 - 2003	"MobiTel"CJSC	Member of the Board of Directors
2000 - till present time	"Svyazinvest" OJSC	Deputy General Director , member of the Management Board
2001 - till present time	"Giprosvyaz" OJSC	Chairman of the Board of Directors
2001 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - till present time	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – till present time	"VolgaTelecom "O-JSC	Member of the Board of Directors
2003 – till now	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – till now	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – till now	"Rostelecom" OJSC	Member of the Management Board
2005-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Petrovna Ukhina

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 – 1999	"Sevosetinelectrosvyaz" OJSC	member of the Board of Directors
1999 - 1999	"Svyazinvest" OJSC	Deputy Chief of the Department of share portfolio management
1999 - 1999	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
1999 – 2000	"Sevosetinelectrosvyaz" OJSC	Chairman of the Board of Directors

Period	Company	Position held
1999 – 1999	"Sevosetinelectrosvyaz" OJSC	member of the Board of Directors
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Chairman of the Board of Directors
2000 - 2002	"Murmanelectrosvyaz" OJSC	Chairman of the Board of Directors
2002 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
2001 – 2002	"Yartelecom" OJSC	Chairman of the Board of Directors
2001 - 2002	"Cherepovetselectrosvyaz" OJSC	Member of the Board of Directors
2001 - 2002	"Bryansksvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vologda Region	Member of the Board of Directors
1999 - till present time	"Svyaz" PJSC, Komi Republic	Chairman of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Deputy Director of the Department of Corporate Governance
2001 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrei Anatolyevich Tshepilov

Date of birth: 1977

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department
1999 - 2001	"Svyazinvest" OJSC	Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department

Period	Company	Position held
2001 - 2002	"AltayTelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Altay Republic	Member of the Board of Directors
2001 - 2002	"Svyazinvest" OJSC	Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
2002 - 2003	"Svyazinvest" OJSC	Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department
2003 - 2003	"Svyazinvest" OJSC	Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization
2003 - till present time	"Svyazinvest" OJSC	Head of the section of the Equity Department
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Individual executive organ and members of the Issuer's collective executive organ:

Person acting as the Issuer's individual executive organ:

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2000 – till now	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors

Period	Company	Position held
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2001 – 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
2001-2003	"UTK" PJSC	Member of the Management Board
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
1999 – till now	"Kubintersvyaz" CJSC	Member of the Board of Directors
2003 - 2005	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , member of the Board of Directors , General Director
2005 – till now	"Southern Telecommunications Company" PJSC	member of the Management Board , member of the Board of Directors , Deputy General Director

Share in the Issuer's authorized capital: 0.0346%

Share of the Issuer's common stock: 0.0398%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Members of the Issuer's Management Board

Alexander Valentinovich Apalko
Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Kubintersvyaz" CJSC	Member of the Board of Directors
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2001	"Kubanelectrosvyaz" OJSC	Deputy General Director – Director of the branch "Sochielectrosvyaz"
1999 - 2002	"Kuban-GSM" CJSC	Member of the Board of Directors
2001 - 2002	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2001 - 2002	"Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"
2002 - till now	"Kubanelectrosvyaz" – branch of [illegible]	"UTK" PJSC Deputy General [illegible]

Period	Company	Position held
	Company" PJSC	"Sochielectrosvyaz"
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: 0.0195%

Share of the Issuer's common stock: 0.0225%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Lyudmila Ivanovna Devyatkina

Date of birth: 1955

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Chief of Investment Management
1999 - 2002	"Electrosvyaz" OJSC Pskov Region	Chairman of the Board of Directors
1999 - 2000	"Kostromskaya GTS" OJSC	Member of the Board of Directors
2000 - 2001	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC Vladimir region	Member of the Board of Directors
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2000 – till now	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2001 – 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
2001-2003	"UTK" PJSC	Member of the Management Board
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
1999 – till now	"Kubintersvyaz" CJSC	Member of the Board of Directors
2003 - 2005	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , member of the Board of Directors , General Director
2005 – till now	"Southern Telecommunications Company" PJSC	member of the Management Board , member of the Board of Directors , Deputy General Director

Share in the Issuer's authorized capital: 0.0346%

Share of the Issuer's common stock: 0.0399%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Beshtau Kanamatovich Kozhiev

Date of birth: 1937

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	Chairman of the Management Board
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	General Director
2002 - 2003	"Telesot" CJSC	Chairman of the Board of Directors
2002 - 2003	"InvestStart" CJSC	Chairman of the Board of Directors
2002 - till now	"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2003 - 2004	"Telesot" CJSC	Member of the Board of Directors
2003 - till now	"InvestStart" CJSC	Member of the Board of Directors
2004 –till now	CJSC "Telekompania IR"	Member of the Board of Directors

Share in the Issuer's authorized capital: 0.22215%

Share of the Issuer's common stock: 0.2731%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Svetlana Vasilyevna Korotenko

Date of birth: 1962.

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC	Director
2000 - 2001	Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC	Director

Period	Company	Position held
2001 - 2002	Tikhoretsk joint communications center – branch of "UTK" PJSC	Director
2002 - 2004	"Southern Telecommunications Company" PJSC	Deputy General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2004 – till now	"Kubanelectrosvyaz" – branch of "UTK" PJSC	Deputy General Director of "UTK" PJSC – Director of the branch

Share in the Issuer's authorized capital: 0.0159%

Share of the Issuer's common stock: 0.0189%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Victor Alexandrovich Kruzhkov

Date of birth: 1952

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Deputy General Director for Construction and Investment Policy
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2002	"AvtocenterYug" CJSC	Member of the Board of Directors
1999 - 2002	"Armavir communication facilities plant" CJSC	Chairman of the Board of Directors
2001 - 2002	"Health-care complex "Orbita" OJSC	Member of the Board of Directors
2001 - 2002	"Center of material and technical maintenance" CJSC	Chairman of the Board of Directors
2001 - 2002	"Yugsvyazstroy" CJSC	Chairman of the Board of Directors
2001 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
1999 - till now	"Kubintersvyaz" CJSC	Chairman of the Board of Directors
2001 - 2004	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications	Member of the Management Board

Period	Company	Position held
	Company" PJSC	

Share in the Issuer's authorized capital: 0.0844%

Share of the Issuer's common stock: 0.1%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Andrey Alexandrovich Litvinov

Date of birth: 1973

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Rostovelectrosvyaz" OJSC	Economist, head of securities department
2002 - 2002	"Kabardino-Balkarskie telekommunikatsii" OJSC	Member of the Board of Directors
2002 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock:none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Antonida Mikhailovna Malova

Date of birth: 1954

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Electrosvyaz" of Stavropol Territory" OJSC	Financial Director
1999 – 2000	"Stavtelecom named after V.I. Kuzminov" OJSC	Member of the Board of Directors
2001 – 2002	"Electrosvyaz" of Stavropol Territory" OJSC	First Deputy General Director for Economics and Finances
2001 – 2002	"Stavtelesot" CJSC	Member of the Board of Directors
2002 – 2003	"Southern Telecommunications Company" PJSC	First Deputy Director of the branch "Electrosvyaz" of Stavropol Territory
2003 - 2005	"Southern Telecommunications Company" PJSC	Deputy General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: 0.0005%

Share of the Issuer's common stock: 0.00012%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Yevgeni Nikolaevich Poyarkov

Date of birth: 1943

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Head of Security Service
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"KabBalktelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - till now	"Svyazinvest" OJSC	Deputy Director of Security Department
2001 - till now	"Dagsvyazinform" PJSC	Member of the Board of Directors

Period	Company	Position held
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Alexey Petrovich Prachkin

Date of birth: 1949

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Svyazinform" OJSC, Astrakhan Region	Member of the Board of Directors, Chairman of the Management Board, General Director
1999 - 2003	"Astrakhan-Mobile" CJSC	Chairman of the Board of Directors
2002 - till now	"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: 0.1319%

Share of the Issuer's common stock: 0.1350%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Alexander Markovich Roitblat

Date of birth: 1947

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory	Head
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	General Director
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	Chairman of the Management Board
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	Member of the Board of Directors
2000 - 2000	"Electrosvyaz" OJSC, Stavropol Territory	Acting General Director
2001 - till now	"StavTeleSot" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0.01533%

Share of the Issuer's common stock: 0.0152%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Tatyana Viktorovna Rusinova

Date of birth: 1958

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Murmanskelectrosvyaz" OJSC	Deputy Chief Accountant
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Vladislav Andreevich Statuev

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Head of Security Service
2001 - 2001	"Southern Telecommunications Company" PJSC	Head of Security Service
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Svetlana Gennadievna Fefilova

Date of birth: 1970

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Artelecom" OJSC	Senior programmer engineer, senior accountant
2000 - 2001	"Artelecom" OJSC	Senior specialist, accountant
2001 - 2002	"Artelecom" OJSC	Chief accountant
2002 - 2002	"Southern Telecommunications Company" PJSC	Chief accountant

Period	Company	Position held
2002 - 2003	"Southern Telecommunications Company" PJSC	Deputy General Director - Chief accountant
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2003 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Nikolay Vladimirovich Martinenko

Date of birth: 1971

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Krasnodarskaya City Telephone Exchange	Engineer
2000 - 2001	"Kubanelectrosvyaz" PJSC	Deputy Head of Telecommunications Service
2001 - 2002	"Southern Telecommunications Company" PJSC	Head of Telecommunications Service
2003 - 2004	"Southern Telecommunications Company" PJSC	Director of Telecommunications Department
2004 - till now	"Rostelegraph" CJSC	Member of the Board of Directors
2004 – till now	"CMTO" CJSC	Chairman of the Board of Directors
2004 - till now	"Stavtelecom named after V.I. Kuzminov" OJSC	Member of the Board of Directors
2004 - till now	"CCC" CJSC	Member of the Board of Directors
2004 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2004 - 2005	"Southern Telecommunications Company" PJSC	Deputy Director General
2005 - 2005	"Southern Telecommunications Company" PJSC	Acting Director General
2005 – till now	"Southern Telecommunications Company" PJSC	Deputy Director General – Technical Director

Share in the Issuer's authorized capital: 0.00015%

Share of the Issuer's common stock: 0.00011%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Amdulkhamid Kistuevich Shukhostanov

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"KabBalktelecom" OJSC	Chairman of the Management Board, Member of the Board of Directors, General Director
1999 - till now	"Kabardino-Balkarskiy GSM" CJSC	Member of the Board of Directors
1999 - till now	"Nalchikskaya sotovaya set" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"KabBalktelecom" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0.0000004%

Share of the Issuer's common stock: 0.0000005%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Dmitri Georgievich Lyakh

Date of birth: 1978

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RC"Audit Alyans" Ltd	Legal adviser
2002 - 2003	"Southern Telecommunications Company" PJSC	Legal adviser of Legal Section
2003 - 2003	"Southern Telecommunications Company" PJSC	Head of Legal Section
2003 – till now	"Southern Telecommunications Company" PJSC	Director of Legal Department, member of the Management Board
2004- till now	OJSC "OK "Orbita"	Member of the Board of Directors
2004- till now	CJSC "CMTO"	Member of the Board of Directors
2004- till now	CJSC "SSS"	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses, other propery provisions	Total
2004				
Members of the Board of Directors , RUR	833 988	1 434 672	12 889 950	15 158 610
Members of the Management Board, RUR	33 403 903	12 193 898	6 440 777	52 038 578

RUR ths

Amount of remuneration paid to Ivan Fyodorovich Ignatenko who was the member of the Board of Directors and the Management Board in 2004 is included in the specified amount of remuneration paid to the members of the Management Board.

According to the Provisions on the Company's Board of Directors approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15) remuneration of the members of the Board of Directors shall include quarterly and yearly remunerations.

1) Quarterly remuneration to each member of the Board of Directors shall be determined as percent of the Company revenue from sale of goods, products, works and services for the reporting quarter in accordance with the accounting reports of the Company.

Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.3.

Remuneration to a member of the Board of Directors shall be decreased by:

30 percent – should he be present at less than a half of the Board of Directors meetings being held in the form of joint personal presence;

100 percent – should he attend less than a half of all the Board of Directors meetings being held.

Remuneration for the quarter in which the Board of Directors has been reelected shall be paid to the members of the Board of Directors in proportion to the hours worked out in the quarter.

2) Yearly remuneration to all member of the Board of Directors shall be determined as percent of the Company net profit for the reporting year in accordance with the accounting reports of the Company.

Size of yearly remuneration to each member of the Board of Directors shall be approved by the General Shareholders' Meeting at one time with preliminary approval of the Company annual report.

Percent of deductions for calculation of the size of quarterly and yearly remunerations shall be determined by the resolution of the General Shareholders' Meeting electing the given membership of the Board of Directors.

The Issuer's Board of Directors approved the following resolutions at its session (Minutes # 44 of 25.05.2004):

1. To recommend the Annual General Shareholders' Meeting to approve the following percent of deductions for calculation of the annual remuneration for the members of the Board of Directors:

- ***0.17% of the Company's EBITDA for the reporting year as per the Company's financial statements in accordance with IAS;***
- ***0.23% of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;***

2. To distribute the annual remuneration among the members of the Board of Directors as follows:

- ***The remuneration to the Chairman of the Board of Directors is rated by the factor of 1.3.***
- ***The remuneration to other members of the Board of Directors shall be distributed equally.***

The Issuer's Annual General Shareholders' Meeting held on June 30, 2004 adopted the decision to approve the following percent of deductions for calculation of the annual remuneration for the members of the Board of Directors:

- ***0.17% of the Company's EBITDA for the reporting year as per the Company's financial statements in accordance with IAS;***
- ***0.23% of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;***

According to the Provisions on the Company's Management Board approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15) remuneration of the members of the Management Board shall be determined as percent of the Company net profit for the reporting quarter in accordance with the accounting reports of the Company and shall be paid quarterly.

Size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company upon proposal of the Chairman of the Management Board.

Percent of deductions for calculation of the size of remuneration shall be determined by the resolution of the Board of Directors.

The Board of Directors of the Issuer approved the following decisions at its session held on June 22, 2004 (Minutes # 48):

- ***to approve percent of deductions for calculation of the size of the quarterly remuneration to be paid to all members of the Management Board in the amount of 3.465% of the Company net profit for the reporting quarter according to its accounting reports.***
- ***The specified percent shall be used for calculation of the size of the remuneration to be paid to the members of the Management Board for the 1st quarter of 2004.***
- ***The remuneration to the members of the Management Board calculated in accordance with item 1 herein shall be distributed equally.***

In addition, members of the Board of Directors and the Management Board of the Issuer being employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operation, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

Powers of several or all members of the Auditing Commission may be terminated before the appointed time by General Shareholders' Meeting.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Internal Audit Department (hereinafter referred to as DVA) was formed on May 27, 2003. DVA is responsible to the Company's Board of Directors functionally and to the General Director - administratively.

DVA consists of two sections (audit and methodology and risks) in the General Directorate and six sections of internal audit in the branches.

Experts of Internal Audit Department take part in performing audit and integrated revisions, carry out methodological and analytic work, act as external experts in the work of Auditing Commissions, participate in performing audit of subordinate companies.

Budget of Internal Audit Department is formed by the director of Internal Audit Department and approved by the Company's Board of Directors.

Audit section of the General Directorate exercises control functions over activity of the following branches:

- "Electrosvyaz of Adygeia Republic";

- "Karachaevo-Cherkesskelectrosvyaz";

- "Electrosvyaz of Kalmykia Republic";

- "KabBalktelecom"

as well as over sections of internal audit in the branches "Kubanelectrosvyaz", "Rostovelectrosvyaz", "Electrosvyaz" of the Stavropol Territory", "Volgogradelectrosvyaz", "Svyazinform" of the Astrakhan Region".

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: *created on 27.05.2003.*

Term of work of key specialists: *since 27.05.2003*

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and manadement reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage

of the Company's assets.
Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.
Preparation of proposals on elimination of infringements revealed during audit, inspections of tax and other state authoroties (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).
Control over fulfillment of plans aimed at elimination of the revealed infringements.
Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.
Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for realization of actions aimed at optimization of taxation.
Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.
Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.
Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.
Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.
Gathering and analysis of information on the state of risk management system. Risks database maintenance.
Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.
Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.
Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.
Interaction with the external auditor of the Issuer:
Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Regulations "On security protection of data being a trade secret" (see Annex 1) and List of data being a trade secret (See Annex 2), approved by the resolution №9/8 of 29.07.2004 of UTK Management Board.

5.5. Information on the Members of the Auditing Commission

Lyubov Alexandrovna Greseva

Date of birth: 1976

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-1999	"Permlescontract" Ltd	Deputy Chief Accountant
1999-2000	"Permlescontract" Ltd	Acting Chief Accountant
2000-2000	"Prikamie-Lada Plus" Ltd	Chief accountant
2000-2002	"Sargona-Pro" Ltd	Chief accountant
2002-2003	"Svyazinvest" OJSC	Chief Specialist of Internal Audit Department and Economic Analysis
2003- 2004	«CenterTelecom» OJSC	Member of the Auditing Commission
2003- 2004	"Volgatelecom" OJSC	Member of the Auditing Commission
2003- 2004	"Rinet" OJSC	Member of the Auditing Commission
2003- 2004	"Tsentr vnedreniya spetsializirovannikh system" CJSC	Member of the Auditing Commission
2003- 2004	"Sotovaya Svyaz Chernozemia" CJSC	Member of the Auditing Commission
2003- 2004	"TeleRoss-Voronezh" CJSC	Member of the Auditing Commission
2003- 2004	"Penza-Mobile" CJSC	Member of the Auditing Commission
2003- till now	"Svyazinvest" OJSC	Chief Specialist of Internal Audit Department
2003- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission
2003- till now	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- till now	"ATS-32" CJSC	Member of the Auditing Commission
2004- till now	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2004- till now	"Yuzhno-Uralski sotoviy telephon" Ltd	Member of the Auditing Commission
2004- till now	"Armavirski zavod svyazi" CJSC	Member of the Auditing Commission
2004- till now	"Tyumenruscom" CJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that

may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyubov Yurievna Podgornaya
Date of birth: 1964
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RCAU Audit Alyans" Ltd	Chief accountant
2002 – till now	"UTK" PJSC	Head of the Section of Internal Audit
2004 – till now	"Armavirski zavod svyazi" CJSC	Member of the Auditing Commission
2004 – till now	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2004 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none
Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Viktorovna Prokofyeva
Date of birth: 1968
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-2001	"Telecominvest" OJSC	Specialist on taxation
2001-2001	"Svyazinvest" OJSC	Deputy director of the Department Internal Audit and Economic Analysis
2001-2003	"Svyazinvest" OJSC	Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and

Period	Company	Position held
		Economic Analysis
2003- 2004	“Lensvyaz” OJSC	Member of the Auditing Commission
2003- 2004	“Volgograd-GSM” CJSC	Member of the Auditing Commission
2003- 2004	“Armavirskiy zavod svyazi” CJSC	Member of the Auditing Commission
2003- 2004	“CMTO” CJSC	Member of the Auditing Commission
2003- 2004	“Yugsvyazstroy” CJSC	Member of the Auditing Commission
2003- 2004	“Teleross-“Kubanelectrosvyaz” CJSC	Member of the Auditing Commission
2003- 2004	“Stake GSM” CJSC	Member of the Auditing Commission
2003- 2004	“Orenburg-GSM” CJSC	Member of the Auditing Commission
2003- 2004	“Pochtobank” CJSC AKIB	Member of the Auditing Commission
2003- 2004	“Primtelefon” CJSC	Member of the Auditing Commission
2003- 2004	“Giprosvyaz” OJSC	Member of the Auditing Commission
2003- 2004	“Yuzhno-Uralskiy sotoviy telefon” Ltd.	Member of the Auditing Commission
2003- 2004	“Vestelcom” CJSC	Member of the Auditing Commission
2002- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission
2003 - till now	“Svyazinvest” OJSC	Director of the Internal Audit Department
2003- till now	“Yermak RMS" CJSC	Member of the Board of Directors
2003- till now	“NWT” OJSC	Member of the Auditing Commission
2003- till now	«CenterTelecom» OJSC	Member of the Auditing Commission
2003- till now	“Uralsvyazinform” OJSC	Member of the Auditing Commission
2003- till now	“Sibirtelecom” OJSC	Member of the Auditing Commission
2003- till now	“Rostelecom” OJSC	Member of the Auditing Commission
2003- till now	“Giprosvyaz” OJSC	Member of the Auditing Commission
2003- till now	“MGTS” OJSC	Member of the Auditing Commission
2003- till now	“WestBaltTelecom” CJSC	Member of the Auditing Commission
2003- till now	“Health-care center “Orbita” CJSC	Member of the Auditing Commission
2004- till now	“Startcom” CJSC	Member of the Auditing Commission

Period	Company	Position held
2004- till now	"Nizhegorodskaya sotovaya svyaz" CJSC	Member of the Auditing Commission
2004- till now	"Pochtobank" CJSC AKIB	Member of the Auditing Commission
2004- till now	"Tatincom-T" OJSC	Member of the Auditing Commission
2004- till now	"Primtelefon" CJSC	Member of the Auditing Commission
2004- till now	"Tvertelecom" CJSC	Member of the Auditing Commission
2004- till now	"Baikalvestcom" CJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Uzlova Natalia Valerievna
Date of birth: 1978
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2004 – till now	"Svyazinvest" OJSC	Deputy head of the section on consolidated accounting
2004- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of

the Issuer's internal or external audit committees: none

Utina Natalia Petrovna
Date of birth: 1961
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-2000	"Murmanskelectrosvyaz" OJSC	Member of the Board of Directors
1999-2000	"Electrosvyaz" OJSC of Orenburg region	Member of the Board of Directors
2000-2002	"Electrosvyaz" OJSC of Orenburg region	Chairman of the Board of Directors
2001-2002	"Electrosvyaz" OJSC of Kurgan region	Member of the Board of Directors
2003- till now	"Dalsvyaz" OJSC	Member of the Management Board
2004- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none
Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Specialists of the Internal Audit Department:

Director of the Internal Audit Department is not appointed as of the date of making the present report.

Lyubov Yurievna Podgornaya
Date of birth: 1964
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RCAU Audit Alyans" Ltd	Chief auditor
2002 – 2004	"UTK" PJSC	Head of the Section of Internal Audit
2004 – till	"UTK" PJSC	Head of the Section of methodology and risk

Period	Company	Position held
		management

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Oksana Alexandrovna Sporysh
Date of birth: 1978
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"City Line" Ltd.	Chief accountant
2000-2002	"Audit Alyans" Ltd	auditor
2002 – till now	"UTK" PJSC	Key specialist

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Tatiana Petrovna Marienko
Date of birth: 1958
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	auditor

Period	Company	Position held
2001-2004	"ROS-Audit" Ltd	auditor
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Mikhail Yevgenievich Tokar
Date of birth: 1972
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"MF Krasnodar " OJSC	accountant
2001-2004	"Promtranstechmontazh" OJSC	Deputy chief accountant
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Yevgenia Anatolyevna Kior
Date of birth: 1979
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	accountant

Period	Company	Position held
2003-2004	"Unicon" CJSC (Krasnodar branch)	expert
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Marina Ivanovna Demchenko
Date of birth: 1957
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Key auditor
2003 – 2004	"UTK" PJSC	Key auditor
2004- till now	"UTK" PJSC	Acting head of the audit section

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Borisovich Lants
Date of birth: 1975
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2003	"Account-Yug" Ltd.	Legal adviser
2003-2004	"BDO Unicon" CJSC	expert
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

- ***Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees:*** *none*

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Data on the Amount of all kinds of remuneration paid by the Issuer during the last complete financial year for Each of the Issuer's Control Body over the Financial and Economic Activities and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses and other propery provisions	Total
2004				
Members of the Auditing Commission, RUR	959 184	225 308	3 206 446	4 390 938
Specialists of the Internal Audit Department, RUR	1 821 222	551 035	235 107	2 607 363

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC, approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001), a member of the Auditing Commission shall receive compensation at the rate of 50 % of the remuneration stipulated for a member of the Board of Directors.

Members of the Auditing Commission being employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the Collective Agreement of "UTK" PJSC.

Specialists of the Internal Audit Department of "Southern Telecommunications Company" PJSC receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security for the accounting period:

Indicators	2000	2001	2002	2003	2004	1Q2005
Average payroll number of employees, people	12 527	11 620	44 285	40 994	39337	38 768
Wages fund, RUR ths	497 463	586 885	1 281 833	3 530 154	4219092	978 906
Social expenditures, RUR ths	187 451	205 396	507 859	1 094 400	1 264 868	243 990
Total expenses, RUR ths	684 914	792 281	1 789 692	4 624 554	5 483 960	1 222 896

The table shows 2002 indicators of the base company for the period from 01.01.2002 till 31.12.2002 and 2002 indicators of the merged companies for the period from the date of reorganization (31.10.2002) till 31.12.2002.

Data are presented according to the form of the statistical reporting 1-T (Annual) pursuant to the Instruction on structure of wage fund and payments of the social character approved by the decision of Goskomstat of the Russian Federation № 116 of 24.11.2000 as agreed with Economic Development Ministry of the Russian Federation, Ministry of Labor of the Russian Federation, the Central Bank of Russia.

In 2002 the increase in average number of employees was due to the reorganization in the form of a merger of 9 telecom companies. In general, change of the staff size for the period under report is not essential for the Issuer.

Information about the age and education of the Issuer's employees:

Description	2000	2001	2002	2003	2004	1Q2005
Payroll number of employees younger than 25 y.o., %	7.32	7.25	7.72	7.65	6.55	6.51
Payroll number of employees 25 to 35 y.o.,%	27.05	28.51	27.33	27.18	24.54	24.74
Payroll number of employees 35 to 55 y.o.,%	58	57.94	58.64	58.86	61.25	60.76
Payroll number of employees older than 55 y.o.,%	7.63	6.3	6.31	6.31	7.66	7.99
Total: including	100	100	100	100	100	100
those who have graduated from secondary and/or complete general education schools, %	30.97	31.05	30.27	30.37	30.5	31.73
those having primary and/or secondary vocational education, %	49.78	48.73	47.94	45.77	44.55	42.66
those who have graduated from higher schools, %	18.18	19.11	20.61	22.68	24.77	25.4
those having post-graduate education, %	1.07	1.11	1.18	1.18	0.18	0.21

The information on the employees (workers) of the Issuer having considerable impact on its financial and economic operations:

There are no such employees.

Trade-union body of the Issuer.

The Krasnodar regional territorial trade-union organization of telecommunications workers of the All-Russian trade union of the Russian Federation. On 6 October 1999 the first constituent conference of the trade-union organization was held.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

Share of participation in the authorized capital (unit investment fund) of the Issuer (number of the Issuer's ordinary shares – joint-stock company) which can be acquired by employees (workers) of the Issuer under agreements or obligations of the Issuer concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund):

There are no such adreements or obligations.

Data on granting or possibility of granting of the Issuer's options to employees (workers) of the Issuer:

There are no such adreements or obligations.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: *27 207*

Total number of nominal holders of issuer's shares: *29*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: Investment Communication Company - Open Joint-Stock Company

Abbreviated registered name: "Svyazinvest" OJSC

TIN: 7710158355

Place of business: str., 2, 55 Plyushchikha, Moscow, Russia, 119121

Share in the Issuer's authorized capital: 38.16 %

Share of the Issuer's common shares owned by the shareholder: 50.69%

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: Federal agency on federal property management

Abbreviated registered name: Federal agency on federal property management

TIN: 7710542402

Place of business: 9 Nikolsky per., Moscow, 103685

Share in the authorized capital of the Issuer's shareholder (participant): 50 % + 1 share

Voting stock share: 50 % + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: MUSTSCOM LIMITED

Abbreviated registered name: Mustcsom Ltd

TIN: not applied

Place of business: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus

Share in the authorized capital of the Issuer's shareholder (participant): 25% + 1 share

Voting stock share: 25% + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

Abbreviated registered name: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

TIN: 7704097841

Place of business: 9, Leninskiy prospect, Moscow, 117049

Share in the authorized capital of the Issuer's shareholder (participant): 25 % -2 shares

Voting stock share: 25 % - 2 shares

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.2. Full registered name: Depository Clearing Company - Private Joint –Stock Company (nominal holder)

Abbreviated name: "DCC" ZAO

Mailing address: 31/B, Shabolovka Str, building 4, Moscow, 115162

TIN: 7710021150

Share in the Issuer's authorized capital: 15.92 %

Percentage of common shares: 13.72 %

6.2.3. Full registered name: Closed Joint-Stock Company 'ABN Amro Bank A.O."(nominal holder)

Abbreviated name: CJSC "ABN Amro Bank A.O."

Place of business: 17/1, Bolshaya Nikitskaya Str., Moscow, 103 009

TIN: 7703120329

Share in the Issuer's authorized capital: 6.77 %

Common stock share: 1.85 %

6.2.4. Full registered name: Brunswick UBS Warburg Nominees Private Company (nominal holder)

Abbreviated name: "Brunswick UBS Nominees" CJSC

Place of business: 2, Paveletskaya Pl., building 2, Moscow, 115054

TIN: 7711080038

Share in the Issuer's authorized capital: 10.09 %

Common stock share: 10.14 %

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer:

Share of the Issuer's authorized capital owned by the state (municipality): 0.00028%

Manager of the block: Regional state specialized organization "Fund of State Property of the Krasnodar Krai"

Location: 176, Krasnaya Str., Krasnodar, 350020

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0.09190%

Manager of the block: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

Location: 9, Leninsky prospect, Moscow, 109049

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share') its term of validity:

no such special right is provided

Share of the Issuer's authorized capital owned by the state (municipality): 0.00031%

Manager of the block: Administration of Federal Mail Service of the Volgograd Region

Location: 9, Mira Str., Volgograd, 400066

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

no such restrictions have been provided for by the Charter of the issuer.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of Annual General Shareholders' Meeting: 02.06.1999 Cut-off date : 19.04.1999			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of Annual General Shareholders' Meeting: 31.05.2000 Cut-off date: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of annual General Shareholders' Meeting: 30.05.2001 Cut-off date: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
ROBUR ASSET MANAGEMENT	ROBUR ASSET MANAGEMENT	3.72	4.96
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4.07	5.43
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69

6.6. Data on Interested Party Transactions Made by the Issuer

Total amount of interest party transactions approved by each governing body of the issuer, based on the results of the last quarter under report: ***RUR 849,916 ths***

(Amount of transaction cannot be determined under some contracts).

All interested party transactions were approved by the Issuer's Board of Directors.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date***: there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Description	2000	2001	2002	2003	2004	1Q 2005
Accounts receivable, total, RUR ths	152 962	197 966	1 335 257	1 506 117	1 879 474	1 937 733
Overdue accounts receivable, total, RUR ths	45 877	38 639	552 353	706 663	746 567	824 342

Values are shown as at the expiry date of each completed fiscal year.

Information on the structure of the accounts receivable of the Issuer with the indication of the time of obligations execution in the last completed fiscal year

As at 31 December 2004.

Type of accounts receivable	Period in which the debt arises					
	Less than 30 days	30- 60 days	60- 90 days	90-180 days	180 days – 1 year	more than 1 year
Accounts receivable, total, RUR, including:	1 212 134 945.0	69 282 634.0	161 844 179.0	131 054 587.0	123 671 802.0	181 486 053.0
overdue, RUR	-	217 531 957.0	101 691 856.0	129 977 171.0	123 238 284.0	174 128 362.0
buyers and customers, RUR	104 720 325.0	8 591 490.0	6 118 595.0	3 008 708.0	5 081 551.0	15 083 184.0
notes receivable, RUR	-	-	-	-	-	-
debts of subsidiary and associate companies, RUR	-	-	-	-	-	-
debts of participants (founders) by contributions to the authorized capital, RUR	19 179 000.0	-	-	-	-	-
advances distributed, RUR	487 061 137.0	51 107 032.0	32 633 047.0	7 988 787.0	407 380.0	8 652 202.0
other debtors, RUR	601 174 483.0	9 584 112.0	123 092 537.0	120 057 092.0	118 182 871.0	157 750 667.0

The structure of accounts receivable is specified with doubtful debt reserve.

Information on debtors for which account no less than 10 percent of the total debts:

There are no such debtors.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

See Annex 4 (Forms 01, 02, 03, 04, 05)

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

See Annex 3 (Forms 01, 02)

7.3. Issuer's Consolidated Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Consolidated accounting reports of the Issuer are not to be included in the quarterly report for the first quarter.

7.4. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export any services

7.5. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.6. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

"UTK" PJSC did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Company.

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): ***1, 297, 779, 384.66***

			RUR	Issuer's authorized capital, %
Common stock	2 960 512 964	0.33	976 969 278.12	75.280074
Preferred stock	972 151 838	0.33	320 810 106.54	24.719926
TOTAL	3 932 664 802	0.33	1 297 779 384.66	100.00000

Data on the part of the Issuer's shares circulating outside the Russian Federation :
Category of stock circulating outside the Russian Federation: ordinary shares
Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: 2.81 % (as of 31.03.2005).
Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category:
Name: " JPMorgan Chase Bank "
Location: Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February, 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities in circulation outside the Russian Federation is 2 102 078 765 shares, their total nominal value reaches 693 685 992.45 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable):

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to "UTK" PJSC common stock.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount and structure of the authorized capital as at the beginning of the period,RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
01.01.2000 - no changes				
01.01.2001 – no changes				
		01.01.2002		
506 142 862.50 Common stock: 1 150 323 325 Total volume (RUR): 379 606 697.25 Share in the authorized capital: 75.00 % Preferred stock: 383 442 925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	General Shareholders' Meeting	Minutes of the General Shareholders' Meeting №10 of 30.05.2001	506 142 862.50	Conversion at split-up (change in structure)
506 142 862.50 Common stock: 1 150 323 325 Total volume (RUR): 379 606 697.25 Share in the authorized capital: 75.00 % Preferred stock: 383 442 925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1 297 779 384.66	Conversion at reorganization
		01.01.2003		
1 297 779 384.66 Common stock: 2 960 512 964 Total volume (RUR): 976 969 278.12 Share in the authorized capital: 75.28 % Preferred stock: 972 151 838 Total volume (RUR): 320 810 106.54 Share in the authorized capital: 24.72 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1 297 779 384.66	Conversion at reorganization
01.01.2004– no changes				
01.01.2005– no changes				
01.04.2005 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***
Size of the fund stipulated by the constituent documents: ***5 percent of the legal capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

Description	2000	2001	2002	2003	2004	1Q2005
Reserve fund						
Size of the fund in money terms, RUR	47 260 000	47 260 000	63 260 000	64 889 000	64 889 000	64 889 000
Percentage of the reserve fund in the authorized capital, %	9.34	9.34	4.87	5.00	5.00	5.00
The size of deductions to the fund during the reporting period, RUR	34 927 000	0	16 000 000	1 629 000	0	0
The size of the fund used within the reporting period, RUR	0	0	0	0	0	0
Purpose of the fund's usage	-	-	-	-	-	-

8.1.4.Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: ***General Shareholders' Meeting***

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be made no later than 20 (twenty) days before its opening, and notice of the General Shareholders' Meeting with the issue on the Company's reorganization included in the agenda shall be made no later than 30 (thirty) days before its opening.

Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification on the Extraordinary General Shareholders' Meeting shall be made no later than 50 (fifty) days before its opening.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing **body, and procedure of sending (presenting) such demands:**

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative, demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Common State Register of Juridical Persons;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive organ, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written

by facsimile transmission.

Request on calling the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on calling the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on calling the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on calling the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- ***Form of the General Shareholders' Meeting;***
- ***Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;***
- ***Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;***
- ***Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);***
- ***Agenda of the General Shareholders' Meeting;***
- ***Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;***
- ***Procedure for informing the shareholders on the General Shareholders' Meeting;***
- ***List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.***
- ***Form and wording of a voting instruction card***

Extraordinary General Shareholders' Meeting shall be convened upon the resolution of the Board of Directors on its own initiative, at the request of the Auditing Committee, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares as at the date of making the request.

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Committee, the Company's Auditor as well as of any shareholder or group of shareholders that

the 40-days period from the date of making the request on its calling.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Common State Register of Juridical Persons;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive organ, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Should the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General Shareholders' Meeting be send by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

Should the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting be delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address(es) indicated in the notification of the General Shareholders' Meeting:

- annual accounts and reports, including the opinion of the auditor and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

1) **Full registered name:** "Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment

Abbreviated name: "Armavir Communication Facilities Plant" CJSC

Location: 1a, Urupskaya St., Armavir, Krasnodar Region, 352903

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Ivan Ivanovich Ignatenko (chairman)	1975	none	none
Belov Yuri Nikolaevich	1942	0.0003	none
Kuskov Vasiliy Grigoryevich	1947	0.0525	0.0658
Korobskoy Vladislav Vladimirovich	1974	none	none
Malyshev Vladimir Mikhailovich	1965	0.00007	0.0001

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	0.0525	0.0658

2) **Full registered name:** Closed Joint-Stock Company "Yugsvyazstroy"

Abbreviated registered name: CJSC "Yugsvyazstroy"

Location: 110/1, Ayvazovskogo St., Krasnodar 350040

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kushavina Julia Aleksandrovna	1974	none	none
Valeri Ivanovich Kurennoy	1954	none	none
Vladimir Mikhailovich Malyshev (chairman)	1965	0.00007	0.0001

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vladimir Eduardovich Skoblikov	1972	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** Closed Joint-Stock Company "Center of material and technical supplies"

Abbreviated registered name CJSC "CMTO"

Location: 5/2, Vishnyakovoy St., Krasnodar, 350 001

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vladimir Eduardovich Skoblikov (chairman)	1972	none	none
Vasili Dmitrievich Voronov	1940	0.0699	0.0909
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Vladimir Mikhailovich Malyshev	1965	0.00007	0.0001

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vasili Dmitrievich Voronov	1940	0.0699	0.0909

4) **Full registered name:** Open Joint-Stock Company "Health-care complex "Orbita"

Abbreviated registered name "Health-care complex "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Region 352840

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Natalia Petrovna Bizyaeva	1977	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

5) **Full registered name:** "Intmashservice" Limited Company

Abbreviated registered name "Intmashservice" Ltd

Location: 8, Golubinskaya Str., Volgograd, 400131

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Diyanov Gennady Dmitrievich		0.00044	0.00052

6) **Full registered name:** "Factorial-99" Limited company

Abbreviated registered name " Factorial-99" Ltd

Location: 47, Bratski per., Rostov-on-Don 344082

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: 0.00005%
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

7) **Full registered name:** "Private security agency "Zashchita-S" Company with Limited Liability

Abbreviated registered name ChOP" Zashchita-S " Ltd

Location: 47/1, Sovetskaya St., Volgograd 400005

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Viktor Vasilyevich Nikiforov	1953	0.00005	0.00006

8) **Full registered name:** Limited Company "UTK-Finance"

Abbreviated registered name "UTK-Finance" Ltd

Location: 66, Karasunskaya St., Krasnodar 350000

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Ivan Ivanovich Ignatenko	1975	none	none

9) **Full registered name:** "Stavtelecom named after V.I. Kuzminov" Open Joint Stock Company

Abbreviated registered name "Kuzminov Stavtelecom" OJSC

Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 81 %
Share of the common stock of the commercial organization owned by the Issuer: 81%
Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bekasov Kirill Borisovich (chairman)	1959	none	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Kozin Vladimir Vladimirovich	1970	none	none
Lazarenko Pavel Stepanovich	1934	none	none
Kolushov Vladimir Nikolaevich	1979	none	none
Poyarkov Ivan Sergeevich	1976	none	none
Dynkin Pavel Borisovich	1973	none	none
Martynenko Nikolai Vladimirovich	1971	0.00015	0.00011

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	0.00203	0.0019

10) **Full registered name:** "Teleradiokompania "Foton" Closed Joint Stock Company

Abbreviated registered name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya St., Krasnodar , Krasnodar krai, 350 033 Russia

The Issuer's share in the authorized capital of the commercial organization: 50,5 %

Share of the common stock of the commercial organization owned by the Issuer: 50,5%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Komov Nickolay Fedorovich (chairman)	1954	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Belichenko P.P.	1953	none	none
Erdnieva Ya.A.	1979	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bogachev Alexander Nickolaevich	1953	none	none

11) **Full registered name:** Creative associasion "Accent" Company with limited liability

Location: 68, Krasnoarmeiskaya St., Krasnodar , Krasnodar krai, 350 000 Russia
The Issuer's share in the authorized capital of the commercial organization: 51 %
Share of the common stock of the commercial organization owned by the Issuer: 51%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shestopalova Marina Nickolaevna (chairman)	1966	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Arutyunov Eduard Yurievich	1968	none	none
Maksimenko Alexander Valerievich	1979	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zabotina Adelina Valentinovna	1967	none	none

12) **Full registered name:** "Volgograd-GSM" Closed Joint Stock Company
Abbreviated registered name ""Volgograd-GSM" CJSC
Location: 13d, Kommunisticheskaya St., Volgograd 400 131
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: 0.0150%
Share of the common stock of the Issuer owned by the commercial organization: 0.0160%

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Antonov Anatoli Ivanovich (chairman)	1938	0.02235	0.02861
Skoblikov Vladimir Eduardovich	1972	none	none
Kiryushin Gennadi Vasilyevich	1949	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collective executive body of this commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich (chairman)	1948	none	none
Yushkin Sergei Vasilievich	1968	none	none
Bychenkova Tatiana Vyacheslavna	1957	none	none

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

13) **Full registered name:** "Stavropolskaya Sotovaya Svyaz" Closed Joint-Stock Company
Abbreviated registered name "SSS" CJSC
Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	0.00375	0.00078
Vladimir Eduardovich Skoblikov (chairman)	1972	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Bizyaeva Natalia Petrovna	1977	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Lyakh Dmitriy Georgievich	1978	none	none

The chairman of the Board of Directors is not elected.

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Churkin Valeriy Viktorovich	1960	none	none

14) **Full registered name:** "TeleRoss-Volgograd" Closed Joint-Stock Company
Abbreviated registered name " TeleRoss-Volgograd " CJSC
Location: 16, Mira Str., Volgograd 400 131
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Malyarenko Arthur Nikolaevich (co-chairman)	1974	0.00106	0.00009

Skoblikov Vladimir Eduardovich	1975	none	none
Patoka Andrey Yevgenievich	1969	none	none
Bolotin Stanislav Semyonovich	1948	none	none
Dubchuk Vitaliy Ivanovich	1957	0.0001	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

15) **Full registered name:** Closed Joint-Stock Company "TeleRoss-Kubanelectrosvyaz"

Abbreviated registered name " TeleRoss-Kubanelectrosvyaz " CJSC

Location: 110/1,Aivazovskogo St., Krasnodar 350 040

The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Sergey Nikolaevich Basanets	1951	0.0004	0.0005
Ivan Fyodorovich Ignatenko	1945	0.0346	0.0399
Alexander Petrovich Shipulin	1953	0.0357	0.03858
Alexander Georgievich Kudryavtsev (chairman)	1954	none	none
Patoka Andrey Yevgenievich	1969	none	none
Butenko Anatoliy Ivanovich	1947	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

16) **Full registered name:** "ZanElCom" Closed Joint-Stock Company

Abbreviated registered name " ZanElCom " CJSC

Location: 7/2, Novolesnaya Str., Moscow 103055 Russia

The Issuer's share in the authorized capital of the commercial organization: 45 %
Share of the common stock of the commercial organization owned by the Issuer: 45%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

17) **Full registered name:** "Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company

Abbreviated registered name OJSC "SKET"

Location: 4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 26.82 %
Share of the common stock of the commercial organization owned by the Issuer: 26.82%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Chausova Galina Nikolaevna (chairman)	1967	none	none
Kapustyanski Nikolay Larionovich	1941	none	none
Rezinko Yuriy Petrovich	1962	none	none
Nikolaev Sergei Nikolaevich	1966	none	none
Korobskoi Vladislav Vladimirovich	1974	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rezinko Yuri Petrovich	1962	none	none

18) **Full registered name:** "Yug-Giprosvyaz" Limited Company

Abbreviated registered name " Yug-Giprosvyaz " Ltd

Location: 67, Gagarin Str.,Krasnodar 350062

The Issuer's share in the authorized capital of the commercial organization: 24 %
Share of the common stock of the commercial organization owned by the Issuer: 24%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Polnikov Aleksander Ilyich (Chairman)	1943	none	none
Semin Aleksei Vitalievich	1963	none	none
Loshmanov Yevgeniy Valeryevich	1961	none	none
Malyshev Vladimir Mikhailovich	1965	0.00007	0.0001

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0.00003	none

19) **Full registered name:** "Telekinokompania IR" Closed Joint-Stock Company

Abbreviated registered name "Telekinokompania IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007

The Issuer's share in the authorized capital of the commercial organization: 23.5 %
Share of the common stock of the commercial organization owned by the Issuer: 23.5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tukaev Eduard Albegovich (chairman)	1950	none	none
Kozhiev Beshtau Kanamatovich	1937	0.2212	0.2731
Tavasiev Vladimir Mukharbekovich	1949	none	none
Obukhan Mikhail Ivanovich	1952	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tavasiev Vladimir Mukharbekovich	1949	none	none

20) **Full registered name:** "Kabardino-Balkarskiy GSM" Closed Joint-Stock Company

Abbreviated registered name "Kabardino-Balkarskiy GSM" CJSC

Location: 14, pr. Shogentsukova, Nalchik, 360051

The Issuer's share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

The Board of Directors is not elected.

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

21) **Full registered name:** “Karachaevo-CherkesskTeleSot” Closed Joint-Stock Company

Abbreviated registered name “Karachaevo-CherkesskTeleSot” CJSC

Location: 147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000

The Issuer’s share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

The Board of Directors is not elected.

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer’s voting shares, %
Akbashev Alexander Ayubovich	1937	0.00018	0.00024

22) **Full registered name:** “Rostelegraph” Closed Joint-Stock Company

Abbreviated registered name " Rostelegraph " CJSC

Location: 7, Tverskaya Str., Moscow 103375

The Issuer’s share in the authorized capital of the commercial organization: 15.68 %
Share of the common stock of the commercial organization owned by the Issuer: 15.68%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer’s voting shares, %
Martirosyan Vaag Artavazdovich (chairman)	1951	none	none
Rybakina Olga Matveevna	1955	none	none
Kuzmenko Yuri Vasilyevich	1949	none	none
Tokarenko Sergei Andreevich	1960	none	none
Grib Anatoli Viktorovich	1961	none	none
Mamontov Oleg Valentinovich	1963	none	none
Prilipko Viktor Ivanovich	1944	none	none
Nozdrin Vladimir Viktorovich	1950	none	none
Martynenko Nikolay Vladimirovich	1971	0.00015	0.00011

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer’s voting shares, %
Prilipko Viktor Ivanovich	1944	none	none

23) **Full registered name:** Joint-Stock Commercial Bank “Krasnodarbank”

Abbreviated registered name: AKB “Krasnodarbank”

Location: 70, Karasunskaya St., Krasnodar , 350000

The Issuer's share in the authorized capital of the commercial organization: 13.5 %
Share of the common stock of the commercial organization owned by the Issuer: 13.5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pugachev Yevgeni Alexeevich (Manager)	1952	none	none

24) **Full registered name:** "Startcom" Closed Joint-Stock Company

Abbreviated registered name "Startcom" CJSC

Location: 6, 2nd Spasonalikovski per., Moscow-49 117909

The Issuer's share in the authorized capital of the commercial organization: 11.1 %
Share of the common stock of the commercial organization owned by the Issuer: 11.1%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pozhidaev Igor Veniaminovich (chairman)	1963	none	none
Martynenko Nikolay Vladimirovich	1971	0.00015	0.00011
Sladkov Alexey Yurievich	1961	none	none
Razumovskiy Lev Grigoryevich	1962	none	none
Onikul Boris Vitalyevich	1964	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Razumovskiy Lev Grigoryevich	1962	none	none

25) **Full registered name:** " Astrakhan Independent TV and radio broadcasting company "TRANK" Close Joint-Stock Company

Abbreviated registered name "TRANK" CJSC

Location: 3, Studencheskaya Str., Astrakhan 414 004

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%

Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Nikitina Lyudmila Ivanovna (chairman)	1951	0.0169	0.0015
Petrov Alexei Vladimirovich	1963	none	none
Kudrev Vadim Vasilyevich	1960	none	none
Prachkina Lyudmila Vladimirovna	1949	0.00827	0.00149
Kollontai Mikhail Vladimirovich	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kononenko Iraida Pavlovna	1946	0.00941	0.00953

26) **Full registered name:** "Astrakhan Page" Limited Company

Abbreviated registered name "Astrakhan Page" Ltd

Location: 16, Trusova Str., Astrakhan 414000

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kurianov Sergey Valeryevich	1975	none	none

27) **Full registered name:** " Nalchikskaya sotovaya set " Closed Joint Stock Company

Abbreviated registered name "NSS" CJSC

Location: 14, Shogentsukova Str., Nalchik 360051

The Issuer's share in the authorized capital of the commercial organization: 6 %
Share of the common stock of the commercial organization owned by the Issuer: 6%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kataya Dmitriy Valeryevich (chairman)	1956	none	none
Zashakuev Timur Zukarneevich	1955	none	none
Tanashev Ruslan Sultanovich	1960	0.00193	0.00237
Shkurko Georgy Sergeevich	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Avagumyan Benyamin Suleimanovich	1942	none	none

8.1.6. Data on Material Transactions Concluded by the Issuer

Any material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction:

2000

No such transactions

2001

No such transactions

2002

No such transactions

2003

No such transactions

2004

No such transactions

1Q2005

No such transactions

8.1.7. Data on Credit Ratings of the Issuer

Information on assignment to the Issuer and-or securities of the Issuer of a credit rating (ratings) during the last 5 completed financial years:

Object of assigning the credit rating: ***Issuer***

a) Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "CCC+" according to international standards

Long-term corporate credit rating "ruBB" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Raise of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08.2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards
10.02.2004	Outlook of UTK ratings was changed from "Stable" to

	"Negative". "B-" long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was confirmed. Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB" to "ruBBB-".
02.02.2005	Long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was decreased from "B-" to "CCC+". Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB-" to "ruBB".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***9th floor, 11, Gogolevskiy bulvar, Moscow, 121019.***

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counterparties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5 billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main provider of essential telecoms services in the southern region of the Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

On 10.02.2004 Standard and Poor's changed the outlook of UTK ratings from "Stable" to "Negative" that reflected expectations of the rapid growth of a negative operating cash flow and debt obligations in 2003.

At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-".

Credit analyst of Standard and Poor's Pavel Kochanov noted:"Increase in a negative free operating cash flow and debt obligations has exceeded initial expectations of Standard and Poor's; similar changes in financial position of "UTK" PJSC can be continued in 2004 ".

The aggressive investment policy is aimed at essential increase in revenues from traditional telecommunications services and new non-regulated telecommunications services, however Standard and Poor's believes, that impact of capital investments on revenue growth and profitability of the Company in the next several years are uncertain at the given stage. Demand for new telecommunications services due to which the Company expects to increase proceeds, and also revenue growth from extension of the subscriber base can appear not so optimistic.

As of 30 September 2003 (according to RAS) total debt of the Company made 8.44 billion roubles. Standard and Poor's assumes, that the size of the debt could increase up to 12 billion roubles, and total debt to EBITDA ratio as of 31 December 2003 could exceed 2.5 times.

"The aggressive financial policy will probably continue to result in debt growth and significant negative free operating cash flow in the immediate future, - Pavel Kochanov added. - Ability of the Company to increase revenues and profitability by means of the intensive investment program while maintaining satisfactory liquidity level will be the key factor for the Company's rating within one year".

б) Credit rating as at the expiry date of the quarter under report:

Long-term national- scale credit rating of Baa3 (rus).

Short-term Russia- scale credit rating of RUS-3.

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**

Date of assignment (change)	**Credit rating**
12.04.2004	Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC.

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings which takes into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

в) Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date

of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	B3 senior implied rating (Outlook – "Stable)

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***Competitive Environment. The principle is to esimate the potential of theregional market;***
- ***Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***
- ***Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***
- ***Diversification strategy. The principle is to reveal the signs of the business diversification;***
- ***Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;***
- ***Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.***
- ***Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).***

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

2) Object of assigning the credit rating: bonds

Type, category, series, form and other descriptors of the securities: series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

State registration No. of the securities issue: 4-06-00062-A

Date of state registration: November 28, 2003

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
10.02.2004	"ruBBB-" Russia national scale rating was assigned
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB"

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***9th floor, 11, Gogolevskiy bulvar, Moscow, 121019.***

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counterparties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

b) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the date of approval of the Emissive prospectus:

Long-term national scale credit rating Baa3 (rus)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Long-term national scale credit rating Baa3 (rus) was assigned

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Credit rating of a bonded issue or type of the company's bonded issues expresses the current opinion on its credit status relating to such bonded issue/type of bonded issues.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings which takes into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Credit rating of a separate obligation (bonded issue) cannot coincide with the company's credit rating because it must take into account the issue's structure, degree of security of the rights of the creditor under the obligation, credit status of underwriters of the bonded issue. If the bond issue is

objectively secure enough, that is, provides for certain forms of risks reduction such as, for example, reliable security, then credit rating of the obligation can be higher than the rating of the borrower.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

c) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the expiry date of the quarter under report:

Caa1 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	Caa1 senior implied rating (Outlook – "Stable)

Full registered name of organization that assigned the credit rating: ***Moody`s Investor Services Ltd.***

Abbreviated registered name: ***Moody`s***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***Competitive Environment. The principle is to esimate the potential of theregional market;***
- ***Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***
- ***Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***
- ***Diversification strategy. The principle is to reveal the signs of the business diversification;***
- ***Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;***
- ***Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.***
- ***Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).***

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

8.2. Data on Each Category of Issuer's Shares

Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):
2 960 512 964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130 814 345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;

- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the

Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: ***preferred***

Type: ***A***

Form: ***registered non-documentary***

Face value, RUR: ***0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***972 151 838***

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***32 711 532***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).***

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual

General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- ***Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).***

- ***Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.***

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- ***Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting***

records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

7.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Form of securities: bonds
Series: K-1
Type: interest-bearing
Form of securities: registered non-documentary
Other identifications of securities: none
Date of registration:15.08.2002
Registration number: 4-01-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: bonds
Series: K-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration:15.08.2002
Registration number: 4-02-00062-A
State registration authority performing the registration: FCSM of Russia

Information about state registration of the report on the issue's results:
Date of registration:20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: bonds
Series: C-1
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration:15.08.2002
Registration number: 4-03-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 3 566
Par value of one security of the issue, RUR: 2 500
Total value of the issue, RUR: 8 915 000

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2002 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

7.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: 3 000 006
Total nominal value of bonds being in circulation (not redeemed), RUR: 3 000 001 800

Form of securities: bonds
Series: C-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration:15.08.2002
Registration number: 4-04-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:20.12.2002

State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 6
Par value of one security of the issue, RUR: 300
Total value of the issue, RUR: 1 800

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights irrespective of the date of its acquisition at placement.
Each bond holder shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value and to get its par value at the prescribed date. Income is paid annually as of March 26 of each year. At maturity the bond owner shall submit an application on redemption, after that the Bond holder shall get a par value of the bond and the interest income on the bond at the date set by the Issuer but not later than 7 (seven) business days from the date of submission of the application on redemption.
Terms and the arrangements of the redemption:
<u>Form of the bond redemption:</u>
Annual fixed income payment amounting to 1 percent of the bond's par value.
If "Sevosetinelectrosvyaz" – branch of "UTK" PJSC has a technical possibility a bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.
Technical possibility of the telephone installation implies that:

- ***the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;***
- ***presence of unoccupied subscriber lines in main and secondary cables;***
- ***presence of vacant number capacity at automatic telephone exchanges operating in this region.***

Maturity period:
Launch date: 01.10.2005
Expiry date: 01.11.2005

The bond redemption before maturity is available.
Date prior to which the bonds cannot be redeemed before maturity.
Not determined.
Terms and the arrangements of the redemption before maturity:
Redemption before maturity is provided by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.
Technical possibility of the telephone installation implies that:

- ***the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;***
- ***presence of unoccupied subscriber lines in main and secondary cables;***
- ***presence of vacant number capacity at automatic telephone exchanges operating in this region.***

Coupon income on the bonds, terms and the arrangements of its payment:
Amount of income on the bonds:
The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.
Payout period of the income on the bonds of the issue: from 01.10.2005 to 01.11.2005
Procedure of bond income payments:
At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.

Form of securities: bonds
Series: 01
Type: interest-bearing
Form of securities: certificated pay-to-bearer
Full name of the bond issue: series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
Date of registration:15.08.2003
Registration number: 4-05-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:21.10.2003
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 1 500 000
Par value of one security of the issue, RUR: 1 000
Total value of the issue, RUR: 1 500 000 000

Rights granted by each security of the issue to their holders:

A Bond holder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.4 of the decision on the issue.

A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bond holder is entitled to freely sell or otherwise alienate the Bond.

A Bond holder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bond holder is entitled to exercise his rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bond holder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) ***coming into effect court decision on the Issuer's bankruptcy;***
2) ***taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;***
3) ***coming into effect court decision on the Underwriter's bankruptcy;***
4) ***taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;***
5) ***not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the Decision on the bond issue;***
6) ***other case prescribed by the laws of the Russian Federation.***

A Bond holder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03431-0000100

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent which is:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds are made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption.

Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name

the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favour of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period	Coupon income

Launch date	Expiry date	
1. Coupon: first		
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	The size of each coupon income is determined according to the following formula: Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 %), Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual; T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one copeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon was fixed during the auction on the first day of the bond placement at the size of 14.24%.
2. Coupon: second		
Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.
3. Coupon: third		
Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Method of determination of the coupon income under the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.
4. Coupon: fourth		
Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupony.
5. Coupon: fifth		
Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon
6. Coupon: sixth		
Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period	Period(date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income

Launch date	**Expiry date**		

1. Coupon: first

Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income).Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds.As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favour of owners and Holders of Bonds.

2. Coupon: second

Launch date of the	Expiry date of the	Date of the second coupon	Payment of the coupon

nd day from the first day of the bond placement.	364th day from the first day of the bond placement.	364th day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day from the first day of the	Expiry date of the sixth coupon is the 1092nd day from the first day of	Date of the sixth coupon income payment is the 1092nd day from the first	Payment of the coupon income on bonds are made for the benefit of

			those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: underwriting

Form of securities: bonds
Series: 02
Type: interest-bearing
Form of securities: certificated pay-to-bearer
Full name of the bond issue: series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
Date of registration:28.11.2003
Registration number: 4-06-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:19.03.2004
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 1 500 000
Par value of one security of the issue, RUR: 1 000
Total value of the issue, RUR: 1 500 000 000

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights.

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bond holder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter can not exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the

invalid in accordance with the legislation of the Russian Federation.

6. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: Joint-stock commercial bank " ROSBANK " (open joint-stock company)

Abbreviated name: OJSC AKB " ROSBANK "

Location: 11, Masha Poryvaeva Str., Moscow, 107078

Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bond holder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data .

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond.

	Coupon income

Launch date	Expiry date	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period; T4 – an expiry date of the fourth coupon period.

		The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

		income payment	**list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon was fixed during the auction on the launch day of the bond placement (9.25% per annum)			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income payment.			

Kind of security: ***underwriting***

Form of securities: bonds
Series: 03
Type: interest-bearing
Form of securities: certificated pay-to-bearer
Full name of the bond issue: series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
Date of registration:17.08.2004
Registration number: 4-07-00062-A
State registration authority performing the registration: FSFM of Russia
Information about state registration of the report on the issue's results:
Date of registration:11.11.2004
State registration authority performing the registration of the report on the issue's results : Federal Service on Financial Markets of Russia
Total number of the issued securities, bonds: 3 500 000
Par value of one security of the issue, RUR: 1 000
Total value of the issue, RUR: 3 500 000 000

Rights granted by each security of the issue to their holders:
The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield) after termination of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

4. The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

6. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

7. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

INN: ***7706131216***

Phone: ***(095) 232-05-27***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:
Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- ***full name/first name, middle initial, last name the owner of Bonds;***
- ***number of the Bonds owned;***
- ***full name of the person, authorized to receive the redemption sums under Bonds;***
- ***location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;***
- ***essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;***
- ***Tax-payer's Identification number (TIN) of the Bond Owner;***
- ***tax status of the Bond Owner.***

If a Bond Owner is a juridical person – non-resident:

- ***personal identification number (IIN) – if any.***

If a Bond Owner is a natural person:

- ***kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;***
- ***number of the certificate of the state retirement insurance of the Bond Owner (if any);***
- ***Tax-payer's Identification number (TIN) of the Bond Owner (if any);***
- ***date, month and year of birth of the Bond Owner.***

Execution of obligations in relation to the Bond owner being those at the date of making up a list of

owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement (12.3%).

On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd Coupon: The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual;

		T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).the interest rate for the first coupony.

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the

		rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases

		the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: $KD = C8*N * (T8 - T7)) / (365/100 \%)$, Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: $KD = C9*N * (T9 - T8)) / (365/100 \%)$, Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall

be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period(date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Starting date	**Expiry date**		
1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement			
Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is

authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person

authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment:
Procedure of the second coupon income payment is the same as that of the first coupon income payment.

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon

Starting date of the third coupon is the 366th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	Date of the third coupon income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day

		Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th **Coupon:** The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th **Coupon:** The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment:			

Procedure of the seventh coupon income payment is the same as that of the first coupon income payment

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1 647th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	Date of the tenth coupon income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

Kind of security: ***underwriting***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Closed joint-stock company " Management company " Baltic Financial Agency " (since 10.11.2003 – Private Joint -Stock Company "Management Company PSB).***

Abbreviated name: CJSC " ***Management company "BFA" (since 10.11.2003 – PJSC "MK PSB"***

Location***: 212, Moskovskiy pr., Saint Petersburg, 196066***

2) Data on the person providing security for series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 67, Gagarin Str., Krasnodar, 350062***

3) Data on the person providing security for series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 67, Gagarin Str., Krasnodar, 350062***

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting***.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1500000000 (one and a half billion) roubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- ***A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;***
- ***A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;***
- ***The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);***
- ***Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.***

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 362, 359***

Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: ***15***

2) Conditions of ensuring fulfillment of commitments under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 1 500 000 000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1 500 000 (one million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) ***The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);***

(e) ***For the natural person - a series and number of the passport, date of issue and issuing body;***

(f) ***Name of the country where the Owner is a tax resident;***

(g) ***Number of Bonds owned by the Owner under which payments are to be made; and***

(h) ***Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;***

- The following documents should be enclosed to the Claim:

(b) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 322, 700***
Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: ***- 3, 993***

3) Conditions of ensuring fulfillment of commitments under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):
Size of security (RUR): Total par value of the Bonds amounting to 3 500 000 000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions

(hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3 500 000 (three million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the bond issue constituting 3 500 000 000 (Three billion five hundred million) rubles and cumulative coupon income under 3 500 000 (three million five hundred thousand) bonds . The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of

guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 872, 338***
Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: ***15.67***

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: Private Joint –Stock Company "Registrator-Svyaz"

Abbreviated registered name ZAO " Registrator-Svyaz "

Location: 15a, Kalanchevskaya Str., Moscow, 107078

License:

Number: ***10-000-1-00258***

Date of issue: ***1.10.2002***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: ***01.07.2002***

Depositary providing centralized custody of issuer's securities:

Full registered name: ***"National Depositary Center" Non-commercial partnership***

Abbreviated registered name: ***NDC***

Location: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***

License:

No. of license: ***177-03431-000010***

Date of issue: ***4.12.2000***

Period: ***unlimited***

Authority issuing the license: ***Federal Commission for Securities Market***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 09.10.92 № 3615-1 "On Currency Exchange Regulation and Control";

2. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control";

3. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing

Terrorism".

4. ***Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation".***
5. ***Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments".***
6. ***Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of the Federal Law of 22.01.2000 № 22-FZ.***
7. ***International double taxation agreements of the Russian Federation .***

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal persons under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	9 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined as product of the tax rate of 6 percent from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated on the basis of the total tax amount and share of each tax payers in the total sum of dividends.	Double taxation agreements The rules of double taxation agreements. If a foreign company is entitled to avoid tax under a double tax agreement, it should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation must be certified by the tax authority of that state. If such confirmation was not filed prior to the date of income tax payment, the tax agent is obliged to deduct the tax from the income of foreign company. In accordance with item 2 of article 312 of the RF Tax Code the income recipient is entitled to claim the tax back from the Russian tax authority within three years from the end of taxation period in which he received this income. Foreign company – income recipient needs to fill out and present all

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
		necessary forms specified in article 312 of the RF Tax Code to the tax agency which registered the tax agent. The deducted tax is to be refunded within one month from the date of submitting application and necessary documents.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies"	

Taxation of income of natural persons under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Foreign natural persons – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	
Tax rates	9 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the tax-payer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the tax-payer and transfer it to the corresponding budget. The tax amount is deducted directly from the tax-payer's income at its actual payment. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined as product of the tax rate of 6 percent from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated on the basis of the total tax amount and share of each tax payers in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation can be presented prior to tax payment or within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended), Article 275 of the RF Tax Code	

Taxation of income of legal persons from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Income from realization of securities as well as income under the bond issue	Income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24% including: 5% - to Federal budget; 17% to the budget of the subject of the Russian Federation ; 2% to the municipal budget. Legislative bodies of the subjects of the Russian Federation are entitled to reduce tax rate to 10.5% for the tax amounts deducted to the budgets of the subjects of the Russian Federation for some categories of tax payers.	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period, is paid not later than on March, 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The tax-payers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
		Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies"	

Taxation of income of individuals from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Natural persons – tax residents of the Russian Federation**
Form of income under placed securities	Income from sources in the Russian Federation includes interest received from the Russian organization as well as interest received from the Russian individual businessmen and (or) the foreign organization operating through a permanent representative office in the Russian Federation; incomes from realization of shares or other securities in the Russian Federation as well as stocks in the authorized capital of the organizations. The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents, or the property deductions applied for reduction of income from the transaction of sale and purchase.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Pecularities of taxation of the given category of owners of securities	If after 01.01.2002 a tax-payer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125000 roubles. If a tax-payer owns the securities to be sold for more than three years, the property tax deduction is applied in the sum received by the tax-payer from realization of securities.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation can be presented prior to tax payment or within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended)	

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Name	1999	2000	2001	2002	2003
Stock category, type – for preferred shares	common stock	common stock	common stock	common stock	common stock
Amount of stated (accrued) dividend under issuer's shares of each category per share	1.94	2.94	0.18908	0.0812	0.0812
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	20 473 664	31 027 070	217 492 829	240 393 653	240 393 653
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2000	Not later than 31.12.2001	Not later than 31.12.2002	Not later than 31.12.2003	Not later than 15.12.2004
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	20 473 664	31 027 070	165 267 979	230 753 164	213 730 483
Reasons of non-payment of the stated dividends	-	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	-

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Name	1999	2000	2001	2002	2003
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferr*ed type A shares*	*Preferred type A shares*
Amount of stated (accrued) dividend under issuer's shares of each category per share	8.32	11.06	0.18908	0.1607	0.11114
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	29 268 304	38 907 145	72 497 266	156 224 800	108 044 955
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004

Name	1999	2000	2001	2002	2003
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 30.07.2000	Not later than 29.07.2001	Not later than 20.08.2002	Not later than 24.08.2003	Not later than 29.08.2004
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	29 268 304	38 118 970	69 486 059	136 725 670	100 625 182
Reasons of non-payment of the stated dividends	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500.00	500	3 566	6
Face value of each bond of the issue and total par value of the bond issue	500.00	500	2 500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC , a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250 250.00	251 250.00	1 306 250	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	10.05.2000 - 01.07.2003	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	In cash	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 to 01.10.2003	from 04.05.2002 to 01.10.2002	Stage-by-stage, for the whole period of circulation	Stage-by-stage, for the whole period of circulation

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	250 250.00	251 250.00	1 306 250	0
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	Bond owners do not require income payment	Bond owners do not require income payment	Bond owners do not require income payment	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	*series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody*		
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003		
Date of the state registration of the report on the results of the bond issue	21.10.2003		
Number of bonds of the issue	1 500 000		
Face value of each bond of the issue and total par value of the bond issue	1 000		
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00	71.00
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	106 515 000.00	106 500 000.00	106 500 000.00
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004	17.03.2005
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)	16.09.2004 – 17.03.2005 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds.As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favour of owners and Holders of Bonds.		
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	319,515,000.00		
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-		
Other information on bond income specified at the Issuer's own discretion	No other information		

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody	
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003	
Date of the state registration of the report on the results of the bond issue	19.03.2004	
Number of bonds of the issue	1 500 000	
Face value of each bond of the issue and total par value of the bond issue	1 000	
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12	46.12
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69 180 000.00	69 180 000.00
Time fixed for payment of income under the bond issue	11.08.2004	09.02.2005
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)	11.08.2004 – 09.02.2005 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified: b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) The name and essential elements of the bank account of the person,	

	authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of bank in which the account is open; - The correspondent account of bank in which the account is open; - Bank identification code (BIK) of bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	138,360, 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

Notes relating to bond issues of series K-1, K-2 and C-1 described in item 10.3.1:

According to the terms of bonds redemption, they should be repaid after submission of the application on payment face value and income under bonds by a Bond Holder.

The term of bonds redemption having been expired, notices were sent to the Bond Holders, who had not submitted such applications, informing them about the necessity to receive money resources under bonds owned by them. Not all Bond Holders of "UTK" PJSC submitted applications for repayment of bonds.

According to item 327 of the Civil Code of the Russian Federation and items 87-88 of the Basis of the legislation of the Russian Federation «On notary» obligations have been fulfilled by transferring money resources on the deposit account of the notary according to the Agreements with the notary (Agreement № 148/2004 of 24.05.2004 and Agreement of 25.06.2004)

According to Article 87 of the Basis of the legislation of the Russian Federation «On notary » the notary informs a creditor about receipt of money and pays out due sums of money to him at his request.

ANNEX 1

Regulations "Providing protection of information being a trade secret"

STP-1.36-04.1

Public Joint –Stock Company "Southern Telecommunications Company"
Quality control system

APPROVED
By the Decision of the Management Board of "UTK" PJSC
№ 9/8 of 29.07.2004

REGULATIONS
«Providing protection of the information being a trade secret of "UTK" PJSC"

Chairman of the Management Board

____________ **I. F. Ignatenko**

1.General provisions

1.1. Regulations «Providing protection of the information being a trade secret of "Southern Telecommunications Company" PJSC (hereinafter referred to as the Regulations) has been developed in accordance with the Civil code of the Russian Federation[1], the law of the Russian Federation «On Communication»[2], the federal law « On information, Computerization and data protection»[3], the federal law « On Joint –Stock Companies»[4], other legal acts of the Russian Federation as well as with the Charter of "Southern Telecommunications Company" PJSC (hereinafter referred to as the Company) and recommendation of "Svyazinvest" OJSC.

1.2. The Regulations apply to the information included in the List of the data making a trade secret which is either the property of the Company or communicated to it by the public authorities of the Russian Federation, organizations of various forms of property, individuals on the conditions of confidentiality.

1.3. The Regulations are the guidelines, obligatory for all employees of the Company, stipulating organizational measures on prevention of the possible damage to its economic interests and business reputation, caused by wrongful (careless) actions of legal or physical persons due to disclosure (transfer, loss) or gratuitous appropriation of the data being a trade secret.

1.4. The trade secret of the Company is scientific, technical, commercial, organizational and other information used during its authorized operations which has real or potential economic value because it is not generally known and cannot be legally obtained by persons who could receive an economic gain from its disclosure.

[1] Of 30.11.94 № 51-FZ and 26.01.96. № 14-FZ

[2] Of 16.02.95. № 15-FZ

[3] Of 20.02.95. № 24-FZ

[4] Of 26.12.95. № 208-FZ

1.5. The trade secret of the Company is considered its property, and protection of the trade secret is an integral part of its research-and-production, financial, economic, production and social operations. The Company is entitled within the limits of its competence to establish the rules of development, registration, retention and handling of media containing data being a trade secret, as well as the procedure for communicating a trade secret to a third-party organization.

1.6. Should a trade secret be a result of joint activity of the Company with other companies on a contractual basis, it shall be considered a joint property of the parties and used by mutual approbation of the parties.

1.7. The Company establishes the restrictive stamp "trade secret" ("KT") for the data being a trade secret.

1.8. Protection of a trade secret in the Company is provided by comprehensive administrative, legal, organizational, technical measures[5], application of other protective measures and implies:

1.8.1.Distribution of tasks and powers of officials and structural subdivisions of the Company on the matters dealing with protection of the data having a trade secret status.

1.8.2.Definition of the List of the data being a trade secret of the Company , and the Procedure of assigning a trade-secret status to information.

1.8.3.Establishment of a trade-secret protection regime, as well as responsibility for disclosure or loss of such data.

1.8.4.Regular control over the observance of confidentiality regime when working with the data being a trade secret.

1.9. Tasks and powers of officials and structural subdivisions of the Company on the matters dealing with protection of the data having a trade secret status shall be distributed by:

1.9.1. the Company's General Director – when approving normative documents and making decisions on the matters dealing with protection of the data having a trade secret status.

1.9.2. The General director and his deputies – when assigning functions to structural subdivisions and top executives.

1.9.3. Heads of structural subdivisions – when distributing official duties among employees and giving orders to them dealing with examination and execution of documents containing a trade secret.

1.9.4. Execution by the Company's employees of their official duties and requirements of the normative documents dealing with protection of the data having a trade secret status.

1.9.5. Regular control over the observance by the Company's employees of confidentiality regime and the requirements on work with such data by special officials.

1.10. In order to realize the Company's policy in the sphere of information

[5] The organization of protection of the information when using technical means is determined by separate Regulations

protection, a permanent Commission of experts on information protection (hereinafter referred to as EKZI) including the most qualified specialists has been formed. The Commission shall be headed by the deputy General Director on security.

EKZI shall be assigned the following functions:

1.10.1. Developing measures on prevention of disclosure of information being the Company's trade secret as well as on protection of such information.

1.10.2. Preparing the draft List of the data being the Company's trade secret.

1.10.3. Determining possible damage caused by the disclosure of information being the Company's trade secret.

1.10.4. Considering admissibility of disclosure of the data being the Company's trade secret to third-party organizations.

1.10.5. Removing access restriction from the data being the Company's trade secret as well as considering the possibility of its open publication.

1.11. Heads of the Company's structural subdivisions shall be responsible for ensuring a special trade secret protection regime. They are obliged:

1.11.1. To organize and analyze the work on a trade secret protection in their subdivisions, take measures on the facts of breach of a trade secret protection regime.

1.11.2. To form (correct) the List of data relating to the functions of structural subdivisions.

1.12. The main Company's body to coordinate a trade secret protection is the department of economic security (OEB) of the General management which is assigned the following functions:

1.12.1. Coordination of work on legal and organizational regulation of a trade secret protection regime, determination of the procedure for work with such information, development of draft regulations dealing with a trade secret protection.

1.12.2. Coordination of the activities of the Company's structural subdivisions on protection of the data being a trade secret. Cooperation with the Security Department of "Svyazinvest" OJSC.

1.12.3. Training of the Company's employees on the procedure and rules of work with the data being a trade secret.

1.12.4. Control of observance of requirements on protection of the data being a trade secret. Official investigation of the facts of the information disclosure or breach of security rules by its employees, partners and clients.

1.13. In order to execute its functions the department of economic security shall be entitled:

1.13.1. To submit the questions dealing with protection of information containing a trade secret for consideration of the Company's management.

1.13.2. To estimate (independently or with attraction of experts and organizations, including on a contractual basis) the sufficiency of measures and means of information resources protection.

1.13.3. To request documents necessary for execution of its functions on a trade secret protection from the Company's structural subdivisions.

1.13.4. Upon agreement with heads of structural subdivisions, to engage separate

experts in preparation of projects of internal normative documents on a trade secret protection.

1.13.5. To carry out inspections of a trade secret protection regime in the Company's structural subdivisions.

1.13.6. To demand strict observance of normative documents on a trade secret protection from all the Company's employees. In case of necessity, to submit recommendations to the Company's management on discharge of the employees breaking established requirements on secrecy from work with confidential information, and on prohibition of processing data by technical means which cannot provide its protection.

2. Attributing information to a trade secret.

2.1. Data categories governed by the present Regulations as well as access restriction time shall be determined by the List of data making a trade secret of "UTK" PJSC composed by EKZI on the basis of proposals of independent structural subdivisions and approved by the Order of the Company's General Director. Changes and additions shall be introduced into the List as may be necessary.

2.2. The following information can be attributed to a trade secret of the Company: contracts and plans, trading and financial secrets, forecasting information on market of goods and services, results of marketing researches, organizational, service and price strategy, structure of security and management systems, "know-how" techniques, other data which disclosure, transfer, loss or non-authorized access may cause damage to the Company's interests.

2.3. Data, introduction of restriction on access to which is forbidden by the effective legislation, as well as data protected by patent or copyright cannot be attributed to a trade secret.

2.4. In case of the Company's reorganization (in the form of a merger, amalgamation, division, detachment or transformation) the right to establish, change or cancel a trade secret protection regime shall pass to its legal successor.

3. Procedure for communication of information making the Company's trade secret

3.1. Information making the Company's trade secret may be communicated to:

3.1.1. the state and local authorities – within the limits of their powers, in volume and order, determined by the effective legislation of the Russian Federation, according to official motivated written requests.

3.1.2. to third-party organizations – on the basis of the concluded agreements (contracts) on confidentiality, civil or other contracts stipulating obligations and responsibility of users, including compensation for communicating such information and indemnity for breach of contractual obligations.

3.2. The Company's General Director and his Deputies according to the directions

of their activity are entitled to make decisions on communicating information making a trade secret of the Company.

3.3. Necessity (possibility) of communicating information making a trade secret of the Company, for open publication[6], its volume, form and time of publication shall be determined by the Company's General Director taking into consideration the opinion of EKZI.

4. Procedure of admission to a trade secret

4.1. The Company's employees shall be admitted to a trade secret after signing upon recruitment the employment contract and the obligation on non-disclosure of confidential information. The obligation is the integral part of the employment agreement. The form of the obligation is approved by the Order of the Company's General Director № 440 of 02.12.2003.

4.2. The Company's employees shall have access to the data making a trade secret, only within the limits of their direct functions.

4.3. Representatives of third-party organizations and individuals can be admitted to a trade secret upon written sanction of the General Director or his Deputies responsible for such information.

5. Requisites of information means with a "trade secret" mark.

5.1. Documents, files and editions containing a trade secret shall be marked with a stamp "trade secret" ("KT"), and documents and editions shall also have a number of copies. A signature stamp and number of copies shall be put in the top right corner of the first page of a document, on the cover or title page of an edition and on the first page of an accompanying letter to these documents. A mark indicating a number of printed copies, the number, a surname of the draftsman and his phone number shall be printed in the reverse side of the last page of each copy.

STP-1.36-04.1

5.2. Necessity to mark a document with a restrictive signature stamp "trade secret" shall be determined by the following persons according to the List:

- when working with a document – by the draftsman and the person signing the document;
- when working with an edition – by the author (composer) and the manager approving the edition for printing;
- when working with databases – by the person responsible for creation and (or) maintenance of a database and the head of a structural subdivision[7].

---

[6] Open publication (disclosure) of data is understood as its publication in public print media, public information networks, radio and TV broadcasting, presentation at the international, foreign and Russian symposiums, meetings, conferences and congresses, public speeches and defense of thesis, export of the data abroad or its communication in any form to foreign companies, organizations or individuals with whom the Company has no agreement on mutual confidentiality.

[7] Procedure for working with confidential information in the automated systems is determined by separate Regulations.

5.3. If new data is not stipulated by the current List of data, but, in the opinion of the draftsman, can be used to damage the Company's interests, the draftsman together with the head of the structural division submits the motivated proposal on protection of such data and introduction of additions into the List of the data making a trade secret. Such data shall be protected according to the requirements of the present Regulation till the final decision is made.

6. Organization of work with the documents having a "trade secret" stamp.

6.1. After developing a document including a trade secret (hereinafter referred to as – the Document), it shall be registered immediately.

Documentation Department (ODO) of the General Management shall register such documents in General Management of the Company. Documents shall be submitted to ODO by employees of structural divisions of the General Management responsible for office-work (or draftsmen of the document).

Documentation Department (ODO) of the branches' management (or division to which ODO functions are assigned) shall register such documents in regional Managements of the Company.

A person responsible for office-work shall register such documents in structural divisions of the branches (joint communication centers, communication centers, etc.).

6.2. Upon reception of incoming mail having a "trade secret" stamp, the number of pages and copies shall be checked as well as the presence of the enclosed documents specified in the accompanying letter. If it is revealed that the specified documents are not enclosed in the envelopes, two copies of the Act shall be made out. One copy of the Act shall be delivered to the sender.

The registered incoming documents addressed to a structural division shall be handed over to a person responsible for office work who signs for their reception in corresponding registration forms (books, registers, cards of delivery).

6.3. Documents and editions with a "trade secret" stamp shall be registered in books separately from other official unclassified documentation. Pages of such books shall be numbered, stitched and sealed. Documents which are not filed shall be registered in the inventory book. Circulation of documents and editions having a "trade secret" stamp shall be timely registered in the books.

6.4. Editions having a "trade secret" stamp shall be registered in the book of the editions' registration and distribution.

STP-1.36-04.1

6.5. Documents shall be copied only upon the written sanction of the head of a structural division. Each copy of such documents shall be registered.

6.6. The documents shall be kept in offices - in safes or lock metal boxes. If an employee leaves the office, he should put the documents into the safes or lock boxes. If one employee occupies the office, he may lock the entrance door without putting the documents into safes or lock boxes.

6.7. The documents may be brought out the Company's office only upon the written

sanction of the head of the structural division if all safety measures are provided.

6.8. The documents shall be sent to third-party organizations by means of communication by carrier, special communication, registered or insured mail as well as by special couriers from among the Company's employees.

6.9. Data having a trade secret status may be transmitted through the unprotected technical channels only using the cryptographic means.

6.10. The files and documents with a trade secret status, having lost the practical value and not having historical value, shall be destructed according to the Act. it is made under the certificate(act). The corresponding mark referring to the appropriate Act shall be made in the registration books.

6.11. After their execution the Documents with a "trade secret" stamp shall be grouped in separate files stipulated by the Nomenclature.

7. Cancellation of access restrictions to confidential information media.

7.1. Access restrictions to a trade secret in the General Management shall be cancelled by the decision of the General director upon recommendations of EKZI, in the branches (for information media created in the branch) – by the decision of the director of the branch, in the following cases:

7.1.1. Upon termination of the restriction time or occurrence of a validly specified event.

7.1.2. In connection with the change of the circumstances which have caused the introduction of access restrictions.

7.1.3. According to the agreement of the interested parties which have established access restrictions to the data.

7.1.4. In connection with the introduction of due changes into the current List of data resulting in alteration of the duration of a trade secret regime for this information.

7.2. Recommendations of EKZI are formed on the basis of written petitions from the structural subdivisions working with this information. The petitions to be submitted to EKZI shall be made in any form, signed by the head of a structural division and contain the following information:

what information media should be subject to cancellation of a trade secret regime (types of media, their requisites), the grounds for making decision (by whom) on cancellation of access restrictions, other necessary data.

7.2. Disclosure (including publication in mass media, etc.) of the information

making a trade secret shall not necessarily result in automatic cancellation of access restrictions to it.

7.3. The decision on removal of access restrictions to a trade secret obtained from realization of contracts or agreements with state authorities, third-party organizations and enterprises can be made only upon the agreement with the person (body) under which initiative these restrictions have been imposed.

7.4. The companies (organizations), to which such data has been transferred and with which the Company has concluded agreements on confidentiality, employment, civil and other contracts, shall be informed on cancellation of access restrictions to such data.

8. Obligations of the Company's employees when working with a trade secret.

8.1. The Company's employees shall be obliged:

8.1.1. To know and fulfill the requirements specified in the present Regulations and other regulating documents on information protection.

8.1.2. To know the List of the data making a trade secret of the Company.

8.1.3. To keep secret confidential information known by him, to inform the head of the structural division and the department of economic security on the facts of its disclosure or attempts of non-authorized access to such information.

8.1.4. To observe strictly the rules of usage of the information media as well as procedures for their registration and storage. To provide the information protection from unauthorized persons.

8.1.5. To familiarize themselves only with the data to which they are provided access owing to execution of the official functions.

8.1.6. To present to heads of their subdivisions written explanations about the breaches of the established order of handling, registration and storage of trade secret information media, as well as about the facts of disclosure of such information.

8.2. The Company's employees may not:

8.2.1. transmit the data containing a trade secret via unprotected technical communication channels;

8.2.2. use a trade secret in open correspondence (magazines, newspapers) as well as for their private interests;

8.2.3. make copies of the documents and other trade secret media or make extracts from them, as well as use technical means (video and audio equipment) to make records of such data, without the sanction of the head of the subdivision;

8.2.4. perform works concerned with a trade secret, outside the office;

8.2.5. take the documents and other trade secret media out of the Company's office without the sanction of the Management;

8.3. The employees' obligation to observe requirements of the given Regulations and the responsibility for trade secret disclosure shall be reflected in a special annexation to the employment agreements (contracts) concluded with the Company, and duty regulations of employees.

9. Responsibility for disclosure of a trade secret, loss of trade secret media and violations of the regime of a trade secret

9.1. Disclosure of a trade secret is an action violating laws or agreements (including employment agreements) as a result of which a trade secret has become known to third parties.

9.2. Disclosure of a trade secret is an extraordinary event. The disclosure of a trade secret shall entail the consequences stipulated by the current legislation and contractual obligations between the Company's management and the hired employee.

9.3. Any employee of the Company being guilty of disclosure of a trade secret shall bear personal responsibility.

9.4. A special commission including an expert of the economic security department shall be created by the order of the Company's General Director to carry out an official investigation of the fact of a trade secret disclosure.

9.5. The commission conducting official investigation shall establish: circumstances of a trade secret disclosure; nature of a trade secret; persons guilty of disclosure of a trade secret; causes and conditions that have made a trade secret disclosure possible.

9.6. Official investigation shall be carried out as quickly as possible, but for no longer than one month from the date of revealing the fact of a trade secret disclosure. Measures on localization of negative consequences of a trade secret disclosure shall be taken simultaneously with the work of the commission.

9.7. The management of the Company shall make a decision on imposing a material penalty upon those guilty of a trade secret disclosure in the order stipulated by the effective legislation of the Russian Federation.

9.8. If there is ample evidence that the person guilty of a trade secret disclosure violated the administrative or criminal laws, the management of the Company has the right to appeal to law enforcement bodies to make the person answerable for his actions in accordance with the applicable legislation.

9.9. If a trade secret disclosure causes material damage and the guilty person refuses to recoup for damages of his own free will, the management of the Company shall be entitled to take the protection of its interests to court.

Deputy General Director for Security **V. A. Statuev**

ANNEX 2

List of the data constituting a trade secret of Public Joint –Stock Company "Southern Telecommunications Company"

APPROVED
by the Decision of the Management Board of "UTK" PJSC
№ 9/8
of July 29, 2004

LIST
of the data constituting a trade secret of Public Joint –Stock Company "Southern Telecommunications Company"

№№	Description	Period of validity, terms of access restrictions cessation
1	2	3
	1. Telecommunications operation and development	
1.1.	Generalized data on the concept of strategic development of "Southern Telecommunications Company" PJSC (hereinafter referred to as the Company) if its disclosure can cause damage to the Company's interests.	Till making decision on their realization
1.2.	Consolidated data including detailed plans of capital investments in development of the Company's telecommunications network.	Till realization of the plans
1.3.	Data on marketing researches of telecommunications market and their results (indicators of demand, competitiveness, etc.).	1 year
1.4.	Data on the equipped long-distance intraregional telephone channels.	Regularly
	2. Legal and organizational matters	
2.1.	Information about the planned establishment (liquidation) of affiliated companies and branches of the Open Joint –Stock Company if its disclosure can cause damage to the Company's interests.	Till making decision on their disclosure
2.2.	Information revealing the Company's position relating to legal and arbitration cases, which disclosure may cause moral and economic damage to the Company (if a separate decision on referring such information to a trade secret has been taken).	Till ending of legal cases
	3. Trade and economic relations	
3.1.	Information about the subject of negotiations, target purpose, contents and price of the contracts concluded or to be conclude with representatives of third-party organizations if at least one of the parties insists in writing on keeping the data confidential.	Till full execution of the contract
3.2.	Data about partners (contractors, competitors, third-party companies and organizations) made out on the basis of inofficial information or revealing sources or ways of	Regularly

3.3.	Results of internal audits and audits performed by other authorized bodies (except for the Auditing Commission and Board of Directors of "UTK" PJSC).	Regularly
4. Financial and economic activity		
4.1.	Data on credit conditions received by the Company from the banks of the Russian Federation or foreign companies (firms).	3 years
4.2.	Data on conditions of carrying out offsets and bill operations on accounts receivable and payable.	1 year
4.3.	Contents of book keeping registers and internal accounting reports (except for public accounting reports).	Regularly
5. Foreign-economic activity		
5.1.	Contracts concluded with foreign companies, supplements and additional agreements to them if their disclosure can cause damage to the Company's interests.	Till loss of actuality
5.2.	Cooperation memorandums and protocols of intentions signed with foreign companies if their disclosure can damage the Company's interests.	Till loss of actuality
6. Security and protection		
6.1.	Information about the organization and state of physical guarding of administrative and production buildings of the Company, security regime, installed alarm and control systems.	Regularly
6.2.	Data on the organization of password protection. Passwords used by the Company for authorization and authentification in information systems (PIN – codes, logins and access passwords).	Regularly
6.3.	Data on the users' access system to resources of local and corporate networks and their details.	Regularly
6.4.	Initial texts of developed programs and algorithms of their work.	Regularly
6.5.	Data on the organization and state of the integrated protection system of confidential information (plans, reports, accounts, etc.).	Regularly
6.6.	Summary subscriber data (subsriber number and ESN access code) of CDMA-based radio access network.	Regularly
6.7.	Summary information about Internet users of "UTK" PJSC (login and access password).	Regularly
6.8.	PIN – codes of IP- and telephone service cards.	Regularly
6.9.	Amount of cash received in banks, time of the cash reception, cars used for transportation, routes of trasportation, involved employees, security measures.	Regularly

Deputy General Director for Security V. A. Statuev

Appendix 3

Financial accounts of Public Joint –Stock Company "Southern Telecommunications Company" for the first quarter of 2005

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2005	04	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		
Date of approval	29.04.2005		
Date dispatched (received)	29.04.2005		

As of **31 March 2005**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

ASSETS	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. . NON-CURRENT ASSETS					
Intangible assets		110	110	947	853
Fixed assets		120	120	29 727 079	29 820 370
Capital investments		130	130	5 583 480	5 574 874
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	**140**	561 727	580 561
including:					
investments in subsidiaries			141	463 369	482 503
investments in affiliated companies			142	28 807	28 807
investments in other companies			143	3 372	3 372
Other long-term financial investments			144	66 179	65 879
Deferred tax assets		145	145	180 195	182 704
Other non-current assets		150	150	1 673 234	1 514 985
Total for section I		190	**190**	37 726 662	37 674 347
II.CURRENT ASSETS					
Inventories		210	**210**	1 226 059	1 187 521
including:					
raw materials, materials and other similar values		211	211	901 149	865 107
expenditures in work-in-process (turnover costs)		213	213	73	621
finished products and goods for resale		214	214	23 691	19 132
shipped goods		215	215		
deferred expenses		216	216	301 145	302 660
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	2 502 153	2 347 869
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	34 449	27 088
including: buyers and customers		231	231		
advances distributed			232	15 802	5 821
other debtors			233	18 647	21 267
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1 392 285	1 318 166
including: buyers and customers		241	241	1 054 668	981 275
advances distributed			242	149 490	189 289
other debtors			243	188 127	147 602
Short-term financial investments		250	250	59 973	59 973

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

ASSETS	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	**1a**	**2**	**2a**	**3**	**4**
Monetary funds		260	260	398 560	428 959
Other current assets		270	270	653	718
Total for section II		290	**290**	5 614 132	5 370 294
BALANCE (sum of lines 190+290)		300	**300**	43 340 794	43 044 641

LIABILITIES	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authirized capital		410	410	1 297 779	1 297 779
Additional capital		420	420	5 639 535	5 629 201
Capital reserves		430	430	64 889	64 889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5 205 728	5 216 062
Retained earnings (uncovered losses) of the year under report		470	470	X	(10 713)
Total for section III		490	**490**	12 207 931	12 197 218
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	11 343 885	11 490 943
including:					
credits			511	6 296 803	5 841 021
loans			512	5 047 082	5 649 922
Deferred tax liabilities		515	515	493 472	531 997
Other long-term liabilities		520	520	3 769 502	3 666 672
Total for section IV		590	**590**	15 606 859	15 689 612
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	8 074 234	7 940 822
including:					
credits			611	4 046 301	4 500 605
loans			612	4 027 933	3 440 217
Accounts payable,		620	**620**	6 748 903	6 540 597
including: suppliers and contractors		621	621	5 366 946	5 042 469
advances received		625	622	332 228	278 587
Wage arrears		622	623	154 491	184 653
Indebtness to state out-of-budget funds		623	624	73 355	61 656
Tax liabilities		624	625	317 695	489 394
Other creditors		625	626	504 188	483 838
Dividends payable to participants (founders)		630	630	82 775	57 773
Deferred income		640	640	334 928	338 013
Reserves for upcoming expenses		650	650	285 164	280 606
Other short-term liabilities		660	660		
Total for section V		690	**690**	15 526 004	15 157 811
BALANCE (sum of the lines 490+590+690)		700	**700**	43 340 794	43 044 641

AVAILABILITY STATEMENT OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	708 393	697 549
including those under leasing		911	911	77 378	77 378
Inventories accepted for custody		920	902	44 995	42 012
Goods accepted for commission		930	903	23 691	5 416
Bad debts charged to losses		940	904	160 951	161 433
Obligations and payments collaterals (security) received		950	905		
Obligations and payments collaterals (security) given		960	906	15 854 001	16 110 804
Depreciation of housing stock		970	907	10 717	12 298
Depreciation of objects equipped with external modern		980	908	1 493	

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
services and utilities and other similar objects					
Payments for telecom services			909	64 638	58 095

STATEMENT ON THE NET ASSETS VALUE

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12 542 859	12 535 231

CEO ______ (signature) G. A. Romsky **Chief Accountant** ______ (signature) T. V. Rusinova

PROFIT AND LOSS STATEMENT

For 2005

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2005	04	29
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Index	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I.Income from and expenses for normal activities					
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	4 290 401	3 793 097
including that from the sales: of communication services			011	4 232 722	3 707 402
Prime cost of sold goods, products, works and services		020	020	(3 246 695)	(2 962 736)
Including that from communication services			021	(3 211 464)	(2 897 203)
Profit (loss) from sales (lines 010 -020)		050	**050**	1 043 706	830 361
II. Operating income and expenses					
Interest receivable		060	060	1 985	2 406
Interest payable		070	070	(621 224)	(353 058)
Income from participation in other organizations		080	080	383	21
Other operating income		090	090	23 137	23 280
Other operating expenses		100	100	(391 905)	(252 070)
III. Income and expenses from sources other than sales					
Income from sources other than sales		120	120	90 818	38 622
Expenses for purposes other than sales		130	130	(65 314)	(84 196)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	81 586	205 366
Income tax charges (lines -151+152-153) including:			**150**	(85 149)	(56 135)
Deferred tax liabilities		142	151	(38 525)	(60 612)
Deferred tax assets		141	152	2 509	5 356
Current income tax charge		150	153	(49 133)	(879)
Profit (loss) from normal activities (lines 140-150)			**160**	(3 563)	149 231
IV. Extraordinary income and expenses					
Extraordinary income			170	370	3
Extraordinary expenses			180	(7 520)	(1 284)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)		190	**190**	(10 713)	147 950
For reference: Income tax conditional expense (profit)			201	(17 865)	(26 248)
Fixed tax liabilities		200	202	(107 871)	(32 283)
Fixed tax assets		200	203	40 587	2 396

Index	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301	X	X
Watered equity income (loss)			302	X	X

*** to be filled in the annual accounting report**

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	430	(142)	604	(447)
Profit (loss) of previous years		402	22 209	(25 526)	13 327	(20 366)
Compensation of losses inflicted by failure to fulfil or to fulfil duly the obligations		403	360	(255)	397	(110)
Foreign exchange differences		404	2 130	(318)	7 906	(645)
Allocations to evaluation reserves		405		(167 250)		(82 827)
Written-off accounts receivable and payable		406	536	(625)	276	(873)

CEO ____________ (signature) G. A. Romsky **Chief Accountant** ____________ (signature) T. V. Rusinova

Appendix 4

Financial accounts of Public Joint –Stock Company "Southern Telecommunications Company" for 2004

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2004	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		
Date of approval			
Date dispatched (received)			

As of **31 December 2004**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

ASSETS	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. . NON-CURRENT ASSETS					
Intangible assets		110	110	1 326	947
Fixed assets		120	120	20 937 178	29 727 079
Capital investments		130	130	3 772 664	5 583 480
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	**140**	390 398	561 727
including:					
investments in subsidiaries			141	327 231	463 369
investments in affiliated companies			142	34 991	28 807
investments in other companies			143	14 497	3 372
Other long-term financial investments			144	13 679	66 179
Deferred tax assets		145	145	107 343	180 195
Other non-current assets		150	150	946 839	1 673 234
Total for section I		190	**190**	26 155 748	37 726 662
II.CURRENT ASSETS					
Inventories		210	**210**	1 081 612	1 226 059
including:					
raw materials, materials and other similar values		211	211	847 918	901 149
expenditures in work-in-process (turnover costs)		213	213	84	73
finished products and goods for resale		214	214	42 217	23 691
shipped goods		215	215		
deferred expenses		216	216	190 600	301 145
other inventories and expenses		217	217	793	1
Value added tax on acquired values		220	220	1 922 618	2 502 153
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	42 256	34 449
including: buyers and customers		231	231		
advances distributed			232	25 403	15 802
other debtors			233	16 853	18 647
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1 463 861	1 417 679
including: buyers and customers		241	241	899 648	1 054 668
advances distributed			242	242 802	149 490

ASSETS	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	**1a**	**2**	**2a**	**3**	**4**
other debtors			243	321 411	213 521
Short-term financial investments		250	250	35 321	59 973
Monetary funds		260	260	268 197	398 560
Other current assets		270	270	412	653
Total for section II		290	**290**	4 814 277	5 639 526
BALANCE (sum of lines 190+290)		300	**300**	30 970 025	43 366 188

LIABILITIES	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authirized capital		410	410	1 297 779	1 297 779
Additional capital		420	420	5 724 394	5 639 535
Capital reserves		430	430	64 889	64 889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5 406 480	5 142 900
Retained earnings (uncovered losses) of the year under report		470	470	X	276 649
Total for section III		490	**490**	12 493 542	12 421 752
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	4 772 416	11 343 885
including: credits			511	4 719 044	6 296 803
loans			512	53 372	5 047 082
Deferred tax liabilities		515	515	248 142	493 472
Other long-term liabilities		520	520	3 178 547	3 769 502
Total for section IV		590	**590**	8 199 105	15 606 859
V. SHORT-TERM LIABILITIES Loans and credits		610	**610**	5 371 906	8 074 234
including: credits			611	3 620 965	4 046 301
loans			612	1 750 941	4 027 933
Accounts payable,		620	**620**	4 452 961	6 749 326
including: suppliers and contractors		621	621	3 273 079	5 366 946
advances received		625	622	325 256	332 228
Wage arrears		622	623	182 429	154 491
Indebtness to state out-of-budget funds		623	624	88 149	73 355
Tax liabilities		624	625	102 852	318 118
Other creditors		625	626	481 196	504 188
Dividends payable to participants (founders)		630	630	141 446	82 775
Deferred income		640	640	272 896	334 928
Reserves for upcoming expenses		650	650	38 169	96 314
Other short-term liabilities		660	660		
Total for section V		690	**690**	10 277 378	15 337 577
BALANCE (sum of the lines 490+590+690)		700	**700**	30 970 025	43 366 188

AVAILABILITY STATEMENT OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	662 331	708 393
including those under leasing		911	911	77 378	77 378
Inventories accepted for custody		920	902	28 546	44 995
Goods accepted for commission		930	903		23 691
Bad debts charged to losses		940	904	167 093	160 951
Obligations and payments collaterals (security) received		950	905		
Obligations and payments collaterals (security) given		960	906	10 098 622	15 854 001
Depreciation of housing stock		970	907	10 846	10 717
Depreciation of objects equipped with external modern		980	908	1 251	1 493

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
services and utilities and other similar objects					
Payments for telecom services			909	65 204	64 638

STATEMENT ON THE NET ASSETS VALUE

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12 766 438	12 756 680

CEO ____________ (signature) G. A. Romsky **Chief Accountant** ____________ (signature) T. V. Rusinova

PROFIT AND LOSS STATEMENT

For 2004

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2004	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Index	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I.Income from and expenses for normal activities					
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	16 752 576	13 506 587
including that from the sales: of communication services			011	16 303 127	13 222 688
Prime cost of sold goods, products, works and services		020	020	(13 358 983)	(10 452 947)
Including that from communication services			021	(12 999 561)	(10 231 580)
Profit (loss) from sales (lines 010 -020)		050	**050**	3 393 593	3 053 640
II. Operating income and expenses					
Interest receivable		060	060	7 987	10 452
Interest payable		070	070	(2 007 055)	(547 226)
Income from participation in other organizations		080	080	77 552	167 146
Other operating income		090	090	537 224	314 571
Other operating expenses		100	100	(1 193 747)	(723 613)
III. Income and expenses from sources other than sales					
Income from sources other than sales		120	120	387 679	167 472
Expenses for purposes other than sales		130	130	(596 292)	(777 358)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	606 941	1 665 084
Income tax charges (lines -151+152-153) including:			**150**	(323 269)	(577 601)
Deferred tax liabilities		142	151	(245 330)	(182 853)
Deferred tax assets		141	152	72 852	26 136
Current income tax charge		150	153	(150 791)	(420 884)
Profit (loss) from normal activities (lines 140-150)			**160**	283 672	1 087 483
IV. Extraordinary income and expenses					
Extraordinary income			170	1 065	268
Extraordinary expenses			180	(8 088)	(7 314)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)		190	**190**	276 649	1 080 437
For reference: Income tax conditional expense (profit)			201	(143 980)	(399 619)
Fixed tax liabilities		200	202	(265 172)	(321 221)
Fixed tax assets		200	203	85 883	143 239

Index	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301		0.00033
Watered equity income (loss)			302		

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	2 157	(62 599)	4 337	(55 723)
Profit (loss) of previous years		402	94 865	(85 689)	46 418	(82 091)
Compensation of losses inflicted by failure to fulfil or to fulfil duly the obligations		403	125 165	(942)	1 273	(195)
Foreign exchange differences		404	10 213	(8 123)	54 474	(137 627)
Allocations to evaluation reserves		405	70 890	(262 446)		(220 180)
Written-off accounts receivable and payable		406	2 723	(2 144)	5 704	(2 666)

CEO ________ (signature) G. A. Romsky **Chief Accountant** ________ (signature) T. V. Rusinova

CAPITAL MOVEMENT STATEMENT

for **2004**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Коды
Form No.3 under OKUD	0710003
Date (year, month, day)	2004 12 31
under OKPO	01151037
TIN	2308025192
under OKVED	64.20; 64.20.11
under OKOPF/OKFS	47/42
under OKEI	384

1.Capital changes

Index	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
Balance as of 31 December 2002		**100**	1 297 779	4 215 276	63 260	4 672 255	10 248 570
2003							
Changes in the accounting policy		101	X	X	X	15 919	15 919
Change in value of fixed assets due to revaluation		102	X	1 545 234	X		1 545 234
Other		103	X		X		
Balance as of 1 January 2003		**104**	1 297 779	5 760 510	63 260	4 688 174	11 809 723
Change of capital accounts:		**200**		(36 116)	1 629	718 306	683 819
Foreign exchange rates changes		201	X		X	X	
Net income (loss) of the reporting year		202	X	X	X	1 080 437	1 080 437
Dividends		203	X	X	X	(396 618)	(396 618)
Allocations to reserve funds		204	X	X	1 629	(1 629)	
Issue of additional shares at the Company's own expense		205			X		
Increase in shares' par value		206			X		
Capital change due to retirement of PP&E		207	X	(36 116)	X	36 116	
Other		208					
Capital increase due to:		**210**					
issue of additional shares at the expense of shareholders		211			X	X	
reorganization of a juridical person		212					
other		213					
Capital reduction due to:		**220**					
Reduction of the shares' quantity		221		X	X		
decrease of a share's par value		222		X	X	X	
reorganization of a juridical person		223					
other		224					
Balance as of 31 December 2003		**300**	1 297 779	5 724 394	64 889	5 406 480	12 493 542
2004							
Changes in the accounting policy		301	X	X	X		
Change in value of fixed assets due to revaluation		302	X		X		
Other		303	X		X		
Balance as of 1 January 2004	100	**304**	1 297 779	5 724 394	64 889	5 406 480	12 493 542

Index	Index code	Line code	Authorized capital	Additional paid-in capital	Reserves	Retained earnings (uncovered losses)	Total
1	1a	2	3	4	5	6	7
Change of capital accounts:		**400**		(84 859)		13 069	(71 790)
Foreign exchange rates changes		401	X		X	X	
Net income (loss) of the reporting year		402	X	X	X	276 649	276 649
Dividends		403	X	X	X	(348 439)	(348 439)
Allocations to reserve funds	110	404	X	X			
Issue of additional shares at the Company's own expense	121	405			X		
Increase in shares' par value	122	406			X		
Capital change due to retirement of PP&E		407	X	(84 859)	X	84 859	
Other		408					
Capital increase due to:		**410**					
issue of additional shares at the expense of shareholders	121	411			X	X	
reorganization of a juridical person	123	412					
other		413					
Capital reduction due to:		**420**					
Reduction of the shares' quantity	132	421		X	X		
decrease of a share's par value	131	422		X	X	X	
reorganization of a juridical person	133	423					
other		424					
Balance as of 31 December 2004	**140**	**500**	1 297 779	5 639 535	64 889	5 419 549	12 421 752

2. Reserves

Index	Index code	Line code	Opening balance	allocated	Used/ replenished	Opening balance
1	1a	2	3	4	5	6
Reserves created in accordance with the legislation: 2003		601	63 260	1 629		64 889
2004		602	64 889			64 889
Reserves created in accordance with the constituent documents: The Company employees' fund for shareholding 2003		603				
2004		604				
Evaluation reserves: Bad debt reserves 2003		605	188 037	192 627	(125 989)	254 675
2004		606	254 675	345 864	(173 195)	427 344
Reserve for default of investments in securities 2003		607		48 234		48 234
2004		608	48 234	103	(44 658)	3 679
Reserve for depreciation of material assets 2003		609				
2004		610				
Reserve for forthcoming expenses: 2003		611				
2004		612	38 169	96 314	(38 169)	96 314
Reserves for conditional						

Index	Index code	Line code	Opening balance	allocated	Used/ replenished	Opening balance
1	1a	2	3	4	5	6
obligations:						
2003		613				
2004		614				

CEO ____________ (signature) G. A. Romsky **Chief Accountant** ____________ (signature) T. V. Rusinova

CASH FLOW STATEMENT

for **2004**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**
Taxpayer Identification Number **2308025192**
Areas of activities: **Telecommunications**
Organizational & Legal form/Form of Ownership: **mixed**
Measurement unit: **RUR thousand**

	Codes		
Form No.4 under OKUD	0710004		
Date (year, month, day)	2004	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Index	Index code	Line code	For the reporting year	For the same period of the previous year
1	1a	2	3	4
OPENING BALANCE		**010**	268 197	206 220
OPERATING ACTIVITY				
Total cash inflow, including:		**020**	18 407 576	17 184 258
Cash from buyers and customers		021	17 887 532	15 411 490
Other cash inflows		022	520 044	1 772 768
Total cash outflow:		**030**	(15 303 786)	(14 819 796)
Including Cash spent on:				
Payments for goods, works, services, raw materials acquired	150	031	(5 668 057)	(4 359 548)
Wages and salaries	160	032	(3 722 472)	(3 111 120)
Interest payments	170	033	(1 478 791)	(507 038)
Taxes paid	180	034	(2 607 085)	(3 942 622)
Other cash outflows		035	(1 827 381)	(2 899 468)
Net cash from operating activity		**040**	3 103 790	2 364 462
INVESTMENT ACTIVITY				
Total cash inflow, including:		**050**	637 505	293 882
Cash from sale of PP&E	210	051	39 273	24 974
Cash from redemption and sale of securities, sale of stakes, shareholdings and other financial investments	220	052	307 720	10 000
Dividends received	230	053	52 164	161 130
Interest received	240	054	7 986	8 425
From borrowings	250	055	5 520	22 100
Other cash inflows		056	224 842	67 253
Total cash outflow:		**060**	(11 026 349)	(9 415 753)
Including Cash spent on:				
Acquisition and construction of PP&E	290	061	(10 796 259)	(8 322 273)
Acquisition of shares, stakes, stockholdings	280	062	(134 728)	(60 020)
Acquisition of bonds and other financial investments	300	063	(83 817)	(4 020)
Borrowings to other organizations	310	064	(550)	(32 613)
Other cash outflows		065	(10 995)	(996 827)
Net cash from investment activity	**340**	**070**	(10 388 844)	(9 121 871)
FINANCIAL ACTIVITY				
Total cash inflow, including:		**080**	15 702 317	11 805 186
Loans and credits received		081	15 622 352	11 679 215
Other cash inflows		082	79 965	125 971
Total cash outflow:		**090**	(8 286 900)	(4 985 800)
Including Cash spent on:				
Principal payments on borrowings (excl. interest)		091	(6 659 431)	(4 018 182)
Repayment of finance lease		092	(1 236 564)	(473 083)
Dividend payment	170	093	(369 488)	(434 067)
Other cash outflows		094	(21 417)	(60 468)
Net cash from financial activity		**100**	7 415 417	6 819 386
Net increase (decrease) in cash and cash equivalents		**110**	130 363	61 977
CLOSING BALANCE		**120**	398 560	268 197
Foreign exchange gain (loss)		130		(6)

CEO	(signature)	G. A. Romsky	**Chief Accountant**	(signature)	T. V. Rusinova

APPENDIX TO THE BALANCE SHEET

As of **31 December 2004**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	codes		
Form No.5 under OKUD	0710005		
Date (year, month, day)	2004	12	31
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Intangible Assets

Index	Index code	Line code	Opening balance	Put in operation	Retired	Closing balance
1	1a	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	**101**	2 132			2 132
including: holder of patents for inventions, industrial patents, certificates for effective models,	011	102				
Holder of rights to software, data bases	012	103	2 042			2 042
Owner of trade marks and signs of service, the name of the place of product origin	014	104	90			90
other	015	105				
Miscellaneous	040	106				
Total		**110**	2 132			2 132

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Intangible Assets Depreciation - total	050	**120**	806	1 185
including: *holder of patents for inventions, industrial patents, certificates for effective models*		121		
Holder of rights to software, data bases		122	804	1 175
Owner of trade marks and signs of service, the name of the place of product origin		123	2	10
other		124		

3. Fixed assets

Index	Index code	Line code	Opening balance	Put in operation	Retired	Closing balance
1	1a	2	3	4	5	6
Buildings		201	4 501 275	608 479	(18 454)	5 091 300
Facilities		202	8 685 558	5 066 019	(41 423)	13 710 154
Machines and equipment		203	15 307 591	4 323 215	(237 197)	19 393 609
Vehicles		204	432 372	56 125	(8 731)	479 766
Computers and office equipment		205	597 093	405 368	(7 741)	994 720
Housing stock		206	40 175	2 367	(2 365)	40 177
Land and natural resources		207	19	1 480		1 499
Other fixed assets		208	266 574	177 213	(9 284)	434 503
Total		**210**	29 830 657	10 640 266	(325 195)	40 145 728

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	8 893 479	10 418 649
including: *buildings*		221	1 213 042	1 268 088
facilities		222	3 114 742	3 500 273
Machines and equipment		223	4 003 797	4 845 919
Vehicles		224	183 349	222 092
Computers and office equipment		225	222 103	336 009
Other fixed assets		226	156 446	246 268
Out of line 210 - fixed assets under lease, total		**230**	454 278	429 314
including: buildings		231	359 298	389 263
facilities		232	4 373	12 150
Machines and equipment		233	82 139	11 776
Vehicles		234	4 701	9 542
Other fixed assets		235	3 767	6 583
Out of line 210 - fixed assets under conservation, total		240	20 165	17 541

Reference:	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Results of fixed assets' reappraisal:		**250**		X
Original (replacement) value	171	251		X
Amortisation	172	252		X
Fixed assets taken on lease - total		**260**	662 331	708 393
including: buildings		261	411 378	411 720
facilities		262	160 739	73 473
Machines and equipment		263	78 259	76 821
Vehicles		264	1 699	1 653
Other fixed assets		265	10 256	144 726
Objects of real estate put into operation and being under the process of state registration		270	79 434	3 354 184

3. Investments in material values

Index	Index code	Line code	Opening balance	Put in operation	Retired	Closing balance
1	1a	2	3	4	5	6
Property for leasing		301				
Property for hire		302				
Other		303				
Total		**310**				

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Depreciation of investments in material values		311		

4.Expenses for research, development and process engineering works

Kinds of works	Index code	Line code	Opening balance	Put in operation	Retired	Closing balance
1	1a	2	3	4	5	6
Total	310	400				

For reference	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Expenses for research, development and process engineering works in process	320	401		

For reference	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
Expenses charged to operating costs		402		
Expenses for research, development and process engineering works that have not produced positive results, charged to non-operating expenses		403		

5. Financial investments

Index	Index code	Line code	Long-term		Short-term	
			Opening balance	Closing balance	Opening balance	Closing balance
1	1a	2	3	4	5	6
Investments in authorized (share) capitals of other organizations - total	510	501	376 719	495 548		
including: affiliated and dependent companies	511	502	362 222	492 176		
State, municipal bonds and bonds of the external companies	515	503			45	
Promissory notes	520	504				7 717
Loans granted	525	505	13 679	66 179	10 000	51 000
Deposit investments	530	506				
Other	535	507			25 276	1 256
Total	540	**510**	390 398	561 727	35 321	59 973
Out of the total amount - financial investments having current market value: Investments in authorized (share) capitals of other organizations - total	550	511				
including: affiliated and dependent companies	551	512				
State, municipal bonds and bonds of the external companies	555	513				
Promissory notes	560	514				
Other	565	515				
Total	570	**520**				
For reference: Adjusted market value due to reappraisal with	580	521				

Public Joint Stock Company "Southern Telecommunications Company"
TIN 2308025192

Index	Index code	Line code	Long-term		Short-term	
			Opening balance	Closing balance	Opening balance	Closing balance
1	1a	2	3	4	5	6
regard to the financial investments having the current market value						

6. Operating costs

Index	Index code	Line code	For the year under report 2003	For the previous year 2002
1	1a	2	3	4
Material expenses	710	601	(4 397 155)	(2 788 565)
Wages and salaries	720	602	(4 219 092)	(3 530 155)
Social expenses	730	603	(1 264 868)	(1 094 401)
Depreciation charges	740	604	(1 673 367)	(1 070 538)
Other expenses	750	605	(1 804 501)	(1 969 288)
Total costs	760	**610**	(13 358 983)	(10 452 947)
Balance change (increase [+], decrease [-]): Work in process	765	621	(12)	(103)
Deferred expenses	766	622	110 544	122 508

7. Security

Index	Index code	Line code	Opening balance	Closing balance
1	1a	2	3	4
Security received - total		**710**		
including: bank guarantees		711		
guarantees of third persons		712		
Promissory notes		713		
Property under pledge (security)		**714**		
including: PP&E		715		
Securities and other financial investments		716		
Other property		717		
other		718		
Security given - total		**720**	10 098 622	15 854 001
including: guarantees of third persons		721		3 573 365
Promissory notes		722		
Property under pledge (security)		**723**	10 098 622	12 280 636
including: PP&E		724	10 098 622	12 280 636
Securities and other financial investments		725		
Other property		726		
other		727		

8. State support

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Budgetary provisions received in the reporting year - total	910	**810**	200	3 403
including: budget allocations for capex financing		811	200	3 403

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
budget allocations for financing of current expenses		812		

Index	Index code	Line code	Opening balance	Получено за отчетный период	Возвращено за отчетный период	Closing balance
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**				
budget allocations for capex financing		821				
budget allocations for financing of current expenses		822				

CEO ____________ (signature) G. A. Romsky **Chief Accountant** ____________ (signature) T. V. Rusinova